Lesaka

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Lesaka Technologies, Inc.

Annual Report 2026

Lesaka Technologies, Inc. Executive Chairman's Letter for 2026 Annual Report

To My Fellow Shareholders:

Fiscal 2026 was an important year for Lesaka and we achieved some very significant milestones over the past twelve months that have positioned the Company favorably for the future.

One year ago, we set out to accomplish three key goals during the year:

1. Make significant progress integrating the businesses we had brought together both in operations and footprint;
2. Build a single consumer facing Lesaka brand; and
3. Demonstrate the operating leverage that a platform of our scale should produce.

I am pleased to report that we have made substantial progress against those commitments, and I believe Lesaka is a much stronger company today, financially and operationally, than it was a year ago. Today, we sit at a unique inflection point in our evolution – with a strong position and the capabilities to compound growth, profitability and cash flow over the next three years and create meaningful shareholder value.

Financial Performance

We reported solid financial results in fiscal 2026 and achieved our guidance targets. We delivered a strong combination of growth and profitability, while improving the cash-generating capacity of the business, which was a significant improvement from prior years. For example, compared to fiscal 2025:

- Net Revenue[1] grew 29% to $374.9 million (20% to ZAR 6.33 billion);
- Group Adjusted EBITDA[1] grew 52% to $75.7 million (41% to ZAR 1.27 billion);
- Adjusted Earnings per share[1] grew 225% to $0.39 (210% to ZAR 6.51);
- Net Debt[1] to Group Adjusted EBITDA decreased from 2.9x to 1.9x (below our 2.0x target);
- Net Cash from Operations reached $52.4 million (ZAR 864 million) for the year; and
- Net Cash after Capex reached ZAR 443 million (after ZAR 421million in capital expenditures).

At the same time, we were able to reduce the "noise" in our numbers that are a consequence of legacy. For example, we reduced our non-operational charges from approximately ZAR 1.7 billion to ZAR 35 million, and our one-time charges decreased from $17.8 million (ZAR 322 million) to $5.5 million (ZAR 91 million) as we completed the exit of our remaining non-core investments and businesses. As a result, we were able to deliver cleaner results and higher-quality earnings than we have reported in prior years.

Scale and Operating Leverage

Beyond the headline numbers, I believe Lesaka is reaching an inflection point, with growth and profitability poised to accelerate over the next few years. We are also getting bigger and beginning to show the benefits of scale. For example, in the fourth quarter of fiscal 2026:

- Group Adjusted EBITDA margin[2] reached nearly 23%, up from 20% a year ago in ZAR;
- Group costs were relatively stable at $14.1 million (ZAR 238 million) as our business units scaled meaningfully; and
- Last Twelve Months Capex as a percentage of Group Adjusted EBITDA decreased from 42% to 33%.

We believe our scale efficiencies and operating leverage will continue to improve as our Consumer and Enterprise segments grow into a shared cost base and we complete the integration workstreams in our Merchant segment.

We are also beginning to deploy AI across our operations to automate workflows, improve risk and fraud management, make better use of our data and enhance customer service. These initiatives remain at an early stage, but we believe they can strengthen both revenue growth and operating efficiency over time.

---

[1] Net Revenue, Adjusted Earnings, Adjusted Earnings per shares and Net Debt are non-GAAP measures. Refer below for a discussion regarding these non-GAAP measures. Refer also below and to Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations—Use of non-GAAP measures of our Annual Report on Form 10-K for a discussion regarding our non-GAAP measures and a reconciliation of Group Adjusted EBITDA to the comparable GAAP measure.

[2] Group Adjusted EBITDA margin is Group Adjusted EBITDA divided by Net Revenue.

Segment Performance

At the segment level, our three businesses had varying results in fiscal 2026, given the different stages of their evolution and the workstreams in our plan.

- Our Consumer business delivered very strong results. Net Revenue grew 49% year-over-year to $142.6 million (38% year-over-year to ZAR 2.4 billion), our Active consumer base grew 11% to 2.1 million, and we were able to increase ARPU by 15% to R98 per month.
- Our Enterprise business also had a strong year. While fiscal 2025 was a year of building out the capabilities in this business, we were able to deliver more meaningful results in fiscal 2026 with Net Revenue growing 51% year-over-year (40% year-over-year in ZAR).
- Our Merchant business had a more challenging year. Net Revenue only grew 1% (3% in ZAR) as we worked through the complexities and absorbed the costs of bringing several acquired businesses onto one platform. While we continued to win new merchants and volumes, we also faced some margin pressure in this segment due to faster growth in lower-margin supplier payments, take rate pressure in our Alternative Digital Products from a reset in airtime commissions by the mobile networks throughout the year, and more competitive pricing in our cash and acquiring services.

While I am not satisfied with the performance in our Merchant segment, I have been encouraged by several signs of improvement already underway. For example, we are seeing improvements in same-store-sales volume growth within our existing customers, higher multi-product economics, and early signs of an accelerating merchant base. We are prioritizing several initiatives to improve our results in this segment and I believe our Merchant business will evolve similar to the journeys of our Consumer business two years ago and our Enterprise business in fiscal 2026.

One Lesaka

This was also the year that our *One Lesaka* initiative materialized. During fiscal 2026, we laid the foundation by consolidating our brands and office footprint. Following year-end, our Johannesburg team moved into its new home in July 2026, with Cape Town and Durban to follow, and we publicly launched our refreshed Lesaka brand. Our customers are starting to identify with us under one brand and our employees have embraced our unified identity with genuine energy. This cultural "coming-together" is a key building-block to the success of the Company in the future.

Bank Zero

We also made important progress toward what is expected to be an important milestone in Lesaka's history, our acquisition of Bank Zero. During the past year, we received unconditional approval from the Competition Tribunal in November 2025, Bank Zero's deposit base grew from under ZAR 400 million to over ZAR 700million, and it onboarded its first alliance banking partner. We believe Bank Zero remains on track to exceed ZAR 1.0 billion in deposits and reach break-even by December 2026. Over the next few months, we will continue to work through the remaining regulatory approvals and anticipate completion before the end of this calendar year.

Once the acquisition is completed, Bank Zero will enable us to fund our lending solutions more efficiently with customer deposits rather than bank debt. We believe this will enable us to reduce our gross debt to approximately ZAR 2.3 billion by the end of first quarter of fiscal 2028, decrease our leverage ratio below 1.0x, deepen our product offerings and reduce our dependence on third-party infrastructure.

Looking Ahead

We have developed a strategic plan, made investments and implemented a series of management initiatives to position the business favorably for the future and compound higher growth with increased profitability and higher cash flow conversion.

For fiscal 2027, we have guided the market to:

- Net Revenue of ZAR 7.0 billion to ZAR 7.7 billion;
- Group Adjusted EBITDA of ZAR 1.45 billion to ZAR 1.60 billion; and
- Adjusted EPS of ZAR 7.50 to ZAR 8.50.

This guidance includes Bank Zero, which we expect to be relatively neutral to Group results in its first year, with most synergies accruing in fiscal 2028. Looking further out, our management's ambition (through June 2029), is to grow:

- Net Revenue at a 20% CAGR to approximately ZAR 11 billion;
- Group Adjusted EBITDA at a 30% CAGR to an EBITDA margin above 25%; and
- Adjusted EPS at a 40% CAGR to above ZAR 18 per share.

We believe these are achievable and our management team is focused and incentivized to outperform these growth rates where possible.

Still Early in Our Evolution

We made a lot of progress in fiscal 2026, and our outlook for the next three years is strong, but we are still relatively early in our evolution. Lesaka was formed only four years ago, and building a single, integrated Southern African fintech platform out of a number of different businesses, cultures and systems is hard work.

But our plan is working. There is no one in the market that can offer the breadth of services, the total value and the connectivity that we provide across all three ecosystems, for consumers, merchants, and enterprises. We have created critical competitive advantages in the marketplace and have a massive opportunity to capture ahead of us with a clear right to win.

We have the team, the platform, the brand, and an increasingly strong balance sheet to take the next step in our journey. I am grateful for the trust our shareholders, customers and employees have placed in us, and we look forward to continuing to earn it as we build Africa's leading independent fintech platform.

Sincerely,

Ali Mazanderani
Executive Chairman

Financial results at a glance

Consolidated results
(in United States dollar thousands, except percentages, per share data and number of employees)

	Year Ended June 30				
	2026	**2025(A)**	**2024(A)**	**2023(A)**	**2022(A)**
Revenue	**721,554**	659,701	564,222	527,971	222,609
Group Adjusted EBITDA	**75,742**	49,822	36,100	24,079	(22,338)
Operating income (loss)	**12,681**	(27,966)	2,754	(16,098)	(40,963)
Operating income (loss) margin	**2%**	(4%)	0%	(3%)	(18%)
Net income (loss) Lesaka	**2,758**	(90,957)	(18,515)	(35,935)	(44,697)
Earnings (Loss) per share:					
Basic ($)	**0.03**	(1.19)	(0.29)	(0.57)	(0.76)
Diluted ($)	**0.03**	(1.19)	(0.29)	(0.57)	(0.76)
Adjusted net income (loss)[3]	**32,232**	9,124	1,803	(9,767)	(29,478)
Adjusted earnings (loss) per share:					
Basic ($)[2]	0.39	0.12	0.03	(0.17)	(0.51)
Number of employees	**3,861**	3,728	2,531	2,296	2,650
Cash flows provided by (used in) operating activities	**52,444**	(9,122)	28,789	410	(37,198)
Cash and cash equivalents	**81,538**	76,639	65,918	58,632	104,800
Total assets	**699,288**	651,494	558,450	542,234	656,565
Total equity	**205,352**	159,413	173,228	178,006	234,159

(A) F2025, F2024, F2023 and F2022 have been corrected for the error discussed in Note 1 to our audited consolidated financial statements.

Operating segments information
(in United States dollar thousands)

Refer to Note 21 in our audited consolidated financial statements for additional information and Item 7 of our Annual Report on Form 10-K included in this Annual Report for a detailed discussion of our results per operating segment.

	Year ended June 30,				
Operating Segment	**2026 $ '000**	**% of total**	**2025 $ '000**	**% of total**	**% change**
Consolidated revenue:					
Merchant	509,335	71%	526,600	80%	(3%)
Consumer	142,631	20%	96,008	15%	49%
Enterprise	74,730	10%	42,554	6%	76%
Subtotal: Operating segments	726,696	101%	665,162	101%	9%
Eliminations	(5,142)	(1%)	(5,461)	(1%)	(6%)
Total consolidated revenue	**721,554**	**100%**	**659,701**	**100%**	**9%**
Group Adjusted EBITDA:					
Merchant	35,533	47%	35,329	70%	1%
Consumer	46,193	61%	23,949	48%	93%
Enterprise	8,119	11%	1,287	3%	531%
Group costs	(14,103)	(19%)	(10,743)	(21%)	31%
Group Adjusted EBITDA	**75,742**	**100%**	**49,822**	**100%**	52%

[3] Adjusted net income, earnings per share and Group Adjusted EBITDA are non-GAAP measures. Refer to —"Forward looking statements and use of non-GAAP measures—Use of non-GAAP measures in this Annual Report" for further information regarding these non-GAAP measures.

Forward looking statements and use of non-GAAP measures

Forward looking statements

This Annual Report contains forward-looking statements that involve risks and uncertainties that could cause our actual results to differ materially from those projected, anticipated or implied in the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "would," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms and other comparable terminology. For more information about the factors that could cause our actual results to differ materially from current expectations, you should refer to the section entitled "Risk Factors" in our 2026 Annual Report on Form 10-K and in our Quarterly Reports on Form 10-Q that we file from time to time with the United States Securities and Exchange Commission.

Use of non-GAAP measures in this Annual Report

US securities laws require that when we publish any non-GAAP measures, we disclose the reason for using the non-GAAP measure and provide a reconciliation to the directly comparable GAAP measure. The presentation of net revenue, Group Adjusted EBITDA adjusted net income (loss) and adjusted earnings (loss) per share, headline earnings per share ("HEPS") and net debt are non-GAAP measures.

Why we use non-GAAP measures

We believe that the use of Net Revenue is meaningful to users of financial information because it seeks to eliminate the impact of the change in the revenue mix from the revenue categories over the periods presented. Management believes that the Group Adjusted EBITDA metrics, adjusted net income (loss), earnings (loss) per share and enhances its own evaluation, as well as an investor's understanding, of our financial performance.

The inclusion of HEPS is a requirement of our listing on the JSE. HEPS basic and diluted is calculated using net (loss) income which has been determined based on GAAP. Accordingly, this may differ to the HEPS calculation of other companies listed on the JSE as these companies may report their financial results under a different financial reporting framework, including but not limited to, International Financial Reporting Standards.

How we calculate our non-GAAP measures

Revenue is the financial measure calculated in accordance with GAAP that is most directly comparable to net revenue. Net Revenue is calculated as revenue presented under GAAP less (i) the cost of Pinned Airtime sold by us, and (ii) commissions paid to third parties selling all other agency-based pre-paid solutions (including Pinless Airtime, electricity and other products) provided through our distribution channels.

Adjusted net income (loss) and earnings (loss) per share is GAAP net income (loss) and earnings (loss) per share adjusted for (1) the amortization of acquisition-related intangible assets (net of deferred taxes), (2) stock-based compensation charges and (3) unusual non-recurring items (refer to captions included in the table below).

Group Adjusted EBITDA is net income (loss) before interest, taxes, depreciation and amortization, adjusted for non-operational transactions (including loss on disposal of equity-accounted investments), impairment loss, loss from equity-accounted investments, stock-based compensation charges and once-off items. Once-off items represent non-recurring expense items, including costs related to acquisitions and transactions consummated or ultimately not pursued. Group Adjusted EBITDA margin is Group Adjusted EBITDA divided by revenue.

Headline earnings is GAAP net income (loss) excluding separately identifiable re-measurements (as defined in a circular published by The South African Institute of Chartered Accountants, titled Headline Earnings, and as amended from time to time (the "Circular"), net of related tax (both current and deferred) and related non-controlling interest, other than re-measurements specifically included in headline earnings (as defined in Circular).

Net debt is gross debt less cash and cash equivalents.

Reconciliation of GAAP revenue to net revenue

	Year ended June 30,	
	2026	**2025**
Revenue – GAAP	$ **721,554**	$ **659,701**
Cost of prepaid airtime vouchers sold by us & commissions paid to third parties selling all other agency-based products	(346,681)	(368,460)
Net Revenue (non-GAAP)	**$ 374,873**	**$ 291,241**
Merchant segment revenue (before eliminations) – GAAP	$ **509,335**	$ **526,600**
Cost of prepaid airtime vouchers sold by us & commissions paid to third parties selling all other agency-based products	(326,102)	(361,754)
Merchant Net Revenue (non-GAAP)	**$ 183,233**	**$ 164,846**
Enterprise segment revenue (before eliminations) – GAAP	$ **74,730**	$ **42,554**
Cost of prepaid airtime vouchers sold by us & commissions paid to third parties selling all other agency-based products	(20,579)	(6,706)
Enterprise Net Revenue (non-GAAP)	**$ 54,151**	**$ 35,848**

Reconciliation of GAAP net income to adjusted net income

The table below presents the reconciliation between GAAP net income (loss) to adjusted net income (loss) for our last five fiscal years:

	2026	**2025**	**2024**	**2023**	**2022**
GAAP[(A)]	**2,758**	**(90,957)**	**(18,515)**	**(35,935)**	**(44,697)**
Intangible asset amortization, net of tax	22,222	15,610	10,543	10,981	2,765
Stock-based compensation charge	6,969	9,550	7,911	7,309	2,962
Other	(3,883)	(127)	-	1,081	-
Impairment loss	2,961	18,371	-	7,039	-
Change in fair value of equity securities, net	(2,593)	49,294	-	-	-
Lesaka rebrand refresh, net of tax	2,108	-	-	-	-
ATM exit expenses and impairments	1,599	-	-	-	-
Reversal of allowance for doubtful loans receivable	(1,500)	-	(250)	-	-
Transaction-related costs	1,492	17,953	2,805	845	6,460
(Income) Expense recognized related to closure of legacy businesses	(848)	-	(952)	395	-
Loss (Gain) on disposal of equity securities	730	-	-	-	(720)
Impairment/ Loss on sale of equity method investment	584	161	-	205	376
Intangible asset amortization, net related to non-controlling interest	(367)	(282)	-	-	-
Release of valuation allowance related to deferred tax asset in Lesaka Financial Services[(A)]	-	(10,449)	(906)	(1,498)	-
Impairment of equity method investments	-	-	1,167	1,110	-
Change in tax rate	-	-	-	(1,299)	-
Retrenchment costs, net	-	-	-	-	5,894
Gain related to fair value adjustment to currency options	-	-	-	-	(3,691)
Legacy processing adjustments, net	-	-	-	-	1,173
Adjusted[(A)]	32,232	9,124	1,803	(9,767)	(29,478)

(A) F2025, F2024, F2023 and F2022 corrected for the error discussed in Note 1 to our audited consolidated financial statements.

Reconciliation of GAAP net income to headline loss

	2026	2025
Net income (loss) (USD'000)[(A)]	2,758	(90,957)
Adjustments:		
Loss on disposal of equity securities	730	-
Net loss on impairment/disposal of equity-accounted investment	584	-
Income recognized related to closure of legacy businesses	(848)	-
Impairment loss	4,035	18,863
Profit on sale of property, plant and equipment	(316)	13
Tax effects on above	472	(4)
Net income (loss) used to calculate headline loss (USD'000)[(A)]	7,415	(72,085)
Weighted average number of shares used to calculate net income (loss) per share basic loss and headline earnings (loss) per share basic earnings (loss) ('000)	82,088	76,466
Weighted average number of shares used to calculate net earnings (loss) per share diluted earnings (loss) and headline earnings (loss) per share diluted earnings (loss) ('000)	82,249	76,466
Headline earnings (loss) per share:		
Basic, in USD	0.09	(0.94)
Diluted, in USD	0.09	(0.94)

(A) F2025 corrected for the error discussed in Note 1 to our audited consolidated financial statements.

Calculation of the denominator for HEPS

	Year ended June 30,	
	2026	2025
	('000)	
Basic weighted-average common shares outstanding and unvested restricted shares expected to vest under GAAP	82,088	76,466
Effect of dilutive securities under GAAP	161	-
Denominator for headline diluted earnings (loss) per share	82,249	76,466

Weighted average number of shares used to calculate HEPS represents the denominator for basic weighted-average common shares outstanding and unvested restricted shares expected to vest plus the effect of dilutive securities under GAAP. We use this number of fully-diluted shares outstanding to calculate HEPS because we do not use the two-class method to calculate diluted HEPS.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)
☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 30, 2026

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934**

For the transition period from _________ To _________

Commission file number: **000-31203**

LESAKA TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Florida	**98-0171860**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

7 Parks Boulevard, Oxford Parks, 1st Floor,
Dunkeld, Johannesburg, 2196, South Africa
(Address of principal executive offices, including zip code)

Registrant's telephone number, including area code: +**27-11-343-2000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.001 per share	LSAK	NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act:

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act (check one):

☐	Large accelerated filer	☒	Accelerated filer
☐	Non-accelerated filer	☐	Smaller reporting company
		☐	Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant as of December 31, 2025 (the last business day of the registrant's most recently completed second fiscal quarter), based upon the closing price of the common stock as reported by The NASDAQ Global Select Market on such date, was $252,144,046. This calculation does not reflect a determination that persons are affiliates for any other purposes.

As of September 9, 2026, 85,824,094 shares of the registrant's common stock, par value $0.001 per share, net of treasury shares, were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of the definitive Proxy Statement for our 2026 Annual Meeting of Shareholders are incorporated by reference into Part III of this Form 10-K.

LESAKA TECHNOLOGIES, INC

INDEX TO ANNUAL REPORT ON FORM 10-K

Year Ended June 30, 2026

PART I

FORWARD LOOKING STATEMENTS

In addition to historical information, this Annual Report on Form 10-K ("Annual Report") contains forward-looking statements that involve risks and uncertainties that could cause our actual results to differ materially from those projected, anticipated or implied in the forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, those discussed in Item 1A—"Risk Factors." In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "would," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms and other comparable terminology. You should not place undue reliance on these forward-looking statements, which reflect our opinions only as of the date of this Annual Report. We undertake no obligation to release publicly any revisions to the forward-looking statements after the date of this Annual Report. You should carefully review the risk factors described in other documents we file from time to time with the Securities and Exchange Commission (the "SEC"), including the Quarterly Reports on Form 10-Q to be filed by us during our 2027 fiscal year, which runs from July 1, 2026 to June 30, 2027.

All references to "the Company," "we," "us," or "our" are references to Lesaka Technologies, Inc. and its consolidated subsidiaries, collectively, and all references to "Lesaka" are to Lesaka Technologies, Inc. only, except as otherwise indicated or where the context indicates otherwise.

ITEM 1. BUSINESS

Overview

Lesaka provides financial technology solutions to underserviced consumers, merchants and enterprises, improving the way they manage their daily financial activities and increasing financial inclusion in the markets in which we operate. In plain terms, we help our customers *pay, receive, borrow, insure and grow*: we enable them to make and accept payments, receive income such as wages and welfare grants, access credit, protect their families and assets through insurance, and grow their businesses and financial lives. We deliver these capabilities through three business divisions: Merchant, which provides payment acceptance, software, cash management, lending and alternative digital product solutions to merchants across our two channels; Community and Corporate. Consumer, which provides banking, lending and insurance solutions to consumers, principally recipients of social welfare grants in South Africa; and Enterprise, which provides payment processing, prepaid solutions and bill payment infrastructure connecting enterprises to consumers and businesses.

We bring these customer communities together within a single ecosystem by enabling them to engage and transact with each other. For example, an enterprise biller connected to our proprietary biller network can collect payment from a consumer who pays their bill at a nearby merchant using cash withdrawn with a debit card linked to a transactional account we provide to that consumer to receive their welfare grant or wages with the merchant, in turn, digitizing the cash received through one of our cloud-connected cash vaults. Each participant in this chain is a Lesaka customer, and each interaction deepens our data insight and our cross-sell opportunity. As of June 30, 2026, we served approximately 132,000 active merchants and approximately 2.1 million active consumers, and our Enterprise division connected a network of more than 650 billers and over 50 corporate clients across South Africa.

To build and maintain our ecosystem, we have approximately 3,900 employees operating on the ground in five countries: South Africa (our primary market), Namibia, Botswana, Zambia and Kenya as of June 30, 2026. Lesaka was created in 2022, and we have since combined organic growth with acquisitions including the Connect Group (April 2022), Adumo (October 2024), Recharger (March 2025), and the proposed acquisition of Bank Zero (agreement signed June 2025, and closing subject to achievement of relevant condition precedents) to assemble an integrated fintech platform, unified under a single Lesaka brand in fiscal 2026. For a discussion of specific developments during fiscal 2026, see Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations–Developments during Fiscal 2026".

We serve a large and structurally underpenetrated market. Cash remains the dominant payment instrument across much of Southern Africa, and a material portion of consumers and small businesses remain outside, or only partially served by, the formal financial system. Across our footprint and adjacent markets accessible through strategic partnerships, we serve a market of approximately 250 million people with an estimated serviceable addressable market of approximately ZAR 416 billion in net revenue by 2030 as of the date of this Annual Report. This estimate is derived from management analysis using a range of external sources including but not limited to: Population Reference Bureau, IMF Database, Global Findex Report - 2025, Global Data Analytics – SA Card and Payments Opportunities and Risks to 2028; July 2024, BDO – Unlocking potential Fintech in Africa; June 2024, Boston Consulting Group – Reimagining the Future of Finance; May 2023, combined with internal data, assumptions and management's best estimates.

Our Go-To-Market Model

Our go-to-market model describes how we serve and grow customer relationships in practice. It has five elements:

1. ***Wide breadth of solutions*** – Our solutions span the five things we help customers do – pay, receive, borrow, insure and grow – and we win a customer relationship with a single critical financial service at a relatively stable customer acquisition cost, expanding the relationship from there. For example, a community merchant will often first adopt our supplier-enabled payments product to pay for inventory digitally, and subsequently add our cash vaults, card acquiring or a merchant cash advance as their business grows. Similarly, a consumer typically joins us by opening a transactional account to receive their monthly social security grant and may over time take up a short-term loan or a funeral insurance policy. This approach increases customer lifetime value with little incremental acquisition cost. As of June 30, 2026, approximately 51% of our active consumers and approximately 46% of our active merchants used two or more of our products;

2. ***Differentiated reach*** – Rather than relying on online-only sales or expensive branch networks, we deploy on-the-ground sales teams supported by cost-efficient branches and community service centers in the rural and peri-urban areas where our customers live and transact, including close to the locations where grant payments are disbursed. Our merchant community channel is built on the same principle, acquiring merchants through direct, face-to-face sales with rapid conversion cycles;

3. ***Digital engagement*** – After the initial in-person sale, we steer customers to digital channels to serve them more efficiently and deepen their use of our solutions. For consumers, this includes our banking app and unstructured supplementary service data ("USSD") channels that work in real time on any mobile phone, including basic feature phones without internet access – while merchants manage their deposits, settlements and supplier payments through our digital merchant account;

4. ***Proprietary access to data*** – Our solutions give us unique visibility into the transaction flows of consumers and merchants, which we believe is rare in our markets, particularly among the underserviced. We put this data to work directly: our consumer lending is underwritten using our view of the money flowing in and out of a consumer's account, and our merchant lending is underwritten using our visibility into a merchant's daily card and cash turnover; and

5. ***A unified brand*** – In November 2025, we relaunched our businesses under a single Lesaka brand, and during fiscal 2026 we consolidated our brand identity, including a consistent articulation across all three segments – of what we enable our customers to do: pay, receive, borrow, insure and grow. We believe a unified brand and a consistent expression of our offering build trust, support customer awareness and acquisition across divisions and facilitate the roll-out and adoption of new solutions.

Our Business Segments

We operate and report through three business segments: Merchant, Consumer and Enterprise.

1. Merchant

Our Merchant Market

We manage our Merchant operations through two distinct channels:

Community: serves local, high-growth businesses ranging from kiosks and spaza shops (corner stores) to taverns, marketplaces and the sole proprietors and suppliers that serve them acquired through direct, face-to-face sales with rapid conversion cycles. These merchants operate in a largely cash-based environment, and we believe they will increasingly adopt digital payment solutions and complementary services as the secular shift from cash to digital payments progresses.

Corporate: serves larger, more formal businesses from small local retailers to multi-lane stores, franchises and large-scale organizations that require customized, multi-product solutions sold through a strategic, longer-term sales process.

As of June 30, 2026, we served approximately 132,000 active merchants.

Merchant Solutions

Our merchant solutions serve merchants of all sizes, helping them accept payments, manage and digitize cash, run their operations and access working capital. Our merchant solutions and products comprise:

- **Merchant Acquiring:** card acceptance and payment processing solutions for merchants;

- **Software:** integrated point-of-sale ("POS") software and hardware, principally serving the restaurant industry, including Unity, our cloud-based POS offering, which enables easier integration of our software and acquiring propositions into a single bundle;

- **Cash Management:** instant cash digitalization solutions in a merchant's store through cloud-connected cash vaults, paired with digital accounts through which merchants can track deposits and pay suppliers;

- **Lending:** access to working capital through merchant cash advances and business credit, underwritten using our proprietary visibility into merchants' transaction activity; and

- **Alternative Digital Products ("ADP"):** prepaid solutions (airtime, data, electricity and gaming), bill payments, and supplier-enabled payments, which allow community merchants to digitize payments to their suppliers at competitive pricing and serve as an entry point into the broader Lesaka merchant ecosystem.

We are dependent on a limited number of software and hardware suppliers. Refer to "Item 1A. Risk Factors" included herein for more information.

The proposed acquisition of Bank Zero, which is subject to conditions precedent described herein, primarily deepens, rather than widens, our merchant proposition. Our merchant product suite does not change; instead, we expect the banking license will enable us to enhance it in ways previously unavailable to us as a non-bank including same-day settlement for acquiring, integrated merchant bank accounts, savings accounts and remittance products, strengthening the competitiveness and completeness of our offering to existing and prospective merchants.

Merchant Competitive Landscape

We estimate an addressable revenue pool of approximately ZAR 130 billion as of the date of this Annual Report, of which we believe we have approximately 3% market share. This estimate is derived from management analysis using a range of external sources including but not limited to: Population Reference Bureau, IMF Database, Global Findex Report - 2025, Global Data Analytics – SA Card and Payments Opportunities and Risks to 2028; July 2024, BDO – Unlocking potential Fintech in Africa; June 2024, Boston Consulting Group – Reimagining the Future of Finance; May 2023), peer company public quarterly results combined with internal data, assumptions and management's best estimates. We differentiate ourselves by being a customer-led, rather than product-led, provider. The industry remains highly fragmented, with most competitors providing one or two products, while we provide an integrated suite of solutions; we believe no single competitor offers the range of solutions we provide. We accordingly face a different competitive universe in each product area: traditional South African banks are the principal competitors in core merchant acquiring, while software, cash management and alternative digital products are contested by a fragmented set of specialist vendors ranging from traditional banks, digital lenders, payment service providers and fintechs.

2. Consumer

Consumer Market

Consumer focuses on individuals who have historically been excluded from, or underserviced by, traditional financial services. Although our products are designed for consumers at the lower socioeconomic end of the market, the infrastructure and product offering allow for a frictionless move upstream to a wider market of consumers.

There are approximately 12.0 million permanent grant beneficiaries in South Africa, and approximately 8.0 million people receive a Social Relief of Distress ("SRD") grant each month, according to the South African Social Security Agency ("SASSA"). As of June 30, 2026, we had approximately 2.1 million active consumers of which approximately 89% are permanent grant beneficiaries and approximately 174,000 active payouts cardholders. We believe that for consumers receiving welfare grants from the South African government, no other provider offers a transactional account, lending and insurance product within one ecosystem. Our proposition includes a distinctive "last mile" distribution model: we take our services to rural and peri-urban communities across the country, and through digitally enabled onboarding supported by Bonngwe, our proprietary customer relationship management engine. Our consultants can open an account and issue a physical card at the point of application in under five minutes.

The acquisition of Bank Zero, which is subject to conditions precedent described herein, is expected to materially widen the consumer market we can address. Our traditional addressable market comprises the approximately 12 million grant beneficiaries described above. Bank Zero's digital banking platform and license enable us to increase this addressable market to approximately 24 million people, through the unlock of a further approximately 12 million salaried individuals, a segment positioned above our grant-beneficiary base on the income pyramid and for which Bank Zero's low-cost, digital-first banking proposition is well suited. This is a targeted expansion, based on the product offering we intend to launch for this segment. Our existing consumer product suite does not change as a result; rather, the banking license and Bank Zero's deposit-taking capabilities allow us to extend our transactional, lending and insurance offerings to this broader population over time.

Consumer Solutions

Our consumer solutions provide banking, credit and insurance capabilities that anchor our relationship with a consumer and grow with their needs over time. Our consumer product offering includes:

- **Transactional accounts:** our low-cost transactional account, accessible via card, mobile application, web and USSD. USSD is an important channel for consumers with limited or no data connectivity. Consumers use a linked debit card and mobile app to withdraw cash, make purchases and pay bills, forming the anchor relationship from which we cross-sell additional financial services

- **Lending:** short-term, unsecured personal loans to qualifying consumers, underwritten using our visibility of cash flows of their accounts. For many of our consumers, we provide their first access to regulated credit;

- **Insurance:** funeral insurance policies that help our consumers protect their families and assets, cross-sold through our distribution network and Bonngwe engine. During fiscal 2026 we also launched a funeral insurance offering for grant beneficiaries outside the Lesaka consumer base; and

- **Payouts:** secure payout solutions for corporate employees who receive employment-related payments from their employers through us.

We do not have a South African banking license and, therefore, we provide our banking offering through an arrangement with a third-party bank. Through the acquisition of Bank Zero, however, we expect to move our sponsorship arrangement from African Bank to Bank Zero. Refer to "Item 1A. Risk Factors" included herein for more information.

Consumer Competitive Landscape

The consumer market we address today is focused on South African grant beneficiaries and other payout cardholders. We estimate an addressable revenue pool of approximately ZAR 43 billion as of the date of this Annual Report, of which we believe we have approximately 5% market share. This estimate is derived from management analysis using a range of external sources including but not limited to: South African National Treasury Database 2025/2026, SASSA Statistical Database, peer company public quarterly results combined with internal data, assumptions and management's best estimates. We face a different set of competitors in each product area: banks are the principal competitors for transactional accounts, the lending market is dominated by micro-finance companies and the insurance market by insurance companies.

3. Enterprise

Enterprise Market

Enterprise serves clients with large ecosystems of billpayers, tenants, employees or constituents, providing targeted solutions that facilitate payments between consumers and businesses. Our network comprises more than 650 billers and over 50 corporate clients across South Africa as of June 30, 2026, with deep integrations across municipal councils, utility providers, banks and mobile network operators who leverage our technology to create readily scalable solutions.

Enterprise Solutions

Our Enterprise product offering is focused across three core verticals:

- **ADP:** integration technology enabling customers across South Africa to purchase prepaid solutions (such as airtime, electricity or gaming) and pay bills through channels such as retailer distribution networks and digital banking apps. Following the acquisition of MobileMart Proprietary Limited ("MobileMart") in February 2026, we have direct integrations into the four primary mobile network operators in South Africa, providing access to preferential rates and supplier availability. Our ADP offering also includes 4All, a multi-store-of-value voucher developed by internal teams, which is redeemable at more than 40 partners;

- **Utilities:** a prepaid electricity submetering platform that enables tenants to purchase and top up prepaid electricity meters and allows landlords to manage tenant electricity usage without postpaid risk. This is a low-churn, annuity-style revenue model, serving approximately 382,000 active meters as of June 30, 2026, and;

- **Payments:** the group's proprietary payment technology, including our payment switch, which enables us to insource components of the payments value chain, create efficiencies and reduce third-party dependencies, together with ancillary security and tokenization services offered to enterprise clients.

Enterprise also increasingly acts as the group's central procurement engine for prepaid products: the bulk of merchant electricity volumes are now processed via the enterprise segment, reducing reliance on third-party providers, and we expect to migrate the remaining ADP volumes offered in merchant to the enterprise segment.

The acquisition of Bank Zero, which is subject to conditions precedent described herein, is expected to extend Enterprise's addressable product set into alliance banking which provides banking capabilities and infrastructure to third-party partners, a vertical that was previously unavailable to us without a banking license. Alliance banking leverages Bank Zero's existing digital banking platform and our enterprise integration capabilities and is consistent with the division's capital-light operating model.

Enterprise Competitive Landscape

We estimate an addressable revenue pool of approximately ZAR 12 billion as of the date of this Annual Report, of which we believe we have approximately 9% market share. This estimate is derived from management analysis using a range of external sources including but not limited to: Electrum – The State of Value-Added Services in South Africa; 2024, South African National Treasury Database 2025/2026, peer company public quarterly results combined with internal data, assumptions and management's best estimates. As in Merchant and Consumer, we face competitors within each core product; at the ADP product offering, our competitors are typically Value-Added Services ("VAS") aggregators and payment infrastructure providers whereas within Lesaka Utilities Proprietary Limited, formerly known as Recharger Proprietary Limited ("Utilities"), our competitors are the prepaid electricity vendors who are a fragmented collection of private companies. However, we believe no single competitor participates across the integrated suite of products offered by our Enterprise Division.

Intellectual Property

We rely on a combination of trademark and copyright laws and trade secret protections in South Africa, as well as confidentiality procedures and contractual provisions, to protect the intellectual property rights in our products and services.

In South Africa, we have registered intellectual property rights in respect of our trading name ("Lesaka", and derivatives thereof) and certain product names and devices (logos). In Setswana and Sesotho (both common languages spoken in certain African countries), the word "Lesaka" means "kraal", which is an enclosure or pen typically used for livestock. Given the general meaning of the term, other businesses use the word in their names and trademarks as well. We may thus have difficulty protecting our use of the word. The same applies to our decision to use the image of a foot and foot print as our logo.

Being a technology-driven company, our employees develop intellectual property used in the conduct of our business. We also contract with external service providers and consultants to assist in the development of intellectual property. Where relevant, the contract concluded with the relevant employee / service provider / consultant includes provisions for the assignment of ownership of the intellectual property so created to us, as well as other contractual protections in relation to such intellectual property.

The industries in which we compete rely on the use of technology, and an enhanced / improved technology offering can be a competitive advantage. There is no assurance that our intellectual property rights will not be challenged, invalidated, or circumvented; that others will not assert intellectual property rights to technologies that are relevant to us; or that our rights will give us a competitive advantage. In addition, the laws of certain countries may not protect our proprietary rights to the same extent as the laws of South Africa. For additional information regarding some of the risks relating to our intellectual property see Item 1A—"Risk Factors — Risks Relating to Our Business—*Defending our intellectual property rights or defending ourselves in infringement suits that may be brought against us is expensive and time-consuming and may not be successful*".

Human Capital Resources

Our strong leadership helps enable us to take on transformational projects, including our focus on building One Lesaka, consistent with our core values. Shifting our culture to enable our growth ambitions are a key focus area for us.

Our core values:

Integrity — Go barefoot on the straight and narrow
Collective Wisdom — We dance better together
Entrepreneurial Spirit — Blaze new trails
Ownership — Call for the ball
Bias to Action — Walk slow, run fast
Resilience — Put one foot in front of the other
Empathy — Walk in someone else's shoes
Customer First — Stand for your customer
Efficiency — Every step counts
Meritocracy — Recognize results, not roles

These are our values that underpin our mission to make financial inclusion a reality for all who have been underserviced.

Employee training and skills development

Investing in skills development is key for us to ensure that we grow the best talent. Our employee training and development programs ensure that we have the required available skills and helps us to unlock talent. Offering development and career progression is a key aspect of our employee value proposition. We offer the following development programs to enhance employee performance and skills:

- training programs;
- formal training programs for people with disabilities;
- leadership development programs;
- unemployed and employed learnerships;
- internships;
- financial assistance to pursue further studies and obtain formal qualifications;
- other in-house and cross-functional training to aid with career advancement; and
- succession planning – training interventions to address scarce and critical skills.

Equal opportunity

Our equal opportunity approach has not changed, providing a conducive work environment where talent from any background can thrive is important to us. Having an inclusive and diverse workforce which reflects our economically active population and society in general, is crucial for helping the organization attract and retain talent and is important for long-term organizational success. Our human capital team in partnership with our leaders drive recruiting and retaining a talented and diverse workforce with special focus on hiring previously disadvantaged groups whenever possible. We are committed to hiring qualified candidates without regard to their personal status, while taking into account the unique circumstances affecting our operations in South Africa and the need to uplift previously disadvantaged groups. This commitment extends to all levels of our organization, including within senior management and our board of directors.

As of June 30, 2026, the composition of our workforce was:

- 54% female and 46% male;
- 39.8% between 18 and 34 years old, 54.6% between 35 and 54 years old, and 5.6% over 55 years old; and
- 67% Black, 10% two or more races, 10% Indian and 13% White.

We continue to strive to build a more inclusive workforce and to enhance our pay structures by taking measures to eliminate potential remuneration discrimination and to help close gender pay gaps to progress towards gender equality at work. We have taken positive strides towards a rewards philosophy that rewards high performance and focuses on equal pay for work of equal value.

Employee compensation programs

We are committed to ensuring that all our employees are paid fair and competitive remuneration. To that end, we offer the following to our employees:

- Access to a comprehensive medical, dental, and vision plan that our employees have the option to join;
- Access to a defined contribution retirement plan that our employees have the option to join;
- Participation in our Lesaka Employee Share Ownership Plan for qualifying employees;
- Paid sick, study, annual and family responsibility leave;
- Maternity and paternity benefits;
- Life and disability insurance coverage;
- Financial aid to fund tertiary education for children of employees;
- Employee assistance programs; and
- Product discounts.

Annual increases and incentive compensation are based on merit, which is communicated to employees at onboarding and documented as part of our annual remuneration review process.

Our number of employees allocated on a segmental and group basis as of the years ended June 30, 2026, 2025 and 2024, is presented in the table below:

	Number of employees		
	2026	2025	2024
Consumer(1)	1,514	1,542	1,333
Merchant(1)	1,883	1,957	1,059
Enterprise(1)	279	213	130
Total segments	3,676	3,712	2,522
Group(1)	185	16	9
Total	3,861	3,728	2,531

(1) Fiscal 2026 includes one executive officer in Enterprise and four executive officers in Group. Fiscal 2025 includes five executive officers in Group. Fiscal 2024 includes one executive officer in each of Consumer and Merchant and two executive officers in Group.

On a functional basis, as of June 30, 2026, 5 of our employees were our named executive officers, 13 senior managers, 1,544 were employed in sales and marketing, 700 were employed in finance and administration, 423 were employed in information technology and development and 1,176 were employed in operations.

Health and safety laws and regulations

We are subject to various South African laws and regulations that regulate the health and safety of our South African-based workforce, including those laws monitored by the South African Department of Employment and Labour which stipulates the legal framework within which we need to function. This framework comprises the Compensation for Occupational Injuries and Diseases Act, No. 130 of 1993; the Occupational Health and Safety Act, No. 85 of 1993; the Basic Conditions of Employment Act, No. 75 of 1997; the Labour Relations Act, No. 66 of 1995; the National Minimum Wage Act, No. 9 of 2018; the Employment Equity Act, No. 55 of 1998; the Unemployment Insurance Act, 63 of 2001 and the Unemployment Insurance Contributions Act, No. 4 of 2002; and the Broad-Based Black Economic Empowerment Act, No. 53 of 2003. We have implemented and regularly update human capital-related policies that are designed to ensure compliance with applicable South African laws and regulations.

Our Executive Officers

The table below presents our executive officers, their ages and their titles:

Name	Age	Title
Ali Mazanderani	44	Executive Chairman and Director
Dan Smith	54	Group Chief Financial Officer and Director
Naeem E. Kola	53	Group Chief Operating Officer and Director
Lincoln Mali	58	Chief Executive Officer: Southern Africa and Director
Steven Heilbron	61	Head of Corporate Development and Director

Ali Mazanderani has been our Executive Chairman since February 1, 2024. He is a fintech investor and entrepreneur. He is the co-founder and chairman of Teya, a pan-European fintech. He is also a non-executive director on the board of several companies including Thunes (Singapore based private fintech), Kushki (Latin American payments company) and is the president of The European Digital Payments Industry Alliance (EDPIA). He was previously on the board of several other leading payments companies globally including StoneCo (Nasdaq: STNE) in Brazil and Network International Holdings Plc (LSE:NETW) in the Middle East. He was formerly a Partner at Actis, a London-based emerging market private equity firm, where he led multiple landmark fintech investments globally. Prior to his career at Actis, Mr. Mazanderani advised private equity and corporate clients for OC&C Strategy Consultants in London and served as lead strategy consultant for First National Bank based in Johannesburg. He holds postgraduate degrees in Economics from the University of Pretoria, Oxford University and the London School of Economics, an MBA from INSEAD and a Masters in Business Law from the University of St Gallen.

Dan Smith has been our Group Chief Financial Officer since October 1, 2024. He has held various roles in the financial services sectors in South Africa and the United Kingdom. Mr. Smith is a director of ADvTECH Limited (JSE: ADH). He founded DLS Advisors in 2020 and was its CEO until joining VCP in 2021, where he was employed until September 2024. Prior to that, he was employed by Standard Bank South Africa for a number of years where he accumulated vast corporate finance experience, including heading the Mergers & Acquisitions investment banking team. He holds a Bachelor of Commerce, a Bachelor of Accounting and a Higher Diploma in Taxation Law from the University of Witwatersrand and is a Chartered Accountant (SA). He is a Graduate of the Oxford Fintech Programme from the Saïd Business School, University of Oxford. He also has an Advanced Valuation Techniques certification from the Gordon Institute of Business Science and a Diploma in Strategic Client Management from the UCT Graduate School of Business.

Naeem E. Kola has been our Group Chief Operating Officer since October 1, 2024, and was previously our Group Chief Financial Officer from March 1, 2022 until September 30, 2024. Mr. Kola has progressively held senior finance roles in Dubai, most notably as Chief Financial Officer of the Emerging Markets Payments Group (“EMP”), a high-growth fintech business that grew materially and successfully concluded and integrated five acquisitions during Mr. Kola’s six-year tenure as Chief Financial Officer. Prior to becoming Chief Financial Officer, Mr. Kola was Senior Vice President for Investments, Strategy and Business Planning at Network International. Since the acquisition of EMP by Network International in 2017, Mr. Kola had been an Operations Director and Strategic Advisor to the emerging market private equity firm Actis, where he again focused on fintech businesses. He is a qualified Chartered Accountant (SA) and a member of the South African Institute of Chartered Accountants.

Lincoln Mali has been our Chief Executive Officer: Southern Africa since May 1, 2021. Mr. Mali is a financial services executive with over 25 years in the industry. Until April 2021, he was the Head of Group Card and Payments at Standard Bank Group, having served in many different roles within that organization since 2001. Mr. Mali chaired the board of directors of Diners Club South Africa until April 2021, and was a member of the Central and Eastern Europe, Middle East and Africa Business Council for Visa. Mr. Mali holds Bachelor of Arts (BA) and Bachelor of Laws (LLB) degrees from Rhodes University, an MBA from Henley Management College, various diplomas and attended an Advanced Management Program at Harvard Business School. In 2026, Mr. Mali was awarded an honorary degree in Human Services from Urban College of Boston, a certificate of recognition from the City of Boston for his global contributions to philanthropy, youth development and community empowerment, as well as the 2026 Legacy Award, an official citation from the Massachusetts Senate.

Steven Heilbron joined us following the acquisition of Connect in 2022. Mr. Heilbron has two decades of financial services experience, having spent 19 years working for Investec in South Africa and the UK, where he served as Global Head of Private Banking and Joint Chief Executive Officer of Investec Bank plc. He led a private consortium that acquired Lesaka Cash Management Proprietary Limited, formerly Cash Connect Management Solutions Proprietary Limited, in 2013. Mr. Heilbron has presided over significant organic growth in the rebranded Connect Group, as well as spearheading the successful acquisition and integration of Kazang and EFTpos acquired from the Paycorp Group in February 2020. He is a member of the South African Institute of Chartered Accountants.

Financial Information about Geographical Areas and Operating Segments

Refer to Note 21 to our audited consolidated financial statements included in this Annual Report, which contains detailed financial information about our operating segments for fiscal 2026, 2025 and 2024. Revenues based on the geographic location from which the sale originated and geographic location where long-lived assets are held for the years ended June 30, are presented in the table below:

	Revenue[(1)]			Long lived assets		
	2026	2025	2024	2026	2025	2024
	$'000	$'000	$'000	$'000	$'000	$'000
South Africa	679,021	624,846	537,594	403,085	392,098	286,700
India (MobiKwik)	-	-	-	-	-	76,297
Rest of the world	42,533	34,855	26,628	8,609	3,055	2,548
Total	721,554	659,701	564,222	411,694	395,153	365,545

(1) Refer to Note 16 to our audited consolidated financial statements included in this Annual Report which contains detailed financial information about our revenue for fiscal 2026, 2025 and 2024.

Government Regulation

We are subject to a wide range of laws, regulations, and legal requirements globally, including those that may apply to the products and services offered by our businesses, and those that apply more generally to companies operating in each jurisdiction in which we are incorporated and/or operate, including requirements related to (among others) privacy, data storage and protection, advertising, employment relations. These requirements are continually evolving, and they can be unclear and vary significantly across jurisdictions. We monitor material regulatory developments in the jurisdictions in which we operate and maintain procedures and controls designed to support compliance with applicable legal and regulatory requirements. A number of the products and services offered by our businesses are subject to regulation by certain regulatory authorities / government bodies, and require us to have appropriate licences, approvals, registrations, authorizations or regulatory approvals.

South Africa

Our South African operations are subject to the oversight of several regulatory authorities, including the following:

The Prudential Authority, which is housed within the South African Reserve Bank, is responsible for supervising the soundness, governance, risk management and capital adequacy of financial institutions. Our insurance business, Lesaka Life Limited, is a licensed life insurer and subject to prudential supervision and oversight by the Prudential Authority. The Prudential Authority exercises its functions under the Financial Sector Regulation Act, 2017 and applicable sector laws. The Act establishes South Africa's "Twin Peaks" regulatory framework and creates the Prudential Authority and the Financial Sector Conduct Authority (discussed below). The Act grants the Prudential Authority extensive supervisory, inspection, enforcement and information-gathering powers.

Lesaka Life Limited is also subject to regulation under the Insurance Act, 2017 and Long-term Insurance Act, 1998 (together with the applicable subordinated legislation). The Insurance Act is the primary prudential statute governing licensed insurers. For life insurers such as Lesaka Life Limited, the Act regulates: licensing and ongoing authorization requirements; requirements regarding capital adequacy, solvency and financial soundness; governance, risk management and internal control frameworks; fit and proper requirements for directors, key persons and significant owners; regulatory reporting and disclosure obligations; and compliance with prudential standards issued by the Prudential Authority.

Remaining operative provisions of the Long-term Insurance Act are aimed at conduct of business policyholder protection. Together with the Policyholder Protection Rules, the Act regulates matters such as: policy terms and contractual requirements; fair treatment of policyholders; premium collection, claims handling and settlement processes; restrictions on commissions and intermediary remuneration; and certain conduct-related requirements.

The National Payment System Department is a department within the South African Reserve Bank responsible for the regulation of South Africa's National Payment System. A few of our group companies participate in the National Payment System, either as an authorized system operator (an SO) or a registered third-party payments provider (a TPPP). These entities are subject to compliance with the National Payment System Act, 1998 (together with the applicable directives published thereunder). TPPPs (which are subject to regulation in terms of Directive 1 of 2007) are required to ensure that payments to third persons are processed in accordance with the applicable regulatory framework and that proceeds of payment instructions are handled in a secure and controlled manner. SOs (which are subject to regulation in terms of Directive 2 of 2007) are required to ensure the reliable, secure and efficient operation of payment infrastructure that supports payment clearing and settlement activities. Both TPPPs and SOs are subject to ongoing oversight by the National Payment System Department and must comply with directives relating to, among other matters, conduct within the National Payment System, operational resilience, cyber-risk management, reporting obligations and any conditions attached to their registration or authorization.

The National Payment System Department is currently reviewing and modernising the regulatory framework applicable to payment system participants (which includes TPPPs and SOs) and have issued drafts of the proposed new directive, which is expected to introduce a more comprehensive authorization and oversight framework for payment service providers. The proposed reforms have not yet been finalised. Accordingly, affected group entities continue to comply with the existing regulatory framework while monitoring developments in the proposed reforms.

Governance of the national payments system is also undergoing a significant transformation as part of the South African Reserve Bank's ongoing work to strengthen the regulatory, supervisory, oversight and operational architecture needed to support safe, efficient, transparent and resilient payments in South Africa. With effect from September 2, 2026, the South African Reserve Bank withdrew its recognition of the Payments Association of South Africa as the payment system management body and introduced transitional arrangements relating to existing system operator authorizations and third-party payment provider registrations. Existing arrangements, rules, agreements and authorizations remain in force unless otherwise determined by the South African Reserve Bank.

Furthermore, certain entities are authorized financial services providers ("FSPs") under the Financial Advisory and Intermediary Services Act, 2002. The Act regulates the rendering of financial advice and intermediary services to clients and establishes licensing, fit-and-proper, conduct and supervisory requirements for financial services providers and their representatives. Authorized FSPs are subject to ongoing supervision and enforcement by the Financial Sector Conduct Authority (under the purview of the Financial Sector Regulation Act, 2017). Authorized FSPs are required to conduct their business honestly, fairly, with due skill, care and diligence, and in the interests of their customers while maintaining compliance with applicable conduct standards and regulatory requirements.

Our consumer lending business, operated by Lesaka Financial Services Proprietary Limited, is a registered credit provider under the National Credit Act, 2005, which serves to regulate the provision of credit, protect consumers, promote responsible lending and prevent over-indebtedness. The Act requires registered credit providers to conduct affordability assessments before extending credit, prohibits reckless lending and unfair credit practices, regulates credit marketing and disclosures, limits or prescribes maximum fees and interest charges, and grants consumers extensive rights relating to information, privacy and fair treatment. The Act also provides mechanisms for debt review and debt reorganisation where consumers become over-indebted, and establishes the National Credit Regulator and National Consumer Tribunal to supervise compliance and enforce the legislation.

Further, both the life insurer and the financial services providers are also subject to compliance with Financial Institutions (Protection of Funds) Act, 2001, which seeks to regulate the integrity, safety, and proper administration of client funds held by financial institutions. The Act imposes duties on financial institutions and relevant persons concerning the custody, investment, administration and protection of money and other property entrusted to them.

The Financial Intelligence Centre Act, 2001 establishes South Africa's anti-money laundering, counter-terrorist financing and counter-proliferation financing framework and imposes a range of obligations on entities classified as accountable institutions. A number of the group entities also qualify as accountable institutions. The Act requires accountable institutions to implement a risk-based compliance framework; conduct customer due diligence and beneficial ownership verification; screen against targeted financial sanctions; monitor and report prescribed transactions and suspicious activities; maintain appropriate records and training; and establish appropriate governance and oversight of compliance with the requirements of the Act. The Financial Intelligence Centre is South Africa's financial intelligence unit, mandated to assist in identifying the proceeds of crime, and in combating money laundering, terrorist financing and the financing of proliferation of weapons of mass destruction through its supervision of compliance with the Act.

As a customer-focused business operating in the consumer domain, we are also subject to (i) the Consumer Protection Act, 2008, which regulates the supply of goods and services to consumers; and (ii) the Protection of Personal Information Act, 2013 which seeks to protect personal information relating to identifiable natural and juristic persons, where applicable and regulate how organisations collect, use, store, share and delete, destroy or de-identify that information.

Outside of South Africa

In Botswana, the key legislation is the Electronic Payment Services Regulations, 2019 and the Financial Intelligence Act, 2022. In this regard, Lesaka Payment Services Botswana Proprietary Limited holds an electronic payments services (EPS) provider licence issued by the Bank of Botswana and qualifies as an accountable institution under the Financial Intelligence Act, 2022. The Electronic Payment Services Regulations require licensees to maintain appropriate governance structures, internal controls, risk management frameworks, technological infrastructure, capital adequacy and liquidity arrangements. They also impose requirements relating to the safeguarding of customer funds; execution of payment transactions; record retention; outsourcing arrangements; and regulatory reporting. The Financial Intelligence Act, together with the relevant regulations / guidelines, regulates the measures to be taken to prevent and/or identify money laundering, terrorist financing and proliferation financing. In Botswana, the Financial Intelligence Agency, is mandated to request, receive and disseminate information to investigatory, supervisory and other competent authorities, as well as comparable bodies, to support the prevention, detection, investigation and prosecution of financial offences, including money laundering, terrorist financing and the financing of proliferation of weapons of mass destruction, and to assist supervisory authorities in carrying out their functions under the Act.

We are also subject to (i) the Consumer Protection Act, 2018, which regulates the provision of goods and services to consumers; and (ii) Data Protection Act, 2024 which seeks to protect individuals' personal data and regulate how organisations collect, use, store, disclose and destroy that data.

In Namibia, the key regulation is the Payment System Management Act, 2023 (together with the applicable determinations / notices published thereunder). In this regard, two of our entities, Lesaka Online Namibia (Proprietary) Limited and Lesaka Merchant Technologies Namibia (Proprietary) Limited, are licensed payment service providers, subject to regulation by the Bank of Namibia. The Act regulates the licensing and ongoing supervision of payment service providers, the authorization of payment system operators, safeguarding and trust-account arrangements where applicable, operational and technical requirements, consumer protection, reporting and the Bank of Namibia's inspection and enforcement powers.

In Kenya, privacy law is primarily governed by the Data Protection Act No. 24 of 2019, which applies to all public and private organisations. In the course of conducting our business in Kenya, we are obliged to comply with the provisions of the Act in relation to the collection, processing, storage and transfer of all personal data.

The above focusses on those jurisdictions in which we have separately incorporated entities. In jurisdictions where we operate but do not have incorporated entities, we comply with all applicable legal and regulatory requirements that apply to the products and services offered by our businesses.

For more information on the risks relating to our regulatory environment, see the section titled Item 1A—"Risk Factors—Risks Relating to Government Regulation."

Corporate history

Lesaka was incorporated in Florida in May 1997 as Net 1 UEPS Technologies, Inc. and changed its name to Lesaka Technologies, Inc. on May 12, 2022. In 2004, Lesaka acquired Net1 Applied Technology Holdings Limited ("Aplitec"), a public company listed on the Johannesburg Stock Exchange ("JSE"). In 2005, Lesaka completed an initial public offering and listed on the NASDAQ Stock Market. In 2008, Lesaka listed on the JSE in a secondary listing, which enabled the former Aplitec shareholders (as well as South African residents generally) to hold Lesaka common stock directly.

Available information

We maintain a website at www.lesaka.tech. Our Annual Report, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports, as well as our proxy statements, are available free of charge through the "SEC filings" portion of our website, as soon as reasonably practicable after they are filed with the SEC. The information contained on, or accessible through, our website is not incorporated into this Annual Report.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

ITEM 1A. RISK FACTORS

OUR OPERATIONS AND FINANCIAL RESULTS ARE SUBJECT TO VARIOUS RISKS AND UNCERTAINTIES, INCLUDING THOSE DESCRIBED BELOW, THAT COULD ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS, CASH FLOWS, AND THE TRADING PRICE OF OUR COMMON STOCK

Risks Relating to Our Business

To achieve our mission, our strategy is to build and operate the leading South African full-service fintech platform offering cash management, payment and financial services. Our future success, and our ability to sustain profitability and positive cash flow, is substantially dependent on our ability to complete the implementation of this strategy successfully.

Our board conducted an extensive review of our business strategy and operations in July 2020, and decided to focus on our South African operations and other business opportunities in South Africa and, to a lesser extent, the rest of the African continent. Over recent years, we have pursued strategic acquisitions, technology investments, business integration initiatives, and the expansion of our financial services offering. These have included the integration of Lesaka Cash Management Pty Ltd, Adumo (RF) Pty Ltd, and Lesaka Utilities Pty Ltd, as well as growth across the Group's Consumer, Merchant, and Enterprise divisions. The proposed acquisition of Bank Zero described herein remains subject to the fulfilment or waiver of applicable conditions precedent. The successful realization of anticipated benefits remains subject to various internal and external factors, including market conditions, competitive pressures, regulatory developments, technology advancements, integration execution, and customer adoption of products and services. However, we cannot assure you that we will be able to complete our strategy successfully and sustain profitability and positive cash flow.

Even where we are profitable, achieving net income does not necessarily ensure positive cash flow. Failure to effectively execute on our strategy, achieve targeted synergies, sustain revenue growth, manage costs, or maintain positive cash generation could adversely impact financial performance, strategic objectives, and long-term shareholder value. We therefore cannot assure you that we will sustain or increase profitability in the future and if we do not, our business will be materially and adversely affected.

We have a significant amount of indebtedness that requires us to comply with restrictive and financial covenants. If we are unable to comply with these covenants, we could default on this debt, which would have a material adverse effect on our business and financial condition.

As of June 30, 2026, we had aggregate borrowings outstanding of ZAR 3.5 billion ($210.7 million translated at exchange rates as of June 30, 2026). We partially funded certain of our acquisitions through South African bank borrowings. We, together with Lesaka Technologies Proprietary Limited ("Lesaka SA") and the majority of Lesaka SA's directly and indirectly wholly-owned subsidiaries, have agreed to guarantee the obligations of Lesaka SA and of the other borrowers under certain of the borrowings to the lenders. Certain of these borrowings contain customary covenants which include a requirement for Lesaka SA to maintain specified Net Debt to EBITDA and Interest Cover Ratios (as defined in the lending agreements) and restricts the ability of Lesaka SA, and certain of its subsidiaries to make certain distributions with respect to their capital stock, prepay other debt, encumber their assets, incur additional indebtedness, make investment above specified levels, engage in certain business combinations and engage in other corporate activities.

The borrowings through our merchant lending operations, through Lesaka Capital Proprietary Limited (formerly known as Cash Connect Capital Proprietary Limited) ("Lesaka Capital") and Lesaka Fuel Proprietary Limited (formerly known as K2020 Connect Proprietary Limited) ("Lesaka Fuel"), include a ZAR 400 million revolving credit facility agreement. This facility contains customary covenants that require the borrowing parties to collectively maintain a specified capital adequacy ratio, restrict the ability of the entities to make certain distributions with respect to their capital stock, encumber their assets, incur additional indebtedness, make investments, engage in certain business combinations and engage in other corporate activities.

These security arrangements and covenants may reduce our operating flexibility or our ability to engage in other transactions that may be beneficial to us. If we are unable to comply with the covenants, we could be in default and the indebtedness could be accelerated. If this were to occur, we might not be able to obtain waivers of default or to refinance the debt with another lender and as a result, our business, financial condition and stock price would suffer.

Failure to complete, or delays in completing, the Bank Zero acquisition, could materially and adversely affect our results of operations and stock price.

The completion of the Bank Zero acquisition is subject to a number of conditions precedent, including receipt of regulatory approvals and certain third-party consents. Some of these conditions are outside our control.

To complete the acquisition, we must make certain filings with, and obtain certain consents and approvals from, various governmental and regulatory authorities. The regulatory approval processes may take a lengthy period of time to complete, and there can be no assurance as to the outcome of the approval processes, including the undertakings and conditions that may be required for approval, or whether the regulatory approvals will be obtained at all.

In addition, the completion of the acquisition is conditional on, among other things, no action or circumstance occurring that would result in a material adverse effect on the Bank Zero's business operations or financial results.

We cannot provide any assurance regarding if or when all conditions precedent to the acquisition will be satisfied or waived. If, for any reason, the acquisition is not completed, or its completion is materially delayed and/or the transaction agreement is terminated, the market price of our common stock may be materially and adversely affected.

In addition, if the acquisition is not completed for any reason, there are risks that (i) the announcement of the acquisition and (ii) the dedication of management's attention and other of our resources to the completion thereof, could have a negative impact on our relationships with our stakeholders and could have a material adverse effect on our current and future operations, financial condition and prospects.

We may not realize some or all of the anticipated benefits from the Bank Zero acquisition or we may fail to realize some or all of the expected benefits of certain recently integrated acquisitions, including Adumo and Utilities

Even if we complete the Bank Zero acquisition, we may experience unforeseen events, changes or circumstances that may adversely affect us. For example, we may incur unexpected costs, charges or expenses resulting from the transaction, including charges to future earnings if Bank Zero's business does not perform as expected. Our expectations regarding Bank Zero's business and prospects may not be realized, including as a result of changes in the financial condition of the markets that Bank Zero serves. In addition, there are risks associated with Bank Zero's product and service offerings or results of operations, including the risk of failing to comply with certain regulatory rules required to operate its business.

Further, there are numerous challenges, risks and costs involved with integrating the operations of Bank Zero with ours. For example, integrating Bank Zero into our company will require significant attention from our senior management which may divert their attention from our day-to-day business. The difficulties of integration may also be increased by cultural differences between our two organizations and the necessity of retaining and integrating personnel, including Bank Zero's key employees.

Our Sarbanes-Oxley Act of 2002 ("Sarbanes") management certification and auditor attestation regarding the effectiveness of our internal control over financial reporting as of June 30, 2026, includes the operations of Adumo and Utilities as these entities are now in scope for this attestation. However, the aforementioned entities are still in the process of becoming SOX compliant. Refer to Item 9A for further detail. The requirement to evaluate and report on our internal controls also applies to companies that we acquire, including Bank Zero. The future integration of Bank Zero into our internal control over financial reporting is expected to require significant time and resources from our management and other personnel and is expected to increase our compliance costs. If we fail to successfully integrate the operations of Bank Zero into our internal control over financial reporting, our internal control over financial reporting may not be effective.

As such, if some or all of the aforementioned risks materialize, our ability to successfully integrate Bank Zero's operations into our business and realize the associated benefits of that acquisition could be adversely impacted. This could lead to the recording of material impairments, and as a result, our financial condition, results of operations, cash flows and stock price could suffer.

We may undertake acquisitions that could increase our costs or liabilities or be disruptive to our business.

Acquisitions are an integral part of our new growth strategy as we seek to expand our business and deploy our technologies in new markets in Southern Africa. However, we may not be able to locate suitable acquisition candidates at prices that we consider appropriate. If we do identify an appropriate acquisition candidate, we may not be able to successfully negotiate the terms of the transaction, finance it or, if the transaction occurs, integrate the new business into our existing business. These transactions may require debt financing or additional equity financing, resulting in additional leverage or dilution of ownership.

Acquisitions of businesses or other material operations and the integration of these acquisitions or their businesses will require significant attention from members of our senior management team, which may divert their attention from our day-to-day business. The difficulties of integration may be increased by the necessity of integrating personnel with disparate business backgrounds and combining different corporate cultures. We also may not be able to retain key employees or customers of an acquired business or realize cost efficiencies or synergies or other benefits that we anticipated when selecting our acquisition candidates. Acquisition candidates may have liabilities or adverse operating issues that we fail to discover through due diligence prior to the acquisition.

We may need to record write-downs from future impairments of goodwill or other intangible assets, which could reduce our future reported earnings.

We may identify additional errors related to our Value Added Tax (VAT) processes, indirect tax positions, or similar transaction-level tax matters, which could require future adjustments to our financial statements.

During the second quarter of fiscal 2026, we identified errors in the historical VAT treatment of certain gaming voucher transactions within our Merchant business. Although we have completed an initial review of the matter and determined to correct the identified errors through revisions to our previously issued financial statements, our review is ongoing. Refer to Note 1 to our audited consolidated financial statements for additional information. The error arose from the incorrect application of indirect tax rules, the configuration of underlying systems, and operational practices involving downstream vendors.

While we have implemented remedial actions, including enhancing our system of internal control and conducting further analyses with our external advisors, there is a risk that we have not identified all errors associated with this matter. Additional issues may be discovered as we continue to evaluate historical periods, refine our technical tax conclusions, or from inadequate updates to our systems. Moreover, similar errors could exist in accounting and reporting for other indirect tax transactions particularly where our business involves complex multi-party arrangements, voucher products, commissions, or activities involving non-registered VAT vendors.

Identification of additional errors may require us to record further adjustments, amend or restate previously issued financial statements, update our tax filings, make additional payments of tax, penalties, or interest, or make further enhancements to our internal control processes. Any such developments could result in increased compliance costs, additional administrative burdens, diversion of management attention, or investor perceptions of weaknesses in our financial reporting or tax compliance processes. If material, additional errors could also adversely affect our financial condition, results of operations, liquidity, or internal control over financial reporting.

Geopolitical conflicts, including the conflict between Russia and Ukraine and in the Middle East, may adversely affect our business and results of operations.

Global economic and geopolitical conditions continue to influence the environment in which we operate. Heightened geopolitical tensions, including the conflict between Russia and Ukraine and ongoing conflicts in the Middle East, have contributed to volatility in global financial markets and increased macroeconomic uncertainty. We have no direct operations, assets or revenue exposure in the affected regions. However, the indirect effects of these developments may adversely impact the South African operating environment, our primary market, including through foreign exchange volatility, inflationary pressures, tighter external funding conditions, and reduced consumer affordability. While we do not currently believe these developments have had a material effect on our financial position, results of operations or cash flows, geopolitical conditions remain fluid and their broader consequences are uncertain. A continuation or escalation of these conflicts, or their expansion to surrounding areas, could adversely affect our business, and any material changes to our risk profile or financial position will be disclosed in accordance with applicable regulatory requirements.

A prolonged economic slowdown or lengthy or severe recession in South Africa or elsewhere could harm our operations.

A prolonged economic downturn or recession in South Africa could materially impact our results from operations, particularly in light of electricity disruptions, a significantly weak USD/ ZAR exchange rate compared with previous periods, and our strategic decision to focus on our South African operations. In October 2025, South Africa exited the Financial Action Task Force grey list after completing the required reforms. The removal from the grey list was widely viewed as positive for investor sentiment, capital flows, funding costs, and international business confidence in South Africa. However, economic confidence in South Africa, our main operating environment, has been historically low and, as a result, there is a risk of a prolonged economic downturn, which could have a negative impact on merchants and retailers; mobile phone operators; our account holders; the level of transactions we process; the take-up of the financial services we offer and the ability of our customers to repay our loans or to pay their insurance premiums. If financial institutions and retailers experience decreased demand for their products and services, our hardware, software, related technology sales and processing revenue could decrease.

Our consumer microlending loan book and merchant lending book expose us to credit risk and our allowance for doubtful finance loans receivable may not be sufficient to absorb future write-offs.

All of our microfinance loans made are for a period of nine months or less and all of our merchant lending is for a period of less than 12 months. We have created an allowance for doubtful finance loans receivable related to these books. When creating the allowance, management considered factors including the period of the finance loan outstanding, creditworthiness of the customers and the past payment history of the borrower. We consider this policy to be appropriate as it takes into account factors such as historical bad debts, current economic trends and changes in our customer payment patterns. However, additional allowances may be required should the ability of our customers to make payments when due deteriorate in the future. A significant amount of judgment is required to assess the ultimate recoverability of these microfinance loan receivables.

We may face competition from other companies that offer innovative payment technologies and payment processing, which could result in the loss of our existing business and adversely impact our ability to successfully market additional products and services.

Our primary competitors in the payment processing market include other independent processors, as well as financial institutions, independent sales organizations, new digital and fintech entrants and, potentially card networks. Many of our competitors are companies who are larger than we are and have greater financial and operational resources than we have. These factors may allow them to offer better pricing terms or incentives to customers, which could result in a loss of our potential or current customers and/or force us to lower our prices. Either of these actions could have a significant effect on our revenues and earnings.

Our future success will depend in part on our ability to attract, integrate, retain and incentivize key personnel and a sufficient number of skilled employees, particularly in the technical, sales and senior management areas.

We believe our management team has the right experience and skills to execute on our strategy. However, in order to succeed in our product development and marketing efforts, we may need to identify and attract new qualified technical and sales personnel, as well as motivate and retain our existing employees. As a result, an inability to hire and retain such employees would adversely affect our ability to achieve our strategic goals and maintain our technological relevance. We may face difficulty in assimilating, transitioning and integrating newly-hired personnel or management of any future acquisitions into our existing management team, and this may adversely affect our business. Competitors may attempt to recruit our top management and employees. In order to attract and retain personnel in a competitive marketplace, we must provide competitive pay packages, including cash and equity-based compensation and the volatility in our stock price may from time to time adversely affect our ability to recruit or retain employees. We do not maintain any "key person" life insurance policies. If we fail to attract, integrate, retain and incentivize key personnel and skilled employees, our ability to manage and grow our business could be harmed and our product development and marketing activities could be negatively affected.

Cybersecurity breaches and other system disruptions pose a significant threat to business operations.

As a fintech organization reliant on digital infrastructure, we are highly susceptible to cybersecurity incidents involving sensitive data such as personally identifiable information ("PII"), payment card information ("PCI"), and proprietary business records. Our exposure includes the risk of data breaches, ransomware, denial-of-service attacks, and unauthorised system access. Although we follow the National Institute of Standards and Technology ("NIST") Cybersecurity Framework in our security controls, evolving cyber threats mean no system is invulnerable. A successful cybersecurity breach, especially with increased adoption of AI technologies, could result in financial losses, regulatory penalties, reputational damage, operational interruptions, and legal consequences. Prolonged or frequent breaches or system disruptions may diminish customer trust, potentially leading customers to consider our systems unreliable, which could impact adoption and harm brand reputation. Addressing breaches or system disruptions can significantly strain staff resources and delay new service launches. Furthermore, if customers rely on our products for critical transactions, a breach could disrupt their businesses and lead to claims for compensation. Even if unsuccessful, this type of claim could be time-consuming and costly for us to address.

Although certain of our systems have been designed to reduce downtime in the event of outages or catastrophic occurrences, they remain vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunication failures, terrorist attacks, computer viruses, computer denial-of-service attacks and similar events. Some of our systems are not fully redundant, and our disaster recovery planning may not be sufficient for all eventualities.

Protection against fraud is of key importance to the purchasers and end users of our solutions. We incorporate security features, including encryption software, biometric identification and secure hardware, into our solutions to protect against fraud in electronic transactions and to provide for the privacy and integrity of cardholder data. Our solutions and systems may be vulnerable to breaches in security due to defects in the security mechanisms, the operating system, applications or the hardware platform as well as through risk introduced into our environment through third party suppliers, which the group relies heavily on. Security vulnerabilities could jeopardize the security of information transmitted using our solutions. If the security of our solutions is compromised, our reputation and marketplace acceptance of our solutions may be adversely affected, which would cause our business to suffer, and we may become subject to damages claims. We have not yet experienced any significant security breaches affecting our business.

Despite robust measures, unforeseen cyber incidents or natural disasters could trigger lengthy service interruptions. Existing business interruption insurance may not adequately compensate for losses stemming from cybersecurity failures.

Our use of artificial intelligence ("AI") may present risks that could adversely affect our business, results of operations and reputation.

While our use of AI is not currently material, we may increasingly incorporate AI technologies into our systems, operations and product offerings. The development, deployment and use of AI present a number of risks and uncertainties. AI systems may produce inaccurate, unreliable or otherwise flawed outputs, including as a result of limitations in model design, training data quality, bias or other technical constraints. Any such issues could impair the effectiveness of our products and services or expose us to liability.

The use of AI is expected to increase cybersecurity, privacy, intellectual property and operational risks. For example, the use of AI is likely to involve the processing of sensitive data, reliance on third-party tools, or the generation of outputs that are misused or misinterpreted. In addition, AI technologies are expected to introduce new or evolving vulnerabilities that could be exploited, and our risk management processes may not be effective in identifying or mitigating all such risks.

The legal and regulatory landscape relating to AI is rapidly evolving and uncertain. We may be subject to existing and emerging laws, regulations and regulatory expectations in the United States and other jurisdictions (including South Africa) relating to, among other things, data protection, consumer protection, intellectual property and the use of automated decision-making. Compliance with such requirements may increase our costs, limit the use or effectiveness of AI in our business, or require changes to our products or operations. Failure to comply with applicable requirements, or the perception that our use of AI is inappropriate or controversial, could result in regulatory scrutiny, litigation, reputational harm or competitive disadvantage.

As AI technologies continue to develop, we may not be able to anticipate or effectively manage all associated risks, especially cybersecurity related risks. If any of these risks were to materialize, they could have a material adverse effect on our business, results of operations and financial condition.

Defending our intellectual property rights or defending ourselves in infringement suits that may be brought against us is expensive and time-consuming and may not be successful.

Litigation to enforce our trademarks or other intellectual property rights or to protect our trade secrets could result in substantial costs and may not be successful. Any loss of, or inability to protect, intellectual property in our technology could diminish our competitive advantage and also seriously harm our business. In addition, the laws of certain foreign countries may not protect our intellectual property rights to the same extent as do the laws in countries where we currently have protection. Our means of protecting our intellectual property rights in countries where we currently have protection, or any other country in which we operate, may not be adequate to fully protect our intellectual property rights. Similarly, if third parties claim that we infringe their intellectual property rights, we may be required to incur significant costs and devote substantial resources to the defense of such claims, to discontinue using and selling any infringing technology and services, to expend resources to develop non-infringing technology or to purchase licenses or pay royalties for other technology. In addition, if we are unsuccessful in defending any such third-party claims, we could suffer costly judgments and injunctions that could materially adversely affect our business, results of operations or financial condition.

We may incur material losses in connection with our movement of cash through our infrastructure in South Africa.

In our merchant business we collect and process large volumes of cash from our customers, assuming the risk of loss from the moment that cash is deposited into our vaults. We are then responsible for its collection and transportation to processing centers, which we outsource to various cash-in-transit service providers. These services extend across all areas of South Africa.

South Africa suffers from high levels of crime and in particular cash-in-transit heists. We cannot insure against certain risks of loss or theft of cash from our delivery and collection vehicles, and we will therefore bear the full cost of certain uninsured losses or theft in connection with the cash handling process. Such losses could materially and adversely affect our financial condition, cash flows and results of operations. We have not incurred any material losses resulting from cash distribution in recent years, but there is no assurance that we will not incur any such material losses in the future.

We depend upon third-party suppliers, making us vulnerable to supply shortages and price fluctuations, which could harm our business.

We obtain our smart cards, electronic payment and POS devices, components for our vaults, components to repair the ISV (independent software vendor) division's POS hardware, and the other hardware we use in our business from a limited number of suppliers, and do not manufacture this equipment ourselves. We generally do not have long-term agreements with our manufacturers or component suppliers. If our suppliers become unwilling or unable to provide us with adequate supplies of parts or products when we need them, or if they increase their prices, we may not be able to find alternative sources in a timely manner and could be faced with a critical shortage. This could harm our ability to meet customer demand and cause our revenues to decline. Even if we are able to secure alternative sources in a timely manner, our costs could increase as a result of supply or geopolitical shocks, which may lead to an increase in the prices of goods and services from third parties. A supply interruption, such as the previous global shortage of semiconductors, or an increase in demand beyond current suppliers' capabilities could harm our ability to distribute our equipment and thus to acquire new customers who use our technology. Any interruption in the supply of the hardware necessary to operate our technology, or our inability to obtain substitute equipment at acceptable prices in a timely manner, could impair our ability to meet the demand of our customers, which would have an adverse effect on our business.

Our Lesaka Life business exposes us to risks typically experienced by life assurance companies.

Lesaka Life Limited (formerly known as EasyPay Insurance Limited) ("Lesaka Life") is a life insurance company and exposes us to risks typically experienced by life assurance companies. Some of these risks include the extent to which we are able to continue to reinsure our risks at acceptable costs, reinsurer counterparty risk, maintaining regulatory capital adequacy, solvency and liquidity requirements, our ability to price our insurance products appropriately, the risk that actual claims experience may exceed our estimates, the ability to recover policy premiums from our customers and the competitiveness of the South African insurance market. If we are unable to maintain our desired level of reinsurance at prices that we consider acceptable, we would have to either accept an increase in our risk exposure or reduce our insurance writings. If our reinsurers are unable to meet their commitments to us in a timely manner, or at all, we may be unable to discharge our obligations under our insurance contracts. As such, we are exposed to counterparty risk, including credit risk, of these reinsurers.

Our product pricing includes long-term assumptions regarding investment returns, mortality, morbidity, persistency and operating costs and expenses of the business. Using the wrong assumptions to price our insurance products could materially and adversely affect our financial position, results of operations and cash flows. If our actual claims experience is higher than our estimates, our financial position, results of operations and cash flows could be adversely affected. Finally, the South African insurance industry is highly competitive. Many of our competitors are well-established, represented nationally and market similar products and we therefore may not be able to effectively penetrate the South African insurance market.

Risks Relating to Operating in South Africa and Other Foreign Markets

Operating in Southern and East Africa, both emerging markets, subjects us to greater risks than those we would face if we operated in more developed markets.

Emerging markets such as Southern Africa are subject to greater risks than more developed markets. While we focus our business primarily on emerging markets because that is where we perceive the greatest opportunities to market our products and services successfully, the political, economic and market conditions in these markets present risks that could make it more difficult to operate our business successfully.

Some of these risks include:
- Political, legal and economic instability, including higher rates of inflation and currency fluctuations;
- High levels of corruption, including bribery of public officials;
- Loss due to civil strife, acts of war or terrorism, guerrilla activities and insurrection;
- A lack of well-developed legal systems which could make it difficult for us to enforce our intellectual property and contractual rights;
- Logistical, utilities (including electricity and water supply) and communications challenges;
- Potential adverse changes in laws and regulatory practices, including import and export license requirements and restrictions, tariffs, legal structures and tax laws;
- Difficulties in staffing and managing operations and ensuring the safety of our employees;
- Restrictions on the right to convert or repatriate currency or export assets;
- Greater risk of uncollectible accounts and longer collection cycles;
- Indigenization and empowerment programs;
- Exposure to liability under the UK Bribery Act; and
- Exposure to liability under U.S. securities and foreign trade laws, including the Foreign Corrupt Practices Act, or FCPA, and regulations established by the U.S. Department of Treasury's Office of Foreign Assets Control, or OFAC.

If we do not achieve applicable Broad-Based Black Economic Empowerment objectives in our South African businesses, we may be subject to fines and we risk losing our government and/or private contracts. In addition, it is possible that we may be required to increase the Black shareholding of our company in a manner that could dilute your ownership and/or change the companies from which we purchase goods or procure services (to companies with a better BEE Status Level).

The legislative framework for the promotion of Broad-Based Black Economic Empowerment ("BEE") in South Africa has been established through the Broad-Based Black Economic Empowerment Act, No. 53 of 2003, as amended from time to time, and the Amended BEE Codes of Good Practice, 2013, or BEE Codes, and any sector-specific codes of good practice, or Sector Codes, published pursuant thereto. Sector Codes are fully binding between and among businesses operating in a sector for which a Sector Code has been published. Achievement of BEE objectives is measured by a scorecard which establishes a weighting for the various elements. Scorecards are independently reviewed by accredited BEE verification agencies which issue a verification certificate that presents an entity's BEE Status Level. This BEE verification process must be conducted on an annual basis, and the resultant BEE verification certificate is only valid for a period of 12 months from the date of issue. Under our consolidated scorecard, which includes all South African businesses, we currently hold a BEE Status Level 3.

Two of our South African businesses, being Lesaka Financial Services (Pty) Ltd, formerly known as EasyPay Financial Services Proprietary Limited, ("LFS") and Lesaka Life, are subject to the Amended Financial Sector Code, or the FS Sector Code, and all other businesses are consolidated under the Department of Trade and Industry (DTI) Generic Codes. The FS Sector Code has been amended and aligned with the new BEE Codes and were promulgated in December 2017. Licensing and/or regulatory authorities overseeing these South African businesses may set minimum adherence requirements to BEE standards as a condition for an operating license to trade. The minimum requirement under the Financial Sector Code is Level 8. We currently have a BEE Status Level 2 for LFS and BEE Status Level 4 for Lesaka Life.

The BEE scorecard includes a component relating to management control, which serves to determine the participation of Black people in the board, as well as at various levels of management within a measured entity (including, inter alia, Executive Management, Senior Management, Middle Management and Junior Management). The BEE Codes and/or Sector Codes define the terms "Senior Management", "Middle Management" and "Junior Management" as those occupational categories as determined in accordance with the Employment Equity Regulations, with specific emphasis on improving participation in proportion to the demographics of the Economically Active Population of South Africa, as published by Statistics South Africa, from time to time. Employment Equity legislation seeks to drive the alignment of the workforce with the racial composition of the economically active population of South Africa and accelerate the achievement of employment equity targets, introducing monetary fines for non-compliance with the Employment Equity legislation and misrepresented submissions. Annexure EEA9 to the Employment Equity Regulations sets out the various occupational levels which are determined in accordance with the relevant grading systems applied by the measured entity and referred to in said Annexure.

During fiscal 2026, we made cash contributions to 61 community-based organizations and enterprises to enable them to promote growth and strengthen their capacity to develop innovative platforms or provide services to the markets they serve. We were also involved in disaster relief efforts for 601 families who were affected by disasters such as floods and fires.

However, it is possible that these and other actions may not be sufficient to enable us to achieve the applicable BEE objectives set out for specific financial years. In that event, in order to maintain competitiveness in the South African marketplace, we may have to seek to increase compliance through other means, including by selling or placing additional shares of Lesaka or of our South African subsidiaries to Black South Africans (either directly or indirectly), over and above what has already been approved, and/or changing to suppliers that have higher BEE Status Levels. Such sales or placements of shares could have a dilutive impact on your ownership interest, which could cause the market price of our stock to decline.

We expect that our BEE Status Level will be important in order for us to remain competitive in the South African marketplace. We continually seek ways to improve our BEE Status Level, especially the ownership (so-called "equity") and procurement elements thereof.

We may not be able to effectively and efficiently manage the disruption to our operations as a result of erratic electricity supply in South Africa, which could adversely affect our, financial position, cash flows and future growth.

Our businesses in South Africa are dependent on electricity generated and supplied by the state-owned utility, Eskom, in order to operate, and, in recent years, Eskom has been unable to consistently generate and supply the amount of electricity required by the South African economy which has resulted in significant and often unpredictable electricity supply disruptions. Eskom has implemented a number of short- and long-term mitigation plans to correct these issues, but supply disruptions continued to occur regularly and with no predictability, although consistency of electricity supply has improved significantly since April 2024. As part of our business continuity programs, we have installed back-up diesel generators in order for us to continue to operate our core data processing facilities in the event of intermittent disruptions to our electricity supply. We have to perform regular monitoring and maintenance of these generators and also source and manage diesel fuel levels. We may also be required to replace these generators on a more frequent basis due to the additional burden placed on them.

Our results of operations, financial position, cash flows and future growth could be adversely affected if Eskom is unable to raise sufficient funding to operate and/or commission new electricity-generating power stations in accordance with its plans, or at all, or if we are unable to effectively and efficiently test, maintain, source fuel for, and replace, our generators.

Fluctuations in the value of the South African rand have had, and will continue to have, a significant impact on our reported results of operations, which may make it difficult to evaluate our business performance between reporting periods and may also adversely affect our stock price.

The South African rand, or ZAR, is the primary operating currency for our business operations while our financial results are reported in U.S. dollars. Therefore, any depreciation in the ZAR against the U.S. dollar, would negatively impact our reported revenue and net income. The U.S. dollar/ZAR exchange rate has historically been volatile and we expect this volatility to continue (refer to Item 7—"Management's Discussion and Analysis of Financial Condition and Results of Operations—Currency Exchange Rate Information."). Due to the significant fluctuation in the value of the ZAR and its impact on our reported results, you may find it difficult to compare our results of operations between financial reporting periods even though we provide supplemental information about our results of operations determined on a ZAR basis. Similarly, depreciation in the ZAR may negatively impact the prices at which our stock trades.

We generally do not engage in any currency hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our results of operations, other than economic hedging using forward contracts relating to our inventory purchases which are settled in U.S. dollars or euros. We cannot guarantee that we will enter into hedging transactions in the future or, if we do, that these transactions will successfully protect us against currency fluctuations.

South Africa's high levels of poverty, unemployment and crime may increase our costs and impair our ability to maintain a qualified workforce.

While South Africa has a highly developed financial and legal infrastructure, it also has high levels of crime and unemployment, relative to peer countries in Africa and other emerging economies, and there are significant differences in the level of economic and social development among its people, with large parts of the population, particularly in rural areas, having limited access to adequate education, healthcare, housing and other basic services, including water and electricity. In addition, South Africa has a high prevalence of HIV/AIDS and tuberculosis, the impact of which may be exacerbated in the short-term by the discontinuation of the U.S. government's funding of certain HIV/AIDS research and outreach programs.

Government policies aimed at alleviating and redressing the disadvantages suffered by the majority of citizens under previous governments may increase our costs and reduce our profitability, all of which could negatively affect our business. These problems may prompt emigration of skilled workers, hinder investment into South Africa and impede economic growth. As a result, we may have difficulties attracting and retaining qualified employees.

The economy of South Africa is exposed to high rates of inflation, interest and corporate tax, which could increase our operating costs and thereby reduce our profitability. Furthermore, the South African government requires additional income to fund future government expenditures and may be required, among other things, to increase existing income tax rates, including the corporate income tax rate, amend existing tax legislation or introduce additional taxes.

The economy of South Africa in the past has been, and in the future may continue to be, characterized by rates of inflation and interest that are substantially higher than those prevailing in the United States and other highly-developed economies. High rates of inflation could increase our South African-based costs and decrease our operating margins. High interest rates increase the cost of our debt financing, though conversely, they also increase the amount of income we earn on any cash balances. The South African corporate income tax rate, of 27%, is higher than the U.S. federal income tax rate, of 21%. Any increase in the effective South African corporate income tax rate would adversely impact our profitability and cash flow generation.

Risks Relating to Government Regulation

We are required to comply with certain laws and regulations, including economic and trade sanctions, which could adversely impact our future growth.

We are subject to U.S. and other trade controls, economic sanctions and similar laws and regulations, including those in the jurisdictions where we operate. Our failure to comply with these laws and regulations could subject us to civil, criminal and administrative penalties and harm our reputation. These laws and regulations place restrictions on our operations, trade practices, partners and investment decisions. In particular, our operations are subject to U.S. and foreign trade control laws and regulations, including various export controls and economic sanctions programs, such as those administered by OFAC. We monitor compliance in accordance with the 10 principles as set out in the United Nations Global Compact Principles, the Organisation for Economic Co-operation and Development recommendations relating to corruption, and the International Labor Organization Protocol in terms of certain of the items to be monitored. As a result of doing business in foreign countries and with foreign partners, we are exposed to a heightened risk of violating trade control laws as well as sanctions regulations.

Violations of trade control laws and sanctions regulations are punishable by civil penalties, including fines, denial of export privileges, injunctions, asset seizures, debarment from government contracts and revocations or restrictions of licenses, as well as criminal fines and imprisonment. We have developed policies and procedures as part of a company-wide compliance program that is designed to assist our compliance with applicable U.S. and international trade control laws and regulations, including trade controls and sanctions programs administered by OFAC, and provide regular training to our employees to create awareness about the risks of violations of trade control laws and sanctions regulations and to ensure compliance with these laws and regulations. However, there can be no assurance that all of our employees, consultants, partners, agents or other associated persons will not act in violation of our policies and these laws and regulations, or that our policies and procedures will effectively prevent us from violating these regulations in every transaction in which we may engage or provide a defense to any alleged violation. In particular, we may be held liable for the actions that our local, strategic or joint venture partners take inside or outside of the United States, even though our partners may not be subject to these laws. Such a violation, even if our policies prohibit it, could materially and adversely affect our reputation, business, results of operations and financial condition. Any expansion into developing countries, and our development of new partnerships and joint venture relationships, could increase the risk of OFAC violations in the future.

In addition, our payment processing and financial services activities are subject to extensive regulation. Compliance with the requirements under the various regulatory regimes may cause us to incur significant additional costs and failure to comply with such requirements could result in the shutdown of the non-complying facility, the imposition of liens, fines and/or civil or criminal liability.

We are required to comply with anti-corruption laws and regulations, including the FCPA and UK Bribery Act, in the jurisdictions in which we operate our business, which could adversely impact our future growth.

The FCPA prohibits us from providing anything of value to foreign officials for the purposes of obtaining or retaining business, or securing any improper business advantage, and requires us to keep books and records that accurately and fairly reflect our transactions. As part of our business, we may deal with state-owned business enterprises, the employees of which are considered foreign officials for purposes of the FCPA. The UK Bribery Act includes provisions that extend beyond bribery of foreign public officials and also apply to transactions with individuals not employed by a government and the act is also more onerous than the FCPA in a number of other respects, including jurisdiction, non-exemption of facilitation payments and penalties. Some of the international locations in which we operate or have investments lack a developed legal system and have higher than normal levels of corruption.

Any failure by us to adopt appropriate compliance procedures and ensure that our employees, agents and business partners comply with the anti-corruption laws and regulations could subject us to substantial penalties, and the requirement that we comply with these laws could put us at a competitive disadvantage against companies that are not required to comply. For example, in many emerging markets, there may be significant levels of official corruption, and thus, bribery of public officials may be a commonly accepted cost of doing business. Our refusal to engage in illegal behavior, such as paying bribes, may result in us not being able to obtain business that we might otherwise have been able to secure or possibly even result in unlawful, selective or arbitrary action being taken against us.

Violations of anti-corruption laws and regulations are punishable by civil penalties, including fines, as well as criminal fines and imprisonment. We have developed policies and procedures as part of a company-wide compliance program that is designed to assist our compliance with applicable U.S., South African and other international anti-corruption laws and regulations, and provide regular training to our employees to comply with these laws and regulations. However, there can be no assurance that all of our employees, consultants, partners, agents or other associated persons will not take actions in violation of our policies or these laws and regulations, or that our policies and procedures will effectively prevent us from violating these regulations in every transaction in which we may engage, or provide a defense to any alleged violation. In particular, we may be held liable for the actions that our local, strategic or joint venture partners take inside or outside of the United States, even though our partners may not be subject to these laws. Such a violation, even if our policies prohibit it, could materially and adversely affect our reputation, business, results of operations and financial condition.

We do not have a South African banking license and, therefore, we provide our banking offering through an arrangement with a third-party bank, which limits our control over this business and the economic benefit we derive from it. If this arrangement were to be terminated, we would not be able to operate our Lesaka EasyPay business without alternate means of access to a banking license. We are also required to comply with the requirements of payment schemes, including VISA and Mastercard. Furthermore, we provide certain of our services under partnerships with South African banks. We will be unable to provide our payments and card-acquiring businesses if we fail to comply with payment scheme rules, and/or fail to maintain certain regulatory licenses and registrations, and/ or if we were unable to continue to partner with South African banks to provide our payments and card acquiring services.

The South African retail banking market is highly regulated. Under current law and regulations, our Lesaka EasyPay business activities require us to be registered as a bank in South Africa or to have access to an existing banking license. We are not currently so registered, but we have an agreement with African Bank Limited ("African Bank"), that enables us to implement our Lesaka EasyPay program in compliance with the relevant laws and regulations. If this agreement were to be terminated, we would not be able to operate these services unless we were able to obtain access to a banking license through alternate means. Furthermore, we have to comply with the South African Financial Intelligence Centre Act, 2001 and money laundering and terrorist financing control regulations, when we open new bank accounts for our customers and when they transact. Failure to effectively implement and monitor responses to the legislation and regulations may result in significant fines or prosecution of African Bank and ourselves.

The South African Financial Advisory and Intermediary Services Act, 2002, requires persons who act as intermediaries between financial product suppliers and consumers in South Africa to register as financial service providers. Lesaka Life and LFS were granted a Financial Service Provider ("FSP") licenses on June 9, 2015, and July 11, 2017, respectively. If our FSP licenses are withdrawn or suspended, we may be stopped from continuing our financial services businesses in South Africa unless we are able to enter into a representative arrangement with a third party FSP.

Furthermore, the Conduct of Financial Institutions Bill ("COFI Bill") will overhaul the current regulatory and legislative framework by replacing the rules-based approach with an outcomes-driven and principles-based model, and the adoption of an activity-based licensing and authorization regime. It aims to establish a single, modern conduct architecture aligned to emerging risks across the financial services sector, and embed fair outcomes across the value chain, thereby simplifying and rationalizing existing fragmented conduct rules, and strengthening governance, culture and accountability. While the COFI Bill is expected to significantly change the manner in which we operate our business, including the conversion of existing licenses for the relevant Lesaka subsidiaries through transitional arrangements and other financial services activities which may require licensing, it is also likely to substantially increase operational costs as we seek to meet regulatory expectations. Although timing remains uncertain, the COFI Bill was introduced in Parliament in April 2026.

We are required to comply with the requirements of payment schemes, including VISA and Mastercard. We have deployed a significant number of devices, and any mandatory compliance upgrades to our deployed POS devices would require significant capital expenditure and/or be disruptive to our customer base. Failure to comply with the payment schemes' rules may result in significant fines and/or a loss of license to participate in the scheme(s).

We provide card acquiring services to our customers by partnering with Nedbank Limited and ABSA Bank Limited, and payment processing services in partnership with the largest banks in South Africa. If these agreements were to be terminated, certain of our business would not be able to operate their payment services unless they were able to enter alternative card acquiring or payment processing agreements with other partners or obtain a direct designation license with the schemes and regulatory bodies. In addition, any loss of or failure to renew our current authorizations would result in an inability to operate its payment services.

Compliance with the requirements under these various regulatory regimes may cause us to incur significant additional costs and failure to comply with such requirements could result in the shutdown of the non-complying facility, the imposition of liens, fines and/or civil or criminal liability.

Proposed regulatory changes to the national payments system are expected to have a substantial impact on the South African payments industry. It may change the manner in which we conduct business and likely lead to increased operating costs for our business as we work to ensure compliance with the new legislative and regulatory framework, which may have a material adverse effect on our business.

On March 3, 2025, the South African Reserve Bank ("SARB") published certain draft regulatory documents for commentary that are expected to have a substantial impact on how we conduct our business namely: (i) a draft directive entitled "Directive in respect of specific payment activities within the national payment system" (the "Directive"); (ii) a draft exemption notice entitled "Designation by the Prudential Authority of specific activities conducted in the national payment system which shall be deemed not to constitute 'the business of a bank' under paragraph (cc) in section 1(1) of the Banks Act, 1990" (the "Exemption Notice"); and (iii) the National Payment System Bill ("NPS Bill"), which seeks to replace the existing National Payment System Act, 1998. Following the initial publication of the proposed regulations, for which we submitted detailed comments through our industry body, the Association of South African Payment Providers ("ASAPP"), revised versions of the Directive and the Exemption Notice were published for commentary on May 20, 2026, and detailed comments were submitted to ASAPP.

The key objectives of the proposed regulations are to clarify the mandate and objectives of the SARB with respect to the national payment system ("NPS"); and establish a robust regulatory, oversight, and supervisory framework for the NPS. The proposed regulations also aim to promote financial inclusion, competition, the prevention of financial crime, and the fair treatment and protection of customers, while introducing an activity-based licensing and authorization regime. In this regard, the Directive defines seven "payment activities" and provides that a person, which can be a bank or a non-bank, providing a "payment activity" must obtain authorisation from the SARB to undertake such activity. Under the Exemption Notice, certain payment activities are exempted from the definition of 'the business of a bank'. Prior to the Exemption Notice, these activities could only be undertaken by a bank. Pursuant to the Exemption Notice, these activities can be undertaken by non-banks, subject to certain conditions. Certain of our businesses currently undertake activities which would qualify as "payment activities" under the Directive and the NPS Bill. Under the current regulatory framework, these activities are undertaken in partnership with a sponsoring bank and the sponsoring bank is subject to regulation by the SARB. In other words, the business undertaking the "payment activity" is not subject to direct regulation with respect to such payment activities.

It is uncertain if and when the proposed regulations will enter into effect and the extent to which we as a non-bank may elect whether to conduct an exempted payment activity by partnering with a bank to do so, or on its own, if it is authorised by the SARB - i.e. whether both options will be available to a non-bank. Should our businesses be subject to direct regulation under this new regime (i.e., if our current sponsorship model is no longer available), we expect that we will incur significant operating costs to comply with the new requirements, and to obtain authorization with respect thereto. Furthermore, while some requirements may already exist under other current regulatory frameworks for certain of our businesses, we will likely need to invest in additional resources, systems and processes to satisfy the regulatory requirements contemplated in the proposed regulations, which may also lead to increased operational costs, which may have a material adverse effect on our business.

We may be subject to regulations regarding privacy, data use and/or security, which could adversely affect our business.

We are subject to regulations in a number of the countries in which we operate relating to the processing (which includes, inter alia, the collection, use, retention, security and transfer) of personal information about the people (whether natural or juristic) who use our products and services. The interpretation and application of user data protection laws are in a state of flux. These laws may be interpreted and applied inconsistently from country to country and our current data protection policies and practices may not be consistent with those interpretations and applications. Complying with these varying requirements could cause us to incur substantial costs or require us to change our business practices in a manner adverse to our business. Any failure, or perceived failure, by us to comply with any regulatory requirements or international privacy or consumer protection-related laws and regulations could result in proceedings or actions against us by governmental entities or others, subject us to significant penalties and negative publicity. In addition, as noted above, we are subject to the possibility of security breaches, which themselves may result in a violation of these laws.

Amendments to the NCA were signed into law in South Africa in August 2019. Compliance with these amendments may adversely impact our micro-lending operations in South Africa.

In August 2019, the National Credit Amendment Bill, or debt-relief bill, was signed into law in South Africa. The effective date of the debt-relief bill has not yet been announced and has been significantly delayed. We believe that the debt-relief bill will restrict the ability of financial services providers to provide lending products to certain low-income earners and will increase the cost of credit to these consumers. As a result, compliance with the debt-relief bill may adversely impact our micro-lending operations in South Africa. Furthermore, we expect that it will take us, and other credit providers, some time to fully understand, interpret and implement this new legislation in our lending processes and practices. Non-compliance with the provisions of this new legislation may result in financial loss and penalties, reputational loss or other administrative punishment.

Risks Relating to our Common Stock

Our failure to prepare and timely file our periodic reports with the SEC limits our access to the public markets to raise debt or equity capital.

Form S-3 permits eligible issuers to conduct registered offerings using a short form registration statement that allows the issuer to incorporate by reference its past and future filings and reports made under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In addition, Form S-3 enables eligible issuers to conduct primary offerings "off the shelf" under Rule 415 of the Securities Act of 1933, as amended (the "Securities Act"). The shelf registration process, combined with the ability to forward incorporate information, allows issuers to avoid delays and interruptions in the offering process and to access the capital markets in a more expeditious and efficient manner than raising capital in a standard registered offering pursuant to a Registration Statement on Form S-1. The ability to register securities for resale may also be limited as a result of the loss of Form S-3 eligibility.

We did not file our 2025 Form 10-K within the timeframe required by the SEC; thus, we have not remained current in our reporting requirements with the SEC. Although we regained status as a current filer by filing our Form 10-K/A to amend our 2025 Form 10-K, as of the date of this Annual Report, we are ineligible to file new short form registration statements on Form S-3 and, absent a waiver of the Form S-3 eligibility requirements, we are no longer permitted to use our existing registration statements on Form S-3. If we wish to pursue an offering now, we would be required to conduct the offering on an exempt basis, such as in accordance with Rule 144A, or file a registration statement on Form S-1. Using a Form S-1 registration statement for a public offering would likely take significantly longer than using a registration statement on Form S-3 and increase our transaction costs, and could, to the extent we are not able to conduct offerings using alternative methods, adversely impact our ability to raise capital or complete acquisitions of other companies in a timely manner.

Our stock price has been and may continue to be volatile.

Our stock price has periodically experienced significant volatility. During the 2026 fiscal year, our stock price ranged from a low of $3.62 to a high of $5.54. We expect that the trading price of our common stock may continue to be volatile as a result of a number of factors, including, but not limited to the following:

- Any adverse developments in litigation or regulatory actions in which we are involved;
- Fluctuations in currency exchange rates, particularly the U.S. dollar/ZAR exchange rate;
- Announcement of additional BEE transactions, especially one involving the issuance or potential issuance of equity securities or dilution or sale of our existing business in South Africa;
- Quarterly variations in our operating results;
- Significant fair value adjustments or impairment in respect of investments or intangible assets;
- Announcements of acquisitions or disposals;
- The timing of, or delays in the commencement, implementation or completion of major projects;
- Large purchases or sales of our common stock; and
- General conditions in the markets in which we operate.

Additionally, shares of our common stock can be expected to be subject to volatility resulting from purely market forces over which we have no control.

The put right we granted to the IFC Investors on the occurrence of certain triggering events may have adverse impacts on us.

In May 2016, we issued an aggregate of 9,984,311 shares of our common stock to the IFC Investors. Certain IFC Investors were also investors in Adumo and on October 1, 2024, we issued an aggregate of 1,989,162 additional shares of our common stock to these IFC Investors pursuant to the Adumo transaction agreement. As of June 30, 2026, the IFC Investors held 8,430,676 shares. We granted the IFC Investors certain rights, including the right to require us to repurchase any share held by the IFC Investors pursuant to the May 2016 and October 2024 transactions upon the occurrence of specified triggering events, which we refer to as a "put right." The put price per share will be the higher of the price per share paid to us by the IFC Investors and the volume-weighted average price per share prevailing for the 60 trading days preceding the triggering event, except that with respect to a put right triggered by rejection of a bona fide offer, the put price per share will be the highest price offered by the offeror. If a put triggering event occurs, it could adversely impact our liquidity and capital resources. In addition, the existence of the put right could also affect whether or on what terms a third party might in the future offer to purchase our company. Our response to any such offer could also be complicated, delayed or otherwise influenced by the existence of the put right.

Approximately 29% of our outstanding common stock is owned by two shareholders. The interests of these shareholders may conflict with those of our other shareholders.

There is a concentration of ownership of our outstanding common stock because approximately 29% of our outstanding common stock is owned by two shareholders. Based on their most recent SEC filings disclosing ownership of our shares, Value Capital Partners (Pty) Ltd, or VCP, and IFC Investors, beneficially own approximately 19% and 10% of our outstanding common stock as of June 30, 2026, respectively.

The interests of VCP and the IFC Investors may be different from or conflict with the interests of our other shareholders. As a result of the significant combined ownership by VCP and the IFC Investors, they may be able, if they act together, to significantly influence the voting outcome of all matters requiring shareholder approval. This concentration of ownership may have the effect of delaying or preventing a change of control of our company, thus depriving shareholders of a premium for their shares, or facilitating a change of control that other shareholders may oppose.

We may seek to raise additional financing by issuing new securities with terms or rights superior to those of shares of our common stock, which could adversely affect the market price of such shares.

We may require additional financing to fund future operations, including expansion in current and new markets, programming development and acquisition, capital costs and the costs of any necessary implementation of technological innovations or alternative technologies, or to fund acquisitions. We may also wish to raise additional equity funding to reduce the amount of debt funding on our balance sheet. Because of the exposure to market risks associated with economies in emerging markets, we may not be able to obtain financing on favorable terms or at all. If we raise additional funds by issuing equity securities, the percentage ownership of our current shareholders will be reduced, and the holders of the new equity securities may have rights superior to those of the holders of shares of common stock, which could adversely affect the market price and voting power of shares of common stock. If we raise additional funds by issuing debt securities, the holders of these debt securities would similarly have some rights senior to those of the holders of shares of common stock, and the terms of these debt securities could impose restrictions on operations and create a significant interest expense for us.

Issuances of significant amounts of stock in the future could potentially dilute your equity ownership and adversely affect the price of our common stock.

We believe that it is necessary to maintain a sufficient number of available authorized shares of our common stock in order to provide us with the flexibility to issue shares for business purposes that may arise from time to time. For example, we could sell additional shares to raise capital to fund our operations, to reduce debt or to acquire other businesses, issue shares in a BEE transaction, issue additional shares under our stock incentive plan or declare a stock dividend. Our board may authorize the issuance of additional shares of common stock without notice to, or further action by, our shareholders, unless shareholder approval is required by law or the rules of the NASDAQ Stock Market. The issuance of additional shares could dilute the equity ownership of our current shareholders and any such additional shares would likely be freely tradable, which could adversely affect the trading price of our common stock.

We have identified material weaknesses in our internal control over financial reporting which, if not timely remediated, may adversely affect the accuracy and reliability of our financial statements, and our reputation, business and stock price, as well as lead to a loss of investor confidence in us.

As described under Item 9A—"Controls and Procedures.", we concluded that our disclosure controls and procedures were not effective as of June 30, 2026, and that we had, as of such date, material weaknesses in our internal control over financial reporting related to:

- Our Consumer lending, Consumer insurance and Group payroll processes, specifically insufficient risk assessment and monitoring activities relating to changes in or migration of systems and processes, insufficient controls over internal information and information from service organizations, and insufficient design and implementation of Information Technology General Controls ("ITGCs"), controls over service organizations and process level controls, resulting in ineffective process level controls, including a lack of validation of the completeness and accuracy of information used within the process;
- Our journal entry process, specifically relating to insufficient risk assessment, and ineffective design and implementation of controls including insufficient controls over information resulting in ineffective process level controls including a lack of validation of the completeness of the journal entry population and inadequate validation of the completeness and accuracy of information used within the process;
- The failure of our Utilities, Lesaka Hospitality Proprietary Limited (formerly known as GAAP-Point-Of-Sale Proprietary Limited) ("Lesaka Hospitality"), Lesaka Merchant Technologies and Lesaka Payments businesses to comply with the our Sarbanes program, specifically insufficient risk assessment and monitoring activities relating to systems and processes, insufficient controls over internal information and information from service organizations, and insufficient design and implementation of ITGCs controls over service organizations and process level controls, resulting in ineffective process level controls, including a lack of validation of the completeness and accuracy of information used within the process;
- An insufficient number of experienced and trained resources to execute on their internal control responsibilities resulting in inadequate risk assessment, ineffective design, implementation and operating effectiveness of process level controls for processes in the scope of our internal control over financial reporting evaluation.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements would not be prevented or detected on a timely basis. The material weaknesses identified in Item 9A—"Controls and Procedures.", resulted in immaterial misstatements of prior period amounts, which have been corrected through revision of the prior period financial statements as described in Note 1 to our consolidated financial statements, and in a corrected immaterial current period misstatement related to revenue; they did not require amendment of any previously filed report.

We intend to remediate these material weaknesses. While we believe the steps we take to remediate these material weaknesses will improve the effectiveness of our internal control over financial reporting and will remediate the identified deficiencies, if our remediation efforts are insufficient to address the material weakness or we identify additional material weaknesses in our internal control over financial reporting in the future, our ability to analyze, record and report financial information accurately, to prepare our financial statements within the time periods specified by the rules and forms of the SEC and to otherwise comply with our reporting obligations under the federal securities laws may be adversely affected. The occurrence of, or failure to remediate, these material weaknesses and any future material weaknesses in our internal control over financial reporting may adversely affect the accuracy and reliability of our financial statements and have other consequences that could materially and adversely affect our business, including an adverse impact on the market price of our common stock, potential actions or investigations by the SEC or other regulatory authorities, shareholder lawsuits, a loss of investor confidence and damage to our reputation.

Failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act, especially over companies that we may acquire, could have a material adverse effect on our business and stock price.

Under Section 404 of Sarbanes, we are required to furnish a management certification and auditor attestation regarding the effectiveness of our internal control over financial reporting. We are required to report, among other things, control deficiencies that constitute a "material weakness" or changes in internal control that materially affect, or are reasonably likely to materially affect, internal control over financial reporting.

A "material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

The requirement to evaluate and report on our internal controls also applies to companies that we acquire. While we continue to dedicate resources and management time to ensuring that we have effective controls over financial reporting, failure to achieve and maintain an effective internal control environment could have a material adverse effect on the market's perception of our business and our stock price.

The restatement of our prior quarterly financial statements may affect shareholder and investor confidence in us or harm our reputation, and may subject us to additional risks and uncertainties, including increased costs and the increased possibility of legal proceedings and regulatory inquiries, sanctions or investigations.

We identified material misstatements in the original filings of our Quarterly Report on Form 10-Q for the quarters ended September 30, 2024, December 31, 2024 and March 31, 2025 ("Original Filings") and withdrew reliance on these Original Filings on September 10, 2025. We filed amended quarterly reports on November 5, 2025 which include restatement(s), refer to the section titled "Restatement" in Note 1 to the unaudited condensed consolidated financial statements in each of the amended filings on Form 10-Q/A for the quarters ended September 30, 2024, December 31, 2024 and March 31, 2025, for additional information regarding the restatement(s). Management also identified material weaknesses in our internal control over financial reporting specific to the evaluation of information that was known or knowable at the time of the transaction or event included in the Original Filings, refer to Item 9A—"Controls and Procedures."

As a result of the restatement described above, we have incurred, and may continue to incur, unanticipated costs for accounting and legal fees in connection with, or related to, such restatement. In addition, such restatement could subject us to a number of additional risks and uncertainties, including the increased possibility of legal proceedings and inquiries, sanctions or investigations by the SEC or other regulatory authorities. Any of the foregoing may adversely affect our reputation, the accuracy and timing of our financial reporting, or our business, results of operations, liquidity and financial condition, or cause shareholders, investors and customers to lose confidence in the accuracy and completeness of our financial reports or cause the market price of our common stock to decline.

You may experience some difficulties in effecting service of legal process, enforcing U.S and/or foreign judgments or bringing original actions based upon U.S. laws, including federal securities laws or other foreign laws, against us or certain of our directors and officers and experts.

While Lesaka is incorporated in the state of Florida, United States, substantially all of the company's assets are located outside the United States. For this reason, the majority of Lesaka's directors and all its officers reside outside of the United States and the majority of our experts, including our independent registered public accountants, are based in South Africa.

As a result, even though you could effect service of legal process upon Lesaka, as a Florida corporation, in the United States, you may not be able to collect any judgment obtained against Lesaka in the United States, including any judgment based on the civil liability provisions of U.S. federal securities laws, because substantially all of our assets are located outside the United States.

Any legal processes initiating action in the United States against Lesaka's directors, officers, and experts who are located outside of the United States, will need to be served on them in that country, in accordance with the procedures prescribed by the relevant U.S. court. South Africa is not a party to any treaties regarding the enforcement of foreign commercial judgments. In order to be able to enforce a foreign judgment, it is required for the South African courts to first "recognize" the U.S. judgment – in the absence of this, the foreign judgment has no automatic extra territorial effect. The foreign judgment constitutes a "cause of action" which may be recognized and enforced by South African courts. In order to achieve this, legal proceedings must be commenced in the South African courts.

South Africa is a party to the New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards, and its International Arbitration Act 15 of 2017 provides that foreign arbitral awards must be recognised and enforced in South Africa. However, application must still be made to the South African High Court in order for the award to be recognised and enforceable in South Africa.

Additional, practical, considerations relating to the enforcement of foreign judgments and arbitration awards in South Africa include the following:

- If a foreign judgment is enforced by a South African court, the approval of the SARB (or an Authorised Dealer of SARB) is required (i) before a defendant resident in South Africa may pay money to a non-resident plaintiff; and (ii) to settle the judgement in a currency other than South African Rand; and
- A plaintiff who is not resident in South Africa may be required to provide security for costs when initiating court proceedings in South Africa (including for the enforcement of foreign judgments and awards).

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

We operate in the Southern African fintech industry, which is subject to cybersecurity risks that could adversely affect our business, financial condition and results of operations, including intellectual property theft, fraud, extortion, harm to employees or customers, violations of privacy laws, litigation and legal risk, regulatory scrutiny and reputational harm.

We have implemented a risk-based approach to assessing, identifying and managing cybersecurity threats that could affect our business, information systems and data. These processes are integrated into our broader enterprise risk management framework, and cybersecurity risks are assessed and prioritized alongside our other principal enterprise risks. Our cybersecurity program is informed by recognized standards and regulatory requirements applicable to our business, including PCI DSS, the NIST Cybersecurity Framework, SARB / Prudential Authority requirements applicable to cybersecurity and cyber-resilience within the National Payment System, and the CIS Critical Controls. During the year, we continued to mature our cybersecurity program, including through our transition to NIST CSF 2.0, further development of cyber risk governance processes, and continued execution of divisional cybersecurity roadmaps.

We periodically conduct third-party security risk assessments to assess the potential impact and likelihood of cyber scenarios and to inform appropriate mitigation strategies and controls. We use a combination of technical, administrative and organizational controls to manage cybersecurity risk, including endpoint and network monitoring, security operations monitoring, identity and access controls, data protection tools, vulnerability management, penetration testing, threat intelligence, backup and recovery procedures, and cyber awareness and training programs. We also conduct periodic phishing simulations and crisis simulations to support workforce preparedness and incident-response readiness.

We maintain incident-response processes designed to provide a consistent basis for the identification, escalation, assessment and response to cybersecurity incidents. During the year, we issued an updated Group Incident Response Plan to support divisional incident-response playbooks.

We also maintain processes to oversee cybersecurity risks associated with third-party service providers that have access to personal, confidential or proprietary information or support significant business processes. During the year, we enhanced our third-party risk management processes, including additional due diligence and assurance requirements for certain service providers and the establishment of a cross-functional working group involving procurement, finance, risk and compliance, legal and information security personnel to support vendor risk oversight.

Management, led by our Group Chief Information Security Officer ("CISO") and supported by information security, risk, compliance, legal and finance personnel, is responsible for assessing and managing cybersecurity risks. Management receives information regarding cybersecurity risks through security monitoring, risk assessments, vulnerability assessments, incident-response processes, third-party risk reviews and reports from internal and external security providers. Material cybersecurity matters are escalated to senior management and, where appropriate, to the Audit Committee and Board.

The Board oversees cybersecurity risk through the Audit Committee. The Audit Committee receives quarterly reports from the Group CISO regarding cybersecurity posture, compliance activities, progress against the Group cybersecurity strategy and roadmap, third-party risk, and material cybersecurity incidents, if any, and related remediation. The Group CISO is a qualified cybersecurity professional with over 25 years of experience and holds a Master's in Information Security from Royal Holloway, University of London. The Audit Committee reports to the Board on cybersecurity matters.

Our business depends on the availability, reliability and security of our information systems, networks, data and intellectual property. Any disruption, compromise or breach of our systems or data due to a cybersecurity threat or incident could adversely affect our operations, customer service, product development and competitive position. Such an event could also result in breach of contractual obligations or legal duties to protect the privacy and confidentiality of stakeholders and could expose us to business interruption, lost revenue, remediation costs, liabilities to affected parties, cybersecurity protection costs, lost assets, litigation, regulatory scrutiny and actions, reputational harm, customer dissatisfaction, harm to vendor relationships or loss of market share.

As of the date of this Annual Report, we do not believe that risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations or financial condition. This Item 1C should be read in conjunction with Item 1A, "Risk Factors," for a comprehensive understanding of the risks and uncertainties related to our business and operations.

ITEM 2. PROPERTIES

We lease our corporate headquarters facility which consists of approximately 90,880 square feet in Dunkeld, Johannesburg, South Africa. We also lease properties throughout South Africa, including 217 financial services branches, 17 financial service community sites and eight sites to support our integrated POS software and hardware to the hospitality industry operations. We also lease additional office space in Johannesburg, Cape Town, and Durban, South Africa; Gaborone, Botswana; Windhoek Namibia; and Nairobi, Kenya. These leases expire at various dates through 2036, assuming the exercise of options to extend. We believe that we have adequate facilities for our current business operations.

ITEM 3. LEGAL PROCEEDINGS

Litigation related to CPS

Lesaka SA was party to proceedings in the Constitutional Court of South Africa involving its former subsidiary, Cash Paymaster Services Proprietary Limited ("CPS"), which is in liquidation. The key objective of these proceedings was to procure an order for CPS to be ordered to pay to the South African Social Security Agency ("SASSA") the profit generated by CPS from an agreement concluded between SASSA and CPS, following SASSA awarding a tender to CPS. This arose from prior court proceedings which concluded that the tender should not have been awarded to CPS (for technical reasons not related to any misconduct by CPS). Lesaka SA was included in these proceedings to provide information relevant to determining the profit so made by CPS. The Constitutional Court delivered its ruling on April 8, 2026. The Court ordered CPS to refund certain adjusted certified profits to SASSA. The Court did not make any adverse order against Lesaka SA. The Court's ruling concluded the matter.

General

We are, from time to time, subject to claims and suits, or threats of claims or suits, relating to our business, including claims for damages for personal injuries, breach of contract and employment related claims. In certain of these actions, plaintiffs request payment for damages, including punitive damages, which may not be covered by insurance or may otherwise have a material adverse effect on our business or results of operations. In the opinion of management, we are not currently a party to any proceedings that would have a material adverse effect on our business, financial condition, or results of operations.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market information

Our common stock is listed on The NASDAQ Global Select Market, or Nasdaq, in the United States under the symbol "LSAK" and on the JSE in South Africa under the symbol "LSK." The Nasdaq is our principal market for the trading of our common stock and we have a secondary listing on the JSE.

Our transfer agent in the United States is Computershare Shareowner Services LLC, 480 Washington Blvd, Jersey City, New Jersey, 07310. According to the records of our transfer agent, as of September 7, 2026, there were 6 shareholders of record of our common stock. We believe that a substantially greater number of beneficial owners of our common stock hold their shares though banks, brokers, and other financial institutions (i.e. "street name"). Our transfer agent in South Africa is JSE Investor Services (Pty) Ltd, One Exchange Square, 2 Gwen Lane, Sandown, Sandton, 2196, South Africa.

Dividends

We have not paid any dividends on shares of our common stock during our last two fiscal years and presently intend to retain future earnings to finance the expansion of the business. We do not anticipate paying any cash dividends in the foreseeable future. The future dividend policy will depend on our earnings, capital requirements, debt commitments, expansion plans, financial condition and other relevant factors.

Issuer purchases of equity securities

On September 2, 2025, our board of directors approved a share repurchase authorization to repurchase up to an aggregate of $15 million of our common stock. The authorization has no expiration date. This share purchase authorization replaces our $100 million share repurchase authorization.

The table below presents information relating to purchases of shares of our common stock during the fourth quarter of fiscal 2026:

Period	(a) Total number of shares purchased	(b) Average price paid per share ($)	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum dollar value of shares that may yet be purchased under the plans or programs ($)
April 2026	0	-	-	15,000,000
May 2026[(1)]	5,625	4.93	-	15,000,000
June 2026	0	-	-	15,000,000
Total	5,625		-	

(1) Relates to the delivery of shares of our common stock to us by certain of our employees to settle their income tax liabilities. These shares do not reduce the repurchase authority under our current $15 million share repurchase program.

Share performance graph

The chart below compares the five-year cumulative return, assuming the reinvestment of dividends, where applicable, on our common stock with that of the S&P 500 Index and the NASDAQ Industrial Index. This graph assumes $100 was invested on June 30, 2021, in each of our common stock, the companies in the S&P 500 Index, and the companies in the NASDAQ Industrial Index.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
(AMONG LESAKA, THE S&P 500 INDEX AND THE NASDAQ INDUSTRIAL INDEX)
Dollars
210
180
150
120
90
60
30
-
2021
2022
2023
2024
2025
2026
Fiscal year ended June 30,
NASDAQ Industrial Index
S&P 500 Index
Lesaka

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with Item 8—"Financial Statements and Supplementary Data." In addition to historical consolidated financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. See Item 1A— "Risk Factors" and "Forward Looking Statements."

U.S. securities laws require that when we publish any non-GAAP measures, we disclose the reason for using these non-GAAP measures and provide reconciliations to the most directly comparable GAAP measures. We discuss why we consider it useful to present these non-GAAP measures and the material risks and limitations of these measures, as well as a reconciliation of these non-GAAP measures to the most directly comparable GAAP financial measure below at "—Results of Operations—Use of Non-GAAP Measures" below.

Overview

We offer an integrated and holistic multiproduct platform that provides transactional accounts, lending, insurance, merchant acquiring, cash management, software and ADP. Targeted solutions and integrations facilitate payments between consumers and businesses. By providing a full-service fintech platform in our connected ecosystem, we facilitate the digitization of commerce in our markets.

Sources of Revenue

We generate revenue through a diversified portfolio of financial, payment, software, and technology solutions, structured across three reportable segments: Merchant, Consumer, and Enterprise.

Merchant

Revenues in Merchant are derived from a combination of transaction-based fees and an ad valorem pricing model.

- **Merchant acquiring:** We earn revenue from merchant acquiring on an ad valorem basis, based on a percentage of the total transaction value processed through our network. We also earn revenue from transaction fees charged to merchants.
- **Software:** Revenue is generated from providing licensing software and technology services and through selling hardware (such as POS devices) to merchants.
- **Cash:** We earn revenue on an ad valorem basis, based on a percentage of the total cash settlements processed through our cash vaulting network. We also earn transaction fees when customers utilize our ATM network.
- **Lending:** We generate interest revenue from qualifying merchant customers who are able to access short-term business loans. This revenue stream includes interest charged on outstanding loan balances.
- **ADP:** We also offer merchant customers access to platforms through which we (a) generate revenue from the sale of prepaid airtime and generate fees from distribution of ADP, including prepaid solutions (airtime, data, electricity and gaming), and supplier enabled payments (bill payments, international money transfers and supplier payments). These fees are largely charged on an ad valorem basis.

Consumer

Revenues in Consumer are generated from transactional banking fees, interest income, insurance premiums and card transaction processing fees.

- **Transactional Fees:** We earn revenue by charging a monthly fee and charge fees on an ad valorem basis for goods and services purchased. Transactional fees associated with our consumer accounts include monthly account service fees, ATM withdrawal fees, and other fees based on usage.
- **Lending:** Revenue from our lending products is derived from a combination of origination fees, monthly interest on outstanding loan balances and monthly service fees.
- **Insurance:** Revenue from our insurance offerings is earned monthly and includes premiums paid by policyholders.

Enterprise

Like Merchant, Enterprise generates revenue from a combination of transaction-based fees and an ad valorem pricing model.

- **ADP:** Revenue from our ADP offering for Enterprise clients is primarily based on a fixed fee per transaction. A secondary pricing model is on an ad valorem basis, depending on the specific digital product being sold.
- **Utilities:** Our utilities vertical generates revenue predominantly through an annuity-based model, with fees charged on an ad valorem basis based on the total value of electricity vended through our platform. Ad-hoc hardware sales of utility meters also an additional contribution to revenue which are sold on a fixed price basis.
- **Other:** Our payment solutions enable payment acceptance for us and external enterprises, on which we earn a fixed fee per transaction processed.

Developments during Fiscal 2026

This item discusses our fiscal 2026 results across our three reportable segments: Merchant, Consumer, and Enterprise. Discussions of our fiscal 2025 results compared to our fiscal 2024 results can be found within our Annual Report on Form 10-K for the year ended June 30, 2025.

Group Level:

1. Merchant

Fiscal 2026 marks a pivotal year of transformation and consolidation for Merchant. Following the acquisitions of the Adumo Group in fiscal 2025, the division has been undertaking a deliberate, multi-faceted integration designed to eliminate duplication, unify our brand go-to-market approach, and build a single, multi-product platform serving merchants across all segments. This transformation also included bolstering operational analytics, which now aligns the Merchant revenue drivers to a number of active merchants and ARPU (Average Revenue Per User) basis, akin to Consumer. New leadership was appointed to drive the integration executing against a clear set of priorities: integrating our Community and Corporate Merchant channels under a unified operating model, rationalizing cost and infrastructure and deepening product penetration across our merchant base.

2. One Lesaka: Unification of Group Branding

In November 2025, we launched a refreshed Lesaka master brand, accelerating the realignment of all merchant-facing brands including Kazang, Adumo, GAAP, Card Connect, and Capital Connect under a single "One Lesaka" identity. We expect full brand alignment to be substantially complete by the end of calendar 2026, with certain brands already transitioned. This unification is not merely cosmetic but it reflects the consolidation of our operating infrastructure, sales force, and distribution channels into a single integrated model. Coupled with the branding change, we have consolidated our Johannesburg office footprint into a single hub, with similar exercises close to completion in both Cape Town and Durban. As a result of these unification actions, we have incurred Lesaka brand refresh expenses (treated as a once-off item) and increased intangible asset amortization charges due to the shortening of the deemed useful lives of certain brand trademark assets in fiscal 2026, and recorded right-of-use lease impairments.

3. Deleveraging: Approaching Our Medium-Term Capital Structure Target

Our capital structure has continued to strengthen materially over the course of fiscal 2026, building on the debt refinancing actions in fiscal 2025 and 2026. Net debt to Group Adjusted EBITDA has reduced progressively through the year, from 2.9 times at the start of the fiscal year to 1.9 times by the end of the fiscal year, achieving our medium term target of 2.0 times or lower. This deleveraging has been achieved alongside continued investment in growth, including in our lending books, and reflects the combined benefit of the lower funding costs secured through our fiscal 2025 and 2026 refinancing, the cash generation of the underlying business, and disciplined capital allocation across the Group. We expect the proposed Bank Zero transaction, once completed, to support a further step-change in our funding profile by enabling Lesaka to fund lending growth increasingly through customer deposits rather than wholesale debt, representing further structural improvement to the Group's funding profile and an additional, significant deleveraging event at the Group level.

4. Portfolio Rationalization and Exit of Non-Core Activities

During fiscal 2026, we have continued to simplify the Group. In the third quarter, we made the decision to exit our ATM business, which we had concluded was structurally loss-making and immaterial in scale, recognizing an impairment and once-off costs of approximately ZAR 27 million in connection with the wind-down. In the same quarter, we sunset SwitchPay Proprietary Limited ("SwitchPay"), a legacy buy-now-pay-later product, recognizing an impairment of \$0.4 million (ZAR 6.5 million). We also deregistered Masterpayment GmbH ("Masterpayment"), a legacy offshore entity, recognizing a gain of \$0.9 million (ZAR 14 million) on deregistration, and reversed a \$1.5 million (ZAR 25 million) receivables allowance following the successful collection of monies owed in respect of a legacy investment. Earlier in fiscal 2026, we finalized the liquidation of CPS, releasing provisions of ZAR 65 million, and disposed of our remaining stake in Cell-C for proceeds of \$3.9 million (ZAR 50 million). These actions collectively represent the substantial completion of the non-core portfolio rationalization that has been undertaken since fiscal 2023, allowing management to focus capital and attention on our scalable, digitally-led growth platforms with a balance sheet representative of present-day Lesaka and no material legacy investments.

5. Proposed Acquisition of Bank Zero: Regulatory Progress

Our proposed acquisition of Bank Zero Mutual Bank, announced on June 26, 2025, has progressed through key regulatory milestones during fiscal 2026. In November 2025, the South African Competition Commission recommended approval of the transaction, and the Competition Tribunal subsequently granted its approval in the second quarter of fiscal 2026, a significant step forward in the transaction timeline. We continue to engage with the Prudential Authority of the South African Reserve Bank regarding its final approval, which remains outstanding alongside South African Exchange Control approval. As these remaining regulatory consents are still being procured, on June 11, 2026 we agreed with the Bank Zero sellers' representatives to extend the long-stop date for fulfilment or waiver of remaining conditions precedent from August 6, 2026 to January 31, 2027. We do not believe this extension signals any impediment to closing; rather, it reflects the ordinary pace of the outstanding Prudential Authority process.

Once completed, the transaction is expected to deliver meaningful funding and balance sheet benefits, including a reduction in gross debt of more than ZAR 1 billion, whereby Lesaka can fund lending growth through Bank Zero, supporting further deleveraging and improved cash conversion.

Operating Segment Level:

Merchant

We manage our Merchant operations through two distinct channels: Community, which focuses on local, high-growth businesses acquired through direct, face-to-face sales and rapid conversion cycles; and Corporate, which serves large-scale organizations and franchises requiring customized, multi-product solutions through a strategic, long-term sales process.

In the second quarter of fiscal 2026, we introduced a refined reporting framework for the Merchant division to better represent the primary drivers of our revenue and performance. Developed through a comprehensive review of our operational analytics, this framework aligns our Merchant metrics, specifically active merchant count and blended ARPU with our Consumer division to provide a holistic view of our ecosystem. We are treating this updated approach as a baseline for future comparisons to ensure consistent reporting across our channels; as such, this transition may result in non-material inconsistencies with certain legacy metrics.

Our definition of an active merchant is any merchant that has made a voluntary transaction (debit and/or credit) within the last 90 days. Previously, we reported on a point of presence basis, which was more focused on our device estate. This updated methodology of an active merchant reflects the revenue generating engagement of our entire Merchant base and more accurately tracks our current and future monetization strategy for the division. ARPU excludes once-off and non-recurring revenue such as hardware and installation costs as well as revenue from non-South African subsidiaries.

The underlying drivers of ARPU performance are based on cross-sell product penetration and the individual product related Key Performance Indicators ("KPI's") are shown below.

	2026	2025	2026 vs 2025
Merchant			
Active Merchants	131,545	127,588	3%
Merchant ARPU[(1)] (ZAR per month)	1,784	1,884	(5%)
Product Penetration Rate: 2 or more products	46%	46%	0%
Product Penetration Rate: 3 or more products	7%	10%	(29%)
Merchant: Acquiring			
Active Merchants	73,714	70,294	5%
Total Payment Volume ("TPV") (ZAR billions)	43.7	34.5	27%
Merchant: Software			
Active Merchants	9,738	9,755	(0%)
Merchant: Cash Management			
Active Merchants	4,942	4,837	2%
TPV (ZAR billions)	119.0	114.8	4%
Merchant: Lending			
Lending Origination (ZAR millions)	844	847	(0%)
Net Lending Portfolio Outstanding (ZAR millions)	463	402	15%
Merchant: Alternative Digital Products			
Active Merchants	101,659	98,222	3%
TPV (ZAR billions)	54.8	41.7	31%
TPV - Prepaid Solutions (ZAR billions)	23.5	20.9	12%
TPV - Supplier Enabled Payments (ZAR billions)	31.2	20.8	50%

Notes:

(1) ARPU is calculated on a revenue per active merchant basis based on a 3-month rolling average for the quarter ended June 30, 2026.

Notable developments within Merchant:

Within Merchant Acquiring: Year-on-year comparison of TPV are not meaningful as fiscal 2025 only included Adumo for nine months, which is in the Corporate channel. In the Community channel it is comparable and TPV attributable to the Community channel increased to ZAR 15.7 billion representing 15% year-on-year growth. This was driven primarily from the continued strategy to offer a multi-product offering focused on cash management solutions and ADP, particularly Supplier Enabled Payments, to attract greater merchant acquiring volumes in this segment.

Within Software: Continued focus on deploying Unity, our cloud-based point-of-sale (POS) software offering to existing and new merchants. Unity has a lower monthly cost than on-premises solutions, the increase in client numbers was offset by a decrease in average revenue per user, resulting in core revenue remaining flat. Migration to Unity enables easier integration of our Software and Acquiring propositions into one holistic bundle. Approximately 17% of our Software base currently use the Unity offering.

Within Cash: Our business is experiencing differing secular trends in its two distinct markets. At the Corporate channel, cash continues to experience a downward trend of growth as digital payment adoption progressively increases in this sector. At the Community channel, we continue to see growth for our cash management solutions, with cash TPV growth totaling to 55% year-on year. The Community channel now accounts for 20% of all processed cash TPV processed. This signals rapid growth among merchants within this segment aiming to digitize their cash holdings.

Within Lending: Lending originations remained flat year-over-year, primarily reflecting the ongoing product refinement and distribution strategy for this specific product within the Corporate channel. We experienced a modest increase in aggregate portfolio duration over the period.

Within ADP: Core to our device placement strategy is the decision to focus on quality business and optimizing our existing fleet. This can be seen through the TPV growth which is primarily driven by our Supplier Enabled Payment product, delivering 50% year on-year growth. This enables Community Merchants to digitize their required payments to suppliers at competitive pricing and introduces them to the Lesaka Merchant ecosystem. Within the Prepaid Solutions product, TPV processed delivered 12% year-on-year growth. Although we continue to see sustained margin pressures from wholesale providers of airtime, we have seen an offset in TPV processed for other prepaid products such as electricity and vouchers.

Consumer

Our consumer base includes South African grant beneficiaries and other Lesaka Payouts cardholders.

Our grant beneficiary base includes both permanent and non-permanent grant beneficiaries. As Consumer has evolved, both sub-categories of consumers are revenue generating and hence the combined consumer base metrics shown below are most appropriate to measure the performance of the division financially and operationally. Although historically we have shown these metrics separately, it is maintained that approximately 89% of the active consumer base are permanent grant beneficiaries.

Our definition of an active consumer is any consumer that has made a voluntary transaction (debit and/or credit) within the last 90 days. Consumers who may be charged a monthly banking fee but have not made a voluntary transaction in the last 90 days would not be considered an active consumer.

The definition of an active consumer reflects the revenue generating engagement of our entire consumer base and more accurately tracks our current and future monetization strategy for the division. We will continue to show the Lesaka Payouts separately given this follows a different monetization model.

The underlying drivers of ARPU performance are based on cross-sell product penetration and the individual product related KPI's are shown below.

	2026	2025	2026 vs 2025
Consumer			
Active Consumers (millions)	2.08	1.88	11%
ARPU[1] (ZAR per month)	94	82	15%
Product Penetration Rate: 2 or more products	51%	45%	11%
Product Penetration Rate: 3 products	20%	16%	23%
Consumer: Transactional Accounts			
Active Consumers (millions)	2.08	1.88	11%
Net Activations (thousands)	202	349	(42%)
Consumer: Lending			
Number of Loans Originated (thousands)	1,523	1,299	17%
Lending Origination (ZAR millions)	3,769	2,500	51%
Lending Portfolio Outstanding (ZAR millions)[2]	1,396	997	40%
Consumer: Insurance			
Number of Insurance Policies Written (thousands)	278	215	29%
Active Insurance Policies (thousands)	753	563	34%
Gross Written Premium (ZAR millions)	528	376	41%
Consumer: Lesaka Payouts			
Approximate number of active cardholders (thousands)	174	213	(18%)
Approximate load value for the period (ZAR millions)	770	604	27%

Notes:

(1) ARPU is calculated on a revenue per active consumer basis whereby an active consumer can be both a permanent and non permanent grant. ARPU is a monthly figure based on a 3-month rolling average for the quarter ended June 30, 2026.

(2) Gross loan book, before provisions.

Notable developments within Consumer:

Within Transactional Accounts: Growth in active consumers was driven primarily by continued product and technology innovation, including Bonngwe (our proprietary Customer Relationship Management ("CRM") engine). These improvements to sales consultant and consumer experience have driven higher cross-sell penetration for both our existing base and newly onboarded consumers. As we grow our distribution footprint, further growth in active consumers has come from product augmentation, an example being Pusha Manje, our USSD-focused, direct-to-consumer ADP platform, which allows consumers to purchase airtime, electricity, and other products directly from a mobile phone.

Within Lending: We have continued to see strong growth in our lending products, with credit loss ratios tracking below our risk appetite. Reflecting the realized loss experience that has consistently come in below provisioning levels, and supported by enhancements to assessment criteria e.g. affordability, we have adjusted our provisioning from 6.5% to 5.5% of the outstanding lending portfolio. The revised rate reflects management's current best estimate of expected credit losses and remains subject to regular review as the book evolves.

Within Insurance: Our insurance product saw continued growth in Gross Written Premiums written which has been driven by continued adoption of our Bonngwe engine, enabling sales consultants to cross-sell an insurance policy in an efficient manner. We have launched our open market insurance offering which allows for consumers outside of the Lesaka base to purchase a policy, which represents a key growth vector for the product offering.

Enterprise

Our Enterprise Division primarily consists of our ADP offering (which includes prepaid solutions and bill payments) and the Utilities offering.

The underlying drivers of performance are primarily based on TPV processed. Individual product related KPI's are shown below.

	2026	2025	2026 vs 2025
Enterprise: ADP			
TPV (ZAR billions)	48.0	40.9	17%
Enterprise: Utilities			
Active Meters (thousands)	382	345	11%
TPV (ZAR millions)	1,934	771	151%

Notable developments within Enterprise:

Within ADP: We continue to see increased TPV for bill payments driven from increased usage from our existing bank channel partners, which grew primarily from targeted marketing campaigns as well as newly onboarded channel partners across banking, fintech and retail. The launch of our "4All" product, a multi-store of value voucher which can be redeemed at 40+ partners, has seen continued growth in TPV at higher take rates than bill payments, despite still being in early development. We have now migrated 95% of all other subproducts of ADP TPV offered in Merchant via the Enterprise division, reducing reliance on external partners.

Within Utilities: We delivered results consistent with the stable, recurring nature of the business, underpinned by transaction-based revenue coupled with continued growth in the number of connected meters and sustained demand for prepaid electricity vouchers. Year-over-year comparisons for the vertical are not meaningful, as the business was consolidated into our results only from the third quarter of fiscal 2025 and therefore contributed a partial period in the prior year against a full twelve months in fiscal 2026. Performance over the period reflected the product's core strengths of predictable, annuity-like revenue streams and steady volume growth.

Critical Accounting Policies

Our audited consolidated financial statements have been prepared in accordance with U.S. GAAP, which requires management to make estimates and assumptions about future events that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities. As future events and their effects cannot be determined with absolute certainty, the determination of estimates requires management's judgment based on a variety of assumptions and other determinants such as historical experience, current and expected market conditions and certain scientific evaluation techniques. Management believes that the following accounting policies are critical due to the degree of estimation required and the impact of these policies on the understanding of the results of our operations and financial condition.

Recoverability of Goodwill

A significant component of our growth strategy is to acquire and integrate businesses that complement our existing operations. The purchase price of an acquired business is allocated to the tangible and intangible assets acquired and liabilities assumed based upon their estimated fair value at the date of purchase. The difference between the purchase price and the fair value of the net assets acquired is recorded as goodwill. In determining the fair value of assets acquired and liabilities assumed in a business combination, we use various recognized valuation methods, including present value modeling. Further, we make assumptions using certain valuation techniques, including discount rates and timing of future cash flows.

We review the carrying value of goodwill annually (June 30) or more frequently if circumstances indicating impairment have occurred. For instance, we performed interim impairment testing as of March 31, 2026, related to goodwill allocated to our Switchpay reporting unit within our Merchant segment as triggering events were identified outside of the annual impairment test date. In performing this review, we are required to estimate the fair value of goodwill that is implied from a valuation of the reporting unit to which the goodwill has been allocated after deducting the fair values of all the identifiable assets and liabilities that form part of the reporting unit. The determination of the fair value of a reporting unit requires us to make significant judgments and estimates. Changes in these judgements and estimates may impact on the outcome of the impairment test. For instance, the fair value of the Lesaka Payouts reporting unit included in our Consumer segment exceeded the carrying value of the reporting unit as of June 30, 2026, by 15.8%. If we had used a weighted average cost of capital ("WACC") rate that was 2% higher, we would have recorded an impairment of $0.4 million, and if the WACC rate was 2% lower, the headroom would have increased from 15.8% to 45.3%.

In determining the fair value of reporting units for fiscal 2026 and fiscal 2025, we considered key judgements related to reporting unit revenue growth rates, the weighted-average cost of capital applicable to peer and industry comparables of the reporting units and the forecast period to be used. In determining the fair value of reporting units for fiscal 2024, our key judgements related to reporting unit revenue growth rates and the weighted-average cost of capital applicable to peer and industry comparables of the reporting units. We base our estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. In addition, we make judgments and assumptions in allocating assets and liabilities to each of our reporting units. Refer to Note 10 to our audited consolidated financial statements for a summary of the key judgements used in our impairment testing.

The results of our impairment tests during fiscal 2026 and 2025 indicated that the fair value of our reporting units exceeded their carrying values, with the exception of the $0.4 million (related to the SwitchPay reporting unit) and $17.0 million (related to the Lesaka Cash Management, Lesaka MT, Lesaka Payouts and Lesaka Alternative Digital Products Proprietary Limited (formerly known as EasyPay Proprietary Limited) ("Lesaka ADP") reporting units), respectively, of goodwill impaired during fiscal 2026 and 2025, as discussed in Note 10 to our audited consolidated financial statements. The results of our impairment tests during fiscal 2024 indicated that the fair value of our reporting units exceeded their carrying values and so did not require impairment.

Intangible Assets Acquired Through Acquisitions

The fair values of the identifiable intangible assets acquired through acquisitions were determined by management using the purchase method of accounting. We completed the acquisition of Atom Operations Proprietary Limited ("Atom") and MobileMart during fiscal 2026 where we identified and recognized intangible assets. We completed the acquisition of Adumo and Utilities during fiscal 2025 where we identified and recognized intangible assets. We did not identify any significant intangible assets related to the Lesaka Insights Proprietary Limited (formerly known as Touchsides Proprietary Limited) ("Lesaka Insights") acquisition in fiscal 2024. We used the relief from royalty method to value identified brands identified in the Adumo acquisition, and the multi-period excess earnings method to value identified customer relationships and the replacement cost approach to value the identified technology assets related to Atom, MobileMart, Adumo and Utilities. We have used the relief from royalty method, the multi-period excess earnings method, the income approach and the cost approach to value other historic acquisition-related intangible assets. In so doing, we made assumptions regarding expected future revenues and expenses to develop the underlying forecasts, applied contributory asset charges, WACC rates, and useful lives.

The valuations were based on information available at the time of the acquisition and the expectations and assumptions that were deemed reasonable by us. No assurance can be given, however, that the underlying assumptions or events associated with such assets will occur as projected. For these reasons, among others, the actual cash flows may vary from forecasts of future cash flows. To the extent actual cash flows vary, revisions to the useful life or impairment of intangible assets may be necessary. Management assesses the useful life of the acquired intangible assets upon initial recognition and revisions to the useful life or impairment of these intangible assets may be necessary in the future.

For instance, during early calendar 2025, our executive considered the unification of our merchant segments operations and the realignment of our brands under the master brand "Lesaka". We have identified the steps and timing to realign the affected brands under the master brand and expect to have complete alignment by February 2027, with certain brands already aligned by December 2025. The change in brands has resulted in a change in the useful lives of certain of our brand and trademark intangible assets which has resulted in an increase (excluding the impact on "Adumo" and "GAAP" brands) in amortization expense of $6.3 million and $2.6 million during the years ended June 30, 2026 and 2025, respectively, compared with the comparative periods assuming the original useful lives. Furthermore, we recorded an impairment loss of $1.8 million related to Lesaka MT intangible assets which were fully impaired during the year ended June 30, 2025. Refer to Note 10 of our audited consolidated financial statements for additional information.

Revenue recognition – principal versus agent considerations

We generate revenue from the provision of transaction-processing services through our various platforms and service offerings. We use these platforms to (a) sell prepaid airtime vouchers that are held as inventory and (b) distribute ADP, including prepaid airtime vouchers (which we do not hold as inventory), prepaid electricity, gaming vouchers, and other services, to end consumers through our platforms. The determination of whether we act as a principal or as an agent when providing these services using guidance contained in *Accounting Standards Codification ("ASC") 606 Revenue from Contracts with Customers* requires a significant amount of judgement. When we are the principal in a transaction, revenue is reported on a gross basis. When we are an agent in a transaction, revenue is recognized based on the amount that we are contractually entitled to receive for performing the distribution service on behalf of our customers.

Finance Loans Receivable and Allowance for Credit Losses

Merchant lending

The allowance for credit losses related to Merchant finance loans receivables is calculated by multiplying the expected write-off rate for doubtful or legal debt with the total actual receivables in default plus multiplying the expected loss rate with the month-end outstanding lending book. Our risk management procedures include adhering to our proprietary lending criteria which uses an online-system loan application process, obtaining necessary customer transaction-history data and credit bureau checks. We consider these procedures to be appropriate because it takes into account a variety of factors such as the customer's credit capacity and customer-specific risk factors when originating a loan.

We use historical default experience over the lifetime of loans generated thus far in order to calculate an expected loss rate for the lending book. In addition, management determines the expected write-off rate for doubtful or legal debt based on historical recovery trends for defaulted receivables. The allowance for credit losses related to these merchant finance loans receivables is calculated by multiplying the expected write-off rate for doubtful or legal debt with the total actual receivables in default plus multiplying the lifetime loss rate with the month-end outstanding lending book. The expected loss rate as of June 30, 2026 and June 30, 2025, was 3.21% and 1.14%, respectively. The performing component (that is, outstanding loan payments not in arrears), under-performing component (that is, outstanding loan payments that are in arrears) and non-performing component (that is, outstanding loans for which payments appeared to have ceased) of the book represents approximately 92%, 7% and 1%, respectively, of the outstanding lending book as of June 30, 2026. The performing component, under-performing component and non-performing component of the book represents approximately 95%, 4% and 1%, respectively, of the outstanding lending book as of June 30, 2025.

Consumer microlending

The allowance for credit losses related to Consumer finance loans receivables is calculated by multiplying the expected loss rate with the month-end outstanding lending book , excluding upfront initiation fees. Loans to customers have a tenor of up to nine months, with the majority of loans originated having a tenor of six months. Credit bureau checks as well as an affordability test are conducted as part of the origination process, both of which are in line with local regulations. We consider this policy to be appropriate because the affordability test it performs takes into account a variety of factors such as other debts and total expenditures on normal household and lifestyle expenses. Additional allowances may be required should the ability of its customers to make payments when due deteriorate in the future. While the allowance for credit losses is primarily determined utilizing a provisioning model, there is still an element of judgment required to assess the ultimate recoverability of these finance loan receivables, including ongoing evaluation of the creditworthiness of each customer.

We have operated this lending book for more than five years and use historical default experience over the lifetime of loans in order to calculate a expected loss rate for the lending book. We analyze this lending book as a single portfolio because the loans within the portfolio have similar characteristics and management uses similar processes to monitor and assess the credit risk of the lending book. The allowance for credit losses related to these microlending finance loans receivables is calculated by multiplying the expected loss rate with the month end outstanding lending book, excluding upfront initiation fees. The expected loss rate as of June 30, 2026 and 2025, was 5.50% and 6.50%, respectively. The performing component (that is, outstanding loan payments not in arrears) of the book exceeds more than 99.0% and 98.0% of outstanding lending book as of June 30, 2026 and 2025, respectively.

Recent Accounting Pronouncements

Recent accounting pronouncements adopted

Refer to Note 2 of our audited consolidated financial statements for a full description of recent accounting pronouncements, including the dates of adoption and effects on financial condition, results of operations and cash flows.

Recent accounting pronouncements not yet adopted as of June 30, 2026

Refer to Note 2 of our audited consolidated financial statements for a full description of recent accounting pronouncements not yet adopted as of June 30, 2026, including the expected dates of adoption and effects on financial condition, results of operations and cash flows.

Currency Exchange Rate Information

Actual exchange rates

The actual exchange rates for and at the end of the periods presented were as follows:

Table 1	June 30,		
	2026	2025	2024
ZAR : $ average exchange rate	16.9074	18.1644	18.7070
Highest ZAR : $ rate during period	18.1650	19.6350	19.4568
Lowest ZAR : $ rate during period	15.7392	17.1144	17.6278
Rate at end of period	16.4072	17.7554	18.1808


ZAR: US $ Exchange Rates
Q1
Q2
Q3
Q4
20
19
18
17
16
15
Jun
Jul
Aug
Sept
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
FY24
FY25
FY26

Translation Exchange Rates

We have translated the results of operations and operating segment information for the year ended June 30, 2026, 2025, and 2024, provided in the tables below using the actual average exchange rates per month between the USD and ZAR. Thus, the average rates used to translate this data for the years ended June 30, 2026, 2025 and 2024, vary slightly from the averages shown in the table above.

Results of operations

The discussion of our consolidated overall results of operations is based on amounts as reflected in our audited consolidated financial statements which are prepared in accordance with U.S. GAAP. We analyze our results of operations both in U.S. dollars, as presented in the audited consolidated financial statements, and supplementally in ZAR, because ZAR is the functional currency of the entities which contribute the majority of our results and is the currency in which the majority of our transactions are initially incurred and measured. Presentation of our reported results in ZAR is a non-GAAP measure. Due to the significant impact of currency fluctuations between the U.S. dollar and ZAR on our reported results and because we use the U.S. dollar as our reporting currency, we believe that the supplemental presentation of our results of operations in ZAR is useful to investors to understand the changes in the underlying trends of our business.

Our operating segment revenue presented in "—Results of operations by operating segment" represents total revenue per operating segment before intercompany eliminations. A reconciliation between total operating segment revenue and revenue, as well as the reconciliation between our segment performance measure and net income (loss) before tax expense (benefit), is presented in our audited consolidated financial statements in Note 21 to those statements. Our chief operating decision maker is our Executive Chairman and he evaluates segment performance based on segment earnings before interest, tax, depreciation and amortization ("EBITDA"), adjusted for items mentioned in the next sentence ("Segment Adjusted EBITDA") for each operating segment. We do not allocate once-off items (as defined below), stock-based compensation charges, impairment of other intangible assets, other items (including gains or losses on disposal of investments, fair value adjustments to equity securities), interest income, interest expense, income tax expense or earnings from equity-accounted investments to our reportable segments. We have included an intercompany interest expense in our Consumer Segment Adjusted EBITDA for fiscal 2025. Once-off items represent non-recurring expense items, including costs related to acquisitions and transactions consummated or ultimately not pursued. The Stock-based compensation adjustments reflect stock-based compensation expense and are both excluded from the calculation of Segment Adjusted EBITDA and are therefore reported as reconciling items to reconcile the reportable segments' Segment Adjusted EBITDA to our income (loss) before income tax expense.

Group Adjusted EBITDA represents Segment Adjusted EBITDA after deducting group costs. Refer also "Results of Operations—Use of Non-GAAP Measures" below.

In fiscal 2026 we closed the acquisitions of Atom and MobileMart and have integrated their businesses into ours from December 2025 and February 2026, respectively. In fiscal 2025 we closed the acquisitions of Adumo and Utilities and have integrated their businesses into ours. Our fiscal 2025 financial results include Adumo from October 1, 2024 and Utilities from March 3, 2025, and do not include Atom and MobileMart. Refer also to Note 3 to the audited consolidated financial statements for additional information regarding these transactions. Atom, MobileMart, Adumo and Utilities are not included in our financial results for fiscal 2024.

We analyze our business and operations in terms of three inter-related but independent operating segments: (1) Merchant (2) Consumer and (3) Enterprise. In addition, corporate activities that are impracticable to allocate directly to the operating segments, as well as any inter-segment eliminations, are included in Group costs. Inter-segment revenue eliminations are included in Eliminations.

Fiscal 2026 Compared to Fiscal 2025

The following factors had a significant influence on our results of operations during fiscal 2026 as compared with the same period in the prior year:

- ***Higher revenue:*** Our revenues increased by 9.4% in U.S. dollar and 1.7% in ZAR, primarily due to the inclusion of Utilities and MobileMart, as well as higher transaction, insurance and lending revenues in Consumer, which was partially offset by lower prepaid airtime revenue;
- ***Operating income increase:*** Operating income increased primarily due to strong performance by Consumer and the contribution from Utilities in Enterprise, which was partially offset by an increase in amortization of acquisition-related intangible assets;
- ***Lower net interest charge:*** Net interest charge decreased to $15.6 million (ZAR 264.6 million) from $19.2 million (ZAR 349.5 million) primarily due to a lower interest expense following lower interest rates and the exclusion of interest expense incurred under our borrowing arrangements related to our Consumer lending book in fiscal 2026 compared with 2025. On a comparable basis the equivalent interest expense related to the Consumer lending book for fiscal 2025 was included in interest expense from July 2024 to February 2025; and
- ***Foreign exchange movements:*** The U.S. dollar was 6.9% weaker against the ZAR during fiscal 2026 compared to the prior period, which positively impacted our U.S. dollar reported results.

Consolidated overall results of operations

This discussion is based on the amounts prepared in accordance with U.S. GAAP.

The following tables show the changes in the items comprising our statements of operations, both in U.S. dollars and in ZAR:

Table 2

	In U.S. Dollars		
	Year ended June 30,		
	2026 $ ’000	2025 $ ’000	$ % change
Revenue	721,554	659,701	9%
Cost of goods sold, IT processing, servicing and support(A)	490,834	487,186	1%
Selling, general and administration(A)(1)	166,269	131,738	26%
Depreciation and amortization	47,346	33,721	40%
Impairment loss	4,035	18,863	(79%)
Transaction costs related to Adumo, Utilities and Bank Zero acquisitions and certain compensation costs	389	16,159	(98%)
Operating income (loss)	12,681	(27,966)	nm
Change in fair value of equity securities	2,593	(59,828)	nm
Loss on impairment or disposal of equity-accounted investment	584	161	263%
Reversal of allowance for doubtful loan receivable	1,500	-	nm
Loss on disposal of equity securities	730	-	nm
Other income	3,883	-	nm
Interest income	2,889	2,596	11%
Interest expense(A)	18,506	21,824	(15%)
Income (Loss) before income tax expense (benefit)	3,726	(107,183)	nm
Income tax expense (benefit) (A)	1,429	(15,982)	nm
Net income (loss) before earnings from equity-accounted investments	2,297	(91,201)	nm
Earnings from equity-accounted investments	215	114	89%
Net income (loss)	2,512	(91,087)	nm
Add net loss attributable to non-controlling interest	246	130	89%
Net income (loss) attributable to us	2,758	(90,957)	nm

(A) In order to correct the errors discussed in Note 1 to the consolidated statement of operations, Cost of goods sold, IT processing, servicing and support increased by $0.6 million, Selling, general and administration expense increased by $0.2 million, Operating income decreased by $0.9 million, Interest expense increased by $0.4 million, income tax expense (benefit) decreased by $2.2 million, and the subtotal captions from Income (Loss) before earnings (loss) from equity-accounted investments to Net income (loss) attributable to Lesaka decreased by $3.4 million for fiscal 2025.

(1) Selling, general and administration includes allowance for credit losses.

Table 3	In South African Rand		
	Year ended June 30,		
	2026 ZAR '000	2025 ZAR '000	ZAR % change
Revenue	12,180,962	11,980,399	2%
Cost of goods sold, IT processing, servicing and support(A)	8,289,867	8,845,530	(6%)
Selling, general and administration(A)(1)	2,806,221	2,392,857	17%
Depreciation and amortization	802,598	612,298	31%
Impairment loss	67,116	334,929	(80%)
Transaction costs related to Adumo, Utilities and Bank Zero acquisitions and certain compensation costs	6,664	291,358	(98%)
Operating income (loss)	208,496	(496,573)	nm
Change in fair value of equity securities	43,957	(1,089,871)	nm
Loss on impairment or disposal of equity-accounted investment	10,342	2,886	258%
Reversal of allowance for doubtful loan receivable	25,132	-	nm
Loss on disposal of equity securities	12,286	-	nm
Other income	65,353	-	nm
Interest income	48,621	47,108	3%
Interest expense(A)	313,258	396,649	(21%)
Income (Loss) before income tax expense (benefit)	55,673	(1,938,871)	nm
Income tax expense (benefit) (A)	23,583	(289,008)	nm
Net income (loss) before earnings from equity-accounted investments	32,090	(1,649,863)	nm
Earnings from equity-accounted investments	3,593	2,035	77%
Net income (loss)	35,683	(1,647,828)	nm
Add net loss attributable to non-controlling interest	4,155	2,307	80%
Net income (loss) attributable to us	39,838	(1,645,521)	nm

(A) In order to correct the error discussed in Note 1 to the consolidated statement of operations, Cost of goods sold, IT processing, servicing and support increased by ZAR 11.6 million, Selling, general and administration expense increased by ZAR 4.1 million, Operating income decreased by ZAR 15.7 million, Interest expense increased by ZAR 6.8 million, income tax expense (benefit) decreased by ZAR 39.3 million, and the subtotal captions from Income (Loss) before earnings (loss) from equity-accounted investments to Net income (loss) attributable to Lesaka decreased by ZAR 61.7 million for fiscal 2025.

(1) Selling, general and administration includes allowance for credit losses.

Revenue increased by $61.9 million (ZAR 0.2 billion) or 9.4% (in ZAR, 1.7%). The increase was primarily due to the inclusion of Utilities and MobileMart, the impact of an increase in certain issuing fee base prices year-over-year, and transaction activity in our issuing business, and an increase in insurance premiums collected and lending revenues (including interest) following higher loan originations, which was partially offset by the decrease in the volume of prepaid airtime sold. Refer to discussion above at "—Developments during Fiscal 2026" for a description of key trends impacting our revenue this fiscal year.

Cost of goods sold, IT processing, servicing and support increased by $3.6 million (or 0.7%) and in ZAR decreased by ZAR 0.6 billion (or 6.3%). The decrease in ZAR is primarily due to the decrease in the prepaid airtime costs, which was partially offset by an increase in lending related expenditures (including interest expense), higher insurance-related claims and third party transaction fees and the inclusion of Utilities and MobileMart.

Selling, general and administration expenses increased by $34.5 million (ZAR 413.4 million), or 26.2% (in ZAR, 17.3%). The increase was primarily due to the inclusion of Adumo and Utilities; higher marketing costs related to the Lesaka rebrand, an increase in the allowance for credit losses as a result of higher lending activities by Consumer and Merchant, higher consulting fees, and the year over-year impact of inflationary increases on certain expenses, which was partially offset by lower stock-based compensation charges.

Depreciation and amortization expense increased by $13.63 million (ZAR 190.3 million), or 40.4% (in ZAR, 31.1%). The increase was due to the change to a shorter useful life for certain of our brand and trademark intangible assets (refer to Note 10), the inclusion of acquisition-related intangible asset amortization related to intangible assets identified pursuant to the Adumo and Utilities acquisitions.

Impairment loss for fiscal 2026 includes an impairment loss of $2.6 million (ZAR 43.6 million) related to right-of-use assets and $1.0 million (ZAR 16.5 million) related to leasehold improvements recorded in property, plant and equipment for our existing operating lease arrangements as certain of our leased facilities will no longer be utilized as originally intended as a result of the planned transition to our new corporate head office, an impairment loss of $0.7 million (ZAR 11.5 million) related to ATMs recorded in property, plant and equipment as a result of the exit of the ATM business, and an impairment loss of $0.4 million (ZAR 6.5 million) related to goodwill allocated to our SwitchPay reporting unit within the Merchant segment. Refer to Note 8 and Note 10 of our audited consolidated financial statements for additional information regarding these impairment losses.

Transaction costs related to Adumo, Utilities and Bank Zero acquisitions and certain compensation costs includes fees paid to external service providers associated with legal and advisory services procured to close the Adumo transaction on October 1, 2024, and the Utilities transaction in March 2025, as well as post-combination compensation charges recognized related to the Utilities acquisition of $13.6 million (ZAR 245.7 million) and decreased primarily due to these post-combination compensation charges expensed in fiscal 2025. This caption also includes transaction costs related to the proposed acquisition of Bank Zero. Refer to Note 3 to our audited consolidated financial statements for additional information.

Our operating income (loss) margin in fiscal 2026 and 2025 was 1.8% and (4.2%), respectively. We discuss the components of operating loss margin under "—Results of operations by operating segment."

We recorded an increase in the fair value of Cell C of $3.0 million (ZAR 50 million) during fiscal 2026 (refer to Note 6 for additional information), partially offset by a non-cash change in fair value of equity securities of $0.4 million. We recorded a non-cash change in fair value of equity securities of $59.8 million during fiscal 2025 related to a fair value adjustment loss related to MobiKwik.

We recently entered into discussions with Vantage Africa Limited ("VantagePay") regarding steps to recover $1.5 million outstanding from them. We believe that there is sufficient evidence to support the recoverability of the amount due from VantagePay and recorded a reversal of the allowance for credit losses of $1.5 million previously recognized during the year ended June 30, 2026. Refer to Note 4 for additional information.

We recorded a loss of $0.7 million (ZAR 12.3 million) related to the disposal of Humble Software Proprietary Limited ("Humble") during the year ended June 30, 2026. Refer to Note 3 for additional information.

In December 2025, we determined that the liquidation of CPS is at an advanced stage and released an accrual raised at the time of deconsolidation of $3.9 million (ZAR 65.4 million) to Other income.

Interest on surplus cash increased to $2.9 million (ZAR 48.6 million) from $2.6 million (ZAR 47.1 million), due to the inclusion of Adumo and increased cash balances, which was partially offset by lower interest rates.

Interest expense decreased to $18.5 million (ZAR 313.3 million) from $21.8 million (ZAR 396.6 million). The decrease was primarily due to lower interest rates and the partial exclusion of interest expense incurred under our borrowing arrangements related to our Consumer lending book in fiscal 2026 compared with fiscal 2025. On a comparable basis the equivalent interest expense related to the Consumer lending book for fiscal 2025 was included in interest expense from July 2024 to February 2025.

Fiscal 2026 income tax expense was $1.4 million (ZAR 23.6 million) compared to an income tax benefit of $16.0 million (ZAR 289.0 million) in fiscal 2025. Our effective tax rate for fiscal 2026 was impacted by the tax expense recorded by our profitable South African operations, non-taxable income (primarily related to the disposal of Cell C and other income) and non-deductible expenses (including transaction-related expenditures and the goodwill impairment). The income tax expense was also impacted by a higher deferred tax benefit as a result of the reduction in the useful lives of certain of our brand and trademark intangible assets which has resulted in an increase in amortization expense during fiscal 2026 and the release of $12.3 million related to certain valuation allowances created in prior years following an improvement in profitability of certain of the Company's subsidiaries, which was partially offset by the recognition of a valuation allowance related to an operating loss carryforward and other deferred tax assets totalling $9.9 million following a determination by the management, after considering both positive and negative evidence, that these deferred tax assets would not be realized in future years.

Our effective tax rate for fiscal 2025 was impacted by deferred tax impact related to the fair value adjustment to our equity securities, the reversal of $12.8 million related to certain valuation allowances created in prior years following (i) an improvement in profitability of certain of our subsidiaries and (ii) a change in judgment on the need for a valuation allowance of $11.4 million related to an entity which we believe has achieved sustainable profitability, the tax expense recorded by our profitable South African operations, a deferred tax benefit related to acquisition-related intangible asset amortization, non-deductible expenses (in transaction-related expenses), the on-going losses incurred by certain of our South African businesses and the associated valuation allowances created related to the deferred tax assets recognized regarding net operating losses incurred by these entities. Our income tax benefit for fiscal 2025 also includes a $2.2 million income tax expense related to the correction of the error discussed in Note 1.

Results of operations by operating segment and group costs

The composition of revenue and the contributions of our business activities to Group Adjusted EBITDA are illustrated below:

Table 4

	In U.S. Dollars				
	Year ended June 30,				
Operating Segment	**2026 $ '000**	**% of total**	**2025 $ '000**	**% of total**	**% change**
Consolidated revenue:					
Merchant	509,335	71%	526,600	80%	(3%)
Consumer	142,631	20%	96,008	15%	49%
Enterprise	74,730	10%	42,554	6%	76%
Subtotal: Operating segments	726,696	101%	665,162	101%	9%
Eliminations	(5,142)	(1%)	(5,461)	(1%)	(6%)
Total consolidated revenue	**721,554**	**100%**	**659,701**	**100%**	**9%**
Group Adjusted EBITDA:					
Merchant[(A)(1)]	35,533	47%	35,329	70%	1%
Consumer[(1)]	46,193	61%	23,949	48%	93%
Enterprise[(1)]	8,119	11%	1,287	3%	531%
Group costs	(14,103)	(19%)	(10,743)	(21%)	31%
Group Adjusted EBITDA (non-GAAP)[(2)]	**75,742**	**100%**	**49,822**	**100%**	52%

(A) In order to correct the error discussed in Note 1 to the consolidated statement of operations, Merchant Segment Adjusted EBITDA and Group Adjusted EBITDA decreased by $0.9 million for fiscal 2025.

(1) Segment Adjusted EBITDA for fiscal 2026, includes reorganization and retrenchment costs for Merchant of $0.8 million, Enterprise of $0.1 million, and Consumer of $0.4 million. Segment Adjusted EBITDA for fiscal 2025, includes reorganization and retrenchment costs for Merchant of $0.8 million, Enterprise of $0.8 million, and Consumer of $0.1 million.

(2) Group Adjusted EBITDA is a non-GAAP measure, refer to reconciliation below at "—Results of Operations—Use of Non-GAAP Measures".

Table 5

	In South African Rand				
	Year ended June 30,				
Operating Segment	**2026 ZAR '000**	**% of total**	**2025 ZAR '000**	**% of total**	**% change**
Consolidated revenue:					
Merchant	8,609,898	71%	9,562,360	80%	(10%)
Consumer	2,401,720	20%	1,744,429	15%	38%
Enterprise	1,255,617	10%	773,057	6%	62%
Subtotal: Operating segments	12,267,235	101%	12,079,846	101%	2%
Eliminations	(86,273)	(1%)	(99,447)	(1%)	(13%)
Total consolidated revenue	**12,180,962**	**100%**	**11,980,399**	**100%**	**2%**
Group Adjusted EBITDA:					
Merchant[(A)(1)]	601,573	47%	641,509	70%	(6%)
Consumer[(1)]	775,027	61%	435,193	48%	78%
Enterprise[(1)]	136,164	11%	23,724	3%	474%
Group costs	(238,176)	(19%)	(193,853)	(21%)	23%
Group Adjusted EBITDA (non-GAAP)[(2)]	**1,274,588**	**100%**	**906,573**	**100%**	**41%**

(A) In order to correct the error discussed in Note 1 to the consolidated statement of operations, Merchant Segment Adjusted EBITDA and Group Adjusted EBITDA decreased by ZAR 15.7 million for fiscal 2025.

(1) Segment Adjusted EBITDA for fiscal 2026, includes reorganization and retrenchment costs for Merchant of ZAR 14.0 million, Enterprise of ZAR 1.1 million, and Consumer of ZAR 7.1 million. Segment Adjusted EBITDA for fiscal 2025, includes reorganization and retrenchment costs for Merchant of ZAR 15.7 million, Enterprise ZAR 13.6 million, and Consumer of ZAR 1.5 million.

(2) Group Adjusted EBITDA is a non-GAAP measure, refer to reconciliation below at "—Results of Operations—Use of Non-GAAP Measures".

Merchant

Segment revenue decreased due to fewer prepaid airtime sales which was partially offset by the inclusion of Adumo, a higher volume of ADP provided (Pinless Airtime and gaming). In ZAR, the decrease in Segment Adjusted EBITDA is primarily due to higher operating expenses incurred, which was partially offset by the inclusion of Adumo for the entire period compared with the prior period.

Our Segment Adjusted EBITDA margin (calculated as Segment Adjusted EBITDA divided by revenue) for fiscal 2026 and 2025 was 7.0% and 6.7%, respectively.

Consumer

Segment revenue increased primarily due to higher transaction fees generated from the higher EPE account holders base, the impact of an increase in certain issuing fee base prices year-over-year, and transaction activity in our issuing business, insurance premiums collected, lending revenues following an increase in loan originations. This increase in revenue has translated into improved profitability, which was partially offset by a higher allowance for credit losses following an increase in loan originations during the year, higher insurance-related claims, interest expense (of ZAR 88.5 million) incurred to fund our lending book and the year-over-year impact of inflationary increases on certain expenses.

Our Segment Adjusted EBITDA margin for fiscal 2026 and 2025 was 32.4% and 24.9%, respectively.

Enterprise

Segment revenue increased primarily due to the inclusion of Utilities and MobileMart and organic revenue growth due to new ADP customers acquired. In ZAR, the significant increase in Segment Adjusted EBITDA is primarily due to the inclusion of Utilities.

Our Segment Adjusted EBITDA margin for fiscal 2026 and 2025 was 10.9% and 3.0%, respectively.

Group costs

Our group costs primarily include employee related costs in relation to employees specifically hired for group roles and costs related directly to managing the US-listed entity; expenditures related to compliance with the Sarbanes; non-employee directors' fees; legal fees; group and US-listed related audit fees; and directors' and officers' insurance premiums.

Our group costs for fiscal 2026 increased compared with the prior period due to higher employee related costs, consulting fees and compliance related expenditure.

Fiscal 2025 Compared to Fiscal 2024

The following factors had a significant influence on our results of operations during fiscal 2025 as compared with the same period in the prior year:

- ***Higher revenue:*** Our revenues increased by 16.9% in U.S. dollar and 13.5% in ZAR, primarily due to the inclusion of Adumo and Utilities, an increase in value-added services activity in Merchant, higher Pinned Airtime sales, as well as higher transaction, insurance and lending revenues in Consumer, which was partially offset by a lower contribution from our legacy Enterprise businesses;
- ***Operating income increase, before transaction costs:*** Operating income, before transaction and related costs, increased significantly primarily due to contributions from Adumo from October 1, 2024 and Utilities from March 3, 2025, which were partially offset by increased costs and an increase in amortization of acquisition-related intangible assets related to the acquisition of Adumo and Utilities;
- ***Non-cash fair value adjustment related to equity securities:*** We recorded a non-cash fair value loss of $59.8 million during fiscal 2025 related to the disposal of our investment in MobiKwik;
- ***Higher net interest charge:*** The net interest charge increased to $19.2 million (ZAR 349.5 million) from $16.9 million (ZAR 315.6 million) primarily higher overall borrowings, which was partially offset by an increase in interest received as a result of the inclusion of Adumo; and
- ***Foreign exchange movements:*** The U.S. dollar was 4.2% weaker against the ZAR during fiscal 2025 compared to the prior period, which positively impacted our U.S. dollar reported results.

Consolidated overall results of operations

This discussion is based on the amounts prepared in accordance with U.S. GAAP.

The following tables show the changes in the items comprising our statements of operations, both in U.S. dollars and in ZAR:

Table 6

	In U.S. Dollars		
	Year ended June 30,		
	2025 $ ’000	2024 $ ’000	$ % change
Revenue	659,701	564,222	17%
Cost of goods sold, IT processing, servicing and support(A)	487,186	443,293	10%
Selling, general and administration(A)	131,738	92,185	43%
Depreciation and amortization	33,721	23,665	42%
Impairment loss	18,863	-	nm
Transaction costs related to Adumo, Utilities and Bank Zero acquisitions and certain compensation costs	16,159	2,325	595%
Operating (loss) income	(27,966)	2,754	nm
Change in fair value of equity securities	(59,828)	-	nm
Reversal of allowance for doubtful loan receivable	-	250	nm
Loss on disposal of equity-accounted investment	161	-	nm
Interest income	2,596	2,294	13%
Interest expense(A)	21,824	19,171	14%
Loss before income tax (benefit) expense	(107,183)	(13,873)	673%
Income tax (benefit) expense (A)	(15,982)	3,363	nm
Net loss before earnings (loss) from equity-accounted investments	(91,201)	(17,236)	429%
Earnings (loss) from equity-accounted investments	114	(1,279)	nm
Net loss	(91,087)	(18,515)	392%
Add net loss attributable to non-controlling interest	130	-	nm
Net loss attributable to us	(90,957)	(18,515)	391%

(A) In order to correct the error discussed in Note 1 to the consolidated statement of operations for fiscal 2025 and 2024, Cost of goods sold, IT processing, servicing and support increased by $0.6 million and $0.6 million, respectively, Selling, general and administration expense increased by $0.2 million and $0.2 million, respectively, Operating income decreased by $0.9 million and $0.8 million, respectively, Interest expense increased by $0.4 million and $0.2 million, respectively, for fiscal 2025, income tax expense (benefit) decreased by $2.2 million, and the subtotal captions for fiscal 2025 and 2024 from Income (Loss) before earnings (loss) from equity-accounted investments to Net income (loss) attributable to Lesaka decreased by $3.4 million and $1.1 million, respectively.

(1) Selling, general and administration includes allowance for credit losses.

Table 7	In South African Rand (US GAAP)		
	Year ended June 30,		
	2025 ZAR ’000	2024 ZAR ’000	ZAR % change
Revenue	11,980,399	10,553,233	14%
Cost of goods sold, IT processing, servicing and support (A)(A)	8,845,530	8,291,826	7%
Selling, general and administration(A)	2,392,857	1,724,039	39%
Depreciation and amortization	612,298	442,570	38%
Impairment loss	334,929	-	nm
Transaction costs related to Adumo, Utilities and Bank Zero acquisitions and certain compensation costs	291,358	43,154	575%
Operating (loss) income	(496,573)	51,644	nm
Change in fair value of equity securities	(1,089,871)	-	nm
Reversal of allowance for doubtful loan receivable	-	4,741	nm
Loss on disposal of equity-accounted investment	2,886	-	nm
Interest income	47,108	42,896	10%
Interest expense(A)	396,649	358,510	11%
Net loss before income tax (benefit) expense	(1,938,871)	(259,229)	648%
Income tax (benefit) expense (A)	(289,008)	62,616	nm
Net loss before earnings (loss) from equity-accounted investments	(1,649,863)	(321,845)	413%
Earnings (loss) from equity-accounted investments	2,035	(24,298)	nm
Net loss	(1,647,828)	(346,143)	376%
Add net loss attributable to non-controlling interest	2,307	-	nm
Net loss attributable to us	(1,645,521)	(346,143)	375%

(A) In order to correct the error discussed in Note 1 to the consolidated statement of operations for fiscal 2025 and 2024, Cost of goods sold, IT processing, servicing and support increased by ZAR 11.6 million and ZAR 8.8 million, respectively, Selling, general and administration expense increased by ZAR 4.1 million and ZAR 3.1 million, respectively, Operating income decreased by ZAR 15.7 million and ZAR 11.9 million, respectively, Interest expense increased by ZAR 6.8 million and ZAR 6.8 million, respectively, for fiscal 2025, income tax expense (benefit) decreased by ZAR 39.3 million, and the subtotal captions for fiscal 2025 and 2024 from Income (Loss) before earnings (loss) from equity-accounted investments to Net income (loss) attributable to Lesaka decreased by ZAR 61.7 million and ZAR 22.4 million, respectively.

(1) Selling, general and administration includes allowance for credit losses.

Revenue increased by $95.5 million (ZAR 1.4 billion), or 16.9% (in ZAR, 13.5%). The increase in ZAR was primarily due to, the inclusion of Adumo, an increase in the volume of value-added services provided (Pinless Airtime and gaming), an increase in Pinned Airtime sales, an increase in certain issuing fee base prices and transaction activity in our issuing business, and an increase in insurance premiums collected and lending revenues following higher loan originations.

Cost of goods sold, IT processing, servicing and support increased by $43.9 million (ZAR 0.6 billion), or 9.9% (in ZAR, 6.7%), primarily due to the inclusion of Adumo, higher commissions paid related to ADP revenue generated, and higher insurance-related claims and third-party transaction fees, which was partially offset by the decrease in Pinned Airtime sales.

Selling, general and administration expenses increased by $39.6 million (ZAR 668.8 million), or 42.9% (in ZAR, 38.8%). The increase was primarily due to the inclusion of Adumo; higher employee-related expenses (including annual salary increases); higher stock-based compensation charges, consulting fees and audit fees; and the year-over-year impact of inflationary increases on certain expenses.

Depreciation and amortization expense increased by $10.06 million (ZAR 169.7 million), or 42.5% (in ZAR, 38.4%). The increase was due to the inclusion of acquisition-related intangible asset amortization related to intangible assets identified pursuant to the Adumo and Utilities acquisitions and an increase in depreciation expense related to additional POS devices deployed.

During fiscal 2025, we recorded an impairment loss which includes an impairment of goodwill of $17.0 million related to the impairment of goodwill allocated to each of Merchant, Consumer and Enterprise as well as an impairment of intangible assets of $1.8 million. Refer to Note 10 of our audited consolidated financial statements for additional information regarding these impairment losses.

Transaction costs related to Adumo, Utilities and Bank Zero acquisitions and certain compensation costs includes fees paid to external service providers associated with legal and advisory services procured to close the Adumo transaction on October 1, 2024, and the Utilities transaction in March 2025, as well as post-combination compensation charges recognized related to the Utilities acquisition of $13.6 million (ZAR 245.7 million) and increased primarily due to these post-combination compensation charges. This caption also includes transaction costs related to the proposed acquisition of Bank Zero. Refer to Note 3 to our audited consolidated financial statements for additional information.

Our operating (loss) income margin in fiscal 2025 and 2024 was (4.2%) and 0.5%, respectively. We discuss the components of operating loss margin under "—Results of operations by operating segment."

The change in fair value of equity securities of $59.8 million during fiscal 2025 represents a non-cash fair value adjustment loss related to MobiKwik. We did not record any changes in the fair value of equity interests in MobiKwik during the fiscal 2024, or any fair value adjustments for Cell C during fiscal 2025 or 2024, respectively. We carried our investment in Cell C at $0 (zero) as of June 30, 2025.

Interest on surplus cash increased to $2.6 million (ZAR 47.1 million) from $2.3 million (ZAR 42.9 million), primarily due to the inclusion of Adumo and higher overall average cash balances on deposit during fiscal 2025 compared with 2024.

Interest expense increased to $21.8 million (ZAR 396.6 million) from $19.2 million (ZAR 358.5 million). In ZAR, the increase was primarily as a result of higher overall borrowings during fiscal 2025 compared with the comparable period in the prior quarter, which was partially offset by lower overall interest rates.

Fiscal 2025 income tax benefit was $16.0 million (ZAR 289.0 million) compared to an income tax expense of $(3.4) million (ZAR (62.6) million) in fiscal 2024. Our effective tax rate for fiscal 2025 was impacted by deferred tax impact related to the fair value adjustment to our equity securities, the reversal of $12.8 million related to certain valuation allowances created in prior years following (i) an improvement in profitability of certain of our subsidiaries and (ii) a change in judgment on the need for a valuation allowance of $11.4 million related to an entity which we believe has achieved sustainable profitability, the tax expense recorded by our profitable South African operations, a deferred tax benefit related to acquisition-related intangible asset amortization, non-deductible expenses (in transaction-related expenses), the on-going losses incurred by certain of our South African businesses and the associated valuation allowances created related to the deferred tax assets recognized regarding net operating losses incurred by these entities. Our income tax benefit for fiscal 2025 also includes a $2.2 million income tax expense related to the correction of the error discussed in Note 1.

Our effective tax rate for fiscal 2024 was impacted by the tax expense recorded by our profitable South African operations, a deferred tax benefit related to acquisition-related intangible asset amortization, non-deductible expenses, the on-going losses incurred by certain of our South African businesses and the associated valuation allowances created related to the deferred tax assets recognized regarding net operating losses incurred by these entities.

Results of operations by operating segment and group costs

The composition of revenue and the contributions of our business activities to Group Adjusted EBITDA are illustrated below:

Table 8	*In U.S. Dollars*				
	Year ended June 30,				
Operating Segment	**2025 $ '000**	**% of total**	**2024 $ '000**	**% of total**	**% change**
Consolidated revenue:					
Merchant	526,600	80%	459,790	81%	15%
Consumer	96,008	15%	69,211	12%	39%
Enterprise	42,554	6%	46,897	8%	(9%)
Subtotal: Operating segments	665,162	101%	575,898	101%	15%
Eliminations	(5,461)	(1%)	(11,676)	(1%)	(53%)
Total consolidated revenue	**659,701**	**100%**	**564,222**	**100%**	**17%**
Group Adjusted EBITDA:					
Merchant[(A)(1)]	35,329	70%	28,334	78%	25%
Consumer[(1)]	23,949	48%	12,679	35%	89%
Enterprise[(1)]	1,287	3%	2,931	8%	(56%)
Group costs	(10,743)	(21%)	(7,844)	(21%)	37%
Group Adjusted EBITDA (non-GAAP)[(2)]	**49,822**	**100%**	**36,100**	**100%**	**38%**

(A) In order to correct the error discussed in Note 1 to the consolidated statement of operations, Merchant Segment Adjusted

EBITDA and Group Adjusted EBITDA for fiscal 2025 and fiscal 2024 decreased by $0.9 million and $0.8 million, respectively.

(1) Segment Adjusted EBITDA for fiscal 2025, includes reorganization and retrenchment costs for Merchant of $0.8 million, Enterprise of $0.8 million, and Consumer of $0.1 million. Segment Adjusted EBITDA for fiscal 2024, includes retrenchment costs for Merchant $0.3 million and Consumer of $0.2 million.

(2) Group Adjusted EBITDA is a non-GAAP measure, refer to reconciliation below at "—Results of Operations—Use of Non-GAAP Measures".

Table 9	***In South African Rand***				
	Year ended June 30,				
Operating Segment	**2025 ZAR '000**	**% of total**	**2024 ZAR '000**	**% of total**	**% change**
Consolidated revenue:					
Merchant	9,562,360	80%	8,599,450	81%	11%
Consumer	1,744,429	15%	1,294,632	12%	35%
Enterprise	773,057	6%	877,317	8%	(12%)
Subtotal: Operating segments	12,079,846	101%	10,771,399	101%	12%
Eliminations	(99,447)	(1%)	(218,166)	(1%)	(54%)
Total consolidated revenue	**11,980,399**	**100%**	**10,553,233**	**100%**	**14%**
Group Adjusted EBITDA:					
Merchant(A)(1)	641,509	70%	529,861	78%	21%
Consumer(1)	435,193	48%	237,362	35%	83%
Enterprise(1)	23,724	3%	54,924	8%	(57%)
Group costs	(193,853)	(21%)	(146,815)	(21%)	32%
Group Adjusted EBITDA (non-GAAP)(2)	**906,573**	**100%**	**675,332**	**100%**	**34%**

(A) In order to correct the error discussed in Note 1 to the consolidated statement of operations, Merchant Segment Adjusted EBITDA and Group Adjusted EBITDA for fiscal 2025 and fiscal 2024 decreased by ZAR 15.7 million and ZAR 11.9 million, respectively.

(1) Segment Adjusted EBITDA for fiscal 2025, includes reorganization and retrenchment costs for Merchant of ZAR 15.7 million, Enterprise ZAR 13.6 million, and Consumer of ZAR 1.5 million. Segment Adjusted EBITDA for fiscal 2024, includes retrenchment costs for Merchant of ZAR 4.9 million and Consumer of ZAR 3.5 million.

(2) Group Adjusted EBITDA is a non-GAAP measure, refer to reconciliation below at "—Results of Operations—Use of Non-GAAP Measures".

Merchant

Segment revenue primarily increased due to the inclusion of Adumo, and a higher volume of ADP provided (Pinless Airtime and gaming) and an increase in fewer Pinned Airtime sales. In ZAR, the increase in Segment Adjusted EBITDA is primarily due to the inclusion of Adumo, which was partially offset by higher operating expenses incurred, including employment-related expenditures, to expand our offering, an increase in the allowance for credit losses following higher loan originations and reorganization and retrenchment costs incurred during fiscal 2025.

Our Segment Adjusted EBITDA margin (calculated as Segment Adjusted EBITDA divided by revenue) for fiscal 2025 and 2024 was 6.7% and 6.2%, respectively.

Consumer

Segment revenue increased primarily due to higher transaction fees generated from the higher EPE account holders base, an increase in certain issuing fee base prices and transaction activity in our issuing business, insurance premiums collected, lending revenues following an increase in loan originations and the inclusion of Adumo. This increase in revenue has translated into improved profitability, which was partially offset by a higher allowance for credit losses following an increase in loan originations during fiscal 2025, higher insurance-related claims, interest expense (of ZAR 61.4 million) incurred to fund our lending book, higher computer software license costs, and the year-over-year impact of inflationary increases on certain expenses. We have included an intercompany interest expense in our Consumer Segment Adjusted EBITDA for fiscal 2025 compared with fiscal 2024.

Our Segment Adjusted EBITDA margin for fiscal 2025 and 2024 was 24.9% and 18.3%, respectively.

Enterprise

Segment revenue decreased primarily due to fewer ad hoc hardware sales as well as lower revenue generated from the sale of prepaid airtime vouchers, which was partially offset by the inclusion of Utilities. In ZAR, the significant decrease in Segment Adjusted EBITDA is primarily due to the impact of few sales, which was partially offset by the inclusion of Utilities.

Our Segment Adjusted EBITDA margin in fiscal 2025 and 2024 was 3.0% and 6.2%, respectively.

Group costs

Our group costs for fiscal 2025 increased compared with the prior period due to higher employee costs resulting from an increase in the number of individuals allocated to group costs and base salary adjustments, higher bonus expense, travel, audit, consulting and legal fees.

Use of Non-GAAP Measures

U.S. securities laws require that when we publish any non-GAAP measures, we disclose the reason for using these non-GAAP measures and provide reconciliations to the most directly comparable GAAP measures. The presentation of Group Adjusted EBITDA is a non-GAAP measure. We provide this non-GAAP measure to enhance our evaluation and understanding of our financial performance and trends. We believe that this measure is helpful to users of our financial information understand key operating performance and trends in our business because it excludes certain non-cash expenses (including depreciation and amortization and stock-based compensation charges) and income and expenses that we consider once-off in nature.

Non-GAAP Measures

Group Adjusted EBITDA is earnings before interest, tax, depreciation and amortization ("EBITDA"), adjusted for non-operational transactions (including loss on disposal of equity-accounted investments, change in fair value of equity securities), (earnings) loss from equity-accounted investments, stock-based compensation charges and once-off items. We included an intercompany interest expense in our Consumer Segment Adjusted EBITDA for eight months to February 28, 2025. We commenced utilizing our February 2025 lending facilities to fund a portion of our Consumer lending book from March 1, 2025. Once-off items represents non-recurring income and expense items, including costs related to acquisitions and transactions consummated or ultimately not pursued.

The table below presents the reconciliation between GAAP net income (loss) attributable to Lesaka to Group Adjusted EBITDA:

Table 10

	Years ended June 30,		
	2026	**2025**	**2024**
	$ '000	**$ '000**	**$ '000**
Income (Loss) attributable to Lesaka - GAAP [(A)]	**2,758**	**(90,957)**	**(18,515)**
Add net loss attributable to non-controlling interest	246	130	-
Net income (loss)	2,512	(91,087)	(18,515)
(Earnings) loss from equity accounted investments	(215)	(114)	1,279
Net income (loss) before earnings from equity-accounted investments	2,297	(91,201)	(17,236)
Income tax expense (benefit) [(A)]	1,429	(15,982)	3,363
Income (loss) before income tax expense	3,726	(107,183)	(13,873)
Interest expense [(A)]	18,506	21,824	19,171
Interest income	(2,889)	(2,596)	(2,294)
Reversal of allowance for doubtful loan receivable	(1,500)	-	(250)
Loss on disposal of equity securities	730	-	-
Net loss on impairment/ disposal of equity-accounted investment	584	161	-
Other income	(3,883)	-	-
Change in fair value of equity securities	(2,593)	59,828	-
Operating income (loss)	12,681	(27,966)	2,754
Impairments [(1)]	3,347	18,863	-
PPA amortization (amortization of acquired intangible assets)	30,441	21,384	14,419
Depreciation and amortization	16,905	12,337	9,246
Stock-based compensation charges	6,969	9,550	7,911
Interest adjustment	-	(2,195)	-
Once-off items[(2)]	5,452	17,826	1,853
Unrealized (gain) loss FV for currency adjustments	(53)	23	(83)
Group Adjusted EBITDA - Non-GAAP [(A)]	**75,742**	**49,822**	**36,100**

(A) Loss attributable to Lesaka – GAAP and all subtotal captions to Income (Loss) before earnings (loss) from equity-accounted investments for fiscal 2025 and fiscal 2024 have been decreased by $3.4 million and $1.1 million, respectively, as a result of the correction discussed in Note 1. Income tax expense (benefit) for fiscal 2025 has been decreased by 2.2 million. Interest expense for fiscal 2025 and fiscal 2024 has been increased by $0.4 million and $0.2 million, respectively, as a result of the correction discussed in Note 1. Operating income and Group Adjusted EBITDA - Non-GAAP for fiscal 2025 and fiscal 2024 have been decreased by $0.9 million and $0.8 million, respectively, as a result of the correction discussed in Note 1.

Loss attributable to Lesaka – GAAP and all subtotal captions to Loss before income tax expense for fiscal 2026 have been decreased by $0.4 million, as a result of the correction, as discussed in Note 1. Interest expense for fiscal 2026 has been increased by $0.1 million as a result of the correction, as discussed in Note 1, to the amount included in the caption Interest expense for the three months ended September 30, 2025. Operating income and Group Adjusted EBITDA - Non-GAAP for fiscal 2026 have been decreased by $0.2 million, as a result of the correction, as discussed in Note 1, to the amounts included in the caption Cost of goods sold, IT processing, servicing and support and Selling, general and administration expense for the three months ended September 30, 2025.

(1) Impairments excludes an amount of $0.7 million which is included in the caption exit of ATM business in the table below.

(2) The table below presents the components of once-off items for the periods presented:

Table 11

	Years ended June 30,		
	2026	**2025**	**2024**
	$ '000	**$ '000**	**$ '000**
Lesaka brand refresh	3,001	-	-
Exit of ATM business	1,599	-	-
Transaction costs	1,103	1,794	480
Transaction costs related to Adumo, Utilities and Bank Zero acquisitions and certain compensation costs	389	16,159	2,325
Income recognized related to closure of legacy businesses	(579)	-	(952)
Indirect taxes provision	(61)	(127)	-
Total once-off items	5,452	17,826	1,853

Once-off items are non-recurring in nature, however, certain items may be reported in multiple quarters. For instance, transaction costs include costs incurred related to acquisitions and transactions consummated or ultimately not pursued. The transactions can span multiple quarters, for instance in fiscal 2025 we incurred significant transaction costs related to the acquisition of Adumo and Utilities over a number of quarters, and the transactions are generally non-recurring.

Rebrand relates to costs incurred related to Lesaka's new brand launched in November 2025, we expect that it will take the remainder of the 2026 calendar year to roll out the refreshed brand throughout the organization. These are non-recurring costs incurred as a necessary step in a set of strategic initiatives designed to create a "One Lesaka" identity for our customers and our employees.

Exit of ATM business includes expenses incurred to exit our ATM business and the impairment of ATMs recorded in property, plant and equipment (refer to Note 10 to our audited consolidated financial statements for additional information).

Income recognized related to closure of legacy businesses represents (i) gains recognized related to the release of the foreign currency translation reserve on deconsolidation of a subsidiary and (ii) costs incurred related to subsidiaries which we are in the process of deregistering/ liquidation and therefore we consider these costs non-operational and ad hoc in nature.

Indirect tax provision release relates to the reversal of a non-recurring indirect tax provision created in fiscal 2023 which was resolved in fiscal 2025 following settlement of the matter with the tax authority.

Liquidity and Capital Resources

At June 30, 2026, our unrestricted cash and cash equivalents were $81.4 million and comprised of ZAR-denominated balances of ZAR 1.3 billion ($76.9 million), U.S. dollar-denominated balances of $2.6 million, and other currency deposits, primarily Botswana pula, of $2.0 million, all amounts translated at exchange rates applicable as of June 30, 2026. The increase in our unrestricted cash balances from June 30, 2025, was primarily due to positive contribution from our operating segments, and the utilization of our general banking facilities to partially fund the growth in our Consumer lending book, which was partially offset by the application of the proceeds received from the disposal of MobiKwik to reduce our general banking facilities utilized, the utilization of cash reserves to fund certain scheduled repayments of our borrowings, acquisition of property, plant and equipment and intangible assets, to fund the increase in our Consumer lending book and to settle amounts due to the sellers of Utilities and other entities acquired during the year.

We generally invest any surplus cash held by our South African operations in overnight call accounts that we maintain at South African banking institutions, and any surplus cash held by our non-South African companies in U.S. dollar-denominated money market accounts.

Historically, we have financed most of our operations, research and development, working capital, and capital expenditures, as well as acquisitions and strategic investments, through internally generated cash and our financing facilities. When considering whether to borrow under our financing facilities, we consider the cost of capital, cost of financing, opportunity cost of utilizing surplus cash and availability of tax efficient structures to moderate financing costs. Refer to Note 12 to our consolidated financial statements for the year ended June 30, 2026, for additional information related to our borrowings.

Our ability to make payments on our indebtedness and to fund our operations may be dependent upon the operating income and the distribution of funds from our subsidiaries. However, as local laws and regulations and/or the terms of our indebtedness restrict certain of our subsidiaries from paying dividends and transferring assets to us, there is no assurance that our subsidiaries will be permitted to provide us with sufficient dividends, distributions or loans when necessary.

We are required to make a scheduled debt repayment of ZAR 200 million ($12.2 million) in March 2027. We expect to pay ZAR 100.0 million ($6.1 million) on closing of the Bank Zero transaction. All amounts translated at exchange rates as of June 30, 2026.

Available short-term borrowings

Summarized below are our short-term facilities available and utilized as of June 30, 2026:

Table 12	RMB GBF		RMB Other		Nedbank	
	$ '000	ZAR '000	$ '000	ZAR '000	$ '000	ZAR '000
Total short-term facilities available, comprising:						
Total overdraft	67,702	1,110,808	-	-	-	-
Indirect and derivative facilities(1)	-	-	5,534	90,793	9,542	156,556
Total short-term facilities available	**67,702**	**1,110,808**	**5,534**	**90,793**	**9,542**	**156,556**
Utilized short-term facilities:						
Overdraft	20,671	339,156	-	-	-	-
Indirect and derivative facilities	-	-	4,279	70,199	129	2,114
Total short-term facilities available	**20,671**	**339,156**	**4,279**	**70,199**	**129**	**2,114**
Interest rate, based on South African prime rate		10.00%		N/A		N/A

(1) Other facilities include indirect and derivative facilities may only be used for guarantees, letters of credit and forward exchange contracts to support guarantees issued by RMB and Nedbank to various third parties on our behalf.

The facilities under the Restated GBF Agreement were available for utilization from March 30, 2026, and are subject to annual review by RMB.

In terms of a commitment provided to the lender under the CTA entered into on February 27, 2025, we have undertaken not to utilize more than ZAR 5.0 million ($0.3 million) of the Nedbank Facility.

Long-term borrowings

We have aggregate long-term borrowing outstanding of ZAR 3.5 billion ($210.7 million translated at exchange rates as of June 30, 2026) as described in Note 12. These borrowings include outstanding long-term borrowings obtained by Lesaka SA of ZAR 2.8 billion, which was used to refinance our previous long-term borrowings. We have utilized all of these long-term borrowings. As of September 9, 2026, we also have a revolving credit facility, of ZAR 400.0 million which is utilized to fund a portion of our merchant finance loans receivable book and an asset backed facility of ZAR 214.5 million which is utilized to partially fund the acquisition of POS devices and vaults.

Restricted cash

We have also entered into cession and pledge agreements with Nedbank related to our Nedbank indirect credit facilities and we have ceded and pledged certain bank accounts to Nedbank. The funds included in these bank accounts are restricted as they may not be withdrawn without the express permission of Nedbank. Our cash, cash equivalents and restricted cash presented in our consolidated statement of cash flows as of June 30, 2026, includes restricted cash of $0.1 million that has been ceded and pledged.

Arrangement with African Bank to fund our ATMs

In September 2024, we entered into an arrangement with African Bank Limited ("African Bank") and certain cash-in-transit service providers to fund our ATMs. Under this arrangement, African Bank used its cash resources to fund our ATMs and it is specifically recorded that the cash in our ATMs was African Bank's property. Therefore, as we had not utilized a facility to obtain the cash, and did not own or control the cash for an extended period of time, we did not record cash or cash equivalents and borrowings in our consolidated statement of financial position. Cash withdrawn from our ATMs by our EPE customers and other consumers were settled through the interbank settlement system from the ATM users bank account to African Bank's bank accounts. We paid African Bank a monthly fee for the service provided which was calculated based on the cumulative daily outstanding balance of cash utilized multiplied by the South African prime interest rate less 1%. We were exposed to the risk of cash lost while it was in our ATMs (i.e. from theft) and were required to repay African Bank for any shortages. We intend to cancel this arrangement as part of the process of winding down our ATM business.

Cash flows from operating activities

Net cash provided by operating activities during fiscal 2026 was $52.4 million (ZAR 951.6 million) compared to net cash used by operating activities of $9.1 million (ZAR 163.3 million) during fiscal 2025. Excluding the impact of income taxes, our cash provided by operating activities during fiscal 2026 was positively impacted by the positive contribution from our operating segments and positive working capital movements, which was partially offset by cash utilized for the significant net growth in our Consumer finance loans receivable.

Net cash used in operating activities during fiscal 2025 was $9.1 million (ZAR 163.3 million) compared to net cash provided by operating activities of $28.8 million (ZAR 537.9 million) during fiscal 2024. Excluding the impact of income taxes, our cash used in operating activities during fiscal 2025 includes cash utilized for the settlement of working capital movements within our Merchant and Enterprise businesses related to quarter-end transaction processing activities and which were settled in the following week (our fourth quarter of fiscal 2024 closed on a Sunday), and the net growth in our Consumer and Merchant finance loans receivable books, which was partially offset by the positive contribution from our Merchant and Consumer businesses.

During fiscal 2026, we paid our first provisional South African tax payments of $4.0 million (ZAR 66.8 million) related to our 2026 tax year. During fiscal 2026, we also made our second provisional South African tax payments of $4.8 million (ZAR 79.6 million related to our 2026 tax year and received tax refunds of $0.06 million (ZAR 1.1 million). We also paid taxes totaling $1.1 million in other tax jurisdictions, primarily in Botswana and Namibia.

During fiscal 2025, we paid our first provisional South African tax payments of $4.2 million (ZAR 76.1 million) related to our 2025 tax year. During fiscal 2025, we also made our second provisional South African tax payments of $2.2 million (ZAR 39.3 million related to our 2025 tax year and received tax refunds of $0.4 million (ZAR 7.2 million). We also paid taxes totaling $0.3 million in other tax jurisdictions, primarily in the Botswana and Namibia.

During fiscal 2024, we paid our first provisional South African tax payments of $2.7 million (ZAR 49.5 million) related to our 2024 tax year. During fiscal 2024, we also made our second provisional South African tax payments of $2.9 million (ZAR 52.7 million related to our 2024 tax year and received tax refunds of $0.0 million (ZAR 0.8 million). We also paid taxes totaling $0.4 million in other tax jurisdictions, primarily in Botswana.

Taxes paid during fiscal 2026, 2025 and 2024 were as follows:

Table 13	**Year ended June 30,**					
	2026	**2025**	**2024**	**2026**	**2025**	**2024**
	$	**$**	**$**	**ZAR**	**ZAR**	**ZAR**
	‘000	**‘000**	**‘000**	**‘000**	**‘000**	**‘000**
First provisional payments	3,969	4,182	2,663	66,795	76,118	49,534
Second provisional payments	4,830	2,198	2,861	79,579	39,279	52,721
Taxation paid related to prior years	506	225	641	8,818	4,081	12,187
Tax refund received	(64)	(438)	(38)	(1,110)	(7,173)	(768)
Dividend withholding taxes paid	91	-	-	1,526	-	-
Total South African taxes paid	9,332	6,167	6,127	155,608	112,305	113,674
Foreign taxes paid	1,100	314	379	18,412	5,738	7,063
Total tax paid	**10,432**	**6,481**	**6,506**	**174,020**	**118,043**	**120,737**

We expect to make additional provisional income tax payments in South Africa related to our 2026 tax year in the first quarter of fiscal 2027, however, the amount was not quantifiable as of the date of the filing of this Annual Report.

Cash flows from investing activities

Cash used in investing activities for fiscal 2026 included capital expenditures of $20.6 million (ZAR 374.6 million), primarily due to the acquisition of vaults and POS devices. We also incurred capital expenditures of $4.4 million (ZAR 79.9 million), primarily related to the capitalization of development costs, during fiscal 2026. During fiscal 2026, we also received $3.0 million from the disposal of Cell C. During fiscal 2026, we paid $11.1 million related to acquisition of certain businesses, including $10.4 million for the final tranche of the Utilities acquisition, $0.3 million for MobileMart and $0.3 million for Atom. We also invested $4.6 million related to the acquisition of mutual funds by our insurance business in order to obtain a higher yield on funds invested by this business.

Cash used in investing activities for fiscal 2025 included capital expenditures of $17.2 million (ZAR 307.9 million), primarily due to the acquisition of vaults and POS devices. We also incurred capital expenditures of $3.9 million (ZAR 69.8 million), primarily related to the capitalization of development costs, during fiscal 2025. During fiscal 2025, we paid $12.9 million related to acquisition of certain businesses, including Adumo and Utilities. We also received $16.4 million related to the sale of our entire equity investment in MobiKwik in June 2025.

Cash used in investing activities for fiscal 2024 included capital expenditures of $12.7 million (ZAR 236.6 million), primarily due to the acquisition of vaults and POS devices. During fiscal 2024, we received proceeds of $3.5 million related to the sale of remaining interest in Finbond and $0.25 million related to the second (and final) tranche from the disposal of our entire equity interest in Carbon.

Cash flows from financing activities

During fiscal 2026, we utilized $123.7 million from our South African general banking facilities to partially fund the growth of our Consumer lending book, and repaid $129.4 million. We utilized $6.9 million of our long-term borrowings to fund our Merchant lending book and to finance the acquisition of POS devices and vehicles. We repaid $13.7 million of long-term borrowings in accordance with our Facility B repayment schedule and under our asset-based facilities repayment schedule. We paid fees of $0.03 million related to the September 2025 refinance of our facility to fund the growth of Merchant lending book. We paid $3.5 million to purchase Lesaka Hospitality non-controlling interests. We also paid $0.3 million to repurchase shares from employees in order for the employees to settle taxes due related to the vesting of shares of restricted stock.

During fiscal 2025, we utilized $98.6 million from our South African overdraft facilities to fund our ATMs and our cash management business through Merchant as well as to partially fund the acquisition of Utilities and for the February 2025 refinance of certain of our facilities. We repaid $89.2 million of those facilities, including towards our refinanced facilities. We utilized $190.1 million of our borrowings to settle a portion of the Adumo purchase consideration, pay certain transaction expenses, repay Adumo's borrowings, repurchase shares of our common stock, fund the acquisition of certain capital expenditures, for working capital requirements and for the February 2025 refinance of certain of our facilities. We repaid $131.2 million of long-term borrowings towards our refinanced facilities and in accordance with our repayment schedule, paid $7.2 million to settle Adumo's borrowings, and settled a portion of our revolving credit facility utilized. We also paid an origination fee of $1.0 million to secure additional borrowings as well as paid dividends to the non-controlling interest of $0.4 million.

During fiscal 2024, we utilized approximately $183.0 million from our South African overdraft facilities to fund our ATMs and repaid $199.6 million of these facilities. We utilized $23.7 million of our long-term borrowings to fund the acquisition of certain capital expenditures and for working capital requirements. We repaid $20.1 million of these long-term in accordance with our repayment schedule as well as to settle a portion of our revolving credit facility utilized. We received $0.1 million from the exercise of stock options. We also paid $1.5 million to repurchase shares from employees in order for the employees to settle taxes due related to the vesting of shares of restricted stock.

Contractual Obligations

The following table sets forth our contractual obligations as of June 30, 2026:

Table 14	**Payments due by Period, as of June 30, 2026 (in $ '000s)**				
	Total	**Less than 1 year**	**2-3 years**	**3-5 years**	**Thereafter**
Short-term credit facilities(A)	20,671	20,671	-	-	-
Long-term borrowings					
Principal repayments(A)(B)	210,711	16,114	194,295	302	-
Interest payments(A)(B)	29,537	10,750	18,771	16	-
Operating lease liabilities, including imputed interest(C)	34,460	6,946	9,106	6,012	12,396
Purchase obligations	5,720	5,720	-	-	-
Capital commitments	633	633	-	-	-
Other long-term obligations reflected on our balance sheet(D)(E)	3,988	-	-	-	3,988
Total	**305,720**	**60,834**	**222,172**	**6,330**	**16,384**

(A) – Refer to Note 12 to our audited consolidated financial statements.
(B) – Long-term borrowings principal repayments for the 3-5 year period includes all unamortized fees as of June 30, 2026. Interest payments based on applicable interest rates as of June 30, 2026, and expected outstanding long-term borrowings over the period. All amounts converted from ZAR to USD using the June 30, 2026, USD/ ZAR exchange rate.
(C) – Refer to Note 8 to our audited consolidated financial statements.
(D) –Includes policyholder liabilities of $3.7 million related to our insurance business. All amounts are translated at exchange rates applicable as of June 30, 2026.
(E) – We have excluded cross-guarantees in the aggregate amount of $0.1 million issued as of June 30, 2026, to RMB and Nedbank to secure guarantees it has issued to third parties on our behalf as the amounts that will be settled in cash are not known and the timing of any payments is uncertain.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Capital Expenditures

Capital expenditures for the years ended June 30, 2026, 2025 and 2024 were as follows:

Table 15	**2026 $ '000**	**2025 $ '000**	**2024 $ '000**	**2026 ZAR '000**	**2025 ZAR '000**	**2024 ZAR '000**
Merchant	19,581	18,117	11,202	355,297	324,350	209,302
Consumer	2,890	1,500	1,317	52,439	26,855	24,607
Enterprise	2,578	1,482	146	46,778	26,532	2,728
Total	**25,049**	**21,099**	**12,665**	**454,514**	**377,737**	**236,637**

Our capital expenditures for fiscal 2026, 2025 and 2024, are discussed under "—Liquidity and Capital Resources—Cash flows from investing activities."

All of our capital expenditures for the past three fiscal years were funded through internally-generated funds, except for certain capital expenditures of POS devices and vaults, made through our Merchant business which were funded through the utilization of asset-backed borrowings. We had outstanding capital commitments as of June 30, 2026, of $0.6 million. In addition to these capital expenditures, we expect that capital spending for fiscal 2027 will include acquisition of POS devices, vaults, computer software, computer and office equipment, as well as for our ATM infrastructure and branch network in South Africa. Acquisition of these assets will be funded through the use of internally-generated funds and available facilities.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We seek to manage our exposure to currency exchange, translation, interest rate, credit, microlending credit and equity price and liquidity risks as discussed below.

Currency Exchange Risk

We are subject to currency exchange risk because we purchase components for vaults, that we assemble, and inventories that we are required to settle in other currencies, primarily the euro, renminbi, and U.S. dollar. We have used forward contracts in order to limit our exposure in these transactions to fluctuations in exchange rates between the South African rand ("ZAR"), on the one hand, and the U.S. dollar and the euro, on the other hand.

We had no outstanding foreign exchange contracts as of June 30, 2026 and 2025.

Translation Risk

Translation risk relates to the risk that our results of operations will vary significantly as the U.S. dollar is our reporting currency, but we earn a significant amount of our revenues and incur a significant amount of our expenses in ZAR. The U.S. dollar to the ZAR exchange rate has fluctuated significantly over the past three years. As exchange rates are outside our control, there can be no assurance that future fluctuations will not adversely affect our results of operations and financial condition.

Interest Rate Risk

As a result of our normal borrowing activities, our operating results are exposed to fluctuations in interest rates, which we manage primarily through our financing activities. The ongoing conflict in the Middle East has contributed to higher oil and commodity prices and increased global market volatility, resulting in increased inflationary pressures.

In May 2026, the South African Reserve Bank ("SARB") increased the repurchase rate by 25 basis points to 7.00% in response to heightened inflation risks. The SARB subsequently maintained the repurchase rate at 7.00% in July 2026. While the outlook remains uncertain, continued pressure on oil and other input prices presents an upside risk to inflation and, consequently, interest rates.

We periodically evaluate the cost and effectiveness of interest rate hedging strategies to manage our exposure to changes in interest rates. We generally maintain surplus cash in cash equivalents and held-to-maturity investments and have occasionally invested in marketable securities.

We have short and long-term borrowings in South Africa as described in Note 12 to our consolidated financial statements which attract interest at rates that fluctuate based on changes in the South African prime and South African Overnight Index Average ("ZARONIA") interest rates. The following table illustrates the effect on our annual expected interest charge, translated at exchange rates applicable as of June 30, 2026, as a result of changes in the South African prime and South African Overnight Index Average ("ZARONIA") interest rates, using our outstanding short and long-term borrowings as of June 30, 2026. The effect of a hypothetical 1% (i.e. 100 basis points) increase and a 1% decrease in the interest rates applicable to the borrowings as of June 30, 2026, are shown. The selected 1% hypothetical change does not reflect what could be considered the best- or worst-case scenarios.

Table 16	As of June 30, 2026			
	Annual expected interest charge ($ '000)	Hypothetical change in interest rates	Impact of hypothetical change in interest rates ($ '000)	Estimated annual expected interest charge after hypothetical change in interest rates ($ '000)
Interest on South Africa borrowings	23,567	1%	2,322	25,889
		(1%)	(2,322)	21,245

Credit Risk

Credit risk relates to the risk of loss that we would incur as a result of non-performance by counterparties. We maintain credit risk policies in respect of our counterparties to minimize overall credit risk. These policies include an evaluation of a potential counterparty's financial condition, credit rating, and other credit criteria and risk mitigation tools as our management deems appropriate. With respect to credit risk on financial instruments, we maintain a policy of entering into such transactions only with South African and European financial institutions that have a credit rating of "B" (or its equivalent) or better, as determined by credit rating agencies such as Standard & Poor's, Moody's and Fitch Ratings.

Consumer microlending credit risk

We are exposed to credit risk in our Consumer microlending activities, which provides unsecured short-term loans to qualifying customers. Credit bureau checks as well as an affordability test are conducted as part of the origination process, both of which are line with local regulations. We consider this policy to be appropriate because the affordability test we perform takes into account a variety of factors such as other debts and total expenditures on normal household and lifestyle expenses. Additional allowances may be required should the ability of our customers to make payments when due deteriorate in the future. A significant amount of judgment is required to assess the ultimate recoverability of these finance loan receivables, including ongoing evaluation of the creditworthiness of each customer.

Merchant lending

We maintain an allowance for doubtful finance loans receivable related to its Merchant services segment with respect to short-term loans to qualifying merchant customers. Our risk management procedures include adhering to our proprietary lending criteria which uses an online-system loan application process, obtaining necessary customer transaction-history data and credit bureau checks. We consider these procedures to be appropriate because it takes into account a variety of factors such as the customer's credit capacity and customer-specific risk factors when originating a loan.

Equity Securities Price Risk

Equity price risk relates to the risk of loss that we would incur as a result of the volatility in the exchange-traded price of equity securities that we hold. As of June 30, 2026, we did not have any equity securities that were exchange-traded and held as available for sale. Historically, exchange-traded equity securities held as available for sale were expected to be held for an extended period of time and we were not concerned with short-term equity price volatility with respect to these securities provided that the underlying business, economic and management characteristics of the company remained sound.

The market price of these exchange-traded equity securities may fluctuate for a variety of reasons and, consequently, the amount we may obtain in a subsequent sale of these securities may significantly differ from the reported market value.

Equity Securities Liquidity Risk

Equity liquidity risk relates to the risk of loss that we would incur as a result of the lack of liquidity on the exchange on which those securities are listed. We may not be able to sell some or all of these securities at one time, or over an extended period of time without influencing the exchange-traded price, or at all.

We monitor these investments for impairment and make appropriate reductions in carrying value when an impairment is deemed to be other-than-temporary. As of June 30, 2026, we did not own any exchange-traded equity securities.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our audited consolidated financial statements, together with the reports of our independent registered public accounting firms, appear on pages F-1 through F-95 of this Annual Report.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

Under the supervision and with the participation of our management, including our Executive Chairman and our Group Chief Financial Officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based on this evaluation, our Executive Chairman and Group Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of June 30, 2026, due to the material weaknesses in internal control over financial reporting as described below.

Internal Control over Financial Reporting

Internal control over financial reporting is a process designed by, or under the supervision of, our Executive Chairman and Group Chief Financial Officer, or persons performing similar functions, and effected by our board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the company are being made only in accordance with authorizations of our officers and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our audited consolidated financial statements.

Inherent Limitations in Internal Control over Financial Reporting

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design safeguards into the process to reduce, though not eliminate, this risk.

Management's Report on Internal Control Over Financial Reporting

Management, including our Executive Chairman and our Group Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over our financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation and as described below, management concluded that our internal control over financial reporting was not effective as of June 30, 2026.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that a reasonable possibility exists that a material misstatement of our annual or interim financial statements would not be prevented or detected on a timely basis.

As of June 30, 2026, we identified material weaknesses related to:

- Our Consumer lending, Consumer insurance and Group payroll processes, specifically insufficient risk assessment and monitoring activities relating to changes in or migration of systems and processes, insufficient controls over internal information and information from service organizations, and insufficient design and implementation of ITGCs, controls over service organizations and process level controls, resulting in ineffective process level controls, including a lack of validation of the completeness and accuracy of information used within the processes;
- Our journal entry process, specifically relating to insufficient risk assessment, and ineffective design and implementation of controls including insufficient controls over information resulting in ineffective process level controls including a lack of validation of the completeness of the journal entry population and inadequate validation of the completeness and accuracy of information used within the process;
- The failure of our Utilities, Lesaka Hospitality, Lesaka Merchant Technologies and Lesaka Payments businesses to comply with our Sarbanes program, specifically insufficient risk assessment and monitoring activities relating to systems and processes, insufficient controls over internal information and information from service organizations, and insufficient design and implementation of ITGCs, controls over service organizations and process level controls, resulting in ineffective process

level controls, including a lack of validation of the completeness and accuracy of information used within the process;
- An insufficient number of experienced and trained resources to execute on their internal control responsibilities resulting in inadequate risk assessment, ineffective design, implementation and operating effectiveness of process level controls for processes in the scope of our internal control over financial reporting evaluation.

Of the material weaknesses described above, the material weaknesses related to the journal entry process and the insufficient number of experienced and trained resources to execute on their internal control responsibilities resulted in corrected prior period misstatements related to the understatement of cost and accumulated depreciation for computer equipment and the correction of deferred tax asset included in deferred income taxes due to correction of intercompany transactions as described in Note 1 to the consolidated financial statements.

Additionally, of the material weaknesses described above, the material weakness related to an insufficient number of experienced and trained resources to execute on their internal control responsibilities also resulted in corrected prior period misstatements related to the understatement of cost of goods sold, IT processing, servicing and support due to incorrect claim of indirect taxes and correction of number of shares and amounts used for common stock and treasury shares and amounts for additional paid-in capital as described in Note 1 to the consolidated financial statements. The material weakness also resulted in a corrected immaterial misstatement in the current period related to revenue.

All other material weaknesses did not result in any corrected material or immaterial misstatements; however, a reasonable possibility exists that material misstatements in our consolidated financial statements may not be prevented or detected on a timely basis.

Lesaka's independent registered public accounting firm, KPMG Inc, who audited the consolidated financial statements included in this Annual Report, has expressed an adverse report on the operating effectiveness of our internal control over financial reporting as of June 30, 2026, which appears in Part II, Item 9A of this Annual Report.

Remediation of Newly Identified Material Weaknesses

To address the material weaknesses, our management, including our Information Technology ("IT") team, has commenced with remediation of these material weaknesses including, but not limited to: (1) developing and implementing a comprehensive remediation plan that includes specific actions aimed at enhancing the understanding of control owners related to the operation and importance of internal controls over financial reporting, including the principles and requirements of each control, with a focus on the impacted processes including controls over service organizations, ITGCs, and other process level controls; (2) mandating improved risk assessment procedures with governance requirements upon implementing new or migrating existing systems within the Group together with the design, implementation and monitoring of control activities; (3) the recruitment of additional appropriately skilled resources across the Finance and Risk and Compliance disciplines coupled with the further upskilling and training of existing resources responsible for the execution of key controls as well as a focus on a greater degree of automation of controls throughout the organization, (4) the embedding of controls compliance in the key performance indicators of senior executives as well as process and control owners across the business and (5) collaborating closely with internal and external assurance partners to ensure the robustness of our remediation plan.

While we are actively taking steps to implement our remediation plan, the material weaknesses will not be deemed resolved until the enhanced controls operate for a sufficient period of time and management has confirmed through testing that the same are operating effectively. We will continue to monitor the remediation plan's effectiveness and adjust our efforts as needed. As we assess and test our internal control over financial reporting, we may identify the need for additional measures or modifications to the plan.

Remediation of Previously Identified Material Weaknesses

Management has made progress in remediating the material weaknesses identified in the previous fiscal year related to the insufficient design and implementation of controls and policies and procedures related to the goodwill impairment assessment, business combinations process and revenue recognition matters. Revised procedures have been implemented related to the validation of completeness and accuracy of the data used in the goodwill impairment model together with additional procedures implemented to enhance the precision levels in evaluating key assumptions utilized in this model. These have been adequately documented through management review controls. The implementation of robust revenue recognition controls for the review of new contracts and product offerings has mitigated key risks of potential material misstatement within the revenue process. This has been achieved through the thorough assessment and documentation of the relevant accounting considerations, ensuring the accurate classification and recognition of revenue. Furthermore, the enhanced processes and procedures relating to business combinations operated effectively with respect to the acquisitions completed during the year; as no significant business combination occurred during the period, we will continue to evaluate these controls as they operate over future significant transactions.

Changes in Internal Control over Financial Reporting

Except as described above, there were no changes in our internal control over financial reporting during the quarter ended June 30, 2026, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and Board of Directors of Lesaka Technologies, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Lesaka Technologies, Inc. and subsidiaries' (the Company) internal control over financial reporting as of June 30, 2026, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weaknesses, described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of June 30, 2026, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of June 30, 2026 and 2025, the related consolidated statements of operations, comprehensive (loss) income, changes in equity, and cash flows for each of the years in the three-year period ended June 30, 2026, and the related notes (collectively, the consolidated financial statements), and our report dated September 9, 2026 expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. Material weaknesses related to insufficient risk assessment, insufficient experienced and trained resources, insufficient design, implementation and operating effectiveness of control activities, insufficient controls over information, and insufficient monitoring activities have been identified and included in management's assessment. The material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2026 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG Inc.
Johannesburg, Republic of South Africa

September 9, 2026

ITEM 9B. OTHER INFORMATION

Our Section 16 officers and directors, as defined in Rule 16a-1(f) of the Securities Exchange Act of 1934 (the "Exchange Act"), may from time to time enter into plans for the purchase or sale of our common stock that are intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) of the Exchange Act. During the quarter ended June 30, 2026, no officers or directors, as defined in Rule 16a-1(f), adopted, modified, or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement," as defined in Item 408 of Regulation S-K.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information about our executive officers is set out in Part I, Item 1 under the caption "Our Executive Officers." The other information required by this Item is incorporated by reference to the sections of our definitive proxy statement for our 2026 annual meeting of shareholders entitled "Board of Directors and Corporate Governance" and "Additional Information."

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated by reference to the sections of our definitive proxy statement for our 2026 annual meeting of shareholders entitled "Executive Compensation," "Board of Directors and Corporate Governance—Compensation of Directors" and "—Remuneration Committee Interlocks and Insider Participation."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is incorporated by reference to the sections of our definitive proxy statement for our 2026 annual meeting of shareholders entitled "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information."

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated by reference to the sections of our definitive proxy statement for our 2026 annual meeting of shareholders entitled "Certain Relationships and Related Transactions" and "Board of Directors and Corporate Governance."

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is incorporated by reference to the sections of our definitive proxy statement for our 2026 annual meeting of shareholders entitled "Audit and Non-Audit Fees."

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

a) The following documents are filed as part of this report

1. Financial Statements

The following financial statements are included on pages F-1 through F-95.

2. Financial Statement Schedules

Financial statement schedules have been omitted since they are either not required, not applicable, or the information is otherwise included.

(b) Exhibits

			Incorporated by Reference Herein		
Exhibit No.	**Description of Exhibit**	**Included Herewith**	**Form**	**Exhibit**	**Filing Date**
2.1	Sale of Shares Agreement, dated October 31, 2021, by and among Net1 Applied Technologies South Africa Proprietary Limited; Net1 UEPS Technologies, Inc.; Old Mutual Life Assurance Company (South Africa) Limited; Lirast (Mauritius) Company Limited; SIG International Investment (BVI) Limited; Aldgate International Limited; Ivan Michael Epstein; PFCC (BVI) Limited; PCF Investments (BVI) Limited; Ovobix (RF) Proprietary Limited; Luxanio 227 Proprietary Limited; Vista Capital Investments Proprietary Limited; Vista Treasury Proprietary Limited; K2021477132 (South Africa) Proprietary Limited; and Cash Connect Management Solutions Proprietary Limited.		8-K	10.1	November 2, 2021
2.2	Sale and Purchase Agreement, dated May 7, 2024, between Lesaka Technologies Proprietary Limited; Lesaka Technologies, Inc. and the parties listed in Annexure A.		8-K	10.1	May 7, 2024
2.3	First Addendum to Sale and Purchase Agreement, dated October 1, 2024, between Lesaka Technologies Proprietary Limited; Lesaka Technologies, Inc. and the parties listed in Annexure A		8-K	2.2	October 2, 2024
2.4	Transaction Implementation Agreement, dated June 26, 2025, entered into between the parties listed in Annexure A and the parties listed in Annexure B and Lesaka Technologies Proprietary Limited and Zero Research Proprietary Limited and Bank Zero Mutual Bank and Naught Holdings Ltd.		8-K	2.1	July 2, 2025
3.1	Amended and Restated Articles of Incorporation		8-K	3.1	May 17, 2022

3.2	Amended and Restated By-Laws of Lesaka Technologies, Inc.		8-K	3.2	May 17, 2022
4.1	Form of common stock certificate		10-K	4.1	September 9, 2022
4.2	Description of registrant's securities	X			
10.1*	Form of Restricted Stock Agreement		10-Q	10.49	February 7, 2023
10.2*	Form of Stock Option Agreement		10-Q	10.50	February 7, 2023
10.3*	Form of Restricted Stock Agreement (non-employee directors)		10-Q	10.51	February 7, 2023
10.4*	Form of Indemnification Agreement		10-K	10.4	September 11, 2024
10.5*	Form of non-employee director agreement		10-K	10.5	August 24, 2017
10.6*	Amended and Restated 2022 Stock Incentive Plan of Lesaka Technologies, Inc.		14A	A	September 30, 2022
10.7*	Amendment to the 2022 Amended and Restated Stock Incentive Plan of Lesaka Technologies, Inc.		14A	B	April 22, 2024
10.8*	Amendment to the 2022 Amended and Restated Stock Incentive Plan of Lesaka Technologies, Inc.		14A	A	October 28, 2025
10.9*	Amended and Restated Employment Agreement, dated as of July 30, 2026, between Lesaka Technologies, Inc. and Ali Mazanderani		8-K	10.1	July 30, 2026
10.10*	Employment Agreement, dated as of July 30, 2026, between Lesaka Technologies (Pty) Ltd and Ali Mazanderani		8-K	10.2	July 30, 2026
10.11*	Option Award Agreement between Ali Mazanderani and Lesaka Technologies, Inc.		14A	A	April 22, 2024
10.12*	Option Award Agreement between Ali Mazanderani and Lesaka Technologies, Inc.		14A	A	July 2, 2026
10.13*	Contract of Employment, effective February 5, 2021, between Net1 Applied Technologies South Africa Proprietary Limited and Lincoln Mali		8-K	10.1	February 11, 2021
10.14*	Restrictive Covenants Agreement, effective February 5, 2021, between Net1 Applied Technologies South Africa Proprietary Limited and Lincoln Mali		8-K	10.2	February 11, 2021
10.15*	Contract of Employment, dated as of December 9, 2021, between Net1 Applied Technologies South Africa (Pty) Ltd and Naeem Kola		8-K	10.1	December 10, 2021
10.16*	Restrictive Covenants Agreement, dated as of December 9, 2021, between Net1 Applied Technologies South Africa (Pty) Ltd and Naeem Kola		8-K	10.2	December 10, 2021
10.17*	Employment Agreement, dated as of December 9, 2021, between Net 1 UEPS Technologies, Inc. and Naeem Kola		8-K	10.3	December 10, 2021
10.18*	Restrictive Covenants Agreement, dated as of December 9, 2021, between Net 1 UEPS Technologies, Inc. and Naeem Kola		8-K	10.4	December 10, 2021
10.19*	Employment Agreement, dated as of February 8, 2023, between Lesaka Technologies, Inc. and Steven John Heilbron		10-Q	10.52	May 9, 2023
10.20*	Restrictive Covenants Agreement, dated as of February 8, 2023, between Lesaka Technologies, Inc. and Steven John Heilbron		10-Q	10.53	May 9, 2023
10.21*	Contract of Employment, dated as of October 1, 2024, between Lesaka Technologies (Pty) Ltd and Daniel Luke Smith		10-Q	10.53	May 7, 2025
10.22*	Restrictive Covenants Agreement, dated as of October 1, 2024, between Lesaka Technologies (Pty) Ltd and Daniel Luke Smith		10-Q	10.54	May 7, 2025

10.23*	Employment Agreement, dated as of October 1, 2024, between Lesaka Technologies, Inc. and Daniel Luke Smith	10-Q	10.55	May 7, 2025
10.24	Restrictive Covenants Agreement, dated as of October 1, 2024, between Lesaka Technologies, Inc. and Daniel Luke Smith	10-Q	10.56	May 7, 2025
10.25	Policy Agreement, dated April 11, 2016, among the Company and the IFC Investors	8-K	10.32	April 12, 2016
10.26	Amended & Restated Policy Agreement, dated October 28, 2024, among Lesaka Technologies, Inc. and the IFC Investors	10-Q	10.43	February 5, 2025
10.27	Cooperation Agreement, dated May 13, 2020, by and between Net 1 UEPS Technologies, Inc. and VCP (Proprietary) Limited	8-K	10.1	May 14, 2020
10.28	Amendment No. 1 to Cooperation Agreement, dated December 9, 2020, by and between Net 1 UEPS Technologies, Inc. and Value Capital Partners (Pty) Ltd	8-K	10.1	December 10, 2020
10.29	Amendment No. 2 to Cooperation Agreement, dated March 22, 2022, by and between Net 1 UEPS Technologies, Inc. and Value Capital Partners (Pty) Ltd	10-K	10.32	September 9, 2022
10.30	Securities Purchase Agreement, dated March 22, 2022, among Net1 UEPS Technologies, Inc., Net1 Applied Technologies South Africa Proprietary Limited and Value Capital Partners Proprietary Limited	10-Q	10.58	May 10, 2022
10.31	Amendment No. 1 to Securities Purchase Agreement dated March 16, 2023, among Lesaka Technologies, Inc. (formerly Net1 UEPS Technologies, Inc.), Lesaka Technologies Proprietary Limited (formerly Net1 Applied Technologies South Africa Proprietary Limited) and Value Capital Partners Proprietary Limited	8-K	10.3	March 22, 2023
10.32	Sale of Shares Agreement dated October 1, 2024, between Lesaka Technologies Proprietary Limited and Crossfin Holdings Proprietary Limited	8-K	10.40	October 1, 2024
10.33	Trust Deed of the Lesaka Employee Share Trust entered into between Lesaka Technologies, Inc. and Nomaxabiso Norma Teyise and Zwelethu Masinga	14A	A	October 2, 2024
10.34	Relationship Agreement between Lesaka Technologies, Inc. and the Trustees for the time being of the Lesaka Employee Share Trust	14A	B	October 2, 2024
10.35	Amendment and Restatement Agreement dated February 27, 2026, between amongst others, Lesaka Technologies Proprietary Limited, as Term/RCF Borrower, FirstRand Bank Limited (acting through its Rand Merchant Bank Division), as facility agent, and Bowwood and Main No 408 (RF) Proprietary Limited, as Debt Guarantor	10-Q	10.51	May 6, 2026
10.36	Letter of Amendment, dated March 27, 2026, among Lesaka Technologies Proprietary Limited and FirstRand Bank Limited (acting through its Rand Merchant Bank division), as facility agent, related to the amendment to the Amended and Restated Common Terms Agreement	10-Q	10.52	May 6, 2026

10.37	Senior Term Facility A Agreement between Lesaka Applied Technologies Proprietary Limited (as Term/RCF Borrower) and The Persons Listed in Annexure A (as Original Senior Term Facility A Lenders) and FirstRand Bank Limited (acting through its Rand Merchant Bank Division) (as Facility Agent) dated February 27, 2025	10-Q	10.47	May 7, 2025
10.38	Senior Term Facility B Agreement between Lesaka Applied Technologies Proprietary Limited (as Term/RCF Borrower) and The Persons Listed in Annexure A (as Original Senior Term Facility B Lenders) and FirstRand Bank Limited (acting through its Rand Merchant Bank Division) (as Facility Agent) dated February 27, 2025	10-Q	10.48	May 7, 2025
10.39	Senior RCF Agreement between Lesaka Applied Technologies Proprietary Limited (as Term/RCF Borrower) and The Persons Listed in Annexure A (as Original Senior RCF Lenders) and FirstRand Bank Limited (acting through its Rand Merchant Bank Division) (as Facility Agent) dated February 27, 2025	10-Q	10.49	May 7, 2025
10.40	Pledge and Cession in Security Agreement between Lesaka Technologies, Inc. (as Cedent) and Lesaka Technologies Proprietary Limited (as Obligors' agent and Term/RCF Borrower) and Bowwood and Main No 408 (RF) Proprietary Limited (as Debt Guarantor) and FirstRand Bank Limited (acting through its Rand Merchant Bank Division) (as Facility Agent) dated February 27, 2025	10-Q	10.50	May 7, 2025
10.41	Subordination Agreement between Lesaka Applied Technologies Proprietary Limited (as Term/RCF Borrower) and The Persons Listed in Annexure A (as Original Subordinated Parties) and The Persons Listed in Annexure B (as Original Obligors) and The Persons Listed in Annexure C (As Original Lenders) and FirstRand Bank Limited (acting through its Rand Merchant Bank Division) (as Facility Agent) and Bowwood and Main No 408 (RF) Proprietary Limited (as Debt Guarantor) dated February 28, 2025	10-Q	10.51	May 7, 2025
10.42	General Banking Facility Agreement dated February 27, 2025 between Lesaka Technologies (Proprietary) Limited and FirstRand Bank Limited (acting through its Rand Merchant Bank division)	10-Q	10.52	May 7, 2025
10.43	Letter of Amendment, dated March 27, 2026, among Lesaka Technologies Proprietary Limited and FirstRand Bank Limited (acting through its Rand Merchant Bank division), as facility agent, related to the amendment to the Original General Banking Facility Agreement and Facility Letter	10-Q	10.53	May 6, 2026
10.44	Facility Letter between Nedbank Limited and Net1 Applied Technologies South Africa Limited and certain of its subsidiaries dated as of December 13, 2013 and First Addendum thereto dated as of December 18, 2013	8-K	10.27	December 19, 2013
10.45	Letter from Nedbank Limited to Net1 Applied Technologies South Africa Proprietary Limited and certain of its subsidiaries, dated December 7, 2016	8-K	10.50	December 9, 2016

10.46	Revolving Credit Facility Agreement, dated September 5, 2025, between Cash Connect Capital Proprietary Limited, the Parties Listed in Part I of Schedule 1 (the Original Guarantors) and FirstRand Bank Limited (acting through its Rand Merchant Bank division) (as Lender)		8-K	10.1	September 9, 2025
14	Code of Ethics	X			
19	Insider Trading Policy	X			
21	Subsidiaries of Registrant	X			
23.1	Consent of Independent Registered Public Accounting Firm - KPMG, Inc.	X			
31.1	Certification of Principal Executive Officer pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as amended	X			
31.2	Certification of Principal Financial Officer pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as amended	X			
32	Certification pursuant to 18 USC Section 1350	X			
97	Compensation Clawback Policy	X			
101.INS	XBRL Instance Document	X			
101.SCH	XBRL Taxonomy Extension Schema	X			
101.CAL	XBRL Taxonomy Extension Calculation Linkbase	X			
101.DEF	XBRL Taxonomy Extension Definition Linkbase	X			
101.LAB	XBRL Taxonomy Extension Label Linkbase	X			
101.PRE	XBRL Taxonomy Extension Presentation Linkbase	X			
104	Cover Page Interactive Data File (formatted as inline XBRL and continued in Exhibit 101)	X			

* Indicates a management contract or compensatory plan or arrangement.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LESAKA TECHNOLOGIES, INC.

By: /s/ Ali Mazanderani

Ali Mazanderani
Executive Chairman and Director

Date: September 9, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

NAME	TITLE	DATE
/s/ Kuben Pillay Kuben Pillay	Lead Independent Director and Director	September 9, 2026
/s/ Ali Mazanderani Ali Mazanderani	Executive Chairman and Director (Principal Executive Officer)	September 9, 2026
/s/ Dan Smith Dan Smith	Group Chief Financial Officer and Director (Principal Financial and Accounting Officer)	September 9, 2026
/s/ Antony Ball Antony Ball	Director	September 9, 2026
/s/ Nonkululeko Gobodo Nonkululeko Gobodo	Director	September 9, 2026
/s/ Steven Heilbron Steven Heilbron	Director	September 9, 2026
/s/ Lincoln Mali Lincoln Mali	Director	September 9, 2026
/s/ Venessa Naidoo Venessa Naidoo	Director	September 9, 2026
/s/ Ekta Singh-Bushell Ekta Singh-Bushell	Director	September 9, 2026
/s/ Dean Sparrow Dean Sparrow	Director	September 9, 2026

LESAKA TECHNOLOGIES, INC.

LIST OF CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and Board of Directors of Lesaka Technologies, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Lesaka Technologies, Inc. and subsidiaries (the Company) as of June 30, 2026 and 2025, the related consolidated statements of operations, comprehensive (loss) income, changes in equity, and cash flows for each of the years in the three-year period ended June 30, 2026, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2026 and 2025, and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2026, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of June 30, 2026, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated September 9, 2026 expressed an adverse opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of goodwill impairment test for certain reporting units

As discussed in Notes 2 and 10 to the consolidated financial statements, the Company recorded goodwill of $215,298 thousand as of June 30, 2026. The Company tests for impairment of goodwill on an annual basis and at any other time if events or circumstances change that could trigger an impairment test. The Company uses a discounted cash flow model to estimate the fair value for each reporting unit, which requires the Company to make significant estimates and certain assumptions related to the reporting units' revenue growth rates, terminal revenue growth rates, forecast period for certain reporting units and weighted average cost of capital.

We identified the assessment of the Company's goodwill impairment test for certain reporting units as a critical audit matter. Subjective auditor judgement and specialized skills and knowledge were required to evaluate certain assumptions used in the discounted cashflow model. Specifically, reporting units' revenue growth rates, terminal revenue growth rates, forecast period for certain reporting units and the weighted average cost of capital. Changes in these assumptions could have a significant impact on the fair value of the reporting units.

The following are the primary procedures we performed to address this critical audit matter:

- We evaluated the revenue growth rates by comparing the revenue growth rates against historic performance, approved budgets and challenged management on the expected future performance based on reporting unit specific factors.
- We performed sensitivity analyses over revenue growth rates and the forecast period of certain reporting units to assess their impact on the Company's determination of the fair values in respect to the reporting units.
- We involved valuation professionals with specialized skills and knowledge who assisted in:
    - independently recalculating the terminal revenue growth rates for the reporting units considering industry, product and country specific information;
    - evaluating the weighted average cost of capital, by developing an independent estimate of weighted average cost of

capital range and comparing it to the weighted average cost of capital selected by the Company for each reporting unit; and

- performing a sensitivity and scenario type analysis on terminal revenue growth rates and weighted average cost of capital to assess the impact of changes in those assumptions on the Company's determination of fair value for each reporting unit.

/s/ KPMG Inc.

We have served as the Company's auditor since 2024.
Johannesburg, Republic of South Africa

September 9, 2026

LESAKA TECHNOLOGIES, INC.
CONSOLIDATED BALANCE SHEETS
as of June 30, 2026 and 2025

	June 30, 2026	June 30, 2025
	(In thousands, except share data)	
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 81,409	$ 76,520
Restricted cash related to short-term credit facilities (Note 12)	129	119
Accounts receivable, net and other receivables (Note 4)	43,765	42,525
Finance loans receivable, net (Note 4)	103,810	74,110
Inventory (Note 5)	20,113	23,551
Total current assets before settlement assets	249,226	216,825
Settlement assets	18,504	27,098
Total current assets	267,730	243,923
PROPERTY, PLANT AND EQUIPMENT, NET (Note 1 and Note 7)	50,212	44,924
OPERATING LEASE RIGHT-OF-USE (Note 8)	20,161	9,691
EQUITY-ACCOUNTED INVESTMENTS (Note 9)	295	199
GOODWILL (Note 10)	215,298	199,395
INTANGIBLE ASSETS, NET (Note 10), including integrated platform - 2026: $73,211; 2025: $79,343	123,425	139,215
DEFERRED TAX ASSETS, NET(A)	12,470	10,338
OTHER LONG-TERM ASSETS, including equity securities (Note 9 and 11)	9,697	3,809
TOTAL ASSETS	699,288	651,494
LIABILITIES		
CURRENT LIABILITIES		
Short-term credit facilities (Note 12)	20,671	24,469
Accounts payable	23,986	19,867
Other payables (Note 13)(A)	83,262	76,035
Operating lease liability - current (Note 8)	4,408	4,007
Current portion of long-term borrowings (Note 12)	16,114	11,956
Income taxes payable	1,691	1,400
Total current liabilities before settlement obligations	150,132	137,734
Settlement obligations	18,530	26,695
Total current liabilities	168,662	164,429
DEFERRED TAX LIABILITIES, NET	28,379	33,921
OPERATING LEASE LIABILITY - LONG TERM (Note 8)	19,338	6,129
LONG-TERM BORROWINGS (Note 12)	194,597	188,813
OTHER LONG-TERM LIABILITIES, including insurance policy liabilities (Note 11)	3,988	2,991
TOTAL LIABILITIES	414,964	396,283
REDEEMABLE COMMON STOCK (Note 14)	78,972	88,957
EQUITY		
COMMON STOCK (Note 14)		
Authorized: 200,000,000 with $0.001 par value;		
Issued and outstanding shares, net of treasury - 2026: 83,306,794; 2025: 81,249,097(A)	84	84
PREFERRED STOCK		
Authorized shares: 50,000,000 with $0.001 par value;		
Issued and outstanding shares, net of treasury: 2026: - ; 2025: -	-	-
ADDITIONAL PAID-IN CAPITAL(A)	152,554	135,505
TREASURY SHARES, AT COST: 2026: 2,548,472; 2025: 3,999,049(A)	(234)	(7,059)
ACCUMULATED OTHER COMPREHENSIVE LOSS (Note 15)(A)	(166,319)	(185,626)
RETAINED EARNINGS(A)	219,267	216,509
TOTAL LESAKA EQUITY	205,352	159,413
NON-CONTROLLING INTEREST	-	6,841
TOTAL EQUITY	205,352	166,254
TOTAL LIABILITIES, REDEEMABLE COMMON STOCK AND SHAREHOLDERS' EQUITY	$ 699,288	$ 651,494

(A) Amounts for June 30, 2025 revised to correct the errors discussed in Note 1.
See accompanying notes to consolidated financial statements.

LESAKA TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
for the years ended June 30, 2026, 2025 and 2024

		2026		2025		2024
		(In thousands, except per share data)				
REVENUE (Note 16)	$	721,554	$	659,701	$	564,222
Services rendered		630,377		613,201		529,818
Loan-based fees received		65,696		37,344		29,948
Sale of goods		10,158		9,157		4,456
Income from rentals		15,323		-		-
EXPENSE						
Cost of goods sold, IT processing, servicing and support, exclusive of depreciation and amortization shown separately below(A)		490,834		487,186		443,293
Selling, general and administration, exclusive of depreciation and amortization shown separately below(A)		153,473		123,727		87,027
Movement in allowance for credit losses (Note 4)(B)		12,796		8,011		5,158
Depreciation and amortization		47,346		33,721		23,665
Transaction costs related to Adumo, Utilities and Bank Zero acquisitions and certain compensation costs (Note 3)		389		16,159		2,325
Impairment loss (Note 10)		4,035		18,863		-
OPERATING INCOME (LOSS)		12,681		(27,966)		2,754
CHANGE IN FAIR VALUE OF EQUITY SECURITIES (Note 6 and 9)		2,593		(59,828)		-
OTHER INCOME (Note 13)		3,883		-		-
REVERSAL OF ALLOWANCE FOR DOUBTFUL LOAN RECEIVABLE (Note 4 and Note 9)		1,500		-		250
NET LOSS ON IMPAIRMENT OF EQUITY-ACCOUNTED INVESTMENT/ LOSS ON DISPOSAL OF EQUITY-ACCOUNTED INVESTMENT (Note 9)		584		161		-
LOSS ON DISPOSAL OF EQUITY SECURITIES (Note 3)		730		-		-
INTEREST INCOME		2,889		2,596		2,294
INTEREST EXPENSE(A)		18,506		21,824		19,171
INCOME (LOSS) BEFORE INCOME TAX EXPENSE (BENEFIT)		3,726		(107,183)		(13,873)
INCOME TAX EXPENSE (BENEFIT) (Note 18)(A)		1,429		(15,982)		3,363
INCOME (LOSS) BEFORE EARNINGS (LOSS) FROM EQUITY-ACCOUNTED INVESTMENTS		2,297		(91,201)		(17,236)
EARNINGS (LOSS) FROM EQUITY-ACCOUNTED INVESTMENTS (Note 9)		215		114		(1,279)
NET INCOME (LOSS)		2,512		(91,087)		(18,515)
ADD NET LOSS ATTRIBUTABLE TO NON-CONTROLLING INTEREST		246		130		-
NET INCOME (LOSS) ATTRIBUTABLE TO LESAKA	$	2,758	$	(90,957)	$	(18,515)
Net earnings (loss) per share, in United States dollars (Note 19):						
Basic earnings (loss) attributable to Lesaka shareholders(A)	$	0.03	$	(1.19)	$	(0.29)
Diluted earnings (loss) attributable to Lesaka shareholders(A)	$	0.03	$	(1.19)	$	(0.29)

(A) Revised to correct the errors discussed in Note 1.

(B) Movement in allowance for credit losses for the years ended June 30, 2025, and 2024, were previously included in selling, general and administration.

See accompanying notes to consolidated financial statements.

LESAKA TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
for the years ended June 30, 2026, 2025 and 2024

	2026	2025	2024
		(In thousands)	
Net income (loss)	(A) $ 2,512	$ (91,087)	$ (18,515)
Other comprehensive income (loss), net of taxes:			
Movement in foreign currency translation reserve(A)	20,037	2,412	6,209
Movement in foreign currency translation reserve related to equity-accounted investments (Note 15)	-	-	489
Release of foreign currency translation reserve related to disposal/ impairment of equity-accounted investments (Note 9 and Note 15)	550	-	1,543
Release of foreign currency translation reserve related to disposal/ liquidation of subsidiaries (Note 15)	(520)	6	(952)
Total other comprehensive income, net of taxes	20,067	2,418	7,289
Comprehensive income (loss)	22,579	(88,669)	(11,226)
(Less) Add comprehensive (income) loss attributable to non-controlling interest	(518)	313	-
Comprehensive income (loss) attributable to Lesaka	$ 22,061	$ (88,356)	$ (11,226)

(A) Revised to correct the errors discussed in Note 1.
See accompanying notes to consolidated financial statements

LESAKA TECHNOLOGIES, INC.
Consolidated Statements of Changes in Equity for the year ended June 30, 2024 (dollar amounts in thousands)

	Lesaka Technologies, Inc. Shareholders											
	Number of Shares	Amount	Number of Treasury Shares	Treasury Shares	Number of shares, net of treasury	Additional Paid-In Capital	Retained Earnings	Accumulated other comprehensive loss	Total Lesaka Equity	Non-controlling Interest	Total	Redeemable common stock
Balance – July 1, 2023[(A)]	63,640,246	$ 64	-	$ -	63,640,246	$ 47,477	$ 325,981	$ (195,516)	$ 178,006	$ -	$ 178,006	$ 79,429
Treasury shares repurchased[(A)]	(319,522)	-	-	-	(319,522)	(1,495)			(1,495)		(1,495)	
Shares issued (Note 17)	194,454	-			194,454	-			-		-	
Restricted stock granted	1,002,241				1,002,241	-			-		-	
Exercise of stock options	54,287				54,287	165			165		165	
Stock-based compensation charge (Note 17)						8,045			8,045		8,045	
Reversal of stock-based compensation charge (Note 17)	(299,463)				(299,463)	(134)			(134)		(134)	
Stock-based compensation charge related to equity-accounted investment (Note 9)						(133)			(133)		(133)	
Net loss[(A)]							(18,515)		(18,515)	-	(18,515)	
Other comprehensive income (Note 15)[(A)]								7,289	7,289	-	7,289	
Balance – June 30, 2024[(A)]	64,272,243	$ 64	-	$ -	64,272,243	$ 53,925	$ 307,466	$ (188,227)	$ 173,228	$ -	$ 173,228	$ 79,429

(A) Revised to correct the errors discussed in Note 1.

LESAKA TECHNOLOGIES, INC.
Consolidated Statements of Changes in Equity for the year ended June 30, 2025 (dollar amounts in thousands)

	Lesaka Technologies, Inc. Shareholders											
	Number of Shares	Amount	Number of Treasury Shares	Treasury Shares	Number of shares, net of treasury	Additional Paid-In Capital	Retained Earnings	Accumulated other comprehensive loss	Total Lesaka Equity	Non-controlling Interest	Total	Redeemable common stock
Balance – July 1, 2024[(A)]	64,272,243	$ 64	-	$ -	64,272,243	$ 53,925	$ 307,466	$ (188,227)	$ 173,228	$ -	$ 173,228	$ 79,429
Treasury shares repurchased[(A)]	(371,187)	-	(5,091,410)	(11,929)	(5,462,597)	(1,731)			(13,660)		(13,660)	
Shares issued (Note 14) (Note 17)	19,960,181	19			19,960,181	73,237			73,256		73,256	9,528
Gain recognized related to issue of shares included in treasury shares (Note 3)	-	-	1,092,361	4,870	1,092,361	408			5,278		5,278	
Restricted stock granted	1,499,610				1,499,610	-			-		-	
Exercise of stock options	38,011	1			38,011	116			117		117	
Stock-based compensation charge (Note 17)						9,639			9,639		9,639	
Reversal of stock-based compensation charge (Note 17)	(150,712)				(150,712)	(89)			(89)		(89)	
Adumo non-controlling interest acquired (Note 3)						-			-	7,586	7,586	
Net loss[(A)]							(90,957)		(90,957)	(130)	(91,087)	
Dividends paid to non-controlling interests									-	(432)	(432)	
Other comprehensive income (loss) (Note 15)[(A)]								2,601	2,601	(183)	2,418	
Balance – June 30, 2025[(A)]	85,248,146	$ 84	(3,999,049)	$ (7,059)	81,249,097	$ 135,505	$ 216,509	$ (185,626)	$ 159,413	$ 6,841	$ 166,254	$ 88,957

(A) Revised to correct the errors discussed in Note 1.

LESAKA TECHNOLOGIES, INC.
Consolidated Statements of Changes in Equity for the year ended June 30, 2026 (dollar amounts in thousands)

	Lesaka Technologies, Inc. Shareholders											
	Number of Shares	Amount	Number of Treasury Shares	Treasury Shares	Number of shares, net of treasury	Additional Paid-In Capital	Retained Earnings	Accumulated other comprehensive loss	Total Lesaka Equity	Non-controlling Interest	Total	Redeemable common stock
Balance – July 1, 2025[(A)]	85,248,146	$ 84	(3,999,049)	$ (7,059)	81,249,097	$ 135,505	$ 216,509	$ (185,626)	$ 159,413	$ 6,841	$ 166,254	$ 88,957
Treasury shares repurchased	(84,758)	-	-	-	(84,758)	(339)			(339)		(339)	
Gain recognized related to issue of shares included in treasury shares (Note 3)			1,757,344	8,036	1,757,344	(51)			7,985	-	7,985	
Restricted stock granted	1,081,595				1,081,595	-			-		-	
Exercise of stock options	21,196	-			21,196	63			63		63	
Stock-based compensation charge (Note 17)						7,271			7,271		7,271	
Reversal of stock-based compensation charge (Note 17)	(410,913)				(410,913)	(302)			(302)		(302)	
Deconsolidation of Humble (Note 14)			(306,767)	(1,211)	(306,767)	-			(1,211)	(43)	(1,254)	
Transfer from redeemable common stock to additional paid-in-capital (Note 14)						9,985			9,985	-	9,985	(9,985)
Lesaka Hospitality non-controlling interest acquired (Note 14)				-		422			422	(7,312)	(6,890)	
Net income (loss)							2,758		2,758	(246)	2,512	
Dividends paid to non-controlling interests									-	-	-	
Other comprehensive income (Note 15)								19,307	19,307	760	20,067	
Balance – June 30, 2026	85,855,266	$ 84	(2,548,472)	$ (234)	83,306,794	$ 152,554	$ 219,267	$ (166,319)	$ 205,352	$ -	$ 205,352	$ 78,972

(A) Revised to correct the errors discussed in Note 1.

See accompanying notes to consolidated financial statements.

LESAKA TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF CASHFLOWS
for the years ended June 30, 2026, 2025 and 2024

	2026	2025	2024
		(In thousands)	
Cash flows from operating activities			
Net income (loss)[(A)]	$ 2,512	$ (91,087)	$ (18,515)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	47,346	33,721	23,665
Impairment loss (Note 10)	4,035	18,863	-
Movement in allowance for credit losses	12,796	8,011	5,158
Fair value adjustment related to financial liabilities	(238)	(120)	(853)
Change in fair value of equity securities (Note 6 and 9)	(2,593)	59,828	-
Other income	(3,883)	-	-
Loss on disposal of equity securities (Note 3)	730	-	-
Loss on impairment/ disposal of equity-accounted investment (Note 9)	584	161	-
Gain on deconsolidation of subsidiary	(848)	-	-
(Profit) Loss on disposal of property, plant and equipment	(316)	13	(305)
Stock-based compensation charge (Note 17)	6,969	9,550	7,911
(Earnings) Loss from equity-accounted investments (Note 9)	(215)	(114)	1,279
Reversal of allowance for doubtful loans receivable	(1,500)	-	(250)
Dividends received from equity-accounted investments	105	96	95
Interest payable	20	4,723	1,119
Facility fee amortized (Note 12)	413	429	443
Increase (Decrease) in income taxes payable	402	485	(400)
Deferred tax benefit[(A)]	(9,451)	(21,739)	(2,712)
Changes in net working capital			
Decrease (Increase) in accounts receivable (Note 20)	3,500	1,081	(10,873)
Increase in finance loans receivable (Note 20)	(34,421)	(34,614)	(10,029)
Decrease in inventory	6,704	169	9,840
Increase (Decrease) in accounts payable and other payables[(A)]	19,793	(12,164)	23,216
Deferred consideration included in other payables (Note 3 and Note 13)	-	13,586	-
Net cash provided by (used in) operating activities	52,444	(9,122)	28,789
Cash flows from investing activities			
Capital expenditures	(20,646)	(17,199)	(12,665)
Proceeds from disposal of property, plant and equipment	1,849	1,938	1,565
Acquisition of intangible assets	(4,403)	(3,900)	(294)
Acquisitions, net of cash acquired (Note 3)	(11,117)	(12,946)	(1,583)
Proceeds from disposal of equity securities (Note 6 and 9)	2,971	16,441	-
Investment in equity securities	(450)	-	-
Cash disposed on disposal of subsidiary	(165)	-	-
Proceeds from disposal of equity-accounted investment (Note 9)	-	-	3,508
Repayment of loans by equity-accounted investments	-	-	250
Acquisition of insurance entity investments	(4,598)	-	-
Net change in settlement assets	10,822	4,324	(7,196)
Net cash used in investing activities	(25,737)	(11,342)	(16,415)
Cash flows from financing activities			
Proceeds from bank overdraft (Note 12)	123,712	98,616	182,990
Repayment of bank overdraft (Note 12)	(129,417)	(90,309)	(199,642)
Long-term borrowings utilized (Note 12)	6,949	190,061	23,728
Repayment of long-term borrowings (Note 12)	(13,741)	(149,511)	(20,073)
Non-refundable deal origination fees/ guarantee fees (Note 12)	(285)	(970)	-
Repurchase of shares of common stock and treasury stock (Note 14)	(339)	(13,660)	(1,495)
Proceeds from exercise of stock options	63	116	165
Acquisition of non-controlling interests (Note 14)	(3,538)	-	-
Dividends paid to non-controlling interest	-	(432)	-
Net change in settlement obligations	(10,390)	(4,179)	7,214
Net cash (used in) provided by financing activities	(26,986)	29,732	(7,113)
Effect of exchange rate changes on cash	5,178	1,453	2,025
Net increase in cash, cash equivalents and restricted cash	4,899	10,721	7,286
Cash, cash equivalents and restricted cash – beginning of period	76,639	65,918	58,632
Cash, cash equivalents and restricted cash – end of period (Note 20)	$ 81,538	$ 76,639	$ 65,918

(A) Revised to correct the errors discussed in Note 1.

See accompanying notes to consolidated financial statements

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Description of Business

Lesaka Technologies, Inc. ("Lesaka" and collectively with its consolidated subsidiaries, the "Company"), formerly named Net 1 UEPS Technologies, Inc., was incorporated in the State of Florida on May 8, 1997. The Company provides financial technology solutions to underserviced consumers, merchants and enterprises, improving the way they manage their daily financial activities and increasing financial inclusion in the markets in which we operate. In plain terms, the Company helps its customers *pay, receive, borrow, insure and grow*: the Company enables them to make and accept payments, receive income such as wages and welfare grants, access credit, protect their families and assets through insurance, and grow their businesses and financial lives. The Company delivers these capabilities through three business divisions: Merchant, which provides payment acceptance, software, cash management, lending and alternative digital product solutions to merchants across our two channels; Community and Corporate. Consumer, which provides banking, lending and insurance solutions to consumers, principally recipients of social welfare grants in South Africa; and Enterprise, which provides payment processing, prepaid solutions and bill payment infrastructure connecting enterprises to consumers and businesses.

Basis of presentation

The accompanying consolidated financial statements include subsidiaries over which Lesaka exercises control and have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Implications of reverse acquisition concluded in June 2004

On June 7, 2004, Lesaka and the former shareholders of Net 1 Applied Technology Holdings Limited ("Aplitec") implemented a transaction under which the former shareholders of Aplitec obtained a majority voting interest in Lesaka. Aplitec was a holding company established and existing under the laws of Republic of South Africa and was liquidated and deregistered following the closing of the transaction. GAAP requires that the company whose shareholders retain a majority interest in a combined business be treated as the acquirer for accounting purposes. Consequently, this transaction was accounted for as a reverse acquisition. For the period from June 7, 2004, the financial information reported for the Company represents the consolidated results of Lesaka and Aplitec with Lesaka as the acquired entity.

Although Aplitec is deemed to be the acquiring company for financial and reporting purposes, the legal status of the Lesaka as the surviving corporation did not change.

Revision of Previously Issued Financial Statements

Understatement of cost and accumulated depreciation for computer equipment

In October 2025, the Company identified that it had understated its June 30, 2025, amounts of cost and accumulated depreciation for computer equipment as well as the totals for cost and accumulated depreciation by $6.5 million in the notes to the audited consolidated financial statements for the years ended June 30, 2025 and 2024. The carrying value of property, plant and equipment reported as of June 30, 2025, was not impacted by the error. The Company has recast the amounts of cost and accumulated depreciation for computer equipment as well as the totals for cost and accumulated depreciation by $6.5 million in the Property, Plant and Equipment, net note, refer to Note 7.

The Company assessed the materiality of this error and change in presentation on prior period consolidated financial statements in accordance with SEC Staff Accounting Bulletin ("SAB") No. 99 "Materiality" and SAB No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in the Current Year Financial Statements." Based on this assessment, the Company has concluded that previously issued financial statements were not materially misstated based upon overall considerations of both quantitative and qualitative factors.

Understatement of cost of goods sold, IT processing, servicing and support due to incorrect claim of indirect taxes

Subsequent to the issuance of the Company's Quarterly Report on Form 10-Q for the three months ended September 30, 2025, it determined that its certain indirect taxes had not been accounted for correctly in its consolidated balance sheet, consolidated statements of operations, consolidated statement of comprehensive loss, consolidated statement of changes in equity, consolidated statement of cash flows and related notes to the consolidated financial statements included in previously filed Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q since June 30, 2022, and these filings were incorrect. In these previous filings, the amount of certain indirect taxes were incorrectly claimed in monthly indirect tax submission to the taxing authority and were incorrectly excluded from the Company's reported cost of goods sold, IT processing, servicing and support in the consolidated statements of operations and other payables and retained earnings in the consolidated balance sheet. The corrected presentation in the revised consolidated financial statements includes certain indirect taxes in cost of goods sold, IT processing, servicing and support in the consolidated statements of operations and other payables and retained earnings in the consolidated balance sheet.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION (continued)

Revision of Previously Issued Financial Statements (continued)

Understatement of cost of goods sold, IT processing, servicing and support due to incorrect claim of indirect taxes (continued)

The Company has also determined that it may also be liable for penalties and interest related to the indirect taxes not paid in a timely manner and has recorded the penalties in the selling, general and administration expense and the interest in interest expense in the revised consolidated statements of operations. The cumulative sum of the penalties and interest are included in other payables and retained earnings in the revised consolidated balance sheet.

The Company has determined that at this time it is more likely than not that it will be unable to claim an income tax deduction related to the error, however, it is performing further analysis of its tax position with its external tax advisors. Therefore, there are no income tax adjustments reflected in these consolidated financial statements related to the correction of this error.

The Company has revised the previous presentations on the consolidated statements of operations for the years ended June 30, 2025 and 2024, and corrected them in this filing. The Company has also included the impact of the correction for the three months ended September 30, 2025, in the consolidated statements of operations for the year June 30, 2026, included in this filing. The impact of these revisions has increased cost of goods sold, IT processing, servicing and support, selling, general and administration expense and interest expense, and all subtotals from operating income to net income (loss) attributable to Lesaka for the affected periods.

The Company has revised the consolidated balance sheet as of June 30, 2025, and corrected it in this filing where these amounts are presented as comparative prior period amounts in other payables and retained earnings and affected subtotals and totals.

Specifically, for the year ended June 30, 2026, Cost of goods sold, IT processing, servicing and support increased by $0.2 million, Selling, general and administration expense increased by $0.06 million, Operating income decreased by $0.2 million, Interest expense increased by $0.1 million, and Net income attributable to Lesaka decreased by $0.4 million, as a result of the correction to amounts reported for the three months ended September 30, 2025. Basic and Diluted earnings per share for the year ended June 30, 2026, were not impacted by the correction to amounts reported for the three months ended September 30, 2025.

Correction of deferred tax asset included in deferred income taxes due to correction of intercompany transactions

While preparing its Annual Report on Form 10-K for the year ended June 30, 2026, the Company determined that certain intercompany transactions processed in previous periods were incorrectly recorded which resulted in the incorrect amount of deferred income taxes recorded in its consolidated balance sheet, consolidated statements of operations, consolidated statements of comprehensive loss, consolidated statements of changes in equity, consolidated statements of cash flows and related notes to the consolidated financial statements included in its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q since June 30, 2025, and these filings were incorrect. The deferred tax assets, net included in the Company’s consolidated balance sheet as of June 30, 2025, and subsequently presented balance sheets, were overstated by $2.2 million and retained earnings were overstated by $2.2 million. Income tax benefit for the year ended June 30, 2025, included in the consolidated statement of operations was overstated by $2.2 million. The corrected presentation in the revised consolidated financial statements includes adjustments for deferred taxes in income tax benefit in the consolidated statements of operations and deferred income taxes and retained earnings in the consolidated balance sheet.

The Company has revised the previous presentations on the consolidated statements of operations for the year ended June 30, 2025, and corrected them in this filing. The impact of these revisions has decreased income taxes benefit, and all subtotals from operating income to net income (loss) attributable to Lesaka for the affected periods. The Company has revised the consolidated balance sheet as of June 30, 2025, and corrected it in this filing where these amounts are presented as comparative prior period amounts in deferred tax assets, net and retained earnings and affected subtotals and totals.

The Company assessed the materiality of these errors and change in presentation on prior period consolidated financial statements in accordance with SAB No. 99“Materiality” and SAB No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in the Current Year Financial Statements.” Based on this assessment, the Company has concluded that previously issued financial statements were not materially misstated based upon overall considerations of both quantitative and qualitative factors.

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION (continued)

Revision of Previously Issued Financial Statements (continued)

The tables below present the impact of the revisions to specific captions to the Company's consolidated balance sheet and consolidated statements of operations for the periods identified.

Consolidated balance sheet

	June 30, 2025		
	As reported	Correction	As revised
Deferred tax assets, net	$ 12,554	$ (2,216)	$ 10,338
Other payables	72,079	3,956	76,035
Accumulated other comprehensive loss	(185,664)	38	(185,626)
		(2,216)	
Retained earnings	$ 222,719	$ (3,994)	$ 216,509

Consolidated statement of operations

	Year ended June 30, 2025		
	As reported	Correction	As revised
	(in thousands, except per share data)		
Cost of goods sold, IT processing, servicing and support	$ 486,546	$ 640	$ 487,186
Selling, general and administration, exclusive of depreciation and amortization(A)	131,512	226	131,738
Interest expense	21,453	371	21,824
Income tax expense (benefit)	$ (18,198)	$ 2,216	$ (15,982)
Basic earnings (loss) per share attributable to Lesaka shareholders	$ (1.14)	$ (0.05)	$ (1.19)
Diluted earnings (loss) per share attributable to Lesaka shareholders	$ (1.14)	$ (0.05)	$ (1.19)

(A) As reported for selling, general and administration, exclusive of depreciation and amortization includes the movement in allowance for credit losses of $8,011, which is now presented separately on the consolidated statement of operations.

Consolidated statement of operations

	Year ended June 30, 2024		
	As reported	Correction	As revised
	(in thousands, except per share data)		
Cost of goods sold, IT processing, servicing and support	$ 442,673	$ 620	$ 443,293
Selling, general and administration, exclusive of depreciation and amortization(A)	91,969	216	92,185
Interest expense	18,932	239	19,171
Basic earnings (loss) per share attributable to Lesaka shareholders	$ (0.27)	$ (0.02)	$ (0.29)
Diluted earnings (loss) per share attributable to Lesaka shareholders	$ (0.27)	$ (0.02)	$ (0.29)

(A) As reported for selling, general and administration, exclusive of depreciation and amortization includes the movement in allowance for credit losses of $5,158, which is now presented separately on the consolidated statement of operations.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION (continued)

Revision of Previously Issued Financial Statements (continued)

Correction of number of shares and amounts used for common stock and treasury shares and amounts for additional paid-in capital

Subsequent to the issuance of the Company's Quarterly Report on Form 10-Q for the three months ended March 31, 2026, it determined that the presentation of the number of shares and amounts used for common stock and treasury shares and the amount of additional paid-in capital in its consolidated balance sheets and consolidated statement of changes in equity and related notes to the consolidated financial statements included in previously filed Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q since June 30, 2006, were incorrect. In these previous filings, shares of Lesaka's common stock repurchased by Lesaka were incorrectly presented as treasury shares. Under the Florida Business Corporation Act, shares acquired directly by the issuing corporation are restored by operation of Florida law to the status of authorized but unissued shares. However, shares repurchased by a company are presented as treasury shares if (i) there is a provision in a corporation's articles of incorporation designating the repurchase of a corporation's shares as treasury shares, or (ii) in the case of a corporation whose shares are registered on a national securities exchange, the repurchased shares that have been designated as treasury shares in the corporation's bylaws or in resolutions of its board of directors. Shares repurchased by Lesaka were not designated as treasury shares under (i) or (ii) as described in the preceding sentence.

Guidance under U.S. GAAP requires that the repurchase of shares by a company should conform with applicable law and therefore the repurchase of shares of its common stock by Lesaka should have reduced the number of common stock and amount and the amount of additional paid-in capital presented. The corrected presentation in the revised consolidated financial statements includes the repurchases of common stock by Lesaka as a reduction of the number of shares of common stock and amount and reduces the amount of additional paid-in capital. Total Lesaka equity and the number of issued and outstanding shares are not affected by this revision. Acquisition of shares of Lesaka's common stock by its subsidiaries are not affected by the aforementioned rules and these shares will continue to be presented as treasury shares in these consolidated financial statements.

The Company assessed the materiality of this error and change in presentation on prior period consolidated financial statements in accordance with SAB No. 99"Materiality" and SAB No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in the Current Year Financial Statements." Based on this assessment, the Company has concluded that previously issued financial statements were not materially misstated based upon overall considerations of both quantitative and qualitative factors.

The Company has revised the previous presentations on the consolidated balance sheet as of June 30, 2025, and corrected them in this filing. The Company has also included the impact of the correction for the years ended June 30, 2025 and 2024, respectively, in the consolidated statement of changes in equity for the years ended June 30, 2025 and 2024, included in this filing. The impact of these revisions has decreased the amount for common stock, treasury shares, at cost, and additional paid-in capital on the consolidated balance sheet as of June 30, 2025. The impact of these revisions has decreased the number of shares and amount for common stock, decreased the number of shares and amount of treasury shares, and decreased the amount of additional paid-in capital on the consolidated statement of changes in equity for the years ended June 30, 2025 and 2024, respectively.

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION (continued)

Revision of Previously Issued Financial Statements (continued)

Correction of number of shares and amounts used for common stock and treasury shares and amounts for additional paid-in capital (continued)

The table below presents the impact of the revisions to specific captions to the Company's consolidated balance sheet as of June 30, 2025.

Consolidated balance sheet

	June 30, 2025		
	As reported	Correction	As revised
Common stock	$ 103	$ (19)	$ 84
Treasury shares, cost	(298,523)	291,464	(7,059)
Additional paid-in capital	$ 426,950	$ (291,445)	$ 135,505

The table below presents the impact of the revisions to specific captions to the Company's consolidated statement of changes in equity for the periods identified.

Consolidated statement of changes in equity

	Year ended June 30, 2025		
	As reported	Correction	As revised
	(in thousands, except per share data)		
Common stock:			
Balance - July 1, 2024:			
Number of shares	89,836,051	(25,563,808)	64,272,243
Amount	$ 83	$ (19)	$ 64
Treasury shares repurchased			
Number of shares	-	(371,187)	(371,187)
Balance - June 30, 2025:			
Number of shares	111,183,141	(25,934,995)	85,248,146
Amount	$ 103	$ (19)	$ 84
Treasury shares:			
Balance - July 1, 2024:			
Number of shares	(25,563,808)	25,563,808	-
Amount	$ (289,733)	$ 289,733	$ -
Treasury shares repurchased			
Number of shares	(5,462,597)	371,187	(5,091,410)
Amount	$ (13,660)	$ 1,731	$ (11,929)
Balance - June 30, 2025:			
Number of shares	(29,934,044)	25,934,995	(3,999,049)
Amount	$ (298,523)	$ 291,464	$ (7,059)
Additional paid-in capital:			
Balance - July 1, 2024:	$ 343,639	$ (289,714)	$ 53,925
Treasury shares repurchased	$ -	$ (1,731)	$ (1,731)
Balance - June 30, 2025:	$ 426,950	$ (291,445)	$ 135,505

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION (continued)

Revision of Previously Issued Financial Statements (continued)

Correction of number of shares and amounts used for common stock and treasury shares and amounts for additional paid-in capital (continued)

The table below presents the impact of the revisions to specific captions to the Company's consolidated statement of changes in equity for the periods identified.

Consolidated statement of changes in equity

	Year ended June 30, 2024		
	As reported	**Correction**	**As revised**
	(in thousands, except per share data)		
Common stock:			
Balance - July 1, 2023:			
Number of shares	88,884,532	(25,244,286)	63,640,246
Amount	$ 83	$ (19)	$ 64
Treasury shares repurchased			
Number of shares	-	(319,522)	(319,522)
Balance - June 30, 2024:			
Number of shares	89,836,051	(25,563,808)	64,272,243
Amount	$ 83	$ (19)	$ 64
Treasury shares:			
Balance - July 1, 2023:			
Number of shares	(25,244,286)	25,244,286	-
Amount	$ (288,238)	$ 288,238	$ -
Treasury shares repurchased			
Number of shares	(319,522)	319,522	-
Amount	$ (1,495)	$ 1,495	$ -
Balance - June 30, 2024:			
Number of shares	(25,563,808)	25,563,808	-
Amount	$ (289,733)	$ 289,733	$ -
Additional paid-in capital:			
Balance - July 1, 2023:	$ 335,696	$ (288,219)	$ 47,477
Treasury shares repurchased	$ -	$ (1,495)	$ (1,495)
Balance - June 30, 2024:	$ 343,639	$ (289,714)	$ 53,925

2. SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The financial statements of entities which are controlled by Lesaka, referred to as subsidiaries, are consolidated. Inter-company accounts and transactions are eliminated upon consolidation.

The Company, if it is the primary beneficiary, consolidates entities which are considered to be variable interest entities ("VIE"). The primary beneficiary is considered to be the entity that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both. The Company has an obligation to absorb the financial losses of the Lesaka Employee Share Trust ("Lesaka ESOP Trust") and also has the ability to control this trust and therefore it has been consolidated. This trust does not generate significant losses or residual returns.

Business combinations

The Company accounts for its business acquisitions under the acquisition method of accounting. The total value of the consideration paid for acquisitions is allocated to the underlying net assets acquired, based on their respective estimated fair values. The Company uses a number of valuation methods to determine the fair value of assets and liabilities acquired, including discounted cash flows, external market values, valuations on recent transactions or a combination thereof, and believes that it uses the most appropriate measure or a combination of measures to value each asset or liability. The Company recognizes measurement-period adjustments in the reporting period in which the adjustment amounts are determined.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Translation of foreign currencies

The primary functional currency of the consolidated entities is the South African Rand ("ZAR") and the Company's reporting currency is the U.S. dollar. Assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Revenues and expenses are translated at average rates for the period. Translation gains and losses are reported in accumulated other comprehensive income in total equity. The Company releases the foreign currency translation reserve included in accumulated other comprehensive income attributable to a foreign entity upon sale or complete, or substantially complete, liquidation of the investment in that foreign entity and includes the release in the gain or loss reported related to the sale or liquidation of the foreign entity.

Foreign exchange transactions are translated at the spot rate ruling at the date of the transaction. Monetary items are translated at the closing spot rate at the balance sheet date. Transactional gains and losses are recognized in selling, general and administration expense on the Company's consolidated statement of operations for the period.

Cash, cash equivalents and restricted cash

Cash and cash equivalents include cash on hand and funds deposited in bank accounts with financial institutions that are liquid, unrestricted and readily available. Restricted cash represents cash which is legally or contractually restricted as to use and includes cash related to cash withdrawn from the Company's debt facilities to fund ATMs as well cash in certain bank accounts that have been ceded to under certain of the Company's borrowings.

Allowance for credit losses

The Company uses historical default experience over the lifetime of loans in order to develop an expected loss rate for its lending books. The allowance for credit losses related to Consumer finance loans receivables is calculated by multiplying the expected loss rate with the month-end outstanding lending book. The allowance for credit losses related to Merchant finance loans receivables is calculated by adding together actual receivables in default plus multiplying the expected loss rate with the month-end outstanding lending book. The Company writes off microlending finance loans receivable and related service fees and interest if a borrower is in arrears with repayments for more than three months or is deceased. The Company writes off merchant and working capital finance receivables and related fees when it is evident that reasonable recovery procedures, including where deemed necessary, formal legal action, have failed.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Allowance for credit losses (continued)

For accounts receivables, the Company uses a lifetime loss rate by expressing write-off experience as a percentage of corresponding invoice amounts (as opposed to outstanding balances). The allowance for credit losses related to these receivables has been calculated by multiplying the lifetime loss rate with recent invoice/origination amounts. Non-recoverability is assessed based on a quarterly review by management of the ageing of outstanding amounts, the location and the payment history of the customer in relation to those specific amounts.

Inventory

Inventory is valued at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis and includes transport and handling costs.

Property, plant and equipment

Property, plant and equipment are shown at cost less accumulated depreciation. Property, plant and equipment are depreciated on the straight-line basis at rates which are estimated to amortize the assets to their anticipated residual values over their useful lives. Within the following asset classifications, the expected economic useful lives are approximately:

Vaults	10 years
Computer equipment	3 to 9 years
Office equipment	2 to 10 years
Vehicles	3 to 8 years
Furniture and fittings	3 to 15 years

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in income.

Leases

The Company determines whether an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use assets ("ROU"), operating lease liability - current, and operating lease liability – long term in its consolidated balance sheets. The Company does not have any significant finance leases as of June 30, 2026 and 2025, respectively, but its policy is to include finance leases in property and equipment, other payables, and other long-term liabilities in its consolidated balance sheets.

A ROU asset represents the Company's right to use an underlying asset for the lease term and the lease liabilities represent its obligation to make lease payments arising from the lease arrangement. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company's leases do not provide an implicit rate, the Company generally uses its incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The operating lease ROU asset also includes any lease prepayments made and excludes lease incentives. The terms of the Company's lease arrangements may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

The Company does not recognize right-of-use assets and lease liabilities for lease arrangements with a term of twelve months or less. The Company accounts for all components in a lease arrangement as a single combined lease component. Costs incurred in the adaptation of leased properties to serve the requirements of the Company (leasehold improvements) are capitalized and amortized over the shorter of the estimated useful life of the asset and the remaining term of the lease.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Equity-accounted investments

The Company uses the equity method to account for investments in companies when it has significant influence but not control over the operations of the company. Under the equity method, the Company initially records the investment at cost and thereafter adjusts the carrying value of the investment to recognize its proportional share of the equity-accounted company’s net income or loss. In addition, when an investment qualifies for the equity method (as a result of an increase in the level of ownership interest or degree of influence), the cost of acquiring the additional interest in the investee is added to the current basis of the Company’s previously held interest and the equity method would be applied subsequently from the date on which the Company obtains the ability to exercise significant influence over the investee.

The Company releases a pro rata portion of the foreign currency translation reserve related to an equity-accounted investment that is included in accumulated other comprehensive income to earnings upon the sale of a portion of its ownership interest in the equity-accounted investment. The release of the pro rata portion of the foreign currency translation reserve is included in the measurement of the gain or loss on sale of a portion of the Company’s ownership interest in the equity-accounted investment. The Company does not recognize cumulative losses in excess of its investment or loans in an equity-accounted investment except if it has an obligation to provide additional financial support.

Dividends received from an equity-accounted investment reduce the carrying value of the Company’s investment. The Company has elected to classify distributions received from equity method investees using the nature of the distribution approach. This election requires the Company to evaluate each distribution received on the basis of the source of the payment and classify the distribution as either operating cash inflows or investing cash inflows. The Company reviews its equity-accounted investments for impairment whenever events or circumstances indicate that the carrying amount of the investment may not be recoverable.

Goodwill

Goodwill represents the excess of the purchase price of an acquired enterprise over the fair values of the identifiable assets acquired and liabilities assumed based upon their estimated fair value at the date of purchase. The Company reviews the carrying value of goodwill annually or more frequently if circumstances indicate impairment has occurred.

Circumstances that could trigger an impairment test include but are not limited to: a significant adverse change in the business climate or legal factors; an adverse action or assessment by a regulator; unanticipated competition; loss of key personnel; the likelihood that a reporting unit or significant portion of a reporting unit will be sold or otherwise disposed; and results of testing for recoverability of a significant asset group within a reporting unit. If goodwill is allocated to a reporting unit and the carrying amount of the reporting unit exceeds the fair value of that reporting unit, an impairment loss is recorded in the statement of operations. Measurement of the fair value of a reporting unit is based on present value techniques of estimated future cash flows.

Intangible assets

Intangible assets are shown at cost less accumulated amortization. Intangible assets are amortized over the following useful lives:

Customer relationships	1 to 15 years
Software, integrated platform and unpatented technology	3 to 10 years
FTS patent	10 years
Exclusive licenses	7 years
Brands and trademarks	0.5 to 20 years

Intangible assets are periodically evaluated for recoverability, and those evaluations take into account events or circumstances that warrant revised estimates of useful lives or that indicate that impairment exists.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Debt and equity securities

Debt securities

The Company is required to classify all applicable debt securities as either trading securities, available for sale or held to maturity upon investment in the security.

Held to maturity

Debt securities acquired by the Company which it has the ability and the positive intent to hold to maturity are classified as held to maturity debt securities. The Company is required to make an election to classify these debt securities as held to maturity and these securities are carried at amortized cost. The amortized cost of held to maturity debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Interest received from the held to maturity security together with this amortization is included in interest income in the Company's consolidated statement of operations. The Company had a held to maturity security as of June 30, 2025. The Company uses historical default experience over the lifetime of debt securities in order to calculate a lifetime loss rate for its held to maturity debt securities. The Company had no held to maturity debt securities as of June 30, 2026. As of June 30, 2025, the carrying value of the Company's held to maturity debt securities was $0.

Impairment of debt securities

With regard to held to maturity debt securities, the Company considers (i) the ability and intent to hold the debt security for a period of time to allow for recovery of value (ii) whether it is more likely than not that the Company will be required to sell the debt security; and (iii) whether it expects to recover the entire carrying amount of the debt security. The Company records an impairment loss in its consolidated statement of operations representing the difference between the debt securities carrying value and the current fair value as of the date of the impairment if the Company determines that it intends to sell the debt security or if that it is more likely than not that it will be required to sell the debt security before recovery of the amortized cost basis. However, the impairment loss is split between a credit loss and a non-credit loss for debt securities that the Company determines that it does not intend to sell or that it is more likely than not that it will not be required to sell the debt securities before the recovery of the amortized cost basis. The credit loss portion, which is measured as the difference between the debt security's cost basis and the present value of expected future cash flows, is recognized in the Company's consolidated statement of operations. The non-credit loss portion, which is measured as the difference between the debt security's cost basis and its current fair value, is recognized in other comprehensive income, net of applicable taxes.

Equity securities

Equity securities are measured at fair value. Changes in the fair value of equity securities are recorded in the Company's consolidated statement of operations within the caption titled "change in fair value of equity securities". The Company may elect to measure equity securities without readily determinable fair values at its cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer ("cost minus changes in observable prices equity securities"). Changes in the fair value of the Company's cost minus changes in observable prices equity securities are discussed in Note 9. The Company performs a qualitative assessment on a quarterly basis and recognizes an impairment loss if there are sufficient indicators that the fair value of the equity security is less than its carrying value.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Policy reserves and liabilities

Reserves for policy benefits and claims payable

The Company determines its reserves for policy benefits under its life insurance products using models which estimate claims incurred that have not been reported, expenses that are expected to be incurred when settling these claims, and the total present value of disability claims-in-payment at the balance sheet date. These models allow for best estimate assumptions based on experience (where sufficient) plus a risk adjustment for non-financial risk, as required in the markets in which these products are offered, namely South Africa.

The best estimate assumptions include (i) mortality and morbidity assumptions reflecting the company's most recent experience, (ii) expense assumptions based on the expected claims handling cost and (iii) claim reporting delays reflecting Company specific and industry experience. The disability claims-in-payment reserve is largely reinsured and the reported values were based on the reserve held by the relevant reinsurer. The values of matured guaranteed endowments are increased by late payment interest.

Deposits on investment contracts

For the Company's interest-sensitive life contracts, liabilities approximate the policyholder's account value.

Reinsurance contracts held

The Company enters into reinsurance contracts with reinsurers under which the Company is compensated for the entire amount or a portion of losses arising on one or more of the insurance contracts it issues.

The expected benefits to which the Company is entitled under its reinsurance contracts held are recognized as reinsurance assets. These assets consist of short-term balances due from reinsurers (classified within Accounts receivable, net and other receivables) as well as long-term receivables (classified within other long-term assets) that are dependent on the expected claims and benefits arising under the related reinsurance contracts. Amounts recoverable from or due to reinsurers are measured consistently with the amounts associated with the reinsured contracts and in accordance with the terms of each reinsurance contract. Reinsurance assets are assessed for impairment at each balance sheet date. If there is reliable objective evidence that amounts due may not be recoverable, the Company reduces the carrying amount of the reinsurance asset to its recoverable amount and recognizes that impairment loss in its consolidated statement of operations. Reinsurance premiums are recognized when due for payment under each reinsurance contract.

Redeemable common stock

Common stock that is redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of Company is presented outside of total Lesaka equity (i.e. permanent equity). Redeemable common stock is initially recognized at issuance date fair value and the Company does not adjust the issuance date fair value if redemption is not probable. The Company re-measures the redeemable common stock to the maximum redemption amount at the balance sheet date once redemption is probable. Reduction in the carrying amount of the redeemable common stock is only appropriate to the extent that the Company has previously recorded increases in the carrying amount of the redeemable equity instrument as the redeemable common stock may not be carried at an amount that is less than the initial amount reported outside of permanent equity.

Redeemable common stock is reclassified as permanent equity when presentation outside permanent equity is no longer required (if, for example, a redemption feature lapses, or there is a modification of the terms of the instrument). The existing carrying amount of the redeemable common stock is reclassified to permanent equity at the date of the event that caused the reclassification and prior period consolidated financial statements are not adjusted.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

The Company recognizes revenue upon transfer of control of promised products or services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. The Company enters into contracts that can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations based on observable standalone selling prices. Revenue is recognized net of allowances for returns and any taxes collected from customers, which are subsequently remitted to governmental authorities.

Nature of products and services

Acquiring

The Company provides its customers with acquiring processing services that involve the collection, transmittal and retrieval of all transaction data in exchange for consideration upon completion of the transaction and recognizes revenue from these activities at a point in time. In certain instances, the Company also provides a funds collection and settlement service for its customers and recognizes revenue from these activities at a point in time.

ADP

The Company purchases airtime vouchers for resale to customers and acts as a principal in these transactions. Airtime purchased for resale is included in inventory and released to cost of goods sold, IT processing, servicing and support upon sale of the inventory. The Company negotiates and agrees sales prices for airtime sales with its customers and revenue is measured at the agreed contractual price. The Company recognizes revenue when the airtime is delivered to the customer.

The Company, as a transaction processor and in the capacity of an agent, facilitates the delivery of ADP to its customers (including prepaid airtime vouchers, prepaid electricity and gaming vouchers) and earns a commission once these services are delivered to the customer. The Company recognizes revenue from these activities at a point in time. Revenue from these transactions fluctuates based on the volume of ADP services distributed.

The Company provides its customers with transaction processing services that involve the collection, transmittal and retrieval of all transaction data (including related to bill payments) in exchange for consideration upon completion of the transaction and recognizes revenue from these activities at a point in time. In certain instances, the Company also provides a funds collection and settlement service for its customers and recognizes revenue from these activities at a point in time.

Cash

The Company provides customers with cash management and digitization services which enables its merchant customers to deposit cash into digital vaults operated by the Company, after which the funds are then electronically accessible by customers to either transfer to their nominated bank account or to pay certain pre-selected suppliers and recognizes revenue from these activities at a point in time. The Company considers each of these services as a single performance obligation. The Company’s contracts specify a transaction price for services provided. Cash revenue fluctuates based on the type and the volume of transactions processed. Revenue is recognized on the completion of the processed transaction and recognizes revenue at a point in time.

Software

The Company provides rental and support services under a master rental agreement with customers. Control of the rental asset is transferred through the right of use on a monthly basis as per the master rental agreement terms. Customers are required to pay the monthly rental and support fee in advance. The performance obligation for the service component is provided over the month and revenue is recognized at the end of the month. The Company recognizes revenue from these activities over time.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

Nature of products and services (continued)

Lending

The Company provides short-term loans to merchants in South Africa and levies interest on the amount lent. The Company does not charge these customers up-front initiation fees or monthly service fees. Interest earned from customers is recognized using the effective interest rate method, which requires the utilization of the rate of return implicit in the loan, that is, the contractual interest rate adjusted for any net deferred loan fees or costs, premium, or discount existing at the origination or acquisition of the loan. The interest rate included in the contract with the customer generally changes with changes to benchmark rates of interest set by the South African Reserve Bank ("SARB").

The Company also provides short-term loans to customers (consumers) in South Africa and charges up-front initiation fees, interest and monthly service fees. Interest earned from customers is recognized using the effective interest rate method, which requires the utilization of the rate of return implicit in the loan, that is, the contractual interest rate adjusted for any net deferred loan initiation fees or costs, premium, or discount existing at the origination or acquisition of the loan. Monthly service fee revenue is recognized under the contractual terms of the loan. The monthly service fee are earned over time and is fixed upon initiation and does not change over the term of the loan and is recognized when billed on a monthly basis.

Transactional fees

Customers serviced by the Company's Consumer operating segment that have a bank account managed by the Company are issued cards that can be utilized to withdraw funds at an ATM or to transact at a merchant point of sale device ("POS"). The Company also earns transaction fees from transactions processed for these customers. The Company's contracts specify a transaction price for each service provided (for instance, ATM withdrawal, balance enquiry, etc.). Transaction revenue fluctuates based on the type and volume of transactions performed by the customer. Revenue is recognized on the completion of the processed transaction at a point in time.

The Company also provides bank accounts to customers and this service is underwritten by a regulated banking institution because the Company is not a bank. The Company charges its customers a fixed monthly bank account administration fee for all active bank accounts regardless of whether the account holder has transacted or not. The Company recognizes account holder fees on a monthly basis on all active bank accounts, which are earned over time and billed on a monthly basis. Revenue from account holders' fees fluctuates based on the number of active bank accounts.

Insurance

The Company writes life insurance contracts, and policy holders pay the Company a monthly insurance premium at the beginning of each month. Premium revenue is recognized on a monthly basis net of policy lapses. Policy lapses are provided for on the basis of expected non-payment of policy premiums.

Utilities

The Company facilitates the delivery of prepaid electricity tokens to its customers and earns a commission from the delivery of these tokens. The Company recognizes revenue from these activities at a point in time.

Other

The Company supplies hardware and licenses for its customers to use the Company's technology. Hardware includes the sale of POS devices, SIM cards and other consumables which can occur on an ad hoc basis. The Company recognizes revenue from hardware at the transaction price specified in the contract as the hardware is delivered to the customer. Licenses include the right to access certain technology developed by the Company and the associated revenue is recognized ratably over the license period.

Accounts Receivable, Contract Assets and Contract Liabilities

The Company recognizes accounts receivable when its right to consideration under its contracts with customers becomes unconditional. The Company has no contract assets or contract liabilities.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Research and development expenditure

Research and development expenditure is charged to net income in the period in which it is incurred. During the years ended June 30, 2026, 2025 and 2024, the Company incurred research and development expenditures of $0.8 million, $0.5 million and $0.5 million, respectively.

Computer software development

Product development costs in respect of software intended for sale to licensees are expensed as incurred until technological feasibility is attained. Technological feasibility is attained when the Company's software has completed system testing and has been determined to be viable for its intended use. Once technological feasibility is reached, the Company capitalized such costs and amortizes these costs over the products' estimated life. The time between the attainment of technological feasibility and completion of software development is generally short with insignificant amounts of development costs incurred during this period.

Costs in respect of the development of software for the Company's internal use are expensed as incurred, except to the extent that these costs are incurred during the application development stage. All other costs including those incurred in the project development and post-implementation stages are expensed as incurred.

Income taxes

The Company provides for income taxes using the asset and liability method. This approach recognizes the amount of income taxes payable or refundable for the current year, as well as deferred tax assets and liabilities for the future tax consequence of events recognized in the financial statements and tax returns. Deferred taxes are adjusted to reflect the effects of changes in tax laws or rates in the period of enactment. The majority of the Company's income taxes and deferred tax balances arise in the South Africa. The Company used the enacted statutory tax rate of 27% for the years ended June 30, 2026, 2025 and 2024 to measure current tax expense (benefit) and deferred tax expense (benefit) in South Africa. The Company measured its South African current tax expense for the years ended June 30, 2026 and 2025 and its South African deferred tax assets and liabilities as of June 30, 2026 and 2025, using the enacted statutory tax rate in South Africa of 27%.

In establishing the appropriate deferred tax asset valuation allowances, the Company assesses the realizability of its deferred tax assets, and based on all available evidence, both positive and negative, determines whether it is more likely than not that the deferred tax assets or a portion thereof will be realized. The Company does not consider future reversals of existing taxable temporary differences associated with indefinite lived assets where the timing of the reversal cannot be predicted as a source of income to support deferred tax assets for carryforward that do not expire.

Unrecognized tax benefits are recorded in the financial statements for positions which are not considered more likely than not, based on the technical merits of the position, of being sustained upon examination by the taxing authorities. For positions that meet the more likely than not standard, the measurement of the tax benefit recognized in the financial statements is based upon the largest amount of tax benefit that, in management's judgement, is greater than 50% likely of being realized based on a cumulative probability assessment of the possible outcomes. The Company's policy is to include interest related to income taxes in interest expense and penalties in selling, general and administration in the consolidated statements of operations.

The Company has elected the period cost method and records U.S. inclusions in taxable income related to global intangible low taxed income ("GILTI") as a current-period expense when incurred.

Stock-based compensation

Stock-based compensation represents the cost related to stock-based awards granted. The Company measures equity-based stock-based compensation cost at the grant date, based on the estimated fair value of the award, and recognizes the cost as an expense on a straight-line basis (net of estimated forfeitures) over the requisite service period. In respect of awards with only service conditions that have a graded vesting schedule, the Company recognizes compensation cost on a straight-line basis over the requisite service period for the entire award. The forfeiture rate is estimated using historical trends of the number of awards forfeited prior to vesting. The expense is recorded in the statement of operations and classified based on the recipients' respective functions. The Company records deferred tax assets for awards that result in deductions on the Company's income tax returns, based on the amount of compensation cost recognized and the Company's statutory tax rate in the jurisdiction in which it will receive a deduction. Differences between the deferred tax assets recognized for financial reporting purposes and the actual tax deduction reported on the Company's income tax return are recorded in income tax expense in the consolidated statement of operations.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Equity instruments issued to third parties

Equity instruments issued to third parties for services provided represents the cost related to equity instruments granted. The Company measures this cost at the grant date, based on the estimated fair value of the award, and recognizes the cost as an expense on a straight-line basis (net of estimated forfeitures) over the requisite service period. The forfeiture rate is estimated based on the Company's expectation of the number of awards that will be forfeited prior to vesting. The Company records deferred tax assets for equity instrument awards that result in deductions on the Company's income tax returns, based on the amount of equity instrument cost recognized and the Company's statutory tax rate in the jurisdiction in which it will receive a deduction. Differences between the deferred tax assets recognized for financial reporting purposes and the actual tax deduction reported on the Company's income tax return are recorded in the statement of operations.

Settlement assets and settlement obligations

The Company provides customers with cash management and digitization services which enable its merchant customers to deposit cash into digital vaults operated by the Company, after which the funds are then electronically accessible by customers to either transfer to their nominated bank account or to pay certain pre-selected suppliers.

Settlement assets comprise (1) cash received from merchant customers from cash deposits into the Company's vaults, which are then electronically accessible by customers to either transfer to their nominated bank account or to pay certain pre-selected suppliers, (2) cash received from credit card companies (as well as other types of payment services) which have business relationships with merchants selling goods and services that are the Company's customers and on whose behalf it processes the transactions between various parties, and (3) cash received from gift card customers.

Settlement obligations comprise (1) amounts that the Company is obligated to disburse to merchant customers or to their nominated pre-selected suppliers, (2) amounts that the Company is obligated to disburse to merchants selling goods and services that are the Company's customers and on whose behalf it processes the transactions between various parties and settles the funds from the credit card companies to the Company's merchant customers, and (3) amounts that the Company is obliged to pay to various parties as a result of transaction performed using gift cards.

The balances at each reporting date may vary widely depending on the timing of the receipts and payments of these assets and obligations.

Recent accounting pronouncements adopted

In December 2023, the Financial Accounting Standards Board ("FASB") issued guidance regarding *Income Taxes (Topic 740)* to improve income tax disclosure requirements. The guidance requires entities, on an annual basis, to (1) disclose specific categories in the income tax rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than five percent of the amount computed by multiplying pre-tax income or loss by the applicable statutory income tax rate). This guidance was effective for the Company beginning July 1, 2025 for its year ended June 30, 2026. Refer to Note 18.

Recent accounting pronouncements not yet adopted as of June 30, 2026

In November 2024, the FASB issued guidance regarding *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40)* which requires disaggregated disclosure of income statement expenses for public business entities. The guidance does not change the expense captions an entity presents on the face of the income statement; rather, it requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements. This guidance is effective for the Company beginning July 1, 2027, and interim reporting periods during that fiscal year. Early adoption is permitted. The Company is currently assessing the impact of this guidance on its financial statements and related disclosures.

In July 2025, the FASB issued guidance regarding *Financial Instruments-Credit Losses (Topic 326) Measurement of Credit Losses for Accounts Receivable and Contract Assets* which amends current guidance to provide a practical expedient (for all entities) and an accounting policy election (for all entities, other than public business entities, that elect the practical expedient) related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under *Revenue From Contracts With Customers (Topic 606).* This guidance is effective for the Company beginning July 1, 2026, and interim reporting periods during that fiscal year. The Company will apply the guidance from the effective date and elect the practical expedient. The Company does not expect the impact of this guidance to be material on its financial statements and related disclosures.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements not yet adopted as of June 30, 2026 (continued)

On September 18, 2025, the FASB issued guidance regarding *Intangibles—Goodwill and Other— Internal-Use Software (Subtopic 350-40)* which amends certain aspects of the accounting for and disclosure of software costs under ASC 350-40. The new guidance makes targeted improvements to existing guidance but does not fully align the framework for accounting for internally developed software costs that are subject to ASC 350-40 with the framework applied to software to be sold or marketed externally that is subject to guidance regarding *Costs of Software to Be Sold, Leased, or Marketed (Subtopic ASC 985-20)*. The new guidance also does not amend the guidance on costs of software licenses that are within the scope of ASC 985-20. The amendments supersede the guidance on website development costs in guidance regarding *Website Development Costs (Subtopic ASC 350-50)* and relocate that guidance, along with the recognition requirements for development costs specific to websites, to ASC 350-40. This guidance is effective for the Company beginning July 1, 2028, and interim reporting periods during that fiscal year. Early adoption is permitted. Entities may apply the guidance prospectively, retrospectively, or via a modified prospective transition method. The modified prospective transition approach would allow entities to account for an in-process project that, before the transition date, met the capitalization requirements but would no longer meet the requirements for capitalization under the new guidance by derecognizing the capitalized costs for that in-process project through a cumulative-effect adjustment to the opening balance of retained earnings. The Company is currently assessing the impact of this guidance on its financial statements and related disclosures.

On December 8, 2025, the FASB issued guidance regarding *Interim Reporting (Topic 270)* which is intended to improve the navigability of the guidance in ASC 270 and clarify when it applies. Under the amendments, an entity is subject to ASC 270 if it provides "interim financial statements and notes in accordance with GAAP." The updated guidance also addresses the form and content of such financial statements, adds lists to ASC 270 of the interim disclosures required by all other Codification topics, and establishes a principle under which an entity must "disclose events since the end of the last annual reporting period that have a material impact on the entity." As the FASB stated in the proposed guidance and reiterates in the ASU, the amendments are not intended to "change the fundamental nature of interim reporting or expand or reduce current interim disclosure requirements." This guidance is effective for the Company beginning July 1, 2028, and interim reporting periods during that fiscal year. Early adoption is permitted. Entities may apply the guidance prospectively or retrospectively.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

3. ACQUISITIONS AND DISPOSITIONS

The cash paid, net of cash received related to the Company's acquisition during the years ended June 30, 2026, 2025 and 2024, is summarized in the table below:

	2026	2025	2024
Total cash paid	$ 13,294	$ 24,161	$ 2,248
Less: cash acquired	2,177	11,215	665
Total cash paid, net of cash received	$ 11,117	$ 12,946	$ 1,583

Acquisitions

2027 Proposed acquisitions of Bank Zero

On June 26, 2025, Lesaka SA entered into a Transaction Implementation Agreement (the "Transaction Implementation Agreement") with Zero Research Proprietary Limited ("Zero Research"), Bank Zero Mutual Bank ("Bank Zero"), and other parties identified in Annexure A to the Transaction Implementation Agreement (being all of the shareholders of Bank Zero save for Zero Research and Naught Holdings Ltd, the "Bank Zero Sellers"), the parties listed in Annexure B to the Transaction Implementation Agreement (being all of the shareholders of Zero Research save for Naught Holdings Ltd, the "Zero Research Sellers") and Naught Holdings Ltd. All amounts below translated at the closing rate of $1: ZAR 17.76 as of June 30, 2025.

The purchase consideration payable by Lesaka SA in exchange for the relevant shares in Bank Zero and the subscription consideration payable by Lesaka SA in exchange the subscription shares will be settled through a combination of delivery of Lesaka shares of common stock and up to ZAR 91.0 million ($5.1 million) in cash. Zero Research will apply the cash and Lesaka shares received by it to settle the repurchase consideration due to the Zero Research Sellers. Following implementation of each of these steps, and subject to the below adjustment, the Bank Zero Sellers, Zero Research Sellers and Naught Holdings Ltd will own approximately 12% of Lesaka's fully diluted shares at the time of completion of the proposed transaction. The Transaction Implementation Agreement allows a mechanism (in certain circumstances) pursuant to which the Bank Zero Sellers and the Zero Research Sellers may acquire fewer shares in Lesaka and a larger cash consideration.

The Transaction Implementation Agreement includes customary interim period undertakings which required each of Zero Research and Bank Zero, among other things (i) to conduct their business in the ordinary course during the period between the execution of the Transaction Implementation Agreement and the closing of the transaction contemplated thereby, and (ii) not to engage in certain kinds of transactions during such period. The Transaction Implementation Agreement is subject to the fulfilment of certain conditions precedent. The Transaction Implementation Agreement will lapse if all of the conditions precedent are not met or not waived by January 31, 2027 (or such later date as may be agreed).

Bank Zero and Lesaka SA have agreed to implement a long-term incentive arrangement following implementation of the transaction, under which an agreed portion of a number of shares of Lesaka's shares of common stock calculated will be granted by (i) dividing ZAR 70.0 million ($3.9 million) by an agreed value (as defined in the Transaction Implementation Agreement) (the "Retention LTIP Shares") and (ii) dividing ZAR 30.0 million ($1.7 million) by such agreed value (the "Performance LTIP Shares"). The Retention LTIP Shares will be subject to time and certain performance-based vesting conditions. The terms of the long-term incentive plan are required to be considered, and if necessary approved, by Lesaka's remuneration committee.

The Company incurred transaction-related expenditures of $0.4 million and $0.6 million during the years ended June 30, 2026 and 2025, respectively, related to the proposed acquisition of Bank Zero. The Company's accruals presented in Note 13 of as June 30, 2026, includes an accrual of transaction related expenditures of $0.4million and the Company expects to incur further transaction costs of $0.2 million during the 2027 fiscal year.

2026 Acquisitions

Atom Operations Proprietary Limited

On November 10, 2025, the Company, through its wholly owned subsidiary, Prism Holdings Proprietary Limited ("Prism"), entered into a Sale of Shares Agreement (the "Atom Purchase Agreement") with Gravaton Investments Proprietary Limited ("Gravaton") and Atom Operations Proprietary Limited ("Atom"). Pursuant to the Atom Purchase Agreement and subject to its terms and conditions, Prism agreed to acquire, and Gravaton agreed to sell, all of the outstanding equity interests in Atom for a total purchase consideration of $0.7 million which comprised of $0.4 million (ZAR 6.0 million, translated at December 1, 2025 exchange rates) in cash and 76,716 shares of the Company's shares of common stock (which had an aggregate value of $0.3 million (76,716 multiplied by $3.95) on closing). The transaction closed on December 1, 2025. The Company did not incur any significant transaction costs related to this acquisition.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

3. ACQUISITIONS AND DISPOSITIONS (continued)

2026 Acquisitions (continued)

Mobilemart Proprietary Limited

On January 30, 2026, the Company, through Prism, entered into a Sale of Shares Agreement (the "Mobilemart Purchase Agreement") with BASA Ventures Proprietary Limited ("BASA") and Mobilemart Proprietary Limited ("MobileMart"). Pursuant to the Mobilemart Purchase Agreement and subject to its terms and conditions, Prism agreed to acquire, and BASA agreed to sell, all of the outstanding equity interests in MobileMart for a total purchase consideration of $2.5 million (ZAR 40.0 million, translated at February 6, 2026 exchange rates) in cash. The transaction closed on February 6, 2026. The Company did not incur any significant transaction costs related to this acquisition.

These acquisitions were allocated to our Enterprise operating segment.

Pro forma results related to acquisitions

Pro forma results of operations have not been presented for the acquisitions of Atom and MobileMart because the effect of these acquisitions, individually and in aggregate, are not material to the Company. Since the closing of these acquisitions, they have contributed revenue and net loss of $10.9 million and $0.2 million, respectively, for the year ended June 30, 2026.

2025 Acquisitions

October 2024 acquisition of Adumo

On May 7, 2024, the Company entered into a Sale and Purchase Agreement (the "Purchase Agreement") with Lesaka SA, and Crossfin Apis Transactional Solutions (Pty) Ltd and Adumo ESS (Pty) Ltd ("the Sellers"). Pursuant to the Purchase Agreement and subject to its terms and conditions, Lesaka, through its subsidiary, Lesaka SA, agreed to acquire, and the Sellers agreed to sell, all of the outstanding equity interests and certain claims in the Adumo (RF) Proprietary Limited ("Adumo"). The transaction closed on October 1, 2024.

Adumo is an independent payments and commerce enablement platform in Southern Africa, with operations across South Africa, Namibia, Botswana and Kenya. For more than two decades, Adumo facilitated physical and online commerce between retail merchants and end-consumers by offering a unique combination of payment processing and integrated software solutions, which currently include embedded payments, integrated payments, reconciliation services, merchant lending, customer engagement tools, card issuing program management and data analytics.

Adumo operated across three businesses, which provided payment processing and integrated software solutions to different end markets:

- The Adumo Payments business offers payment processing, integrated payments and reconciliation solutions to small-and-medium ("SME") merchants in South Africa, Namibia and Botswana, and the Lesaka Payouts Proprietary Limited, formerly known as Adumo Payouts Proprietary Limited , ("Lesaka Payouts"), business provides card issuing program management to corporate clients such as Anglo American and Coca-Cola (Lesaka Payments Proprietary Limited, formerly known as Adumo Payments Proprietary Limited ("Lesaka Payments") was allocated to Merchant operating segment and Lesaka Payouts was allocated to the Consumer operating segment);
- The Adumo ISV business, Lesaka Hospitality Proprietary Limited, formerly known as GAAP Point of Sale Proprietary Limited ("Lesaka Hospitality"), has operations in South Africa, Botswana and Kenya, and clients in a number of other countries, and is the leading provider of integrated point-of-sales software and hardware to the hospitality industry in Southern Africa, serving clients such as KFC, McDonald's, Pizza Hut, Nando's and Krispy Kreme (Adumo ISV was allocated to Merchant operating segment); and
- The Adumo Ventures business offers online commerce solutions (Lesaka Online Proprietary Limited, formerly known as Adumo Online Proprietary Limited, ("Lesaka Online")), cloud-based, multi-channel point-of-sales solutions (Humble Software Proprietary Limited ("Humble") and an aggregated payment and credit platform for in-store and online commerce (SwitchPay Proprietary Limited ("SwitchPay") to SME merchants and corporate clients in South Africa and Namibia (Adumo Venture was allocated to the Merchant operating segment).

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

3. ACQUISITIONS (continued)

2025 Acquisitions (continued)

October 2024 acquisition of Adumo (continued)

The total purchase consideration was ZAR 1.67 billion ($96.2 million) and comprised the issuance of 17,279,803 shares of the Company's common stock ("Consideration Shares") with a value of $82.8 million (17,279,803 multiplied by $4.79 per share) and cash of $13.4 million. The purchase consideration was settled through the combination of the Consideration Shares and a ZAR 232.2 million ($13.4 million, translated at the prevailing rate of $1: ZAR 17.3354 as of October 1, 2024) payment in cash. The Company's closing price on the Johannesburg Stock Exchange on October 1, 2024, was ZAR 83.05 ($4.79 using the October 1, 2024, $1: ZAR exchange rate). Certain indirect shareholders of the sellers were investors in Adumo and the Company. These shareholders ultimately received an aggregate of 1,989,162 shares of the Company's common stock at a price of $4.79 which was included in redeemable common stock (refer to Note 14).

The closing of the transaction was subject to customary closing conditions which we fulfilled prior to closing. The Company agreed to file a resale registration statement with the United States Securities and Exchange Commission ("SEC") covering the resale of the Consideration Shares by the Sellers. The resale registration statement was declared effective by the SEC on December 6, 2024.

The Company incurred transaction-related expenditures of $0.003 million, $1.6 million and $2.3 million during the years ended June 30, 2026, 2025 and 2024, respectively, related to the acquisition of Adumo.

March 2025 acquisition of Utilities

On November 19, 2024, the Company, through Lesaka SA, entered into a Sale of Shares Agreement (the "Utilities Purchase Agreement") with Imtiaz Dhooma (Utilities' former chief executive officer) and Ninety Nine Proprietary Limited ("the Seller"). Pursuant to the Utilities Purchase Agreement and subject to its terms and conditions, Lesaka, through its subsidiary, Lesaka SA, agreed to acquire, and the Seller agreed to sell, all of the outstanding equity interests in Lesaka Utilities Proprietary Limited, previously known as Recharger Proprietary Limited ("Utilities"). The transaction closed on March 3, 2025.

At the same time, Utilities also entered into independent contractor agreement with Utilities' former chief executive officer which had a term of 12 months and required him, among other things, to support operational activities of the Utilities business, in consultation with Company representatives, facilitate the handover process and assist Utilities in transitioning ownership to Lesaka SA, avail himself for important customer and vendor meetings, attend scheduled weekly management committee meetings regarding operational and business activities of the Utilities business, and providing support on an ad-hoc basis to Company representatives with regard to operational matters and in facilitating the hand over, as and when reasonably required.

This acquisition has been reported as part of the Company's Enterprise operating segment and demonstrates positive advancement of the Company's strategy in its Enterprise operating segment. The Company expects the acquisition to act as an entry point for it into the South African private utilities space while augmenting Enterprise's alternative payment offering.

The transaction consideration per the Utilities Purchase Agreement was ZAR 503.4 million ($27.0 million) and comprised ZAR 328.4 million ($17.6 million) in cash and ZAR 175.0 million ($9.4 million) in shares of the Company's common stock, to be settled in two tranches. The share price applied to determine the number of shares of common stock to be issued for the equity consideration is based on the volume-weighted average price of the Company's common shares for the three-month period prior to the disbursal of each tranche. Lesaka SA extended a ZAR 43.1 million ($2.3 million) loan to Utilities at closing which was exclusively used to repay an existing loan due by Utilities to the Seller.

The first tranche, comprising ZAR 153.4 million ($8.2 million) in cash and 1,092,361 shares of the Company's common stock with a value of ZAR 98.3 million ($5.3 million), was settled at closing. The value of the shares of common stock was calculated using the shares issued multiplied by the Company's closing price on the Johannesburg Stock Exchange on March 3, 2025, of ZAR 90.00, and translated to U.S. dollars at the exchange rate of $1: ZAR 18.63. Lesaka SA delivered 1,092,361 shares of the Company's common stock from a pool of shares it purchased in October 2024, and the Company recognized a gain in additional paid-in-capital during the year ended June 30, 2025, of $0.4 million related to the difference between in the value on March 3, 2025, and the price paid per share in October 2024.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

3. ACQUISITIONS (continued)

2025 Acquisitions (continued)

March 2025 acquisition of Utilities (continued)

The second and final tranche was settled on March 3, 2026, and comprised a contractual cash payment of ZAR 175.0 million ($10.4 million) and the delivery of shares of Lesaka's common stock with a contractual value of ZAR 75.0 million ($4.6 million). The number of shares to be delivered was calculated as 1,017,914 shares of Lesaka's common stock using the contractual value of ZAR 75.0 million divided by the volume-weighted average price of the Company's common shares on the Johannesburg Stock Exchange for the three-month period prior to February 24, 2026. Lesaka SA delivered the 1,017,914 shares of the Company's common stock from a pool of shares it purchased in October 2024, and the Company recognized a loss in additional paid-in-capital during the year ended June 30, 2026, of $0.1 million related to the difference between in the value on March 3, 2026, and the price paid per share in October 2024.

The total purchase consideration was ZAR 294.8 million ($15.8 million) and comprised the issuance of the 1,092,361 shares of the Company's common stock with a value of ZAR 98.3 million ($5.3 million), the settlement of the pre-existing relationship shareholder loan of ZAR 43.1 million ($2.3 million) and cash of ZAR 153.4 million ($8.2) million.

Pursuant to the Utilities Purchase Agreement, payment of the second tranche in March 2026 was contingent on Utilities' former chief executive officer's ongoing service under the independent contractor agreement until June 30, 2025. The second tranche would not have been paid if he failed to provide the requisite service, except if failure to provide future services is due to expiry of the contract, mutual agreement or death of the former chief executive officer. The former chief executive officer was also a director of the Seller, and signed the Utilities Purchase Agreement on behalf of himself, Utilities and the Seller. He also signed an independent contractor agreement under which he is required to provide post-combination service to Utilities until March 2026 (but the vesting of the shares is only for services to June 30, 2025). The Company has determined that as the payment of the second tranche is contingent on these post-combination services, the value of the second tranche is not treated as purchase consideration and rather, under GAAP, represents compensation for post-combination services. In late May 2025, an addendum was signed to reduce the post-combination period from twelve months to four months (i.e. from March 2025 to June 2025).

The post-combination services for the year ended June 30, 2025, of $13.6 million was calculated as the sum of the future cash payment and the value of future shares to be provided. The value of the future shares to be provided was calculated using the contractual value of ZAR 75.0 million divided by the volume-weighted average price of the Company's common shares for the three-month period prior to June 30, 2025, and at the applicable exchange rate. The post-combination compensation charge is included in the caption transaction costs related to Adumo, Utilities and Bank Zero acquisitions and certain compensation costs included on the consolidated statement of operations.

The Company records stock-based compensation charges that are cash-settled awards in other payables. The liability for the future payments was included in the caption Other payables in the consolidated balance sheet as of June 30, 2025, refer to Note 13. There was no unrecognized compensation costs related to the post-combination compensation charge as of June 30, 2025. The Company recorded a fair value loss of $0.4 million during the year ended June 30, 2026, related to the settlement of the 1,017,914 shares of Lesaka's common stock under the caption change in fair value of equity securities in the consolidated statement of operations. The fair value loss was calculated as the difference between the fair value of the shares of common stock transferred on March 3, 2026, and the amount recorded in other payables as of June 30, 2025.The fair value of the shares of common stock in U.S. dollars on March 3, 2026, was calculated using the shares issued multiplied by the Company's closing price on the Johannesburg Stock Exchange on March 3, 2026, of ZAR 75.37, and translated to U.S. dollars at the exchange rate of $1: ZAR 16.35.

The Company incurred transaction-related expenditures of $0.01 million, $0.4 million and $0.03 during the years ended June 30, 2026, 2025 and 2024, respectively, related to the acquisition of Utilities.

Other acquisitions

Effective November 1, 2024, the Company, through its wholly owned subsidiary Lesaka Merchant Technologies Proprietary Limited, formerly known as Adumo Technologies Proprietary Limited, ("Lesaka MT"), acquired the remaining shares (representing 50% of the issued and outstanding shares) it did not own in Lesaka Merchant Technologies Namibia, formerly known as Innervation Value Added Services Namibia Pty Ltd, ("Lesaka Nam") for $0.4 million (ZAR 6.0 million, translated at November 1, 2024 exchange rates). Lesaka Nam was accounted for using the equity method prior to the acquisition of a controlling interest in the company. Lesaka MT paid ZAR 2.0 million of the purchase price prior to the acquisition of Adumo by the Company and the balance of ZAR 4.0 million will be paid in two equal tranches, one in March 2025 and the other in September 2025. The Company did not incur any significant transaction costs related to this acquisition.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

3. ACQUISITIONS (continued)

2025 Acquisitions (continued)

Other acquisitions (continued)

The Company, through Lesaka SA, acquired 100% of Lesaka Digital Risk Proprietary Limited, formerly known as Genisus Risk Proprietary Limited ("Lesaka Digital Risk"), for a cash consideration of ZAR 2.0 million ($0.1 million). The Company did not incur any significant transaction costs related to this acquisition.

The Company, through its wholly owned subsidiary Lesaka Cash Management Proprietary Limited, formerly known as Cash Connect Management Solutions Proprietary Limited, ("LCM"), acquired 100% of Lesaka Fuel Software Proprietary Limited, formerly known as Master Fuel Proprietary Limited ("Lesaka Fuel Software") for a cash consideration of ZAR 2.0 million ($0.1 million). The Company did not incur any significant transaction costs related to this acquisition.

The purchase price allocation for all acquisitions closed during the year ended June 30, 2025, were finalized as of June 30, 2025, except for Utilities. The Company completed the purchase price allocation related to the Utilities acquisition during the three months ended September 30, 2025. There were no changes to the Utilities preliminary purchase price allocation as of June 30, 2025. The purchase price allocation of acquisitions during the year ended June 30, 2025, translated at the foreign exchange rates applicable on the date of acquisition, is provided in the table below:

	Acquisitions during fiscal 2025			
	Adumo	Utilities	Other	Total
	Final	Final	Final	
Cash and cash equivalents	$ 9,227	$ 1,720	$ 268	$ 11,215
Accounts receivable	6,799	17	728	7,544
Inventory	5,122	194	3	5,319
Property, plant and equipment	9,170	39	28	9,237
Operating lease right of use asset	1,025	401	-	1,426
Equity-accounted investment	477	-	-	477
Goodwill	71,992	3,614	508	76,114
Intangible assets	28,806	16,171	69	45,046
Deferred income taxes assets	1,061	81	55	1,197
Other long-term assets	2,809	-	-	2,809
Current portion of long-term borrowings	(1,178)	-	-	(1,178)
Accounts payable	(3,266)	(149)	(440)	(3,855)
Other payables	(28,116)	(1,439)	(252)	(29,807)
Operating lease liability - current	(948)	(185)	-	(1,133)
Income taxes payable	(150)	(4)	(42)	(196)
Deferred income taxes liabilities	(7,107)	(4,366)	(19)	(11,492)
Operating lease liability - long-term	(326)	(269)	-	(595)
Long-term borrowings	(7,308)	-	-	(7,308)
Other long-term liabilities	(140)	-	-	(140)
Settlement assets	8,603	-	-	8,603
Settlement liabilities	(8,530)	-	-	(8,530)
Fair value of assets and liabilities on acquisition	$ 88,022	$ 15,825	$ 906	$ 104,753

The fair value of the non-controlling interests recorded was $7.6 million. The fair value of the non-controlling interest was determined as the non-controlling interests respective portion of the equity value of the entity acquired by the Company, and which was adjusted for a 20% minority discount.

Pro forma results related to acquisitions

Pro forma results of operations have not been presented for the acquisition of Lesaka Nam, Lesaka Digital Risk and Lesaka Fuel Software because the effect of these acquisitions, individually and in aggregate, are not material to the Company. Since the closing of these acquisitions, the entities have contributed revenue and net income of $0.8 million and $0.1 million, respectively, for the year ended June 30, 2025.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

3. ACQUISITIONS (continued)

2025 Acquisitions (continued)

Pro forma results related to acquisitions (continued)

The results of the Adumo and Utilities' operations are reflected in the Company's financial statements from October 1, 2024, and March 3, 2025, respectively. The following unaudited pro forma revenue and net income information has been prepared as if the acquisitions of Adumo and Utilities had occurred on July 1, 2023, using the applicable average foreign exchange rates for the periods presented:

	Year ended June 30,	
	2025	2024
Revenue	$ 673,536	$ 630,672
Net loss	$ (68,367)	$ (37,324)

The unaudited pro forma financial information presented above includes the business combination accounting and other effects from the acquisitions including (1) amortization expense related to acquired intangibles and the related deferred tax; (2) the loss of interest income, net of taxation, as a result of funding a portion of the purchase price in cash; (3) an adjustment to exclude all applicable transaction-related costs recognized in the Company's consolidated statement of operations for year ended June 30, 2025, and include the applicable transaction-related costs for the year ended June 30, 2024; an adjustment to exclude the post-combination compensation expenses related to the Utilities acquisition recognized in the Company's consolidated statement of operations for year ended June 30, 2025, and include the expense during the year ended June 30, 2024. The unaudited pro forma net income presented above does not include any cost savings or other synergies that may result from the acquisition.

The unaudited pro forma information as presented above is for information purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had occurred on these dates.

Since the closing of the acquisitions, Adumo and Utilities have contributed aggregate revenue of $48.6 million and net loss attributable to the Company, including intangible assets amortization related to assets acquired, net of deferred taxes, and the post-combination compensation charge, of $16.4 million.

2024 Acquisitions

April 2024 acquisition of Insights

In April 2024 the Company closed the acquisition of Lesaka Insights Proprietary Limited, formerly known as Touchsides Proprietary Limited, ("Insights"). Insights has been allocated to our Merchant operating segment. The final purchase price allocation of the Insights acquisition, translated at the foreign exchange rates applicable on the date of acquisition, is provided in the table below:

	Insights
Cash and cash equivalents	$ 665
Accounts receivable	788
Property, plant and equipment	1,106
Operating lease right of use asset	112
Intangible assets	33
Accounts payable	(53)
Other payables	(279)
Operating lease liability – current	(63)
Deferred income taxes liabilities	(9)
Operating lease liability - long-term	(52)
Fair value of assets and liabilities on acquisition	$ 2,248

Pro forma results of operations have not been presented because the effect of the Insights acquisition is not material to the Company. During the year ended June 30, 2024, the Company incurred acquisition-related expenditure of $0.1 million related to this acquisition. Since the closing of the Insights acquisition, it contributed revenue and net loss of $0.9 million and $0.2 million, respectively, for the year ended June 30, 2024.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

3. ACQUISITIONS AND DISPOSITIONS (continued)

Transaction costs and certain compensation costs

The Company did not incur any transaction costs related to the Bank Zero acquisitions during the year ended June 30, 2024. The table below presents transaction costs incurred related to the acquisition of Adumo and Utilities, and the proposed acquisition of Bank Zero, as well as certain post-combination compensation costs expensed during the years ended June 30, 2026, 2025 and 2024:

	Year ended June 30,		
	2026	2025	2024
Bank Zero transaction costs	$ 374	$ 599	$ -
Utilities transaction costs	12	410	32
Adumo transaction costs	3	1,564	2,293
Total transaction costs	389	2,573	2,325
Utilities post-combination services expensed	-	13,586	-
Total	$ 389	$ 16,159	$ 2,325

Dispositions

2026 Dispositions

December 2025 disposal of Humble

On December 1, 2025, Adumo (RF) Proprietary Limited, a wholly-owned subsidiary of the Company, disposed of its entire investment in Humble Software Proprietary Limited ("Humble") and received 306,767 shares of the Company's common stock as consideration. The fair value of these 306,767 shares of the Company's common stock on December 1, 2025, was $1.2 million. These shares have been included in the Company's treasury shares. The table below presents the impact of the deconsolidation of Humble and the calculation of the net loss recognized on deconsolidation:

Deconsolidation of Humble	
	Humble
Fair value of consideration received	$ 1,211
Add carrying value of non-controlling interest on deconsolidation	47
Less: carrying value of Humble, comprising	1,988
Cash and cash equivalents	162
Accounts receivable, net	26
Inventory	10
Property, plant and equipment, net	1
Goodwill	1,515
Intangible assets, net	63
Deferred income taxes assets	300
Accounts payable	(4)
Other payables	(58)
Income taxes payable	(1)
Released from accumulated other comprehensive income – foreign currency translation reserve	(26)
Loss recognized on disposal, before transaction costs	(730)
Loss recognized on disposal, before tax	(730)
Taxes related to gain recognized on disposal	-
Tax benefit related to loss recognized on disposal(1)	-
Release of valuation allowance(1)	-
Loss recognized on disposal, after tax	$ (730)

(1)The Company incurred a capital loss of $0.04 million. The Company recorded a valuation allowance of $0.04 million related to the capital loss generated.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

4. ACCOUNTS RECEIVABLE, net AND OTHER RECEIVABLES and FINANCE LOANS RECEIVABLE, net

Accounts receivable, net and other receivables

The Company's accounts receivable, net, and other receivables as of June 30, 2026, and June 30, 2025, are presented in the table below:

	June 30, 2026	June 30, 2025
Accounts receivable, trade, net	$ 19,329	$ 16,433
Accounts receivable, trade, gross	22,536	18,186
Allowance for credit losses, end of period	3,207	1,753
Beginning of period	1,753	1,241
Reversed to statement of operations	(388)	(521)
Charged to statement of operations	2,109	1,856
Write-offs	(526)	(847)
Deconsolidation	(4)	-
Foreign currency adjustment	263	24
Current portion of amount outstanding related to sale of interest in Carbon, net of allowance of: 2026: $750, 2025: $750	-	-
Amount due from VantagePay, net of allowance of: 2026: $0, 2025: $1,500	2,010	-
Other receivables	22,426	26,092
Total accounts receivable, net	$ 43,765	$ 42,525

Trade receivables include amounts due from customers which generally have a very short-term life from date of invoice or service provided to settlement. The duration is less than a year in all cases and generally less than 30 days in many instances. The short-term nature of these exposures often results in balances at month-end that are disproportionately small compared to the total invoiced amounts. The month-end outstanding balances are more volatile than the monthly invoice amounts because they are affected by operational timing issues and the fact that a balance is outstanding at month-end is not necessarily an indication of increased risk but rather a matter of operational timing.

Current portion of amount outstanding related to sale of interest in Carbon represents the amount due from the purchaser related to the sale of the Company's interest in Carbon Tech Limited ("Carbon"), which was accounted for as an equity-accounted investment, of $0.25 million, net of an allowance for doubtful loans receivable of $0.25 million as of June 30, 2023, and an amount due related to the sale of the loan, with a face value of $3.0 million, which was sold in September 2022 for $0.75 million, net of an allowance for doubtful loans receivable of $0.75 million, refer to Note 9 for additional information. The Company received the outstanding $0.25 million related to the sale of the equity-accounted investment in October 2023, and has reversed the allowance for doubtful loans receivable of $0.25 million during the year ended June 30, 2024. The Company has not yet received the outstanding $0.75 million related to the sale of the $3.0 million loan, and continues to engage with the purchaser to recover the outstanding balance.

The Company previously provided Vantage Africa Limited ("VantagePay") with a working capital facility of $1.5 million. The Company created an allowance for credit losses related to loans receivable of $1.5 million during the year ended June 30, 2021, related to the full amount outstanding as of June 30, 2021. This amount was still outstanding as of June 30, 2025. In May 2026, the Company entered into a binding head of terms agreement with VantagePay which outlines the steps to recover the amount outstanding. The Company believes that there is sufficient evidence to support the recoverability of the amount due from VantagePay. The Company recorded a reversal of the allowance for credit losses of $1.5 million previously recognized during the year ended June 30, 2026. The Company also recognized outstanding interest of $0.5 million during the year ended June 30, 2026.

Other receivables include prepayments, deposits, income taxes receivable and other receivables.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

4. ACCOUNTS RECEIVABLE, net AND OTHER RECEIVABLES and FINANCE LOANS RECEIVABLE, net (continued)

Finance loans receivable, net

The Company's finance loans receivable, net, as of June 30, 2026, and June 30, 2025, is presented in the table below:

	June 30, 2026	June 30, 2025
Microlending finance loans receivable, net	$ 80,584	$ 52,492
Microlending finance loans receivable, gross	85,265	56,140
Allowance for credit losses - finance loans receivable, end of period	4,681	3,648
Beginning of period	3,648	1,947
Reversed to statement of operations	-	(161)
Charged to statement of operations	7,261	4,301
Write-offs	(6,600)	(2,499)
Foreign currency adjustment	372	60
Merchant finance loans receivable, net	23,226	21,618
Merchant finance loans receivable, gross	28,664	23,214
Allowance for credit losses - finance loans receivable, end of period	5,438	1,596
Beginning of period	1,596	2,697
Reversed to statement of operations	(117)	(22)
Charged to statement of operations	3,931	2,576
Write-offs	(459)	(3,709)
Foreign currency adjustment	487	54
Total finance loans receivable, net	$ 103,810	$ 74,110

Total finance loans receivable, net, comprises the Consumer operating segment's microlending finance loans receivable related to the Company's microlending operations in South Africa as well as its Merchants operating segment's merchant finance loans receivable lending activities in South Africa. Certain merchant finance loans receivable with an aggregate balance of $22.5 million as of June 30, 2026 have been pledged as security for the Company's revolving credit facility (refer to Note 12).

Allowance for credit losses

Microlending finance loans receivable

Microlending finance loans receivable is related to the Company's microlending operations in South Africa whereby it provides unsecured short-term loans to qualifying customers. Loans to customers have a tenor of up to nine months, with the majority of loans originated having a tenor of six months. The Company analyses this lending book as a single portfolio because the loans within the portfolio have similar characteristics and management uses similar processes to monitor and assess the credit risk of the lending book. Refer to Note 6 related to the Company risk management process related to these receivables.

The Company has operated this lending book for more than five years and uses historical default experience over the lifetime of loans in order to develop an expected loss rate for the lending book. The allowance for credit losses related to these microlending finance loans receivables is calculated by multiplying the expected loss rate with the month end outstanding lending book. Default is defined as loans in 90 days in arrears or greater and is primarily driven by missed or disrupted customer payments, as a result of non-receipt of social grant income and broader affordability pressures. Loss outcomes are further influenced by limited post-default recoveries. The Company continues to undertake recovery activity for up to six months post write-off; however, recoveries during this period are minimal. After six months, collection activity ceases and recoveries are considered negligible.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

4. ACCOUNTS RECEIVABLE, net AND OTHER RECEIVABLES and FINANCE LOANS RECEIVABLE, net (continued)

Finance loans receivable, net (continued)

In June 30, 2026, the Company reassessed the expected loss rate related to its microlending allowance for credit losses. The assessment considered the performance of the lending portfolio, historical loss experience, portfolio migration trends, sensitivity analyses relating to larger loan amounts and longer loan terms. Based on this review, the Company's concluded that expected loss rates should be reduced from 6.5% to 5.5%. The review indicated that, despite the introduction of larger loan amounts and longer repayment terms, the portfolio continued to perform broadly in line with expectations and the model-derived expected credit loss requirement remained below the historical expected loss ratio, including during periods of elevated delinquency and operational disruptions. The reduction in the expected loss ratio resulted in a decrease in the allowance for credit losses of $0.9 million (ZAR 14.0 million, translated at exchange rates applicable as of June 30, 2026) which is included in the caption selling, general and administration to the consolidated statement of operations for the year ended June 30, 2026. The underlying model methodology, including the use of historical lifetime loss experience as the foundation of the expected credit loss estimate, remained unchanged.

The expected loss rate as of June 30, 2026 and 2025, was 5.50% and 6.50%, respectively. The performing component (that is, outstanding loan payments not in arrears) of the book exceeds more than 99.0% and 98.0% of outstanding lending book as of June 30, 2026 and 2025, respectively.

Merchant finance loans receivable

Merchant finance loans receivable is related to the Company's Merchant lending activities in South Africa whereby it provides unsecured short-term loans to qualifying customers. Loans to customers have a tenor of up to twelve months, with the majority of loans originated having a tenor of approximately eight months. The Company analyses this lending book as a single portfolio because the loans within the portfolio have similar characteristics and management uses similar processes to monitor and assess the credit risk of the lending book. Refer to Note 6 related to the Company risk management process related to these receivables.

The Company uses historical default experience over the lifetime of loans generated thus far in order to develop an expected loss rate for the lending book. A loan is classified as being in default where a client has missed seven or more instalments, at which point a full allowance for outstanding capital and accrued interest is raised as a top-up to the general provision level. Upon default, the Company commences recovery procedures including the use of external debt collectors, asset attachment through the Sheriff of the High Court, and judgements against clients in both their personal and entity capacities. An account is only written off once all recovery procedures have failed and management confirms no further recovery is possible.

The allowance for credit losses related to these merchant finance loans receivables is calculated by adding together (i) actual receivables in default plus (ii) the month-end outstanding lending book multiplied by the expected loss rate. The expected loss rate as of June 30, 2026 and 2025, was approximately 3.21% and 1.14%, respectively. The performing component (that is, outstanding loan payments not in arrears), under-performing component (that is, outstanding loan payments that are in arrears) and non-performing component (that is, outstanding loans for which payments appeared to have ceased) of the book represents approximately 92%, 7% and 1%, respectively, of the outstanding lending book as of June 30, 2026. The performing component, under-performing component and non-performing component of the book represents approximately 95%, 4% and 1%, respectively, of the outstanding lending book as of June 30, 2025.

5. INVENTORY

The Company's inventory comprised the following categories as of June 30, 2026, and 2025.

	June 30, 2026	June 30, 2025
Raw materials	$ 2,378	$ 2,963
Work in progress	204	293
Finished goods	17,531	20,295
	$ 20,113	$ 23,551

6. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value of financial instruments

Initial recognition and measurement

Financial instruments are recognized when the Company becomes a party to the transaction. Initial measurements are at cost, which includes transaction costs.

Risk management

The Company manages its exposure to currency exchange, translation, interest rate, credit, microlending credit and equity price and liquidity risks as discussed below.

Currency exchange risk

The Company is subject to currency exchange risk because it purchases components for its vaults, that the Company assembles, and inventories that it is required to settle in other currencies, primarily the euro, renminbi, and U.S. dollar. The Company has used forward contracts in order to limit its exposure in these transactions to fluctuations in exchange rates between the South African rand ("ZAR"), on the one hand, and the U.S. dollar and the euro, on the other hand.

Translation risk

Translation risk relates to the risk that the Company's results of operations will vary significantly as the U.S. dollar is its reporting currency, but it earns a significant amount of its revenues and incurs a significant amount of its expenses in ZAR. The U.S. dollar to the ZAR exchange rate has fluctuated significantly over the past three years. As exchange rates are outside the Company's control, there can be no assurance that future fluctuations will not adversely affect the Company's results of operations and financial condition.

Interest rate risk

As a result of its normal borrowing activities, the Company's operating results are exposed to fluctuations in interest rates, which it manages primarily through its financing activities. In May 2026, the SARB increased the repurchase rate by 25 basis points to 7.00% against a backdrop of heightened inflation risks, including higher oil and fuel prices associated with the ongoing conflict in the Middle East. The SARB subsequently maintained the repurchase rate at 7.00% in July 2026. Inflation risks nevertheless remain elevated and further increases in interest rates remain possible should inflationary pressures persist or intensify.

Accordingly, assuming no changes in the margins applicable to the Company's borrowings (refer to Note 12) or the amount of borrowings outstanding, an increase in benchmark interest rates would result in a corresponding increase in the Company's cost of borrowing.

The Company periodically evaluates the cost and effectiveness of interest rate hedging strategies to manage this risk. The Company generally maintains surplus cash in cash equivalents and held-to-maturity investments and has occasionally invested in marketable securities.

Credit risk

Credit risk relates to the risk of loss that the Company would incur as a result of non-performance by counterparties. The Company maintains credit risk policies in respect of its counterparties to minimize overall credit risk. These policies include an evaluation of a potential counterparty's financial condition, credit rating, and other credit criteria and risk mitigation tools as the Company's management deems appropriate. With respect to credit risk on certain financial instruments, the Company maintains a policy of entering into such transactions only with South African and European financial institutions that have a credit rating of "B" (or its equivalent) or better, as determined by credit rating agencies such as Standard & Poor's, Moody's and Fitch Ratings.

Consumer microlending credit risk

The Company is exposed to credit risk in its Consumer microlending activities, which provides unsecured short-term loans to qualifying customers. Credit bureau checks as well as an affordability test are conducted as part of the origination process, both of which are in line with local regulations. The Company considers this policy to be appropriate because the affordability test it performs takes into account a variety of factors such as other debts and total expenditures on normal household and lifestyle expenses. Additional allowances may be required should the ability of its customers to make payments when due deteriorate in the future. Judgment is required to assess the ultimate recoverability of these finance loan receivables, including ongoing evaluation of the creditworthiness of each customer.

6. FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

Risk management (continued)

Merchant lending

The Company maintains an allowance for doubtful finance loans receivable related to its Merchant services segment with respect to short-term loans to qualifying merchant customers. The Company's risk management procedures include adhering to its proprietary lending criteria which uses an online-system loan application process, obtaining necessary customer transaction-history data and credit bureau checks. The Company considers these procedures to be appropriate because it takes into account a variety of factors such as the customer's credit capacity and customer-specific risk factors when originating a loan.

Equity price and liquidity risk

Equity price risk relates to the risk of loss that the Company would incur as a result of the volatility in the exchange-traded price of equity securities that it holds from time to time. The market price of these securities may fluctuate for a variety of reasons and, consequently, the amount that the Company may obtain in a subsequent sale of these securities may significantly differ from the reported market value.

Equity liquidity risk relates to the risk of loss that the Company would incur as a result of the lack of liquidity on the exchange on which those securities are listed. The Company may not be able to sell some or all of these securities at one time, or over an extended period of time without influencing the exchange-traded price, or at all.

Financial instruments

Fair value is defined as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity. In addition, the fair value of liabilities should include consideration of non-performance risk including the Company's own credit risk.

Fair value measurements and inputs are categorized into a fair value hierarchy which prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of the three levels which is determined by the lowest level input that is significant to the fair value measurement in its entirety.

These levels are:

- Level 1 – inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.
- Level 2 – inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- Level 3 – inputs are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

The following section describes the valuation methodologies the Company uses to measure its significant financial assets and liabilities at fair value.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

6. FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

Financial instruments (continued)

Asset measured at fair value using significant observable inputs – investment in MobiKwik

The Company's disposed of its entire holding, comprising 6,215,620 equity shares, in MobiKwik in late June 2025. MobiKwik listed on the National Stock Exchange of India ("NSE") on December 18, 2024. Up until its listing MobiKwik did not have a readily determinable fair value and the Company elected to measure its investment in MobiKwik at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer ("cost plus or minus changes in observable prices equity securities"). From the date of MobiKwik's listing, the Company used MobiKwik's closing price reported on the NSE on the last trading day related to last day of each of the Company's external reporting periods through March 31, 2025 to determine the fair value of the equity securities owned by the Company. Refer to Note 9 for additional information.

Asset measured at fair value using significant unobservable inputs – investment in Cell C

The Company held 75,000,000 class "A" shares in Cell C Limited ("Cell C"), a significant mobile telecoms provider in South Africa. In November 2025, Cell C completed a restructuring process in anticipation of its listing on the securities exchange operated by the JSE Limited. Under this process, a new holding company, Cell C Holdings Limited ("Cell C Listco"), was established for Cell C, with a transaction step including the transfer of shares in Cell C by its existing shareholders to Cell C Listco in exchange for Cell C Listco issuing shares to the existing Cell C shareholders (the "Flip-up"). The Company exchanged its 75,000,000 class "A" shares in Cell C for 76,590 shares in Cell C Listco. Cell C Listco listed on November 23, 2025.

On October 31, 2025, in considering the proposed restructure and listing of Cell C Listco, Lesaka SA entered into an agreement with The Prepaid Company Proprietary Limited ("TPC") to dispose of its shares in Cell C (or, after the Flip-up is implemented, its shares in Cell C Listco) ("Relevant Shares"), if certain conditions were met. Under the terms of the agreement, if:

- the listing occurred by November 30, 2025, and the value of Lesaka SA's shares in Cell C was less than ZAR 50 million, then Lesaka SA could choose to either hold the shares, or sell the Relevant Shares to TPC for a purchase price equal to ZAR 50 million; or
- the listing did not occur by November 30, 2025 (or, earlier than this date, it is determined that the listing will not proceed), then Lesaka SA could sell the Relevant Shares to TPC for ZAR 35 million. If, after this sale and before April 30, 2026, the Listing occurs and the list price per share ("A") is more than the price paid to Lesaka SA per Relevant Share (the aggregate ZAR 35 million) ("B"), then TPC shall pay an amount equal to the difference between A and B, multiplied by the number of Relevant Shares to Lesaka SA as a top-up to the purchase consideration.

The value of Lesaka SA's shares in Cell C Listco was less than ZAR 50 million on listing and Lesaka SA elected to sell its Cell C Listco shares to TPC for ZAR 50 million ($3.0 million) and received the cash proceeds in December 2025.

The Company's Level 3 asset represented an investment of 75,000,000 class "A" shares in Cell C. The Company used a discounted cash flow model developed by the Company to determine the fair value of its investment in Cell C as of June 30, 2025, and valued Cell C at $0.0 (zero) as of June 30, 2025. The Company assumed that Cell C's deferred tax assets would be utilized over the forecast period. The Company has assumed a marketability discount of 15% as of June 2025 and a minority discount of 17%. The Company utilized the latest business plan provided by Cell C management for the period ended May 31, 2030, for the June 30, 2025, valuation.

The following key valuation inputs were used as of June 30, 2025:

Weighted Average Cost of Capital ("WACC"):	24%
Long-term growth rate:	4.5%
Marketability discount:	15%
Minority discount:	17%
Net adjusted external debt - June 30, 2025:(1)	ZAR 8.3 billion ($0.5 billion), no lease liabilities included

(1) translated from ZAR to U.S. dollars at exchange rates applicable as of June 30, 2025.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

6. FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

Financial instruments (continued)

Derivative transactions - Foreign exchange contracts

As part of the Company's risk management strategy, the Company enters into derivative transactions to mitigate exposures to foreign currencies using foreign exchange contracts. These foreign exchange contracts are over-the-counter derivative transactions. Substantially all of the Company's derivative exposures are with counterparties that have long-term credit ratings of "B" (or equivalent) or better. The Company uses quoted prices in active markets for similar assets and liabilities to determine fair value (Level 2). The Company has no derivatives that require fair value measurement under Level 1, Level 2 or Level 3 of the fair value hierarchy.

The Company had no outstanding foreign exchange contracts as of June 30, 2026 and June 30, 2025, respectively.

The following table presents the Company's assets measured at fair value on a recurring basis as of June 30, 2026, according to the fair value hierarchy:

	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets				
Related to insurance business:	$	$	$	$
Mutual fund (included in cash, cash equivalents and restricted cash)	-	3,688	-	3,688
Cash, cash equivalents and restricted cash (included in other long-term assets)	141	-	-	141
Mutual fund (included in other long-term assets)	-	4,598	-	4,598
Total assets at fair value	$ 141	$ 8,286	$ -	$ 8,427

The following table presents the Company's assets measured at fair value on a recurring basis as of June 30, 2025, according to the fair value hierarchy:

	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets				
Investment in Cell C	$ -	$ -	$ -	$ -
Related to insurance business				
Cash and cash equivalents (included in other long-term assets)	125	-	-	125
Fixed maturity investments (included in cash and cash equivalents)	4,739	-	-	4,739
Total assets at fair value	$ 4,864	$ -	$ -	$ 4,864

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

6. FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

Financial instruments (continued)

During the year ended June 30, 2026, the Company transferred its investment in Cell C Listco out of Level 3 following the disposal of these equity securities. During the year ended June 30, 2026, the Company recorded an increase in the carrying value of its investment in Cell C Listco prior to the disposal of these equity securities. There have been no transfers in or out of Level 3 during the year ended June 30, 2025. There was no movement in the carrying value of assets measured at fair value on a recurring basis, and categorized within Level 3, during the year ended June 30, 2025.

Summarized below is the movement in the carrying value of assets measured at fair value on a recurring basis, and categorized within Level 3, during the year ended June 30, 2026:

	Carrying value
Assets	
Balance as of June 30, 2025	$ -
Gain on fair value re-measurement	2,971
Disposal of investment in Cell C	(2,971)
Foreign currency adjustment(1)	-
Balance as of June 30, 2026	$ -

(1) The foreign currency adjustment represents the effects of the fluctuations of the South African rand against the U.S. dollar on the carrying value.

Summarized below is the movement in the carrying value of assets and liabilities measured at fair value on a recurring basis, and categorized within Level 3, during the year ended June 30, 2025:

	Carrying value
Assets	
Balance as at June 30, 2024	$ -
Foreign currency adjustment(1)	-
Balance as of June 30, 2025	$ -

(1) The foreign currency adjustment represents the effects of the fluctuations of the South African rand against the U.S. dollar on the carrying value.

Trade, finance loans and other receivables

Trade, finance loans and other receivables originated by the Company are stated at cost less allowance for credit losses. The fair value of trade, finance loans and other receivables approximates their carrying value due to their short-term nature.

Trade and other payables

The fair values of trade and other payables approximates their carrying amounts, due to their short-term nature.

Assets and liabilities measured at fair value on a nonrecurring basis

The Company measures equity investments without readily determinable fair values at fair value on a nonrecurring basis. The fair values of these investments are determined based on valuation techniques using the best information available, and may include quoted market prices, market comparables, and discounted cash flow projections. An impairment charge is recorded when the cost of the asset exceeds its fair value and the excess is determined to be other-than-temporary. Refer to Note 9 for impairment charges recorded during the reporting periods presented herein. The Company has no liabilities that are measured at fair value on a nonrecurring basis.

Long-term borrowings

The fair value of long-term borrowings approximates its carrying amounts because they represent the carrying amounts of variable-rate borrowings that are reset quarterly.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

7. PROPERTY, PLANT AND EQUIPMENT, net

Summarized below is the cost, accumulated depreciation and carrying amount of property, plant and equipment as of June 30, 2026 and 2025:

	June 30, 2026	June 30, 2025
Cost		
Vaults	$ 41,427	$ 33,276
Computer equipment(A)	60,214	52,047
Furniture and office equipment	11,141	9,723
Motor vehicles	7,053	4,873
Plant and machinery	143	91
	119,978	100,010
Accumulated depreciation:		
Vaults	17,806	11,911
Computer equipment(A)	39,935	34,158
Furniture and office equipment	8,130	7,225
Motor vehicles	3,815	1,747
Plant and machinery	80	45
	69,766	55,086
Carrying amount:		
Vaults	23,621	21,365
Computer equipment	20,279	17,889
Furniture and office equipment	3,011	2,498
Motor vehicles	3,238	3,126
Plant and machinery	63	46
	$ 50,212	$ 44,924

(A) Cost and accumulated depreciation for computer equipment and totals for cost and accumulated depreciation as of June 30, 2025, have each been increased by $6.5 million to correct the error discussion in Note 1.

8. LEASES

The Company has entered into leasing arrangements classified as operating leases under accounting guidance. These leasing arrangements relate primarily to the lease of its corporate head office, administration offices, a manufacturing facility, and branch locations through which the Company operates its financial services business in South Africa. The Company's operating leases have a remaining lease term of between one year to ten years. The Company also operates parts of its financial services business from locations which it leases for a period of less than one year.

The Company's operating lease expense during the years ended June 30, 2026, 2025 and 2024, was $5.9 million, $4.8 million, and $3.2 million, respectively. The Company does not have any significant leases that have not commenced as of June 30, 2026, except for a new regional office in Cape Town, Western Cape, South Africa (refer below).

The Company has entered into short-term leasing arrangements, primarily for the lease of branch locations and other locations to operate its financial services business in South Africa. The Company's short-term lease expense during the years ended June 30, 2026, 2025 and 2024, was $1.9 million, $4.7 million and $3.6 million, respectively.

New corporate head office and other leases obtained

In December 2025, the Company, through Lesaka SA, entered into a leasing arrangement for a new corporate head office in Dunkeld, Gauteng, South Africa with Oxford Parks Proprietary Limited, a limited liability private company incorporated in South Africa. The lease commenced on July 1, 2026 and is for a period of 10 years with two renewal options of five years each. The Company secured beneficial occupation from April 1, 2026, and recorded a ROU asset and an operating lease liability related to this lease in April 2026 upon taking beneficial occupation. The Company was required to provide a bank guarantee or cash totaling $0.5 million (ZAR 7.5 million, translated at exchange rates applicable as of June 30, 2026) to the lessor and on May 29, 2026, it procured and delivered a bank guarantee to the lessor. The Company expects to pay an annual basic lease expense of $1.5 million (ZAR 25.1 million, translated at exchange rates applicable as of June 30, 2026), which increases by 6.25% per annum.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

8. LEASES (continued)

New corporate head office and other leases obtained (continued)

In April 2026, the Company, through Lesaka SA, entered into a binding offer to lease for a new regional office in Cape Town, Western Cape, South Africa with Growthpoint Securitisation Warehouse Trust, a trust incorporated in South Africa. The lease commences on October 1, 2026 and is for a period of 10 years. The Company secured beneficial occupation from August 1, 2026, and recorded a ROU asset and an operating lease liability related to this lease in August 2026 upon taking beneficial occupation. The Company expects to pay an annual basic lease expense of $0.7 million (ZAR 11.3 million, translated at exchange rates applicable as of June 30, 2026), which increases by 7.50% per annum.

Impairment of previous corporate head office lease and other leases

In March 2026, the Company determined that its existing operating lease arrangements for its corporate head office and certain related leased facilities will no longer be utilized as originally intended as a result of the new lease arrangement and the planned transition of its corporate head office and other operating activities to the new premises. In June 2026, the Company determined that other existing operating lease arrangements, primarily in Cape Town, for leased facilities will no longer be utilized as originally intended as a result of the new lease arrangement concluded in April 2026. Accordingly, the Company identified indicators of impairment for these related ROU assets and certain items of property, plant and equipment during the year ended June 30, 2026.

The Company evaluated the impacted ROU assets for impairment in March 2026 and again in June 2026. The asset groups consisted of operating lease ROU assets and related leasehold improvements associated with the affected locations as well as certain items of property, plant and equipment, including furniture and office equipment. The recoverability tests indicated that the carrying amounts of these asset groups were not recoverable, as the undiscounted future cash flows were insufficient to recover their carrying values.

The Company initially measured these operating lease ROU assets and related leasehold improvements at fair value on a non-recurring basis during the nine months ended March 31, 2026, as a result of impairment. In June 2026, the Company reassessed the initial measurement of the fair value exercises performed in March 2026, and remeasured the fair value of these operating lease ROU assets and related leasehold improvements at fair value using updated information as of June 30, 2026. The Company updated its inputs for the remaining lease terms, expected sublease income and market rental rates with current information available as of June 30, 2026. The Company also measured other operating lease ROU assets and related leasehold improvements at fair value on a non-recurring basis during the three months ended June 30, 2026, as a result of impairment. These fair value measurements are classified within Level 3 of the fair value hierarchy. Fair value was estimated using a discounted cash flow methodology, which incorporates significant unobservable inputs, including assumptions related to remaining lease terms, expected sublease income and market rental rates.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

8. LEASES (continued)

As a result, the Company recorded an impairment charge of $ 2.6 million during the year ended June 30, 2026, representing the excess of the carrying amount of the affected ROU assets and related leasehold improvements over their estimated fair value. The impairment charge is included in the caption impairment loss (refer to Note 10) in the consolidated statement of operations for the year ended June 30, 2026. The impairment did not impact the related operating lease liabilities.

The following table presents supplemental balance sheet disclosure related to our right-of-use assets and our operating leases liabilities as of June 30, 2026 and 2025:

	June 30, 2026	June 30, 2025
Right-of-use assets obtained in exchange for lease obligations		
Weighted average remaining lease term (years)	6.59	2.84
Weighted average discount rate	10.1 %	9.8 %
Maturities of operating lease liabilities		
2027	$ 6,946	
2028	5,413	
2029	3,693	
2030	3,252	
2031	2,760	
Thereafter	12,396	
Total undiscounted operating lease liabilities	34,460	
Less imputed interest	10,714	
Total operating lease liabilities, included in	23,746	
Operating lease liability - current	4,408	
Operating lease liability - long-term	$ 19,338	

9. EQUITY-ACCOUNTED INVESTMENTS AND OTHER LONG-TERM ASSETS

Equity-accounted investments

The Company's ownership percentage in its equity-accounted investments as of June 30, 2026 and 2025, was as follows:

	June 30, 2026	June 30, 2025
Sandulela Technology Proprietary Limited ("Sandulela")	49 %	49 %
SmartSwitch Namibia (Pty) Ltd ("SmartSwitch Namibia")	50 %	50 %

SmartSwitch Namibia

The Company recorded a loss on impairment of equity-accounted investment of $0.6 million during the nine months ended March 31, 2026, which primarily includes the release of accumulated other comprehensive loss (refer to Note 15).

Finbond

In December 2023, the Company sold its entire remaining equity interest in Finbond which comprised of 220,523,358 shares, and which represented approximately 27.8% of Finbond's issued and outstanding ordinary shares immediately prior to the sale. Lesaka SA had pledged, among other things, its entire equity interest in Finbond as security for its previous South African facilities.

Sale of Finbond shares during the year ended June 30, 2024

On August 10, 2023, the Company, through its wholly owned subsidiary Net1 Finance Holdings (Pty) Ltd, entered into an agreement with Finbond to sell its remaining shareholding to Finbond for a cash consideration of ZAR 64.2 million ($3.5 million), or ZAR 0.2911 per share. The transaction closed in December 2023. The Company did not record a gain or loss on the disposal because the sale proceeds were equivalent to the net carrying value, including accumulated reserves, of the investment in Finbond as of the disposal date. The cash proceeds received of ZAR 64.2 million ($3.5 million) were used to repay capitalized interest under our borrowing facilities, refer to Note 12.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

9. EQUITY-ACCOUNTED INVESTMENTS AND OTHER LONG-TERM ASSETS (continued)

Equity-accounted investments (continued)

Finbond (continued)

Sale of Finbond shares during the year ended June 30, 2024 (continued)

The following table presents the calculation of the loss on disposal of Finbond shares during the year ended June 30, 2024:

	Year ended June 30, 2024
Loss on disposal of Finbond shares:	
Consideration received in cash	$ 3,508
Less: carrying value of Finbond shares sold	(2,112)
Less: release of foreign currency translation reserve from accumulated other comprehensive loss	(1,543)
Add: release of stock-based compensation charge related to equity-accounted investment	147
Loss on sale of Finbond shares	$ -

Finbond impairments recorded during the year ended June 30, 2024

The Company performed an impairment assessment of its holding in Finbond, including the foreign currency translation reserve and other equity account amounts, as of September 30, 2023. The Company recorded an impairment loss of $1.2 million during the quarter ended September 30, 2023, which represented the difference between the determined fair value of the Company's interest in Finbond and the Company's carrying value, including the foreign currency translation reserve (before the impairment). The Company used the price of ZAR 0.2911 referenced in the August 2023 agreement referred to above to calculate the determined fair value for Finbond.

Carbon

In September 2022, the Company entered into a binding term sheet to sell its entire interest, or 25%, in Carbon for $0.5 million and a loan due from Carbon, with a face value of $3 million, for $0.75 million. Both the equity interest and the loan had a carrying value of $0 (zero) at June 30, 2022. The Company received $0.25 million on closing and the outstanding balance due by Etobicoke was expected to be paid as follows: (i) $0.25 million on September 30, 2023 (the amount was received in October 2023), and (ii) the remaining amount, of $0.75 million in March 2024 (the amount has not been received as of June 30, 2026 (refer to Note 4)). The Company has allocated the $0.25 million received on closing to the sale of the equity interest and allocated the subsequent funds received first to the sale of the equity interest and then to the loans.

The Company believed that the fair value of the Carbon shares provided as security was $0 (zero), which was in line with the carrying value as of June 30, 2022, and created an allowance for doubtful loans receivable related to the $1.0 million previously due from Etobicoke. The Company did not incur any significant transaction costs. The Company has included the gain of $0.25 million related to the sale of the Carbon equity interest in the caption net gain on disposal of equity-accounted investments in the Company's consolidated statements of operations.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

9. EQUITY-ACCOUNTED INVESTMENTS AND OTHER LONG-TERM ASSETS (continued)

Equity-accounted investments (continued)

Summarized below is the movement in equity-accounted investments during the years ended June 30, 2026 and 2025, which includes the investment in equity and the investment in loans provided to equity-accounted investees:

	Other[1]	Total
Investment in equity		
Balance as of June 30, 2024	**$ 206**	**$ 206**
Comprehensive income:	114	114
Other comprehensive income	-	-
Equity accounted earnings	114	114
Share of net income	114	114
Dividends received	(96)	(96)
Sale of shares in equity-accounted investment	(507)	(507)
Equity-accounted investment acquired in business combination (Note 3)	477	477
Foreign currency adjustment[2]	5	5
Balance as of June 30, 2025	**199**	**199**
Comprehensive income:	215	215
Other comprehensive income	-	-
Equity accounted earnings	215	215
Share of net income	215	215
Dividends received	(105)	(105)
Impairment	(34)	(34)
Foreign currency adjustment[2]	20	20
Balance as of June 30, 2026	**$ 295**	**$ 295**

(1) Includes Sandulela and SmartSwitch Namibia;
(2) The foreign currency adjustment represents the effects of the fluctuations of the ZAR and Namibian dollar, against the U.S. dollar on the carrying value.

Other long-term assets

Summarized below is the breakdown of other long-term assets as of June 30, 2026, and June 30, 2025:

	June 30, 2026	June 30, 2025
Total equity investments	$ 450	$ -
Investment in 10% of Cowdi at fair value and loan[1]	450	-
Investment in Cell C (June 30, 2025: 5%) at fair value (Note 6)[2]	-	-
Investment in 87.50% of CPS (June 30, 2025: 87.50%) at fair value[1][3]	-	-
Insurance investments	4,598	-
Policy holder assets under investment contracts (Note 11)	141	125
Reinsurance assets under insurance contracts (Note 11)	2,416	1,837
Other long-term assets	2,092	1,847
Total other long-term assets	$ 9,697	$ 3,809

(1) The Company determined that Cowdi and CPS do not have readily determinable fair values and therefore elected to record its investments at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.
(2) The Company disposed of its entire shareholding in Cell C in December 2025, refer to Note 6 for additional information.
(3) On October 16, 2020, the High Court of South Africa, Gauteng Division, Pretoria ordered that Cash Paymaster Services (Pty) Ltd ("CPS") be placed into liquidation.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

9. EQUITY-ACCOUNTED INVESTMENTS AND OTHER LONG-TERM ASSETS (continued)

Other long-term assets (continued)

Cowdi

During the year ended June 30, 2026, the Company invested $0.3 million to acquire a 10% interest in Cowdi Limited ("Cowdi"), an entity incorporated in England and Wales, with operations through a Kenyan wholly-owned subsidiary offering digital loans to customers in that country. The Company also extended a $0.75 million credit facility to Cowdi and they withdraw $0.2 million during the year ended June 30, 2026. Cowdi had utilized $0.2 million of the facility as of June 30, 2026, and this amount was repaid in full in July 2026.

MobiKwik

The Company signed a subscription agreement with MobiKwik, which is one of India's largest independent mobile payments networks and buy now pay later businesses. Pursuant to the subscription agreement, the Company agreed to make an equity investment of up to $40.0 million in MobiKwik over a 24-month period. The Company made an initial $15.0 million investment in August 2016 and a further $10.6 million investment in June 2017, under this subscription agreement. During the year ended June 30, 2019, the Company paid $1.1 million to subscribe for additional shares in MobiKwik. The Company owned 6,215,620 equity shares in MobiKwik, which as of June 30, 2024, represented approximately 10% of MobiKwik's issued share capital.

Refer to 6 for additional information regarding the determination of the fair value of Company's investment in MobiKwik. The Company disposed of its entire equity interest in MobiKwik for $16.4 million during the year ended June 30, 2025, and recorded a loss of $59.8 million. This loss comprised of (i) fair value adjustments to decrease the carrying value of its investment by $54.2 million from $76.3 million as of June 30, 2024, to $22.1 million as of March 31, 2025, and (ii) a further loss $5.6 million upon disposal in the fourth quarter of fiscal 2025. The loss is included in the caption "Change in fair value of equity securities" in the consolidated statement of operations for the year ended June 30, 2025.

The Company did not identify any observable transactions during the year ended June 30, 2024, and therefore there was no change in the fair value of MobiKwik during that year. During the year ended June 30, 2021, MobiKwik entered into a number of separate agreements with new shareholders to raise additional capital through the issuance of additional shares. The Company used the valuation from MobiKwik's June 2021 capital raise as the basis for its fair value determination of $76.3 million as of June 30, 2024.

Cell C

On August 2, 2017, the Company, through its subsidiary, Net1SA, purchased 75,000,000 class "A" shares of Cell C for an aggregate purchase price of ZAR 2.0 billion ($151.0 million) in cash. The Company funded the transaction through a combination of cash and a borrowing facility. Net1 SA has pledged, among other things, its entire equity interest in Cell C as security for the previous South African facilities described in Note 12. On September 30, 2022, Cell C completed its recapitalization process which included the issuance of additional equity instruments by Cell C. The Company's effective percentage holding in Cell C's equity reduced from 15% to 5% following the recapitalization. The Company's investment in Cell C was carried at fair value as of June 30, 2025. Refer to Note 6 for additional information regarding changes in the fair value of Cell C.

CPS

The Company deconsolidated its investment in CPS in May 2020. As of June 30, 2026 and 2025, respectively, the Company owned 87.5% of CPS' issued share capital.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

9. EQUITY-ACCOUNTED INVESTMENTS AND OTHER LONG-TERM ASSETS (continued)

Other long-term assets (continued)

Summarized below are the components of the Company's equity securities without readily determinable fair value and held to maturity investments as of June 30, 2026:

	Cost basis	Unrealized holding gains	Unrealized holding losses	Carrying value
Equity securities:				
Investment in Cowdi	$ 250	$ -	$ -	$ 250
Investment in CPS	-	-	-	-
Total	$ 250	$ -	$ -	$ 250

Summarized below are the components of the Company's equity securities without readily determinable fair value and held to maturity investments as of June 30, 2025:

	Cost basis	Unrealized holding gains	Unrealized holding losses	Carrying value
Equity securities:				
Investment in CPS	$ -	$ -	$ -	$ -
Held to maturity:				
Investment in Cedar Cellular notes	-	-	-	-

10. GOODWILL AND INTANGIBLE ASSETS, net

Goodwill

Summarized below is the movement in the carrying value of goodwill for the years ended June 30, 2026, 2025 and 2024:

	Gross value	Accumulated impairment	Carrying value
Balance as of July 1, 2023	$ 152,619	$ (18,876)	$ 133,743
Foreign currency adjustment(1)	5,280	(472)	4,808
Balance as of June 30, 2024	157,899	(19,348)	138,551
Impairment loss	-	(17,041)	(17,041)
Acquisitions (Note 3)(2)	76,114	-	76,114
Foreign currency adjustment(1)	2,096	(325)	1,771
Balance as of June 30, 2025	236,109	(36,714)	199,395
Impairment loss	-	(388)	(388)
Acquisition (Note 3)(3)	1,586	-	1,586
Deconsolidation of Humble (Note 3)	(1,515)	-	(1,515)
Foreign currency adjustment(1)	18,770	(2,550)	16,220
Balance as of June 30, 2026	$ 254,950	$ (39,652)	$ 215,298

(1) – The foreign currency adjustment represents the effects of the fluctuations between the South African Rand against the U.S. dollar on the carrying value.

(2) – Represents goodwill arising from the acquisition of Adumo, Utilities, Lesaka Nam and Lesaka Fuel Software and translated at the foreign exchange rates applicable on the date the transactions became effective. This goodwill has been allocated to the Merchant (a portion Adumo, Lesaka Nam and Lesaka Fuel Software), Consumer (a portion of Adumo) and Enterprise (Utilities) reportable operating segments.

(3) – Represents goodwill arising from the acquisition of MobileMart and translated at the foreign exchange rates applicable on the date the transactions became effective. This goodwill has been allocated to the Enterprise reportable operating segment.

Goodwill associated with the acquisitions represents the excess of cost over the fair value of net assets acquired. Goodwill arising from these acquisitions is not deductible for tax purposes. See Note 3 for the allocation of the purchase price to the fair value of acquired net assets.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

10. GOODWILL AND INTANGIBLE ASSETS, net (continued)

Goodwill (continued)

Impairment loss

The Company assesses the carrying value of goodwill for impairment annually, or more frequently, whenever events occur and circumstances change indicating potential impairment. The Company performs its annual impairment test as at June 30 of each year. The Company did not perform a qualitative assessment during the years ended June 30, 2026, 2025 and 2024, respectively. Except as discussed below, no goodwill has been impaired during the years ended June 30, 2026, 2025 and 2024, respectively.

In order to determine the amount of the goodwill impairments, the estimated fair value of our reporting units' business assets and liabilities were compared to the carrying value of their assets and liabilities. The Company used a discounted cash flow model in order to determine the fair value of the businesses (this is a Level-3 fair value measurement). Based on this analysis, the Company determined that the carrying value of the reporting units' business assets and liabilities exceeded their fair value at the reporting date.

In determining the fair value of the reporting units, the Company considered key judgements related to the reporting units' revenue growth rates, weighted-average cost of capital ("WACC") applicable to peer and industry comparables of the reporting units, and the forecast periods used. The Company may record an impairment loss in future if actual growth rates are lower than those included in the Company's discounted cash flow model. Furthermore, use of a higher weighted-average cost of capital may also result in an impairment loss in the future.

Year ended June 30, 2026 goodwill impairment loss

The Company recognized an impairment loss of $0.4 million as a result of the impairment analysis performed as of March 31, 2026, related to goodwill allocated to its SwitchPay reporting unit within its Merchant segment. The impairment is included within the caption impairment loss in the consolidated statement of operations for the year ended June 30, 2026.

At June 30, 2025, the fair value of the SwitchPay reporting unit exceeded its carrying value by 50%. The impairment loss in the SwitchPay reporting unit resulted from the termination of its sole customer contract during fiscal 2026 which adversely impacted its future cash flows, growth prospects and its ability to continue as a going concern.

Year ended June 30, 2025 goodwill impairment loss

The Company recognized an impairment loss of $17.0 million as a result of its annual impairment analysis related to goodwill allocated to its LCM and Lesaka MT reporting units within its Merchant segment, its Lesaka Payouts reporting unit within Consumer segment and its Lesaka Alternative Digital Products Proprietary Limited, formerly known as EasyPay Proprietary Limited, ("Lesaka ADP") reporting unit within its Enterprise segment. The impairments are included within the caption impairment loss in the consolidated statement of operations for the year ended June 30, 2025.

At June 30, 2024, the fair value of the LCM reporting unit exceeded its carrying value by 11%.The impairment loss in the LCM reporting unit resulted from a reassessment of the business' growth prospects in the context of its strategic market positioning, optimized capital expenditures and increase WACC over prior years.

The impairment loss in the Lesaka MT reporting unit resulted from a reassessment of the business' growth prospects, a strategic decision to exit low return and sub-optimal merchants' contracts.

The impairment loss in the Lesaka Payouts reporting unit resulted from a reassessment of the business' growth prospects of the reporting unit with lower revenue and therefore lower free cash flow generation expected compared to when performing the purchase price allocation.

Lesaka ADP was acquired in fiscal 2006. At June 30, 2024, the fair value of the Lesaka ADP reporting unit exceeded its carrying value by 318%. The impairment loss in the Lesaka ADP reporting unit during the year ended June 30, 2025, resulted from a reassessment of the business' growth and the expected impact on its future cash flows as a result the cash outflows expected from initiatives to modernize its existing technology platform to retain and expand its product offering and customer base.

The fair value of the Lesaka Hospitality and Humble reporting units (both allocated to Merchant) included in the Company's acquisition of Adumo did not substantially exceed the carrying value of their respective reporting unit. The fair value of the Lesaka Hospitality reporting unit exceeded the carrying value by 2.4% and Humble exceeded the carrying value by 1%. As of June 30, 2025, carrying value of goodwill allocated to Lesaka Hospitality and Humble was $34.0 million and $1.5 million, respectively. All other reporting units' fair value exceeded the carrying value of the reporting unit by at least 28%.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

10. GOODWILL AND INTANGIBLE ASSETS, net (continued)

Goodwill (continued)

Impairment loss (continued)

Year ended June 30, 2025 goodwill impairment loss (continued)

The table below presents the impairment per reporting unit for the year ended June 30, 2025 and the revenue growth rates, WACC and forecast period for reporting units used in the discounted cash flow models for the June 30, 2025 and June 30, 2024, and for entities acquiring during the current fiscal year, the information used in the purchase price allocation:

Segments and reporting units with impairments	Impairment	Remaining goodwill	Range of revenue growth rates (%)	Terminal revenue growth rates (%)	WACC (%)	Forecast period (years)
Merchant	$ 9,268	$ 22,283				
Lesaka Cash Management	5,688	22,283				
Used at June 30, 2025			3.2 - 23	6.0	15.6	5
Used at June 30, 2024			10 - 13.9	5.0	14.7	5
Lesaka MT	3,580	-				
Used at June 30, 2025			(10) - 37	(10.0)	18.5	5
Used at acquisition			6.7 - 14.9	N/A	18.9	
Consumer	2,197	6,027				
Lesaka Payouts	2,197	6,027				
Used at June 30, 2025			7.5 - 40.2	6.0	18.2	5
Used at acquisition			11.8 - 26.6	N/A	18.9	4
Enterprise	5,576	3,533				
Lesaka ADP	5,576	3,533				
Used at June 30, 2025			6 - 65.6	6.0	22.5	10
Used at June 30, 2024			(21.7) - 6.9	6.0	14.7	5
Total	$ 17,041	$ 31,843				

In the event that there is a deterioration in the Company's operating segments, or in any other of the Company's businesses, this may lead to impairments in future periods. Furthermore, the difficulties of integrating acquired businesses may be increased by the necessity of integrating personnel with disparate business backgrounds and combining different corporate cultures. The Company also may not be able to retain key customers of an acquired business or realize cost efficiencies or synergies or other benefits that it anticipated when selecting its acquisition candidates. These factors may also lead to impairments in future periods.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

10. GOODWILL AND INTANGIBLE ASSETS, net (continued)

Goodwill (continued)

Goodwill has been allocated to the Company's reportable segments as follows:

	Merchant	Consumer	Enterprise	Carrying value
Balance as of July 1, 2023	$ 119,117	$ -	$ 14,626	$ 133,743
Foreign currency adjustment(1)	4,279	-	529	4,808
Balance as of June 30, 2024	123,396	-	15,155	138,551
Impairment loss	(9,268)	(2,197)	(5,576)	(17,041)
Acquisitions (Note 3)	63,808	8,423	3,883	76,114
Foreign currency adjustment(1)	1,698	(199)	272	1,771
Balance as of June 30, 2025	179,634	6,027	13,734	199,395
Impairment loss	(388)	-	-	(388)
Acquisitions (Note 3)	-	-	1,586	1,586
Deconsolidation of Humble (Note 3)	(1,515)	-	-	(1,515)
Foreign currency adjustment(1)	14,635	495	1,090	16,220
Balance as of June 30, 2026	$ 192,366	$ 6,522	$ 16,410	$ 215,298

(1) – The foreign currency adjustment represents the effects of the fluctuations between the South African Rand, against the U.S. dollar on the carrying value.

The table presents the components of impairment loss for the years ended June 30, 2026 and 2025:

	2026	2025
Goodwill impairment loss	$ 388	$ 17,041
Impairment of right-of-use assets (Note 8)	2,623	-
Impairment of property, plant and equipment(1)	989	-
Impairment of intangible assets	35	1,822
Total	$ 4,035	$ 18,863

(1) During the nine months ended March 31, 2026, the Company commenced the process to wind down its ATM business and recognized an impairment related to ATMs recorded in property, plant and equipment to reduce the carrying amounts of these assets to their estimated recoverable values. The recoverable values were determined based on estimated proceeds expected to be realized primarily through the piecemeal disposal of the assets. The Company's management estimated the recoverable values based on observable market pricing for similar assets, adjusted for the condition, age and expected timing of sale. These estimates represent management's best estimate of fair value less costs to sell. The fair value measurements associated with the impairment were classified within Level 3 of the fair value hierarchy, as the valuation incorporates significant unobservable inputs, including assumptions regarding expected selling prices and market demand for used ATM equipment. Actual proceeds may differ from these estimates arising from changes in market conditions or the timing and manner of disposal.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

10. GOODWILL AND INTANGIBLE ASSETS, net

Intangible assets

Intangible assets acquired

Summarized below is the fair value of intangible assets acquired, translated at the exchange rate applicable as of the relevant acquisition dates, and the weighted-average amortization period:

		Fair value as of acquisition date	Weighted-average amortization period (in years)
Finite-lived intangible asset:			
Acquired during the year ended June 30, 2025:			
Adumo – technology assets	$	13,998	3 - 7
Adumo – customer relationships		11,185	5 - 10
Adumo – brands		3,623	10 - 15
Utilities – technology assets		1,161	4
Utilities – customer relationships		15,010	5
Lesaka Digital Risk – technology assets	$	69	0.1

On acquisition of these businesses, the Company recognized an aggregate deferred tax liability of approximately $12.2 million related to the acquisition of intangible assets during the year ended June 30, 2025.

Impairment loss during the years ended June 30, 2026 and 2025

The Company assesses the carrying value of intangible assets for impairment whenever events occur or circumstances change indicating that the carrying amount of the intangible asset may not be recoverable. No intangible assets have been impaired during the years ended years ended June 30, 2026, 2025 and 2024, respectively, except for intangible assets of $0.04 million and $1.8 million, respectively, related to Lesaka MT which were fully impaired during the years ended June 30, 2026 and 2025. The impairment was identified during the Company’s annual goodwill impairment testing. The method for determining fair value is discussed above under Goodwill—Impairment loss. The impairment loss related to the impairment of the intangible assets is included in the caption Impairment loss in the consolidated statements of operations.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

10. GOODWILL AND INTANGIBLE ASSETS, net (continued)

Intangible assets (continued)

Summarized below is the carrying value and accumulated amortization of the intangible assets as of June 30, 2026, and June 30, 2025:

	As of June 30, 2026			As of June 30, 2025		
	Gross carrying value	Accumulated amortization and impairment	Net carrying value	Gross carrying value	Accumulated amortization	Net carrying value
Finite-lived intangible assets:						
Software, integrated platform and unpatented technology[1]	$ 153,867	$ (62,220)	$ 91,647	$ 137,099	$ (41,925)	$ 95,174
Customer relationships[1]	57,862	(26,084)	31,778	53,369	(18,568)	34,801
FTS patent	2,335	(2,335)	-	2,158	(2,158)	-
Brands and trademarks [1][2]	19,732	(19,732)	-	18,233	(8,993)	9,240
Total finite-lived intangible assets	$ 233,796	$ (110,371)	$ 123,425	$ 210,859	$ (71,644)	$ 139,215

(1) June 30, 2025, balances include the intangible assets acquired as part of the Adumo acquisition in October 2024, and the Utilities and Lesaka Digital Risk acquisitions in March 2025.

(2) During early calendar 2025, the Company's executive considered the unification of the Company's merchant segments operations and the realignment of the Company's brands under the master brand "Lesaka". The Company's Board of Directors approved the realignment of certain of the Company's brands to the master brand in May 2025. The Company identified the steps and timing to realign the affected brands under the master brand and expects to have complete alignment by February 2027, with certain brands aligned in December 2025. The change in brands has resulted in a change in the useful lives of certain of the Company's brand and trademark intangible assets which has resulted in an increase (excluding the impact on "Adumo" and "GAAP" brands) in amortization expense of $6.3 million and $2.6 million during the years ended June 30, 2026 and 2025, respectively, compared with the comparative periods assuming the original useful lives. The change in the useful lives resulted in a $4.6 million decrease in the Company's net income from continuing operations for the year ended June 30, 2026, and did not have a significant impact on earnings per share. The change in the useful lives resulted in a $1.9 million increase in the Company's net loss from continuing operations for the year ended June 30, 2025, and did not have a significant impact on loss per share. The change did not impact the year ended June 30, 2024.

Aggregate amortization expense on the finite-lived intangible assets for the years ended June 30, 2026, 2025 and 2024, was approximately $29.7 million, $22.0 million and $14.4 million, respectively.

Future estimated annual amortization expense for the next five fiscal years and thereafter, using the exchange rates that prevailed on June 30, 2026, is presented in the table below. Actual amortization expense in future periods could differ from this estimate as a result of acquisitions, changes in useful lives, exchange rate fluctuations and other relevant factors.

Fiscal 2027	$ 23,794
Fiscal 2028	23,110
Fiscal 2029	22,383
Fiscal 2030	20,447
Fiscal 2031	16,963
Thereafter	16,728
Total future estimated annual amortization expense	$ 123,425

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

11. ASSETS AND POLICYHOLDER LIABILITIES UNDER INSURANCE AND INVESTMENT CONTRACTS

Reinsurance assets and policyholder liabilities under insurance contracts

Summarized below is the movement in reinsurance assets and policyholder liabilities under insurance contracts during the years ended June 30, 2026 and 2025:

	Reinsurance Assets(1)	Insurance contracts(2)
Balance as of July 1, 2024	$ 1,469	$ (2,241)
Increase in policyholder benefits under insurance contracts	461	(10,127)
Claims and policyholders' benefits under insurance contracts	(131)	9,781
Foreign currency adjustment(3)	38	(57)
Balance as of June 30, 2025	1,837	(2,644)
Increase in policyholder benefits under insurance contracts	799	(13,437)
Claims and policyholders' benefits under insurance contracts	(412)	12,690
Foreign currency adjustment(3)	192	(297)
Balance as of June 30, 2026	$ 2,416	$ (3,688)

(1) Included in other long-term assets (refer to Note 9);
(2) Included in other long-term liabilities;
(3) Represents the effects of the fluctuations of the ZAR against the U.S. dollar.

The Company has agreements with reinsurance companies in order to limit its losses from large insurance contracts, however, if the reinsurer is unable to meet its obligations, the Company retains the liability. The value of insurance contract liabilities is based on the best estimate assumptions of future experience plus a risk adjustment for non-financial risk, as required in the markets in which these products are offered, namely South Africa. The process of deriving the best estimates assumptions plus risk adjustments include assumptions related to claim reporting delays (based on average industry experience) and their associated costs as well as assumptions related to the present value of disability claims in payment.

Assets and policyholder liabilities under investment contracts

Summarized below is the movement in assets and policyholder liabilities under investment contracts during the years ended June 30, 2026 and 2025:

	Assets(1)	Investment contracts(2)
Balance as of July 1, 2024	$ 216	$ (216)
Increase in policyholder benefits under investment contracts	5	(5)
Claims and decrease in policyholders' benefits under investment contracts	(101)	101
Foreign currency adjustment(3)	13	(5)
Balance as of June 30, 2025	133	(125)
Increase in policyholder benefits under investment contracts	6	(6)
Foreign currency adjustment(3)	2	(10)
Balance as of June 30, 2026	$ 141	$ (141)

(1) Included in other long-term assets (refer to Note 9);
(2) Included in other long-term liabilities;
(3) Represents the effects of the fluctuations of the ZAR against the U.S. dollar.

The Company does not offer any investment products with guarantees related to capital or returns.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

12. BORROWINGS

Reference rate reform

After the transition away from certain interbank offered rates in foreign jurisdictions ("IBOR reform"), the reforms to South Africa's reference interest rate are now accelerating rapidly. The Johannesburg Interbank Average Rate ("JIBAR") will be replaced by the new South African Overnight Index Average ("ZARONIA") following the cessation of JIBAR after its final publication on December 31, 2026. ZARONIA reflects the interest rate at which rand-denominated overnight wholesale funds are obtained by commercial banks. The "No New JIBAR" initiative commenced on May 1, 2026, marking the cut-off date from which market participants should no longer enter into new financial contracts referencing JIBAR, except in clearly defined and limited circumstances. Certain of the Company's borrowings referenced JIBAR as a base interest rate. In February 2026, the Company amended its borrowing agreement to change the reference rate from JIBAR to ZARONIA from April 1, 2026 in anticipation of the "No New JIBAR" initiative. The reference rate applicable to Facilities A and B uses ZARONIA plus a credit adjustment spread ("CAS"), which is intended to place the parties in substantially the same economic position as if JIBAR had not ceased.

South Africa

The ZARONIA rate and CAS on June 30, 2026, was 6.73% and 0.1619%, respectively. The prime rate, the benchmark rate at which private sector banks lend to the public in South Africa, on June 30, 2026, was 10.50%.

Facilities obtained in February 2025

Lesaka SA has obtained four loan facilities from FirstRand Bank Limited (acting through its Rand Merchant Bank division) ("RMB"), FirstRand Bank Limited (acting through its WesBank division) ("WesBank"), FirstRand Bank Limited being a South African corporate and investment bank, Investec Bank Limited (acting through its Investment Banking division: Corporate Solutions) ("Investec" and together with RMB and WesBank, the "Lenders"). These comprise a term loan of up to ZAR 2.2 billion ($121.4 million) ("Facility A"), an amortizing loan of ZAR 1.0 billion ($56.3 million) ("Facility B") and a senior revolving credit facility of up to ZAR 2.2 billion ($121.4 million) ("Senior RCF"), and a general banking facility from RMB of up to ZAR 1.1 billion ($66.0 million) (the "GBF", and collectively with Facility A, Facility B and Senior RCF, the "Facilities"), which are described in more detail below.

On February 27, 2026, the Company, Lesaka SA and a number of other subsidiaries of Lesaka SA, the Lenders and the Debt Guarantor entered into a Amended and Restated Common Terms Agreement ("CTA") which replaced the Original Common Terms Agreement ("Original CTA"), and:

- amended the reference rate from JIBAR to ZARONIA;
- aligned the annual repayment dates for Facility B from February to March, with the final maturity date unchanged as February 28, 2029; and
- updated certain provisions to expressly permit the implementation of interest rate hedging.

The CTA was further amended by a letter dated March 27, 2026, due to a change in the working capital facility discussed below.

The Company, Lesaka SA and the majority of Lesaka SA's directly and indirectly wholly-owned subsidiaries have agreed to guarantee the obligations of Lesaka SA and of the other borrowers under the Facilities to the Lenders.

Lesaka has pledged its equity interests in Lesaka SA and the Company's interests in a certain banking account to the Debt Guarantor as collateral securing Lesaka's guarantee obligations.

The CTA governing the above contains customary covenants which include a requirement for Lesaka SA to maintain specified Net Debt to EBITDA and Interest Cover Ratios (as defined in the CTA) and restricts the ability of Lesaka SA, and certain of its subsidiaries to make certain distributions with respect to their capital stock, prepay other debt, encumber their assets, incur additional indebtedness, make investments above specified levels, engage in certain business combinations and engage in other corporate activities.

Lesaka SA paid non-refundable debt structuring fees of ZAR 10.0 million ($0.5 million) to the Lenders on February 27, 2025.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

12. BORROWINGS (continued)

South Africa (continued)

Facilities obtained in February 2025 (continued)

Long-term borrowings – Facility A and Facility B Agreements

Lesaka SA may borrow up to an aggregate amount of ZAR 2.2 billion for the sole purpose of refinancing the existing facilities of Lesaka SA and Lesaka Cash Management with RMB, funding transaction costs and for general corporate purposes. Lesaka SA utilized Facility A in full on February 28, 2025, to settle a portion of its existing facilities with RMB and to settle all of Lesaka Cash Management's existing facilities with RMB, as well as to pay certain transaction costs.

Lesaka SA may borrow up to an aggregate of ZAR 1.0 billion for the sole purpose of refinancing the Lesaka SA existing facilities, including its general banking facilities, with RMB, and for general corporate purposes. Lesaka SA utilized Facility B in full on February 28, 2025, to repay a portion of its existing facilities as well as to settle a portion of its existing general banking facility.

Facility A is required to be repaid in full on February 28, 2029. Facility A is subject to customary mandatory prepayment terms. Lesaka SA is permitted to make voluntary prepayments of Facility A, and is permitted to subsequently utilize any voluntary prepayments made under Facility A under the RCF Agreement. Amounts utilized under the RCF Agreement are required to be repaid in full on February 28, 2029. No drawdowns has occurred under the RCF.

Facility B is required to be repaid in four annual installments, as follows: (i) ZAR 150.0 million ($9.0 million) was paid on March 31, 2026; (ii) ZAR 200.0 million ($12.2 million) on March 31, 2027; (iii) ZAR 300.0 million ($18.3 million) on March 31, 2028; and (iv) ZAR 350.0 million ($21.3 million) on February 28, 2029. Facility B is subject to customary mandatory prepayment terms. Lesaka SA is permitted to make voluntary prepayments of Facility B, however it is unable to subsequently utilize any amounts prepaid.

Interest on Facility A and Facility B as well as any interest related to utilization under the RCF Agreement is payable quarterly in arrears at end of March, June, September and December, with the first interest payment commencing on June 30, 2025.

Short-term facility - General Banking Facility

Lesaka SA and certain of its subsidiaries may borrow up to an aggregate of ZAR 1.1 billion under a general banking facility ("GBF") from RMB for general corporate expenditure (including capital expenditure) and working capital purposes of the Lesaka SA and certain of its subsidiaries. Lesaka SA utilized a portion of the GBF to refinance its existing general banking facility. As of June 30, 2026, the Company had utilized ZAR 339.2 million ($20.7 million) of this facility.

Concurrent with the execution of the CTA, Lesaka SA and RMB entered into a General Banking Facility Agreement (the "Original GBF Agreement"), which was amended by an addendum dated on or about July 16, 2025. On March 27, 2026, Lesaka SA and RMB entered into an Amended and Restated General Banking Facility ("Restated GBF Agreement") to amend and replace the Original GBF Agreement. Pursuant to the Restated GBF Agreement, Lesaka SA and certain of its subsidiaries have access to direct facilities of ZAR 1.1 billion ($67.7 million), which include a general banking facility (a demand facility); short-term direct and contingent facilities which cover forward exchange contracts and credit cards; an indirect facility of ZAR 90.8 million ($5.5 million) for bank guarantees; and settlement lines of ZAR 326.0 million ($19.9 million). The direct facilities may be reallocated as indirect facilities, and indirect facilities may be reallocated as direct facilities. As of June 30, 2026, the Company had utilized ZAR 33.1 million ($1.9 million) of its other facilities to enable the bank to issue guarantees, letters of credit and forward exchange contracts (refer to Note 22).

The facilities under the Restated GBF Agreement were available for utilization from March 30, 2026, and are subject to annual review by RMB. Lesaka SA paid and capitalized an upfront fee paid to RMB and legal fees paid to legal advisors totaling ZAR 4.2 million ($0.3 million) related to this transaction.

Interest on the GBF is payable monthly and is based on the South African prime rate in effect from time to time less 0.50%. The Company pays a commitment fee of 0.70% (seventy basis points) per annum (excluding VAT) of the unutilized GBF, where utilization of the GBF is less than 90% of available GBF. This fee is calculated daily and payable monthly in arrears.

Wesbank Facilities

The Company, through certain of its South African subsidiaries, has an asset-backed facility of ZAR 214.5 million ($13.1 million) of which ZAR 147.7 million ($9.0 million) has been utilized.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

12. BORROWINGS (continued)

South Africa (continued)

Refinanced Lesaka Capital Loan Document, comprising long-term borrowings

On September 5, 2025, the Company, through its indirect South African subsidiaries Lesaka Capital Proprietary Limited ("Lesaka Capital") and Lesaka Fuel, entered into a ZAR 400 million Revolving Credit Facility Agreement ("Lesaka Capital Loan Document") of which ZAR 316.8 million has been utilized as of June 30, 2026.

The Lesaka Capital Loan Document contain customary covenants that require Lesaka Capital and Lesaka Fuel to collectively maintain a specified capital adequacy ratio, restrict the ability of the entities to make certain distributions with respect to their capital stock, encumber their assets, incur additional indebtedness, make investments, engage in certain business combinations and engage in other corporate activities.

Pursuant to the Lesaka Capital Loan Document, Lesaka Capital and Lesaka Fuel collectively may borrow up to an aggregate of ZAR 400.0 million for the sole purposes of funding Lesaka Capital's and Lesaka Fuel's lending business, settling up to ZAR 20.0 million related to an intercompany loan to Lesaka Capital's direct parent, and paying structuring and execution fee and legal costs.

Interest is payable on the last business day of each calendar month.

The Company paid a non-refundable structuring and execution fee of ZAR 0.5 million, excluding value added taxation, to the RMB on closing of the Lesaka Capital Loan Document in September 2025.

Certain merchant finance loans receivable have been pledged as security for the revolving credit facility obtained from RMB.

Nedbank facility, comprising short-term facilities

As of June 30, 2026 and June 30, 2025, the Company had utilized ZAR 2.1 million ($0.1 million) and ZAR 2.1 million ($0.1 million), respectively, of its indirect and derivative facilities of ZAR 156.6 million (June 30, 2025: ZAR 156.6 million) to enable the bank to issue guarantees, letters of credit and forward exchange contracts (refer to Note 22).

In terms of a commitment provided to the lender under the CTA, the Company has undertaken not to utilize more than ZAR 5.0 million ($0.3 million) of the Nedbank Facility.

The Company has entered into cession and pledge agreements with Nedbank related to certain of its Nedbank credit facilities (the general banking facility and a portion of the indirect facility) and the Company has ceded and pledged certain bank accounts to Nedbank and also provided a cession of Lesaka SA's shareholding in Cell C. The funds included in these bank accounts are restricted as they may not be withdrawn without the express permission of Nedbank.

RMB Bridge Facilities, comprising a short-term facility obtained in September 2024 and amended in December 2024 (all repaid)

On September 30, 2024, Lesaka SA entered into a Facility Letter (the "F2024 Facility Letter") with RMB to provide Lesaka SA a ZAR 665.0 million funding facility (the "Bridge Facility"). The Bridge Facility was used by Lesaka SA to (i) settle an amount of ZAR 232.2 due under the Adumo transaction (refer to Note 3); (ii) pay Crossfin Holdings (RF) Proprietary Limited ("Crossfin Holdings") ZAR 207.2 million under a share purchase agreement concluded between Lesaka SA and Crossfin Holdings (refer to Note 14); (iii) pay an amount of ZAR 147.5 million, which includes interest, notified by Investec to Adumo and Lesaka SA as a result of the transaction described in Note 3, and (iv) pay an origination fee of ZAR 7.6 million to RMB. The Facility also provided Lesaka SA with ZAR 70.0 million for transaction-related expenses.

On December 10, 2024, Lesaka SA and RMB entered into a First Addendum to the Facility Letter (the "F2024 Addendum Letter"). The F2024 Addendum Letter provided Lesaka SA with an additional ZAR 250.0 million general banking facility ("2024 GBF Facility") which could be used for general corporate purposes. The Bridge Facility and 2024 GBF Facility were repaid in full on February 28, 2025, utilizing funding obtained under the CTA and the agreements were cancelled.

Interest on the Bridge Facility and the 2024 GBF Facility was calculated at the prime rate plus 1.80%. The Bridge Facility and the 2024 GBF Facility were unsecured and were repaid in full on February 28, 2025, the maturity date, pursuant to the refinancing process.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

12. BORROWINGS (continued)

South Africa (continued)

Cancelled RMB Facilities, as amended, comprising a short-term facility (Facility E) and long-term borrowings (all repaid)

On July 21, 2017, Lesaka SA entered into a Common Terms Agreement, Subordination Agreement, Security Cession & Pledge and certain ancillary loan documents (collectively, the "Original Loan Documents") with RMB, a South African corporate and investment bank, and Nedbank Limited (acting through its Corporate and Investment Banking division), an African corporate and investment bank (collectively, the "Lenders"). Since 2017, these agreements have been amended to add additional facilities, including Facilities G and H, which were obtained to finance the acquisition of Connect. Facilities E, G and H have been repaid and cancelled in February 2025 and there is no balance outstanding as of June 30, 2025.

Short-term facility - Facility E

The Company cancelled its Facility E facility agreement in November 2024. The overdraft facility could only be used to fund ATMs and therefore the overdraft utilized and converted to cash to fund the Company's ATMs was considered restricted cash.

Interest on the overdraft facility was payable on the first day of the month following utilization of the facility and on the final maturity date based on the South African prime rate. The overdraft facility amount utilized was required to be repaid in full within one month of utilization and at least 90% of the amount utilized was to be repaid within 25 days. The overdraft facility was secured by a pledge by Lesaka SA of, among other things, cash and certain bank accounts utilized in the Company's ATM funding process, the cession of Lesaka SA's shareholding in Cell C, the cession of an insurance policy with Senate Transit Underwriters Managers Proprietary Limited, and any rights and claims Lesaka SA had against Grindrod Bank Limited.

Long-term borrowings - Facility G and Facility H

On March 16, 2023, the Company, through Lesaka SA, entered into a Fifth Amendment and Restatement Agreement, which included, among other agreements, an Amended and Restated Common Terms Agreement ("Expired CTA"), an Amended and Restated Senior Facility G Agreement ("Facility G Agreement") and an Amended and Restated Senior Facility H Agreement ("Facility H Agreement") (collectively, the "Loan Documents") with RMB. Main Street 1692 (RF) Proprietary Limited ("Debt Guarantor"), a South African company incorporated for the sole purpose of holding collateral for the benefit of the Lenders and acting as debt guarantor is also a party to the Loan Documents. Pursuant to the Facility G Agreement, Lesaka SA was entitled to borrow up to an aggregate of approximately ZAR 708.6 million. Facility G included a term loan of ZAR 508.6 million and a revolving credit facility of up to ZAR 200 million. Pursuant to the Facility H Agreement, Lesaka SA was entitled to borrow up to an aggregate of approximately ZAR 357.4 million.

On February 28, 2025, the Company used its new borrowings to settle Facility G and Facility H in full, including accumulated interest of ZAR 201.7 million ($10.9 million). These facilities, excluding accrued interest, included (i) Facility G of ZAR 492.1 million ($26.6 million); (ii) Facility H of ZAR 350.0 million ($18.9 million); and (iii) a Facility G revolver of ZAR 200.0 million ($10.8 million) (of which ZAR 199 million ($10.8 million) had been utilized at February 28, 2025). These facilities were repaid in full on February 28, 2025, utilizing funding obtained under the Expired CTA and the Facility G and Facility H agreements were cancelled. Amounts translated at rates prevailing on the repayment date. The interest rate on these facilities was JIBAR plus a margin of 4.75%.

Lesaka SA paid a quarterly commitment fee computed at a rate of 35% of the Applicable Margin (as defined in the Expired CTA) on the amount of the revolving credit facility outstanding and such commitment fee was capitalized, subject to the cap discussed above.

The Company used cash proceeds of ZAR 64.2 million ($3.5 million) received from the sale of Finbond shares (refer to Note 9) during the year ended June 30, 2024, to repay capitalized interest under Facility G and Facility H.

Cancelled Connect Facilities, comprising long-term borrowings and a short-term facility (all repaid)

On March 22, 2023, the Company, through CCMS, entered into a First Amendment and Restatement Agreement, which included, among other agreements, an Amended and Restated Facilities Agreement ("CCMS Facilities Agreement") with RMB. The CCMS Facilities Agreement was amended to increase the Facility B available under the CCMS Facilities Agreement by ZAR 200.0 million to ZAR 550.0 million. The final maturity date was extended to December 31, 2027, and scheduled principal repayments were amended, with the first scheduled repayment commencing from March 31, 2026. These facilities were repaid in full on February 28, 2025, utilizing funding obtained under the CTA and the agreements cancelled. Prior to settlement and cancellation, the Connect Facilities included (i) an overdraft facility (general banking facility) of ZAR 170.0 million ($9.2 million); (ii) CCMS Facility A of ZAR 700.0 million ($37.9 million); (iii) CCMS Facility B of ZAR 550.0 million ($29.8 million) (both were fully utilized). Amounts translated at rates prevailing on the repayment date.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

12. BORROWINGS (continued)

South Africa (continued)

Cancelled Connect Facilities, comprising long-term borrowings and a short-term facility (all repaid) (continued)

On October 29, 2024, the Company, through CCMS, entered into an addendum to a facility letter with RMB, to obtain a ZAR 100.0 million temporary increase in its overdraft facility for a period of approximately four months to specifically fund the purchase of prepaid airtime vouchers. This temporary increase was repayable in equal daily instalments which commenced at the end of October 2024 with the final repayment made on February 15, 2025.

In February 2023, the Company, through CCMS, obtained a ZAR 175.0 million temporary increase in its overdraft facility for a period of four months to specifically fund the purchase of prepaid airtime vouchers. This temporary increase was repayable in four equal monthly instalments of ZAR 43.8 million and which commenced in March 2023. In May 2023, the Company, through CCMS, obtained a ZAR 155.0 million temporary increase in its overdraft facility for a period of one month to specifically fund the purchase of prepaid airtime vouchers. This temporary increase was repaid in full in June 2023. Interest at the South Africa prime rate less 0.1% was payable on a monthly basis on both of these temporary facilities.

Interest on CCMS Facility A and CCMS Facility B was payable quarterly in arrears based on JIBAR in effect from time to time plus a margin.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

12. BORROWINGS (continued)

Movement in short-term credit facilities

Summarized below are the Company's short-term facilities as of June 30, 2026, and the movement in the Company's short-term facilities from as of June 30, 2025 to as of June 30, 2026:

	RMB GBF	RMB Other	Nedbank Facilities	RMB Connect	RMB Bridge	RMB Facility E	Total
Short-term facilities available as of June 30, 2026	$ 67,702	$ 5,534	$ 9,542	$ -	$ -	$ -	$ 82,778
Overdraft	67,702	-	-	-	-	-	67,702
Indirect and derivative facilities	-	5,534	9,542	-	-	-	15,076
Movement in utilized overdraft facilities:							
Balance as of June 30, 2024	-	-	-	9,351	-	6,737	16,088
Utilized	27,917	-	-	5,655	41,150	23,894	98,616
Repaid	(4,311)	-	-	(14,627)	(39,205)	(31,028)	(89,171)
Foreign currency adjustment(1)	863	-	-	(379)	(1,945)	397	(1,064)
Balance as of June 30, 2025	24,469	-	-	-	-	-	24,469
No restrictions as to use	24,469	-	-	-	-	-	24,469
Utilized	123,712	-	-	-	-	-	123,712
Repaid	(129,417)	-	-	-	-	-	(129,417)
Facility fees paid	(252)	-	-	-	-	-	(252)
Facility fees amortized	64	-	-	-	-	-	64
Foreign currency adjustment(1)	2,095	-	-	-	-	-	2,095
Balance as of June 30, 2026	20,671	-	-	-	-	-	20,671
No restrictions as to use	20,671	-	-	-	-	-	20,671
Interest rate as of June 30, 2026 (%)(2)	10.00						
Interest rate as of June 30, 2025 (%)(2)	10.25						
Movement in utilized indirect and derivative facilities:							
Balance as of June 30, 2024	-	1,821	116	-	-	-	1,937
Foreign currency adjustment(1)	-	43	3	-	-	-	46
Balance as of June 30, 2025	-	1,864	119	-	-	-	1,983
Guarantees cancelled	-	(1,543)	-	-	-	-	(1,543)
Utilized	-	3,588	-	-	-	-	3,588
Foreign currency adjustment(1)	-	370	10	-	-	-	380
Balance as of June 30, 2026	$ -	$ 4,279	$ 129	$ -	$ -	$ -	$ 4,408

(1) Represents the effects of the fluctuations between the ZAR and the U.S. dollar.
(2) RMB GBF interest is set at prime less 0.50%.

Interest expense incurred under the Company's South African long-term borrowings and included in the caption interest expense on the consolidated statement of operations during the years ended June 30, 2026 and 2025, was $2.5 million and $4.2 million, respectively.

The Company cancelled Adumo's overdraft arrangements on October 1, 2024, and settled Adumo's outstanding overdraft balance of ZAR 20.0 million ($1.1 million) on the same day. The repayment is included in the caption repayment of bank overdraft included on the Company's consolidated statements of cash flows for the year ended June 30, 2025.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

12. BORROWINGS (continued)

Movement in long-term borrowings

Summarized below is the movement in the Company's long-term borrowing from as of June 30, 2025, to as of June 30, 2026:

	Facilities						
	Lesaka A	Lesaka B	Asset backed	CCC	Lesaka G & H	Connect A&B	Total
Opening balance as of June 30, 2024	$ -	$ -	$ 8,379	$ 11,841	$ 56,151	$ 66,815	$ 143,186
Facilities utilized	116,652	54,112	3,184	5,091	11,022	-	190,061
Facilities repaid	-	-	(4,513)	(554)	(60,245)	(65,910)	(131,222)
Non-refundable fees paid	970	-	-	-	-	-	970
Non-refundable fees amortized	248	-	-	21	116	32	417
Capitalized interest	-	-	-	-	5,033	-	5,033
Capitalized interest repaid	-	-	-	-	(11,077)	-	(11,077)
Foreign currency adjustment(1)	2,505	2,209	129	495	(1,000)	(937)	3,401
Included in current	-	8,448	3,508	-	-	-	11,956
Included in long-term	120,375	47,873	3,671	16,894	-	-	188,813
Opening balance as of June 30, 2025	120,375	56,321	7,179	16,894	-	-	200,769
Facilities utilized	-	-	5,977	972	-	-	6,949
Facilities repaid	-	(8,953)	(4,788)	-	-	-	(13,741)
Non-refundable fees paid	-	-	-	(33)	-	-	(33)
Non-refundable fees amortized	314	-	5	29	-	-	348
Capitalized interest	-	-	-	-	-	-	-
Capitalized interest repaid	-	-	-	-	-	-	-
Foreign currency adjustment(1)	9,902	4,439	632	1,446	-	-	16,419
Closing balance as of June 30, 2026	130,591	51,807	9,005	19,308	-	-	210,711
Included in current	-	12,190	3,924	-	-	-	16,114
Included in long-term	130,591	39,617	5,081	19,308	-	-	194,597
Unamortized fees	(799)	-	-	(6)	-	-	(805)
Due within 2 years	-	18,285	3,085	19,314	-	-	40,684
Due within 3 years	131,390	21,332	1,694	-	-	-	154,416
Due within 4 years	-	-	302	-	-	-	302
Due within 5 years	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Interest rates as of June 30, 2026 (%):	10.14	10.04	10.75	10.40	-	-	
Base rate (%)	6.73	6.73	10.50	10.50	-	-	
Credit adjustment spread (%)	0.16	0.16	-	-	-	-	
Margin (%)	3.25	3.15	0.25	(0.10)	-	-	
Footnote number	(2)(3)	(4)(5)	(6)	(7)			
Interest rates as of June 30, 2025 (%):	10.54	10.44	11.50	11.70	-	-	
Base rate (%)	7.29	7.29	10.75	10.75	-	-	
Margin (%)	3.25	3.15	0.75	0.95	-	-	
Footnote number	(3)	(5)	(6)	(8)			

(1) Represents the effects of the fluctuations between the ZAR and the U.S. dollar.

(2) From April 1, 2026, interest on Facility A is based on ZARONIA in effect from time to time plus a margin. The margin on Facility A is determined with reference to the Net Debt to EBITDA Ratio, and the margin will be either (i) 3.25%, if the Net Debt to EBITDA Ratio is greater than or equal to 2.5 times; or (ii) 2.50%, if the Net Debt to EBITDA Ratio is less than 2.5 times.

(3) Interest on Facility A was based on the JIBAR in effect from time to time plus an initial margin of 3.25% per annum until June 30, 2025. From July 1, 2025, to March 31, 2026, the margin on Facility A was determined with reference to the Net Debt to EBITDA Ratio, and the margin would be either (i) 3.25%, if the Net Debt to EBITDA Ratio was greater than or equal to 2.5 times; or (ii) 2.50%, if the Net Debt to EBITDA Ratio was less than 2.5 times.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

12. BORROWINGS (continued)

Movement in long-term borrowings (continued)

(4) From April 1, 2026, interest on Facility B is calculated based on ZARONIA from time to time plus a margin. The margin on Facility B is determined with reference to the Net Debt to EBITDA Ratio, and the margin will be either (i) 3.15%, if the Net Debt to EBITDA Ratio is greater than or equal to 2.5 times; or (ii) 2.40%, if the Net Debt to EBITDA Ratio is less than 2.5 times.

(5) Interest on Facility B was calculated based on JIBAR from time to time plus an initial margin of 3.15% per annum until June 30, 2025. From July 1, 2025, to March 31, 2026, the margin on Facility B was determined with reference to the Net Debt to EBITDA Ratio, and the margin would be either (i) 3.15%, if the Net Debt to EBITDA Ratio was greater than or equal to 2.5 times; or (ii) 2.40%, if the Net Debt to EBITDA Ratio was less than 2.5 times.

(6) Interest is charged at prime plus 0.75% per annum on the utilized balance.

(7) Interest is charged at prime less 0.10% per annum on the utilized balance.

(8) Interest was charged at prime plus 0.95% per annum on the utilized balance.

Interest expense incurred under the Company's South African long-term borrowings and included in the caption interest expense on the consolidated statement of operations during the years ended June 30, 2026, 2025 and 2024, was $14.4 million, $16.9 million and $16.1 million, respectively. Prepaid facility fees amortized included in interest expense during the years ended June 30, 2026, 2025 and 2024, was $0.3 million, $0.4 million and $0.4 million, respectively.

Interest expense incurred under the Company's South African long-term borrowings to fund its Consumer lending book and Lesaka Capital's merchant finance loans receivable are included in the caption cost of goods sold, IT processing, servicing and support on the consolidated statement of operations. Total interest expense incurred related to the Consumer lending book (for the year ended June 30, 2026 and the four months ended June 30, 2025) and interest incurred under the Lesaka Capital's merchant finance loans receivable was $7.2 million, $2.9 million, and $1.4, for the years ended June 30, 2026, 2025 and 2024, respectively.

The Company cancelled Adumo's long-term borrowings arrangements on October 1, 2024, and settled Adumo's outstanding balances of ZAR 126.7 million ($7.2 million) on the same day. The repayment is included in the caption repayment of long-term borrowings included on the Company's consolidated statements of cash flows for the year ended June 30, 2025.

13. OTHER PAYABLES

Summarized below is the breakdown of other payables as of June 30, 2026 and 2025:

	June 30, 2026	June 30, 2025
Vendor wallet balances	$ 35,154	$ 19,529
Accruals	10,562	8,469
Clearing accounts	9,682	6,766
Provisions	12,076	8,497
Value-added tax payable[(A)]	6,668	6,347
Payroll-related payables	1,798	1,931
Deferred consideration due to seller of Utilities (Note 3)	-	13,837
Other	7,322	10,659
	$ 83,262	$ 76,035

(A) Value-added tax payable and the total of Other payables as of June 30, 2025, have each increased by $4.0 million as a result of the correction discussed in Note 1.

Clearing accounts and vendor wallet balances may fluctuate due to the day (weekend or public holiday) on which the Company's quarter or year end falls because certain elements of transactions within these accounts are not settled over weekends or public holidays.

Other includes deferred income, client deposits and other payables.

In December 2025, the Company determined that the liquidation of CPS is at an advanced stage and released an accrual raised at the time of deconsolidation. The release has been included in the caption "Other income" in the consolidated statement of operations for the year ended June 30, 2026.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

14. COMMON STOCK

Common stock

Holders of shares of Lesaka's common stock are entitled to receive dividends and other distributions when declared by Lesaka's board of directors out of legally available funds. Payment of dividends and distributions is subject to certain restrictions under the Florida Business Corporation Act, including the requirement that after making any distribution Lesaka must be able to meet its debts as they become due in the usual course of its business. Upon voluntary or involuntary liquidation, dissolution or winding up of Lesaka, holders of common stock share ratably in the assets remaining after payments to creditors and provision for the preference of any preferred stock according to its terms. There are no pre-emptive or other subscription rights, conversion rights or redemption or scheduled installment payment provisions relating to shares of common stock. All of the outstanding shares of common stock are fully paid and non-assessable.

Each holder of common stock is entitled to one vote per share for the election of directors and for all other matters to be voted on by shareholders. Holders of common stock may not cumulate their votes in the election of directors, and are entitled to share equally and ratably in the dividends that may be declared by the board of directors, but only after payment of dividends required to be paid on outstanding shares of preferred stock according to its terms. The shares of Lesaka common stock are not subject to redemption.

Issue of shares to Lesaka Cash Management sellers pursuant to April 2022 transaction

The total purchase consideration pursuant to the Lesaka Cash Management acquisition in April 2022 includes 3,185,079 shares of the Company's common stock. These shares of common stock were issued in three equal tranches on each of the first, second and third anniversaries of the April 14, 2022 closing. The Company legally issued 1,061,693 shares of its common stock, representing the third and second tranche, to the Lesaka Cash Management sellers in each of April 2025 and 2024, respectively, and this had no impact on the number of shares, net of treasury, presented in the consolidated statement of changes in equity during the year ended June 30, 2025 and 2024, respectively because these shares were included in the 3,185,079 shares included in the number of shares, net of treasury, as of June 30, 2025 and 2024.

Impact of non-vested equity shares on number of shares, net of treasury

The Company's number of shares, net of treasury, presented in the consolidated balance sheets and consolidated statement of changes in equity includes participating non-vested equity shares (specifically contingently returnable shares) as described below in Note 17 "— Amended and Restated Stock Incentive Plan—Restricted Stock—General Terms of Awards". The following table presents a reconciliation between the number of shares, net of treasury, presented in the consolidated statement of changes in equity and the number of shares, net of treasury, excluding non-vested equity shares that have not vested during the years ended June 30, 2026, 2025 and 2024:

	2026	2025	2024
Number of shares, net of treasury:			
Statement of changes in equity – common stock	83,306,794	81,249,097	64,272,243
Less: Non-vested equity shares that have not vested as of end of year (Note 17)	2,462,188	2,169,900	2,084,946
Number of shares, net of treasury excluding non-vested equity shares that have not vested	80,844,606	79,079,197	62,187,297

Redeemable common stock issued pursuant to transaction with the IFC Investors

Holders of redeemable common stock have all the rights enjoyed by holders of common stock, however, holders of redeemable common stock have additional contractual rights. On April 11, 2016, the Company entered into a Subscription Agreement (the "Subscription Agreement") with International Finance Corporation ("IFC"), IFC African, Latin American and Caribbean Fund, LP ("ALAC"), IFC Financial Institutions Growth Fund, LP, and Africa Capitalization Fund, Ltd. (collectively, the "IFC Investors"). Under the Subscription Agreement, the IFC Investors purchased, and the Company sold in the aggregate, approximately 9.98 million shares of the Company's common stock, par value $0.001 per share, at a price of $10.79 per share, for gross proceeds to the Company of approximately $107.7 million. The Company accounted for these 9.98 million shares as redeemable common stock as a result of the put option discussed below.

On May 19, 2020, the Africa Capitalization Fund, Ltd sold its entire holding of 2,103,169 shares of the Company's common stock and therefore the additional contractual rights, including the put option rights related to these 2,103,169 shares, expired. The Company reclassified $22.7 million related to these 2,103,169 shares sold from redeemable common stock to additional paid-in-capital during the year ended June 30, 2020.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

14. COMMON STOCK (continued)

Redeemable common stock issued pursuant to transaction with the IFC Investors (continued)

During the year ended June 30, 2026, ALAC, made numerous filings on Form 4 Statement of Beneficial Ownership with the United States Securities and Exchange Commission reporting that ALAC had sold an aggregate of 925,352 shares of the Company's common stock and therefore the additional contractual rights, including the put option rights related to these 925,352 shares, expired. The Company reclassified $10.0 million related to these 925,352 shares sold from redeemable common stock to additional paid-in-capital during the year ended June 30, 2026.

On August 19, 2022, the IFC Investors filed an amended Form 13D/A, amendment no. 2, with the United States Securities and Exchange Commission reporting that in October 2017 and February 2018, the IFC sold an aggregate of 514,376 shares of the Company's common stock and therefore the additional contractual rights, including the put option rights related to these 514,376 shares, expired. The Company reclassified $5.6 million related to these 514,376 shares sold from redeemable common stock to additional paid-in-capital during the year ended June 30, 2022.

The Company has entered into a Policy Agreement with the IFC Investors (the "Policy Agreement"). The material terms of the Policy Agreement are described below.

Certain IFC Investors were investors in Adumo and the Company issued an aggregate of 1,989,162 additional shares of its common stock at a price of $4.79 to these IFC Investors pursuant to the Purchase Agreement (refer to Note 3). The Company and the IFC Investors amended and restated the Policy Agreement ("Amended and Restated Policy Agreement") to include these additional shares issued to the IFC Investors to also be covered by the put right included in the Amended and Restated Policy Agreement. The Company also accounted for these 1,989,162 shares as redeemable common stock as a result of the put option.

Board Rights

For so long as the IFC Investors in aggregate beneficially own shares representing at least 5% of the Company's common stock, the IFC Investors will have the right to nominate one director to the Company's board of directors. For so long as the IFC Investors in aggregate beneficially own shares representing at least 2.5% of the Company's common stock, the IFC Investors will have the right to appoint an observer to the Company's board of directors at any time when they have not designated, or do not have the right to designate, a director.

Put Option

Each IFC Investor will have the right, upon the occurrence of specified triggering events, to require the Company to repurchase all of the shares of its common stock purchased by the IFC Investors pursuant to the Subscription Agreement (or upon exercise of their preemptive rights discussed below). Events triggering this put right relate to (1) the Company being the subject of a governmental complaint alleging, a court judgment finding or an indictment alleging that the Company (a) engaged in specified corrupt, fraudulent, coercive, collusive or obstructive practices; (b) entered into transactions with targets of economic sanctions; or (c) failed to operate its business in compliance with anti-money laundering and anti-terrorism laws; or (2) the Company rejecting a bona fide offer to acquire all of its outstanding Common Stock at a time when it has in place or implements a shareholder rights plan, or adopting a shareholder rights plan triggered by a beneficial ownership threshold of less than twenty percent. The put price per share will be the higher of the price per share paid by the IFC Investors pursuant to the Subscription Agreement (or paid when exercising their preemptive rights) and the volume weighted average price per share prevailing for the 60 trading days preceding the triggering event, except that with respect to a put right triggered by rejection of a bona fide offer, the put price per share will be the highest price offered by the offeror. The Company believes that the put option has no value and, accordingly, has not recognized the put option in its consolidated financial statements.

Registration Rights

The Company has agreed to grant certain registration rights to the IFC Investors for the resale of their shares of the Company's common stock, including filing a resale shelf registration statement and taking certain actions to facilitate resales thereunder.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

14. COMMON STOCK (continued)

Redeemable common stock issued pursuant to transaction with the IFC Investors (continued)

Preemptive Rights

For so long as the IFC Investors hold in aggregate 5% of the outstanding shares of common stock of the Company, each Investor will have the right to purchase its pro-rata share of new issuances of securities by the Company, subject to certain exceptions.

Common stock repurchases

October 2024 repurchase of common stock and issue of shares in Utilities transaction

On October 1, 2024, the Company, through Lesaka SA, and Crossfin Holdings entered into a share purchase agreement under which Lesaka SA purchased 2,601,410 of the 3,587,332 Consideration Shares for ZAR 207.2 million ($12.0 million). The transaction was settled in early October 2024, and the shares of the Company's common stock repurchased have been included in the Company's treasury shares included in its consolidated statement of changes in equity for the year ended June 30, 2025, respectively. The repurchase was made outside of the Company's then $100 million share repurchase authorization.

The Company, through Lesaka SA, issued 1,092,361 of the 2,601,410 shares of the Company's common stock to the Seller under the terms of Recharger Purchase Agreement described in Note 3 during the year ended June 30, 2025. The Company recognized a gain of $0.4 million on issuance of these which is included in the caption additional paid-in-capital in the consolidated statement of changes in equity for the year ended June 30, 2025. In March 2026, Lesaka SA delivered 1,017,914 shares of the 2,601,410 shares of the Company's common stock to the Seller under the terms of Recharger Purchase Agreement. The Company recognized a loss in additional paid-in-capital of $0.1 million during the year ended June 30, 2026, related to the difference between in the value on March 3, 2026, and the price paid per share in October 2024.

Acquisition of Lesaka Hospitality non-controlling interests

During the year ended June 30, 2026, the Company acquired all of the issued share capital of Lesaka Hospitality that it did not previously own for approximately $6.5 million, which was settled utilizing cash of $3.5 million and the transfer of 662,714 shares of Lesaka's common stock with a fair value of $3.0 million on closing on March 6, 2026. The 662,714 shares of the Company's common stock were sourced from the 2,601,410 shares of the Company's common stock referred to above and shares acquired in December 2025. The Company recognized a gain in additional paid-in-capital of $0.1 million related to the difference between the value on March 6, 2026, and the price paid per share in October 2024 and December 2025, respectively. The acquisition of the non-controlling interests was accounted for as an equity transaction with a non-controlling interest and accordingly no gain or loss was recognized in the Company's consolidated statement of operations. The carrying amount of the non-controlling interest was adjusted to reflect the change in ownership interest in Lesaka Hospitality. The difference between the fair value of the consideration paid and the amount by which the non-controlling interest was adjusted, of $0.4 million, was recognized in, and increased, total Lesaka equity.

Executed under share repurchase authorizations

On September 2, 2025, the Company's Board of Directors approved a share repurchase authorization to repurchase up to an aggregate of $15 million of common stock. The authorization has no expiration date. This share repurchase authorization replaces our $100 million share repurchase authorization which was approved on February 5, 2020. The share repurchase authorization will be used at management's discretion, subject to limitations imposed by SEC Rule 10b-18 and other legal requirements and subject to price and other internal limitations established by the Board. Repurchases will be funded from the Company's available cash. Share repurchases may be made through open-market purchases, privately negotiated transactions, or both. There can be no assurance that the Company will purchase any shares or any particular number of shares. The authorization may be suspended, terminated or modified at any time for any reason, including market conditions, the cost of repurchasing shares, liquidity and other factors that management deems appropriate. The Company did not repurchase any of its shares during the years ended June 30, 2026, 2025, and 2024, respectively, under the share repurchase authorization, however, it did repurchase 84,758, 371,187 and 319,522 shares of its common stock from its employees during the years ended June 30, 2026, 2025, and 2024, respectively, refer to Note 17 for additional information regarding these repurchases.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

15. ACCUMULATED OTHER COMPREHENSIVE LOSS

The table below presents the change in accumulated other comprehensive (loss) income per component during the years ended June 30, 2026, 2025 and 2024:

	Accumulated foreign currency translation reserve	Total
Balance as of July 1, 2023[(A)]	$ (195,516)	$ (195,516)
Release of foreign currency translation reserve related to liquidation of subsidiaries	(952)	(952)
Release of foreign currency translation reserve: disposal of Finbond equity securities (Note 9)	1,543	1,543
Movement in foreign currency translation reserve related to equity-accounted investment	489	489
Movement in foreign currency translation reserve [(A)]	6,209	6,209
Balance as of June 30, 2024[(A)]	(188,227)	(188,227)
Release of foreign currency translation reserve related to liquidation of subsidiaries	6	6
Movement in foreign currency translation reserve [(B)]	2,595	2,595
Balance as of June 30, 2025[(B)]	(185,626)	(185,626)
Release of foreign currency translation reserve related to impairment of equity-accounted investment (Note 9)	550	550
Release of foreign currency translation reserve related to liquidation of subsidiaries	(516)	(516)
Movement in foreign currency translation reserve [(C)]	19,273	19,273
Balance as of June 30, 2026[(C)]	$ (166,319)	$ (166,319)

(A) Accumulated other comprehensive loss and Total as of July 1, 2023, have each decreased by $0.2 million as a result of the correction discussed in Note 1. Accumulated other comprehensive loss and Total for the year ended June 30, 2024, have each decreased by $0.08 million as a result of the correction discussed in Note 1 to the amount included in the caption Movement in foreign currency translation reserve. Accumulated other comprehensive loss and Total as of June 30, 2024, have each decreased by $0.29 million as a result of the correction discussed in Note 1.

(B) Accumulated other comprehensive loss and Total for the year ended June 30, 2025, have each decreased by $0.09 million as a result of the correction discussed in Note 1 to the amount included in the caption Movement in foreign currency translation reserve. Accumulated other comprehensive loss and Total as of June 30, 2025, have each decreased by $0.22 million as a result of the correction discussed in Note 1.

(C) Accumulated other comprehensive loss and Total for the year ended June 30, 2026, have each increased by $0.1 million as a result of the correction, as discussed in Note 1, to the amount included in the caption Movement in foreign currency translation reserve for the three months ended September 30, 2025. Accumulated other comprehensive loss and Total as of June 30, 2026, have each increased by $0.1 million as a result of the correction discussed in Note 1.

The movement in the foreign currency translation reserve represents the impact of translation of consolidated entities which have a functional currency (which is primarily ZAR) to the Company's reporting currency, which is USD.

During the year ended June 30, 2026, the Company reclassified losses of $0.6 million from accumulated other comprehensive loss (accumulated foreign currency translation reserve) to net loss related to the impairment on liquidation of an equity-accounted investment. During the year ended June 30, 2026, the Company reclassified an aggregate gain of $0.5 million from accumulated other comprehensive loss (accumulated foreign currency translation reserve) to net loss related to the disposal of a subsidiary and the liquidation of a subsidiary. During the year ended June 30, 2025, the Company reclassified a loss of $0.006 million from accumulated other comprehensive loss (accumulated foreign currency translation reserve) to net loss related to the liquidation of subsidiaries. During the year ended June 30, 2024, the Company reclassified $1.5 million from accumulated other comprehensive loss (accumulated foreign currency translation reserve) to net loss related to the disposal of shares in Finbond (refer to Note 9). The Company also reclassified a gain of $1.0 million from accumulated other comprehensive loss (accumulated foreign currency translation reserve) to net loss related to the liquidation of subsidiaries during the year ended June 30, 2024.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

16. REVENUE

The Company is a provider of digitized cash management solutions and merchant acquiring services, including an integrated platform for the distribution of ADP (including value-added services such as prepaid airtime, prepaid electricity and bill payment); software solutions, transaction processing services; financial inclusion products and services, and secure payment technology. The Company operates as a payment processor in South Africa. The Company offers debit, credit and prepaid processing and issuing services for all major payment networks. In South Africa, the Company provides innovative low-cost financial inclusion products, including banking, lending and insurance.

The Company analyzes its business under a “product” view, for example, its acquiring activities in Merchant are allocated to an acquiring product view for Merchant. The Company has updated its disaggregation of revenue disclosures to align with this product view. Comparative periods have been recast.

Disaggregation of revenue

The following table represents our revenue disaggregated by major revenue streams, including reconciliation to operating segments for the year ended June 30, 2026:

	Merchant	Consumer	Enterprise	Total
ADP	$ 367,574	$ 205	$ 52,038	$ 419,817
South Africa	325,696	205	52,038	377,939
Rest of world	41,878	-	-	41,878
Transactional fees	-	50,443	-	50,443
Acquiring	46,776	-	-	46,776
South Africa	46,776	-	-	46,776
Rest of world	-	-	-	-
Cash	41,604	-	-	41,604
Software	22,139	-	-	22,139
Utilities	-	-	15,002	15,002
Other	18,350	802	5,878	25,030
South Africa	17,757	802	5,878	24,437
Rest of world	593	-	-	593
Total revenue under ASC 606, derived from the following geographic location	**496,443**	**51,450**	**72,918**	**620,811**
South Africa	453,972	51,450	72,918	578,340
Rest of world	42,471	-	-	42,471
Lending	9,750	57,618	-	67,368
South Africa	9,688	57,618	-	67,306
Rest of world	62	-	-	62
Insurance	-	33,375	-	33,375
Total non-ASC 606 revenue, derived from the following geographic location	**9,750**	**90,993**	**-**	**100,743**
South Africa	9,688	90,993	-	100,681
Rest of world	62	-	-	62
Total revenue, derived from the following geographic locations	**506,193**	**142,443**	**72,918**	**721,554**
South Africa	463,660	142,443	72,918	679,021
Rest of world	$ 42,533	$ -	$ -	$ 42,533

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

16. REVENUE (continued)

The following table represents our revenue disaggregated by major revenue streams, including reconciliation to operating segments for the year ended June 30, 2025:

	Merchant	Consumer	Enterprise	Total
ADP	$ 404,317	$ -	$ 30,512	$ 434,829
South Africa	370,009	-	30,512	400,521
Rest of world	34,308	-	-	34,308
Transactional fees	-	39,506	82	39,588
Cash	43,723	-	-	43,723
Acquiring	32,507	-	-	32,507
South Africa	32,507	-	-	32,507
Rest of world	-	-	-	-
Software	14,872	-	-	14,872
Utilities	-	-	4,027	4,027
Other	19,663	530	4,820	25,013
South Africa	19,173	530	4,820	24,523
Rest of world	490	-	-	490
Total revenue under ASC 606, derived from the following geographic location	**515,082**	**40,036**	**39,441**	**594,559**
South Africa	480,284	40,036	39,441	559,761
Rest of world	34,798	-	-	34,798
Lending	9,170	35,920	-	45,090
South Africa	9,113	35,920	-	45,033
Rest of world	57	-	-	57
Insurance	-	20,052	-	20,052
Total non-ASC 606 revenue, derived from the following geographic location	**9,170**	**55,972**	**-**	**65,142**
South Africa	9,113	55,972	-	65,085
Rest of world	57	-	-	57
Total revenue, derived from the following geographic locations	**524,252**	**96,008**	**39,441**	**659,701**
South Africa	489,397	96,008	39,441	624,846
Rest of world	$ 34,855	$ -	$ -	$ 34,855

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

16. REVENUE (continued)

The following table represents our revenue disaggregated by major revenue streams, including reconciliation to operating segments for the year ended June 30, 2024:

	Merchant	Consumer	Enterprise	Total
ADP	$ 390,041	$ -	$ 31,064	$ 421,105
South Africa	363,879	-	31,064	394,943
Rest of world	26,162	-	-	26,162
Cash	40,319	-	-	40,319
Transactional fees	-	31,238	-	31,238
Acquiring	12,642	-	-	12,642
Other	4,790	76	7,878	12,744
South Africa	4,379	76	7,878	12,333
Rest of world	411	-	-	411
Total revenue under ASC 606, derived from the following geographic location	**447,792**	**31,314**	**38,942**	**518,048**
South Africa	421,219	31,314	38,942	491,475
Rest of world	26,573	-	-	26,573
Lending	8,277	25,140	-	33,417
South Africa	8,222	25,140	-	33,362
Rest of world	55	-	-	55
Insurance	-	12,757	-	12,757
Total non-ASC 606 revenue, derived from the following geographic location	**8,277**	**37,897**	**-**	**46,174**
South Africa	8,222	37,897	-	46,119
Rest of world	55	-	-	55
Total revenue, derived from the following geographic locations	**456,069**	**69,211**	**38,942**	**564,222**
South Africa	429,441	69,211	38,942	537,594
Rest of world	$ 26,628	$ -	$ -	$ 26,628

17. STOCK-BASED COMPENSATION

Amended and Restated Stock Incentive Plan

The Company's Amended and Restated 2022 Stock Incentive Plan ("2022 Plan") was most recently amended and restated on November 16, 2022. On each of April 11, 2024, and September 2, 2025, respectively, the Company's Board amended the 2022 Plan to increase the number of shares available for issuance by 3,000,000 (for a total increase of 6,000,000). On each of June 3, 2024, and December 8, 2025, respectively, the Company's shareholders approved the amendment.

No evergreen provisions are included in the 2022 Plan. This means that the maximum number of shares issuable under the 2022 Plan is fixed and cannot be increased without shareholder approval, the 2022 Plan expires by its terms upon a specified date, and no new stock options are awarded automatically upon exercise of an outstanding stock option. Shareholder approval is required for the repricing of awards or the implementation of any award exchange program. The Plan permits Lesaka to grant to its employees, directors and consultants incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, performance-based awards and other awards based on its common stock. The Remuneration Committee of the Company's Board of Directors ("Remuneration Committee") administers the 2022 Plan.

The total number of shares of common stock issuable under the 2022 Plan is 19,552,580. The maximum number of shares for which stock options, stock appreciation rights (other than performance-based awards that are not options) may be granted during a calendar year to any participant is 600,000 shares. Shares covered by awards that expire, terminate or lapse without payment will again be available for the grant of awards under the 2022 Plan, as well as shares that are delivered to us by the holder to pay withholding taxes or as payment for the exercise price of an award, if permitted by the Remuneration Committee. The shares deliverable in connection with awards granted under the 2022 Plan may consist, in whole or in part, of authorized but unissued shares or treasury shares. To account for stock splits, stock dividends, reorganizations, recapitalizations, mergers, consolidations, spin-offs and other corporate events, the 2022 Plan requires the Remuneration Committee to equitably adjust the number and kind of shares of common stock issued or reserved pursuant to the 2022 Plan or outstanding awards, the maximum number of shares issuable pursuant to awards, the exercise price for awards, and other affected terms of awards to reflect such event. No awards may be granted under the 2022 Plan after September 7, 2032, but awards granted on or before such date may extend to later dates.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

17. STOCK-BASED COMPENSATION (continued)

Amended and Restated Stock Incentive Plan (continued)

Options

General Terms of Awards

Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant, with vesting conditioned upon the recipient's continuous service through the applicable vesting date and expire 10 years after the date of grant. The options generally become exercisable in accordance with a vesting schedule ratably over a period of three years from the date of grant. The Company issues new shares to satisfy stock option award exercises but may also use treasury shares.

Valuation Assumptions

The fair value of each option is estimated on the date of grant using the Cox Ross Rubinstein binomial model that uses the assumptions noted in the table below. The estimated expected volatility is calculated based on the Company's 730, 1095 and 1460-day volatility (as applicable). The estimated expected life of the option was determined based on the historical behavior of employees who were granted options with similar terms. No stock options were granted during the year ended June 30, 2026. The table below presents the range of assumptions used to value options granted during the years ended June 30, 2025 and 2024:

	2025	2024
Expected volatility	43 %	56 %
Expected dividends	0 %	0 %
Expected life (in years)	2.0	5.0
Risk-free rate	4.32 %	2.09 %

Restricted Stock

General Terms of Awards

Shares of restricted stock are considered to be participating non-vested equity shares (specifically contingently returnable shares) for the purposes of calculating earnings per share (refer to Note 19) because, as discussed in more detail below, the recipient is obligated to transfer any unvested restricted stock back to the Company for no consideration and these shares of restricted stock are eligible to receive non-forfeitable dividend equivalents at the same rate as common stock. Restricted stock generally vests ratably over a three year period, with vesting conditioned upon the recipient's continuous service through the applicable vesting date and under certain circumstances, the achievement of certain performance targets, as described below.

Recipients are entitled to all rights of a shareholder of the Company except as otherwise provided in the restricted stock agreements. These rights include the right to vote and receive dividends and/or other distributions, however, any or all dividends or other distributions paid related to restricted stock during the period of such restrictions shall be accumulated (without interest) or reinvested in additional shares of common stock, which in either case shall be subject to the same restrictions as the underlying award or such other restrictions as the Remuneration Committee may determine. The restricted stock agreements generally prohibit transfer of any nonvested and forfeitable restricted stock. If a recipient ceases to be a member of the Board of Directors or an employee for any reason, all shares of restricted stock that are not then vested and non-forfeitable will be immediately forfeited and transferred to the Company for no consideration, except as otherwise agreed between the parties. Forfeited shares of restricted stock are available for future issuances by the Remuneration Committee.

The Company issues new shares to satisfy restricted stock awards.

Valuation Assumptions

The fair value of restricted stock is generally based on the closing price of the Company's stock quoted on The Nasdaq Global Select Market on the date of grant.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

17. STOCK-BASED COMPENSATION (continued)

Amended and Restated Stock Incentive Plan (continued)

Restricted Stock (continued)

Market Conditions - Restricted Stock Granted in November 2025

In November 2025, the Company awarded 245,000 shares of restricted stock to a group comprising employees and which are subject to a time-based vesting condition and a market condition and vest in full only on the date, if any, that the following conditions are satisfied: (1) a compounded annual 15% appreciation in the Company's stock price off a base price of $4.31 over the measurement period commencing on November 1, 2025 through October 31, 2028, and (2) the recipient is employed by the Company on a full-time basis through to October 31, 2028. If either of these conditions is not satisfied, then none of the shares of restricted stock will vest and they will be forfeited. The Company's closing price on October 31, 2025, was $4.30.

The appreciation levels (times and price) and annual target percentages to earn the awards as of each period ended are as follows:

- Prior to the first anniversary of the grant date: 0%;
- Fiscal 2027, the Company's 30-day volume weighted-average stock price ("VWAP") before October 31, 2026 is approximately 1.15 times higher (i.e. $4.96 or higher) than $4.31: 33%;
- Fiscal 2028, the Company's VWAP before October 31, 2027 is 1.32 times higher (i.e. $5.70 or higher) than $4.31: 67%;
- Fiscal 2029, the Company's VWAP before October 31, 2028 is 1.52 times higher (i.e. $6.55) than $4.31: 100%.

The fair value of these shares of restricted stock was calculated using a Monte Carlo simulation. In scenarios where the shares do not vest, the final vested value at maturity is zero. In scenarios where vesting occurs, the final vested value on maturity is the share price on vesting date. In its calculation of the fair value of the restricted stock, the Company used an equally weighted volatility of 41.2% for the closing price (of $4.35), a discounting based on U.S. dollar overnight indexed swap rates for the grant date, and no future dividends. The equally weighted volatility was extracted from the time series for closing prices as the standard deviation of log prices for the three years preceding the grant date.

Restricted Stock Units

The Remuneration Committee may approve the grant of other stock-based awards. In April 2022, the Company granted 1,250,486 shares of restricted stock to employees of Connect pursuant to the terms of the acquisition. The award included an equalization mechanism to maintain a return of $7.50 per share of restricted stock upon vesting through the issue of restricted stock units. The conversion of restricted stock units to shares cannot exceed 50% under the terms of the award and therefore no more than 625,243 (or 1,250,486 divided by two) would be issued upon vesting. During the years ended June 30, 2025 and 2024, respectively, 380,775 and 388,908 shares of restricted stock vested, and 190,378 and 194,454 restricted stock units vested, the maximum amount possible, and were converted to shares of common stock. Employees elected for 173,354 and 166,087 shares to be withheld from 173,468 and 166,167 restricted stock units which vested, and which were converted to shares, in order to satisfy the withholding tax liability on the vesting of these and other shares. The 173,354 and 166,087 shares have been included as a reduction of the Company's shares of common stock (these shares were included in treasury shares prior to the recast discussed in Note 1).

Stock Appreciation Rights

The Remuneration Committee may also grant stock appreciation rights, either singly or in tandem with underlying stock options. Stock appreciation rights entitle the holder upon exercise to receive an amount in any combination of cash or shares of common stock (as determined by the Remuneration Committee) equal in value to the excess of the fair market value of the shares covered by the right over the grant price. No stock appreciation rights have been granted.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

17. STOCK-BASED COMPENSATION (continued)

Stock option and restricted stock activity

Options

The following table summarizes stock option activity for the years ended June 30, 2026, 2025 and 2024:

	Number of shares	Weighted average exercise price ($)	Weighted average remaining contractual term (in years)	Aggregate intrinsic value ($'000)	Weighted average grant date fair value ($)
Outstanding - July 1, 2023	673,274	4.37	5.14	239	1.67
Granted – June 2024	500,000	3.50	5.17	880	1.76
Granted – June 2024	1,000,000	6.00	4.60	1,690	1.69
Granted – June 2024	1,000,000	8.00	4.60	1,300	1.30
Granted – June 2024	1,000,000	11.00	4.60	920	0.92
Granted – June 2024	1,000,000	14.00	4.60	685	0.69
Exercised	(54,287)	2.25	-	71	-
Forfeited	(200,739)	3.96		-	1.42
Outstanding - June 30, 2024	4,918,248	8.70	4.51	889	1.77
Granted – December 2024	350,000	6.00	2.00	433	1.24
Granted – December 2024	250,000	8.00	2.00	177	0.71
Granted – January 2025	100,000	8.00	2.00	71	0.71
Granted – January 2025	150,000	11.00	2.00	107	0.71
Granted – January 2025	150,000	14.00	2.00	123	0.82
Exercised	(38,011)	3.02	-	72	-
Forfeited	(13,333)	11.23		-	8.83
Outstanding - June 30, 2025	5,866,904	8.71	3.55	703	1.20
Exercised	(21,196)	3.02	-	41	-
Outstanding - June 30, 2026	5,845,708	8.73	2.29	979	1.20

These options have an exercise price range of $3.01 to $14.00.

No stock options were awarded during the year ended June 30, 2026. The Company awarded 1,000,000 and 4,500,000 stock options to employees during the years ended June 30, 2025 and 2024, respectively.

The Company awarded 1,000,000 stock options during the year ended June 30, 2025 with strike prices ranging from $6 to $14. These stock options will vest on December 31, 2026, and vesting is subject to the executive officers continued employment with the Company through to the vesting date. The 1,000,000 stock options expire on January 31, 2029.

The 4,500,000 stock options awarded during the year ended June 30, 2024, were awarded to Mr. Mazanderani, the Company's Executive Chairman, and 500,000 of these stock options were granted pursuant to the 2022 Plan and 4,000,000 were granted pursuant to shareholder approval which was obtained on June 3, 2024. The 500,000 options vested on December 3, 2024, the first anniversary of the grant date, and were subject to Mr. Mazanderani's continued services as Executive Chair through the vesting date. The 500,000 options were scheduled to vest immediately if Mr. Mazanderani's employment was terminated by the Company without cause on or before the first anniversary of the grant date. In March 2025, the Company's Remuneration Committee amended the exercise terms of the 500,000 stock options from being exercisable during a period commencing from January 31, 2028 to January 31, 2029, to being exercisable from March 2025, however, any stock options exercised may only be sold during a period commencing from January 31, 2028 to January 31, 2029. The 4,000,000 options vested on January 31, 2026, and were subject to Mr. Mazanderani's ongoing service through to this date. The 4,000,000 stock options may only be exercised during a period commencing from January 31, 2028 to January 31, 2029.

On August 3, 2026, the Company awarded Mr. Mazanderani, an option to purchase 1,000,000 shares of the Company's common stock at an exercise price of $5.00 per share. These stock options may only be exercised during the period commencing from April 1, 2029 to April 1, 2030. Vesting of these stock options is subject to Mr. Mazanderani's continuous employment with the Company through April 1, 2028.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

17. STOCK-BASED COMPENSATION (continued)

Stock option and restricted stock activity (continued)

Options (continued)

During the year ended June 30, 2026, 4,000,000 stock options vested and are exercisable during a period commencing from January 31, 2028 to January 31, 2029. During the years ended June 30, 2025 and 2024, an additional 26,982 (which excludes the 500,000 options discussed earlier), and 116,063 stock options became exercisable, respectively. During the years ended June 30, 2026, 2025 and 2024, the Company received approximately $0.06 million, $0.1 million, and $0.2 million from the exercise of 21,196, 38,011, and 54,287 stock options, respectively.

No stock options were forfeited during the year ended June 30, 2026. During the years ended June 30, 2025 and 2024, employees forfeited 13,333 and 200,739 stock options, respectively. The stock options forfeited had strike prices ranging from $3.01 to $11.23.

The following table presents stock options vested and expected to vest as of June 30, 2026:

	Number of shares	Weighted average exercise price ($)	Weighted average remaining contractual term (in years)	Aggregate intrinsic value ($'000)
Vested and expected to vest - June 30, 2026	5,845,708	8.73	2.29	979

These options have an exercise price range of $3.01 to $14.00, and include the 4,000,000 options awarded in June 2024.

The following table presents stock options that are exercisable as of June 30, 2026:

	Number of shares	Weighted average exercise price ($)	Weighted average remaining contractual term (in years)	Aggregate intrinsic value ($'000)
Exercisable - June 30, 2026	845,708	4.01	2.68	979

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

17. STOCK-BASED COMPENSATION (continued)

Stock option and restricted stock activity (continued)

Restricted stock

The following table summarizes restricted stock activity for the years ended June 30, 2025 and 2024:

	Number of shares of restricted stock	Weighted average grant date fair value ($'000)
Non-vested – June 30, 2023	**2,614,419**	**11,869**
Total granted	1,002,241	3,942
Granted – October 2023	333,080	1,456
Granted – October 2023, with performance conditions	310,916	955
Granted – October 2023	225,000	983
Granted – January 2024	56,330	197
Granted – February 2024	9,195	31
Granted - June 2024	67,720	320
Total vested	(1,232,251)	5,208
Vested – July 2023	(78,800)	302
Vested – November 2023	(109,833)	429
Vested – December 2023	(67,073)	234
Vested – February 2024	(14,811)	53
Vested – March 2024	(69,286)	256
Vested – April 2024	(394,932)	1,630
Vested – May 2024	(88,617)	391
Vested – June 2024	(350,247)	1,639
Vested – June 2024, with performance conditions	(58,652)	274
Total forfeitures	(299,463)	1,315
Forfeitures - employee terminations	(82,077)	298
Forfeitures – May and July 2021 awards with market condition	(217,386)	1,017
Non-vested – June 30, 2024	**2,084,946**	**8,736**
Total granted	1,433,610	5,381
Granted – August 2024	32,800	154
Granted – October 2024	100,000	490
Granted – November 2024, with performance conditions	1,198,310	4,206
Granted – January 2025	65,000	354
Granted – April 2025	37,500	177
Total vested	(1,197,944)	5,742
Vested – July 2024	(78,801)	394
Vested – November 2024	(213,687)	1,134
Vested – November 2024, with performance conditions	(103,638)	524
Vested – December 2024	(77,306)	417
Vested – February 2025	(13,922)	68
Vested – March 2025	(69,287)	328
Vested – April 2025	(385,787)	1,737
Vested – June 2025	(255,516)	1,140
Total forfeitures	(150,712)	728
Forfeitures - employee terminations	(121,591)	571
Forfeitures – December 2021 awards with market condition	(29,121)	157
Non-vested – June 30, 2025	**2,169,900**	**7,833**

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

17. STOCK-BASED COMPENSATION (continued)

Stock option and restricted stock activity (continued)

Restricted stock (continued)

The following table summarizes restricted stock activity for the year ended June 30, 2026:

	Number of shares of restricted stock	Weighted average grant date fair value ($'000)
Non-vested – June 30, 2025	**2,169,900**	**7,833**
Total granted	1,054,095	4,228
Granted – July 2025	3,772	17
Granted – August 2025	5,323	25
Granted – September 2025	200,000	922
Granted – October 2025	215,000	905
Granted – November 2025	160,000	708
Granted – November 2025, with performance conditions	245,000	598
Granted – February 2026	150,000	698
Granted – March 2026	30,000	139
Granted – May 2026	45,000	216
Total vested	(400,394)	1,691
Vested – August 2025	(10,933)	50
Vested – October 2025	(33,333)	139
Vested – November 2025	(120,434)	465
Vested – December 2025	(52,479)	196
Vested – February 2026	(21,666)	99
Vested – April 2026	(12,499)	61
Vested – June 2026	(149,050)	681
Total forfeitures	(361,413)	1,437
Forfeitures - employee terminations	(103,545)	475
Forfeitures - December 2022 award with market conditions	(257,868)	962
Non-vested – June 30, 2026	**2,462,188**	**9,381**

Awards granted

In July, August, September, October and November 2025, and February, March and May 2026, respectively, the Company granted 3,772; 5,323; 200,000; 215,000; 160,000; 150,000; 30,000; and 45,000 shares of restricted stock to employees which have time-based vesting conditions and which are subject to the employees' continued employment with the Company through the applicable vesting dates. In November 2025, the Company awarded 245,000 shares of restricted stock to employees which contained time and performance-based (market conditions related to share price performance) vesting conditions.

In August 2024, October 2024, January 2025 and April 2025, respectively, the Company granted 32,800; 100,000; 65,000; and 37,500 shares of restricted stock to employees which have time-based vesting conditions and which are subject to the employee's continued employment with the Company through the applicable vesting dates. In November 2024, the Company awarded 1,198,310 shares of restricted stock to executive officers and employees which contained time and performance-based (market conditions related to share price performance) vesting conditions.

In October 2023, the Company awarded 333,080 shares of restricted stock with time-based vesting conditions to approximately 150 employees, which are subject to the employees continued employment with the Company through the applicable vesting dates. In October 2023, the Company awarded 310,916 shares of restricted stock to executive officers which contained time and performance-based (market conditions related to share price performance) vesting conditions. The Company also awarded 225,000 shares of restricted stock to an executive officer in October 2023, which vest on June 30, 2025, except if the executive officer is terminated for cause, in which case the award will be forfeited. In January 2024, February 2024 and June 2024, the Company awarded 56,330; 9,195; and 67,720 shares of restricted stock with time-based vesting conditions to employees.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

17. STOCK-BASED COMPENSATION (continued)

Stock option and restricted stock activity (continued)

Restricted stock (continued)

Awards granted (continued)

The Company had previously agreed to grant an advisor 5,500 shares per month in lieu of cash for ad hoc consulting services provided to the Company. The Company and the advisor have agreed that the Company will issue the shares to the advisor, in arrears, on a quarterly basis. During the year ended June 30, 2026, the Company recorded a stock-based compensation charge of $0.1 million and included the issuance of 27,500 shares of common stock in its issued and outstanding share count. During the year ended June 30, 2026, the Company and the consultant agreed that 49,500 shares of the Company's common stock that were previously issued would be forfeited and a cash payment of $0.2 million was made in lieu of the forfeited shares. During the year ended June 30, 2025, the Company recorded a stock-based compensation charge of $0.4 million and included the issuance of 66,000 shares of common stock in its issued and outstanding share count. Overall, the Company issued a total of 44,000 shares (27,500 plus 66,000 less 49,500) of the Company's common stock to the consultant during the year ended June 30, 2026.

Awards vested

During the years ended June 30, 2026, 2025 and 2024, respectively, 400,394; 1,197,944; and 1,002,241 shares of restricted stock with time-based and performance-based vesting conditions vested. The June 30, 2025, shares include 78,801 shares of restricted stock granted to Mr. Meyer, our former Group CEO, which vested in July 2024, and 103,638 shares of restricted stock with performance conditions (share price targets) which vested in November 2024, following the achievement of the agreed performance condition. The June 30, 2024, shares of stock vesting includes 58,652 shares with a performance-based condition related to the achievement of the 2021 to 2024 financial services plan. The fair value of restricted stock which vested during the years ended June 30, 2026, 2025 and 2024, was $4.2 million, $5.9 million and $5.2 million, respectively.

In August, November and December 2025 and January and April 2026, an aggregate of 192,936 shares of restricted stock granted to employees vested and they elected for 84,758 shares to be withheld to satisfy the withholding tax liability on the vesting of these shares.

In November 2024, 27,546 shares of restricted stock granted to Mr. Mali vested and he elected for 12,396 shares to be withheld to satisfy the withholding tax liability on the vesting of these shares. In addition, in November and December 2024 and February, April, May and June 2025, an aggregate of 556,889 shares of restricted stock granted to employees vested and they elected for 185,437 shares to be withheld to satisfy the withholding tax liability on the vesting of these shares.

In May 2024, 55,598 shares of restricted stock granted to Mr. Mali vested and he elected for 25,020 shares to be withheld to satisfy the withholding tax liability on the vesting of these shares. In addition, in November and December 2023 and February, April, May and June 2024, an aggregate of 556,889 shares of restricted stock granted to employees vested and they elected for 128,415 shares to be withheld to satisfy the withholding tax liability on the vesting of these shares.

These 84,758, 197,833 (12,396 plus 185,437) and 153,435 (25,020 plus 128,415) shares have been included in the Company's shares of common stock (these shares were included in treasury shares prior to the recast discussed in Note 1) for the years ended June 30, 2026, 2025 and 2024, respectively.

Awards forfeited

During the year ended June 30, 2026, 257,868 shares of restricted stock were forfeited by executive officers (including a former Group CEO) as the market condition (related to share price performance) were not achieved. During the year ended June 30, 2026, employees forfeited 103,545 shares of restricted stock following their termination of employment with the Company.

During the year ended June 30, 2025, 29,121 shares of restricted stock were forfeited by an employee as the market condition (related to share price performance) were not achieved. During the year ended June 30, 2025, employees forfeited 121,591 shares of restricted stock following their termination of employment with the Company.

During the year ended June 30, 2024, 217,386 shares of restricted stock were forfeited by executive officers (including former executive officers) as the market condition (related to share price performance) were not achieved. During the year ended June 30, 2024, employees forfeited 82,077 shares of restricted stock following their termination of employment with the Company.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

17. STOCK-BASED COMPENSATION (continued)

Lesaka ESOP Trust

On November 14, 2024, the Company announced that its shareholders voted on and approved the funding and issuance of shares to the Lesaka ESOP Trust at its annual general meeting. The Lesaka Employee Share Ownership Plan ("ESOP") is designed to create alignment with the Company's long-term growth objectives. The Lesaka ESOP Trust is also expected to advance the Company's transformation initiatives and plays an important role in improving the company's Broad-Based Black Economic Empowerment ("BBBEE") rating. As of November 2024, when shareholders approved the plan, the Company's employee base was comprised of approximately 87% designated groups for BBBEE purposes. Through the creation of a broader base of employee ownership, the Company is helping to promote economic inclusion and contribute to transformation in the broader South African economy. The Lesaka ESOP Trust is structured as an evergreen trust, ensuring the permanence of the plan and allowing for the inclusion of future employees as the Company continues to grow.

The Lesaka ESOP Trust was required to have an effective holding of 3% of the Company's issued shares at the date of implementation, and in February 2025, the Company issued 2,490,000 shares of its common stock to the Lesaka ESOP Trust. The subscription price payable by the Lesaka ESOP Trust for the shares was vendor funded by the Company through a notional vendor funding ("NVF") structure whereby the Company provided a notional loan to the Lesaka ESOP Trust representing the fair value of the shares, facilitating the acquisition by the Lesaka ESOP Trust of the shares without requiring any upfront payment by the Lesaka ESOP Trust except for the payment of a nominal value of $ 0.001 per share. The NVF structure will achieve the same economic effect as a traditional loan structure from the Company to the Lesaka ESOP Trust to enable the Lesaka ESOP Trust to subscribe for shares in the Company, but without any actual flow of funds from the Company to the Trust.

A notional amount on the date of issue was ascribed to each share that the Lesaka ESOP Trust subscribed for, which is equal to the fair market value of one of the Company shares of common stock (which is the amount the Lesaka ESOP Trust would have paid for one of the Company's shares in an ordinary course cash transaction with the Company) less a 10% discount. The principal amount on the NVF loan will accrue interest at a fixed rate of 3% per annum. The NVF will have a five-year term. The notional amount was not recognized in the Company's financial statements because it represents a formula to calculate the number of the Company's shares of common stock to be returned by the Lesaka ESOP Trust to the Company after five years.

On or about the 5th anniversary of the implementation date of the ESOP ("Maturity Date"), the Company will have the option to repurchase a portion of the shares held by the Lesaka ESOP Trust at the nominal aggregate amount to settle the total NVF loan outstanding. The number of shares to be repurchased will be determined by using a formula set out in the transaction documents that considers the total NVF loan outstanding on the Maturity Date and the market value of one of the Company's shares held by the Lesaka ESOP Trust. The purchase consideration that would have been payable for the shares the Company will repurchase (which is the fair market value the Company would have paid for the shares in an ordinary course cash transaction with the Lesaka ESOP Trust on the Maturity Date) will be set off against the total NVF loan outstanding. After settlement of the NVF loan, 50% of the remaining shares held by the Lesaka ESOP Trust, if any, will be distributed to eligible employees.

The Lesaka ESOP Trust will hold shares of the Company's common stock. The Lesaka ESOP Trust will therefore be entitled to receive its proportionate share of any dividends and other distributions declared by the Company to its shareholders and vote its shares held on matters requiring shareholder approval.

The Lesaka ESOP Trust is administered by the board of trustees made up of five members nominated by the Company's Board and the participants in the ESOP. The Company's Board has the right to nominate two members to the board of trustees. The balance of the trustees, one of which must be an independent trustee, are nominated by the participants. The nominees appointed to the board of trustees may not be members of the Company's Board or an officer as contemplated in Rule 16a-(f) of the Securities and Exchange Act of 1934. The nominees of the participants need to meet an election criteria to be eligible for nomination which requires participant nominees to have been employed by the Group for a continuous and uninterrupted period of at least three years. The trustees have the discretion to determine how the Lesaka ESOP Trust should vote shares of the Company common stock held on matters requiring the Company's shareholders approval. The decisions by the trustees are decided by a majority vote.

The Company is responsible for all reasonable operating expenses incurred by the Lesaka ESOP Trust until such time as the Lesaka ESOP Trust has sufficient cash resources of its own to settle its operating expenses. The Company controls the Lesaka ESOP Trust because the Lesaka ESOP Trust is considered to be a variable interest entity ("VIE") in which the Company has a controlling financial interest. Accordingly, the Lesaka ESOP Trust is consolidated by the Company. As the Lesaka ESOP Trust is consolidated by the Company, the 2,490,000 shares of the Company's common stock held by Lesaka ESOP Trust are accounted for as treasury shares at the nominal amount of $0.001 per share. Purchases and sales of the Company's common stock between the Company and the Lesaka ESOP Trust will be recognized within equity with no profit or loss being recognized in the statement of operations on such acquisition or disposal.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

17. STOCK-BASED COMPENSATION (continued)

Lesaka ESOP Trust (continued)

Qualifying employees were allocated A and B units. An A unit represents an option for the employees to acquire shares of the Company's common stock in future. The A unit represents an equity-settled share-based payment, requiring the recognition of a stock-based compensation charge over a five year service period. The A units were measured at their grant date fair value using a Black Scholes valuation model. A B unit represents an employees' entitlement to cash payments based on dividends paid by the Company to the Lesaka ESOP Trust, and consequently distributions that the Lesaka ESOP Trust makes to qualifying employees who are beneficiaries of the Lesaka ESOP Trust. These payments represent an employee benefit, requiring that the Company to recognize an expense to the value of the payment made when each payment is made.

Initial qualifying employees are required to have a minimum of two year's service with the Company, with criteria being determined on December 31, 2024. Initial qualifying employees received invitation and allocation notices on or around April 1, 2025. As employees complete two years' service to any subsidiary of the Company they will become eligible for consideration as a beneficiary of the Lesaka ESOP Trust. Qualifying employees include employees of recent acquisitions, including Adumo.

On April 1, 2025, the Lesaka ESOP Trust awarded 2,030 qualifying employees 1,989,400 A units and 2,030 B units. Lesaka's closing price on the Nasdaq on April 1, 2025 was $5.00 per share and each A unit was issued with an initial strike price of $4.50 (the closing price less a 10% discount) and is expected to grow by 3% per annum through to April 1, 2030. The Company estimated a forfeiture rate of 8% per annum. The fair value of each A unit is estimated on the date of grant using Black-Scholes model that uses the assumptions noted in the table below. The estimated expected volatility is generally calculated based on the Company's 1,251-day volatility. The estimated expected life of the option was determined as the period from grant date through to the vesting date in February 2030.

On April 1, 2026, the Lesaka ESOP Trust awarded 348 qualifying employees 278,400 A units and 348 B units. Lesaka's closing price on the Nasdaq on April 1, 2026 was $4.92 per share and each A unit was issued with an initial strike price of $4.50 (the closing price less a 10% discount) and is expected to grow by 3% per annum through to April 1, 2030. The Company estimated a forfeiture rate of 8% per annum. The fair value of each A unit is estimated on the date of grant using Black-Scholes model that uses the assumptions noted in the table below. The estimated expected volatility is generally calculated based on the Company's 1,251-day volatility. The estimated expected life of the option was determined as the period from grant date through to the vesting date in February 2030.

The table below presents the range of assumptions used to value options granted during the years ended June 30, 2026 and 2025:

	2026	2025
Expected volatility	44 %	46 %
Expected dividends	0 %	0 %
Expected life (in years)	3.9	4.9
Risk-free rate	4.18 %	4.17 %

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

17. STOCK-BASED COMPENSATION (continued)

Stock-based compensation charge and unrecognized compensation cost

The Company has recorded a net stock compensation charge of $7.0 million, $9.6 million and $7.9 million for the years ended June 30, 2026, 2025 and 2024, respectively, which comprised:

	Total charge	Allocated to IT processing, servicing and support	Allocated to selling, general and administration
Year ended June 30, 2026			
Stock-based compensation charge	$ 6,616	$ -	$ 6,616
Stock-based compensation charge related to ESOP	655	-	655
Reversal of stock compensation charge related to stock options and restricted stock forfeited	(302)	-	(302)
Total - year ended June 30, 2026	$ 6,969	$ -	$ 6,969
Year ended June 30, 2025			
Stock-based compensation charge	$ 9,482	$ -	$ 9,482
Stock-based compensation charge related to ESOP	157	-	157
Reversal of stock compensation charge related to stock options and restricted stock forfeited	(89)	-	(89)
Total - year ended June 30, 2025	$ 9,550	$ -	$ 9,550
Year ended June 30, 2024			
Stock-based compensation charge	$ 8,045	$ -	$ 8,045
Reversal of stock compensation charge related to stock options and restricted stock forfeited	(134)	-	(134)
Total - year ended June 30, 2024	$ 7,911	$ -	$ 7,911

The stock-based compensation charges and reversal have been allocated to selling, general and administration based on the allocation of the cash compensation paid to the relevant employees.

As of June 30, 2026, the total unrecognized compensation cost related to stock options was approximately $2.7 million, which the Company expects to recognize over approximately two years. As of June 30, 2026, the total unrecognized compensation cost related to restricted stock awards was approximately $5.3 million, which the Company expects to recognize over approximately three years.

Income tax consequences

During the years ended June 30, 2026, 2025 and 2024, the Company recorded a deferred tax benefit of $0.6 million, $1.0 million and $0.7 million, respectively, related to the stock-based compensation charge recognized related to employees of Lesaka. During these periods the Company recorded a valuation allowance related to the full deferred tax benefit recognized because it does not believe that the stock-based compensation deduction would be utilized as it does not anticipate generating sufficient taxable income in the United States. The Company deducts the difference between the market value on the date of exercise by the option recipient and the exercise price from income subject to taxation in the United States. Lesaka recharges its subsidiaries for stock-based compensation charges related to service provided by employees of its subsidiaries. During the years ended June 30, 2026, 2025 and 2024, these subsidiaries deducted stock-based compensation charges of $3.6 million, $4.3 million, and $4.6 million, respectively.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

18. INCOME TAXES

Income tax expense

The table below presents the components of income (loss) before income tax expense (benefit) for the years ended June 30, 2026, 2025 and 2024:

	2026	2025	2024
Domestic: South Africa[(A)]	$ 11,233	$ (35,554)	$ (5,480)
Foreign:	(7,507)	(71,629)	(8,393)
United States	(11,993)	(12,322)	(8,705)
Other[(1)]	4,486	(59,307)	312
Income (Loss) before income tax expense (benefit)[(A)]	$ 3,726	$ (107,183)	$ (13,873)

(A) Income (loss) before income tax expense (benefit) to Net income (loss) attributable to Lesaka for the year ended June 30, 2025 and 2024 decreased by $1.2 million and $1.1 million, respectively, in order to correct the error discussed in Note 1 to the consolidated statement of operations.

(1) Amount for the year ended June 30, 2025, includes the impact of the change in fair value of equity securities discussed in Note 6 related to MobiKwik.

Presented below is income tax expense (benefit) by location of the taxing jurisdiction for the years ended June 30, 2026, 2025 and 2024:

	2026	2025	2024
Current tax expense	$ 10,880	$ 5,757	$ 5,766
Domestic: South Africa	8,412	5,582	5,634
Foreign:	2,468	175	132
Other	2,468	175	132
Deferred tax (benefit) expense [(A)]	(9,451)	(21,739)	(2,712)
Domestic: South Africa[(A)]	(9,483)	(11,601)	(2,716)
Foreign:	32	(10,138)	4
United States	-	(10,120)	-
Other	32	(18)	4
Foreign tax credits generated - United States	-	-	309
Income tax expense (benefit)	$ 1,429	$ (15,982)	$ 3,363

(A) Deferred tax expense (benefit) and South Africa for the year ended June 30, 2025, have decreased by $2.2 million as a result of the correction discussed in Note 1.

There were no changes to the enacted income tax rate in the years ended June 30, 2026, 2025 and 2024 in South Africa, the jurisdiction in which we incur the majority of our income tax expense. The Company's current tax expense for the year ended June 30, 2026, was higher than the previous year due to the higher taxable income generated by the Company's subsidiaries during the year ended June 30, 2026, primarily due to continued improved profitability generated from the Consumer operating segment compared with the year ended June 30, 2025, as well as from the contribution to profitability from previous year's acquisitions for the full year during the year ended June 30, 2026.

The Company's deferred tax benefit for the year ended June 30, 2026, was lower compared with the previous year primarily due to the releases of valuations allowances in the previous year, which was partially offset by a higher benefit recorded in the current year due to (i) the higher deferred tax benefit recorded during the year ended June 30, 2026, related to the amortization of intangible assets recognized due to the acquisition of Adumo and Utilities in South Africa, (ii) the change in useful lives of certain brand intangible assets which result in higher deferred tax benefits in South Africa, (iii) the release of a valuation allowance created related to net operating losses in the United States following the utilization of net operating losses against taxable income, (iv) and the reversal of $12.3 million related to certain valuation allowances created in prior years following an improvement in profitability of certain of the Company's subsidiaries. During the year ended June 30, 2026, the Company recognized a benefit for operating loss carryforwards generated of $3.9 million where the related deferred tax asset was not offset by a valuation allowance. During the year ended June 30, 2026 the Company recognized a valuation allowance related to an operating loss carryforward and other deferred tax assets totalling $9.9 million following a determination by the management, after considering both positive and negative evidence, that these deferred tax assets would not be realized in future years.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

18. INCOME TAXES (continued)

Income tax expense (continued)

The Company's deferred tax (benefit) expense for the year ended June 30, 2025, was higher compared with the previous year due to reversal of the deferred tax liability (a benefit) related to the change in the carrying amount of our entire investment in MobiKwik, the inclusion of the deferred tax benefit recorded during the year ended June 30, 2025, related to the amortization of intangible assets recognized due to the acquisition of Adumo and Utilities and the reversal of $12.8 million related to certain valuation allowances created in prior years following (i) an improvement in profitability of certain of the Company's subsidiaries and (ii) a change in judgment on the need for a valuation allowance of $11.4 million related to an entity which the Company believes has achieved sustainable profitability. During the year the Company recognized a benefit for operating loss carryforwards generated of $6.8 million where the related deferred tax asset was not offset by a valuation allowance. During the year the Company recognized a valuation allowance related to an operating loss carryforward of $6.0 million following a determination by the management, after considering both positive and negative evidence, that the operating loss carryforward would not be realized.

During the years ended June 30, 2026, 2025 and 2024, the Company incurred net operating losses through certain of its South African wholly-owned subsidiaries and recorded a deferred tax benefit related to these losses. However, the Company has created a valuation allowance for certain of these net operating losses which reduced the deferred tax benefit recorded. Net operating losses incurred during the year ended June 30, 2026, were higher than in previous periods due to losses incurred by certain entities that exited existing businesses and higher operating costs incurred, but overall associated valuation allowance created during the year ended June 30, 2026, were lower than in previous periods because the Company believes it is more likely than not that certain of these losses will be utilized in subsequent periods. Net operating losses and associated valuation allowance created during the year ended June 30, 2025, were lower than in previous periods due to the improvement in operating performance by the Company's subsidiaries.

Adoption of new accounting guidance impacting presentation of the income tax rate reconciliation and income taxes paid

Following the adoption of guidance to enhance annual income tax disclosures the Company has amended its presentation to provide additional disaggregation of information included in the income tax rate reconciliation and to provide additional disclosure regarding income taxes paid. The Company adopted the guidance on a prospective basis during the year ended June 30, 2026.

On June 7, 2004, Lesaka and Aplitec implemented a transaction under which the former shareholders of Aplitec obtained a majority voting interest in Lesaka. Aplitec was a holding company established and existing under the laws of Republic of South Africa and was liquidated and deregistered following the closing of the transaction. GAAP requires that the company whose shareholders retain a majority interest in a combined business be treated as the acquirer for accounting purposes. Consequently, this transaction was accounted for as a reverse acquisition. For the period from June 7, 2004, the financial information reported for the Company represents the consolidated results of Lesaka and Aplitec with Lesaka as the acquired entity. Although Aplitec is deemed to be the acquiring company for financial and reporting purposes, the legal status of the Lesaka as the surviving corporation did not change. Therefore, the Company has used the South African income tax rate of 27% for purposes of its income tax rate reconciliation and the country of South Africa for other income tax disclosures.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

18. INCOME TAXES (continued)

Incomes taxes rate reconciliation

A reconciliation of income taxes, calculated at the South African income tax rate to the Company's reported income tax expense, for the year ended June 30, 2026, is as follows:

	2026		
Income taxes at the South African statutory income tax rate	**1,007**	**27.00**	**%**
Foreign Tax Effects			
United States			
Statutory income tax rate difference between the United States federal and South Africa rates	720	19.32	%
Non-taxable other	(95)	(2.55)	%
Non-deductible other expenses	308	8.26	%
Changes in valuation allowances	(5,847)	(156.92)	%
Prior years under provision	281	7.54	%
Prior year global intangible low-taxed income ("GILTI")	3,565	95.68	%
Current year GILTI	4,306	115.57	%
Botswana			
Statutory income tax rate difference between Botswana and South Africa	(94)	(2.52)	%
Namibia			
Statutory income tax rate difference between Namibia and South Africa	60	1.61	%
Withholding taxes	124	3.33	%
Zambia			
Withholding taxes	189	5.07	%
Germany			
Statutory tax rate difference between other jurisdictions and South Africa	(27)	(0.72)	%
Non-taxable: Other	(156)	(4.19)	%
Prior years (over) under provision	(242)	(6.49)	%
Netherlands			
Non-taxable income related to an allowance for doubtful loans receivable reversed	(479)	(12.86)	%
Other jurisdictions			
Other	6	0.16	%
Changes in Valuation Allowances: South Africa	21,878	587.17	%
Nontaxable or Nondeductible Items: South Africa			
Non-deductible goodwill impairment	103	2.76	%
Non-deductible interest expense paid on borrowings	924	24.80	%
Non-deductible consulting fees	135	3.62	%
Non-deductible penalties	54	1.45	%
Non-deductible interest expense paid to taxing authorities	83	2.23	%
Non-deductible other expenses	143	3.84	%
Non-deductible rebrand costs	304	8.16	%
Non-deductible loss on disposal of business	204	5.48	%
Non-taxable gain on consolidation	(286)	(7.68)	%
Non-taxable other income	(320)	(8.59)	%
Deferred tax asset related to capital loss generated	(25,026)	(671.66)	%
Other: South Africa			
Prior years (over) under provision	(545)	(14.63)	%
Withholding taxes	280	7.51	%
Other	(128)	(3.44)	%
Income tax expense / Effective tax rate	**1,429**	**38.33**	**%**

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

18. INCOME TAXES (continued)

Income tax rate reconciliation (continued)

For reconciling items equal to or greater than 5% of the amount computed by applying the South African statutory income tax rate to income (loss) before income tax expense (benefit), additional qualitative information is provided below:

- **Foreign tax rate effects: United States:** primarily relates to the (i) taxes related to prior period GILTI from earnings and losses from foreign jurisdiction, mainly South Africa, (ii) taxes related to current year GILTI, (iii) release of the valuation allowance related to certain net operating loss carryforwards as a result of utilization of net operating loss carryforwards against these taxes, and (iv) non-deductible expenses.
- **Foreign tax effects: Botswana, Namibia, Zambia, Germany, Netherlands and other jurisdictions:** primarily relates to the (i) effect of earnings generated in jurisdictions with statutory tax rates different from the South African s statutory rate, including Botswana, Namibia, Germany and other jurisdictions in which the Company operates, (ii) withholding taxes paid in foreign jurisdictions, (iii) non-taxable income related an allowance for doubtful loans receivable reversed, and (iv) inclusion of prior period tax entries in the current year.
- **Changes in valuation allowance:** relates to the (i) release of valuation allowances following an improved operating performance by certain of the Company's South African subsidiaries, and (ii) recognition of a valuation allowances following management assessment of the utilization of deferred tax assets in South Africa.
- **Nontaxable or nondeductible items:** primarily consist of expenses in South Africa that are not deductible for income tax purposes under applicable tax laws, including (i) related to goodwill impaired, (ii) interest expense incurred on certain of the Company's borrowings, (iii) consulting fees incurred that are not in the production of taxable income (iv) penalties and interest incurred related the taxing authority, (v) a loss on deconsolidation of a business and (vi) a deferred tax asset related to capital loss generated on disposal of Cell C (the Company has created a full valuation allowance for this capital loss).

As previously disclosed, a reconciliation of income tax expense (benefit), calculated at the fully-distributed South African income tax rate to the Company's effective tax rate, for the years ended June 30, 2025 and 2024, is as follows:

	2025	2024
Income taxes at South African income tax rates	27.00 %	27.00 %
Non-deductible interest expense	(1.29) %	(24.55) %
Movement in valuation allowance[(A)]	3.55 %	(22.15) %
Non-deductible transaction costs	(4.19) %	(5.91) %
Goodwill impairment	(4.22) %	- -
Capital gains tax rate differential	- -	1.62 %
Prior year adjustments	0.22 %	(1.37) %
Non-deductible items[(A)]	(3.42) %	0.93 %
Foreign tax credits	0.03 %	0.19 %
Foreign tax rate differential	(2.77) %	-
Effective tax rate	14.91 %	(24.24) %

(A) Movement in valuation allowance decreased from 5.62% to 3.55%, and non-deductible items increased from (3.23%) to (3.42%) as a result of the correction discussed in Note 1.

Percentages included in the 2024 column in the reconciliation of income tax expense (benefit), presented above are specifically impacted by the loss incurred by the Company during the years ended June 30, 2024. For instance, for the year ended June 30, 2024, income tax expense of $3.4 million represents (24.24%) multiplied by the loss before tax (benefit) expense of $(13,873).

Movement in the valuation allowance for the year ended June 30, 2025, includes the impact of the reversal of the allowances created in previous periods related to certain net operating loss carryforwards which the Company believes are no longer required following improved and sustained profitability generated by certain of the Company's subsidiaries. Non-deductible items for the year ended June 30, 2025, includes transactions costs and interest expense incurred which the Company cannot deduct for income tax purposes.

Movement in the valuation allowance for the year ended June 30, 2024, includes allowances created related to certain net operating loss carryforwards generated during the year. Non-deductible items for the year ended June 30, 2024, includes transactions costs and interest expense incurred which the Company cannot deduct for income tax purposes.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

18. INCOME TAXES (continued)

Income tax paid

The Company is required to separately disclose income taxes paid, net of refunds received, to an individual jurisdiction when the amount paid to that jurisdiction equals or exceeds 5% of total income taxes paid, net of refunds received. Income taxes paid, net of refunds received, to the jurisdictions that met the threshold for the year ended June 30, 2026, was as follows:

	2026
Jurisdiction	
Domestic: South Africa	$ 9,332
Foreign:	1,100
Namibia	780
All other	320
Total income taxes paid, net of refunds received	$ 10,432

Deferred tax assets and liabilities

Deferred taxes reflect the temporary differences between the financial statement carrying amount and tax bases of assets and liabilities and carryforwards measured using enacted tax rates in effect for the year in which the items are expected to reverse. The primary components of the temporary differences and carryforwards that gave rise to the Company's deferred tax assets and liabilities as of June 30, and their classification, were as follows:

	June 30, 2026	June 30, 2025
Total deferred tax assets		
Net operating loss carryforwards	$ 57,083	$ 63,740
Capital loss carryforwards	32,104	7,094
Provisions and accruals	8,630	6,648
Equity investments	5,567	29,475
Operating lease liability	6,010	-
Foreign tax credit carryforwards	-	12,300
Other	4,642	4,604
Total deferred tax assets before valuation allowance	114,036	123,861
Valuation allowances(A)	(92,143)	(109,468)
Total deferred tax assets, net of valuation allowance	21,893	14,393
Total deferred tax liabilities:		
Intangible assets	31,215	36,403
Operating lease right-of-use	4,735	-
Other	1,852	1,573
Total deferred tax liabilities	37,802	37,976
Reported as		
Long-term deferred tax assets, net	12,470	10,338
Long-term deferred tax liabilities, net	28,379	33,921
Net deferred tax liabilities	$ 15,909	$ 23,583

(A) Valuation allowances as of June 30, 2025, has increased by $2.2 million as a result of the correction discussed in Note 1.

Decrease in total net deferred tax liabilities

Net operating loss carryforwards

Net operating loss carryforwards have decreased primarily due to the utilization of net operating loss carryforwards in current year, which was partially offset by the generation of net operating loss carryforwards in the current year from losses incurred by certain of the Company's subsidiaries. Net operating loss carryforwards are also impacted by the currency changes between the South African Rand against the United States dollar. During the year ended June 30, 2026, net operating loss carryforwards related to a South African subsidiary of $1.5 million expired because the subsidiary is no longer trading. The Company had previously created a valuation allowance of $1.5 million related to this net operating loss carryforward and utilized the valuation allowance against the net operating loss deferred tax asset.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

18. INCOME TAX (continued)

Deferred tax assets and liabilities (continued)

Decrease in total net deferred tax liabilities (continued)

Capital loss carryforwards

Capital loss carryforwards as of June 30, 2026, comprised the losses arising from the disposal of Finbond and Cell C which resulted in the generation of capital loss carryforwards in South Africa of $138.0 million and capital loss carryforwards in the United States of $10.9 million. Capital loss carryforwards as of June 30, 2025, comprises the losses arising from the disposal of Finbond which resulted in the generation of capital loss carryforwards in South Africa of $17.7 million and capital loss carryforwards in the United States of $15.5 million. Capital loss carryforwards in South Africa do not expire, and capital loss carryforward in the United States will expire after five years, between 2029 and 2031. The change in Capital loss carryforwards also includes the impact of currency changes between the South African Rand against the United States dollar.

Equity investments

Equity investments as of June 30, 2026, comprised the temporary differences arising from the difference between the amount paid for CPS in 2004 and the financial statement carrying amount as of the respective year end, of $0.0 million (nil). Equity investments as of June 30, 2025, comprises the temporary differences arising from the difference between the amount paid for Cell C in August 2017 and the financial statements carrying amount as of the respective year end, of $0.0 million (nil), and the difference between the amount paid for CPS in 2004 and the financial statement carrying amount as of the respective year end, of $0.0 million (nil). The change in Equity investments relates to the derecognition of Cell C following the disposal of the investment (and creation of a capital loss carryforward – refer above) and the impact of currency changes between the South African Rand against the United States dollar.

Operating lease liability

Operating lease liability as of June 30, 2026, has been presented due to the significant increase in the Company's operating lease liabilities during the year ended June 30, 2026 (refer to Note 8 for additional information).

Foreign tax credit carryforwards

There are no foreign tax credit carryforwards as of June 30, 2026. Foreign tax credit carryforwards as of June 30, 2025, comprised foreign tax credits generated from distributions from Lesaka's subsidiaries. The tax credits as of June 30, 2025, expired during the year ended June 30, 2026. During the year ended June 30, 2025, foreign tax credits of $20.2 million expired.

Intangibles assets

Intangible assets have decreased due to the amortization of the intangible assets.

Operating lease right-of-use

Operating lease right-of-use as of June 30, 2026, has been presented due to the significant increase in the Company's operating lease right-of-use assets during the year ended June 30, 2026 (refer to Note 8 for additional information).

Decrease in valuation allowance

At June 30, 2026, the Company had deferred tax assets of $21.9 million (2025: $14.4 million), net of the valuation allowance. Management believes, based on the weight of available positive and negative evidence it is more likely than not that the Company will realize the benefits of these deductible temporary differences and carryforwards, net of the valuation allowance. However, the amount of the deferred tax asset considered realizable could be adjusted in the near term if estimates of taxable income are revised.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

18. INCOME TAX (continued)

Deferred tax assets and liabilities (continued)

Decrease in valuation allowance (continued)

At June 30, 2026, the Company had a valuation allowance of $92.1 million (2025: $109.5 million) to reduce its deferred tax assets to the estimated realizable value. The movement in the valuation allowance for the years ended June 30, 2026, 2025 and 2024, is presented below:

	Total	Equity investments	Capital loss carry-forwards	Net operating loss carry-forwards	Foreign tax credit carry-forwards	Other
July 1, 2023	$ 109,120	$ 27,782	$ 8,485	$ 38,381	$ 32,599	$ 1,873
Charged to statement of operations	5,061	-	665	3,163	-	1,233
Reversed to statement of operations	(1,865)	-	-	(1,793)	(72)	-
Foreign currency adjustment	2,371	1,004	103	1,215	-	49
Net change in the valuation allowance	5,567	1,004	768	2,585	(72)	1,282
July 1, 2024	$ 114,687	$ 28,786	$ 9,253	$ 40,966	$ 32,527	$ 3,155
Charged to statement of operations	6,241	-	977	4,063	-	1,201
Reversed to statement of operations(A)	(10,630)	-	-	(8,469)	-	(2,161)
Utilized	(25,528)	-	(3,226)	(2,002)	(20,227)	(73)
Acquired in business combinations	22,976	-	-	20,354	-	2,622
Foreign currency adjustment	1,722	690	90	887	-	55
Net change in the valuation allowance	(5,219)	690	(2,159)	14,833	(20,227)	1,644
June 30, 2025	109,468	29,476	7,094	55,799	12,300	4,799
Charged to statement of operations	28,374	-	25,026	1,645	-	1,703
Reversed to statement of operations	(12,340)	(631)	-	(11,361)	-	(348)
Utilized	(40,243)	(25,026)	(977)	(1,537)	(12,300)	(403)
Foreign currency adjustment	6,884	1,748	961	3,850	-	325
Net change in the valuation allowance	(17,325)	(23,909)	25,010	(7,403)	(12,300)	1,277
June 30, 2026	$ 92,143	$ 5,567	$ 32,104	$ 48,396	$ -	$ 6,076

(A) Reversed to statement of operations during the year ended June 30, 2025, has decreased by $2.2 million as a result of the correction discussed in Note 1.

Net operating loss carryforwards and foreign tax credit carryforwards

South Africa

Net operating loss carryforwards generated in South Africa of $211.4 million as of June 30, 2026, are carried forward indefinitely, but the loss carryforward that may be used against future taxable income is limited to 80% of taxable income before the net operating loss deduction.

United States

Net operating loss carryforwards generated in the United States are carried forward indefinitely, but the loss carryforward that may be used against future taxable income is limited to 80% of taxable income before the net operating loss deduction. The Company had utilized all of its net operating loss carryforwards as of June 30, 2026. Lesaka had no net unused foreign tax credits that are more likely than not to be realized as of June 30, 2026 and 2025, respectively.

Unrecognized tax benefits

As of June 30, 2026 and 2025, the Company had no unrecognized tax benefits. The Company files income tax returns mainly in South Africa, Botswana, Namibia and in the U.S. federal jurisdiction. As of June 30, 2026, the Company’s South African subsidiaries are no longer subject to income tax examination by the South African Revenue Service for periods before June 30, 2020. The Company is subject to income tax in other jurisdictions outside South Africa, none of which are individually material to its financial position, statement of cash flows, or results of operations.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

19. EARNINGS (LOSS) PER SHARE

The Company has issued redeemable common stock (refer to Note 14) which is redeemable at an amount other than fair value. Redemption of a class of common stock at other than fair value increases or decreases the carrying amount of the redeemable common stock and is reflected in basic earnings per share using the two-class method. There were no redemptions of common stock, or adjustments to the carrying value of the redeemable common stock during the years ended June 30, 2026, 2025 and 2024. Accordingly, the two-class method presented below does not include the impact of any redemption.

Basic earnings (loss) per share includes shares of restricted stock that meet the definition of a participating security because these shares are eligible to receive non-forfeitable dividend equivalents at the same rate as common stock. Basic earnings (loss) per share has been calculated using the two-class method and basic earnings (loss) per share for the years ended June 30, 2026, 2025 and 2024, reflects only undistributed earnings. The computation below of basic earnings (loss) per share excludes the net loss attributable to shares of unvested restricted stock (participating non-vested restricted stock) from the numerator and excludes the dilutive impact of these unvested shares of restricted stock from the denominator.

Diluted earnings (loss) per share have been calculated to give effect to the number of shares of additional common stock that would have been outstanding if the potential dilutive instruments had been issued in each period. Stock options are included in the calculation of diluted earnings (loss) per share utilizing the treasury stock method and are not considered to be participating securities, as the stock options do not contain non-forfeitable dividend rights. The calculation of diluted earnings (loss) per share includes the dilutive effect of a portion of the restricted stock granted to employees during the current and previous fiscal periods as these shares of restricted stock are considered contingently returnable shares for the purposes of the diluted earnings (loss) per share calculation and the vesting conditions in respect of a portion of the restricted stock had been satisfied. The vesting conditions are discussed in Note 17. The Company has excluded employee stock options to purchase 188,632 and 46,777 shares of common stock from the calculation of diluted loss per share during the years ended June 30, 2025 and 2024, respectively, because the effect would be antidilutive.

19. EARNINGS (LOSS) PER SHARE (continued)

The following table presents net loss attributable to Lesaka and the share data used in the basic and diluted earnings (loss) per share computations using the two-class method for the years ended June 30, 2026, 2025 and 2024:

	2026	2025	2024
	(in thousands except percent and per share data)		
Numerator:			
Net income (loss) attributable to Lesaka[(A)]	$ 2,758	$ (90,957)	$ (18,515)
Undistributed income (loss)[(A)]	2,758	(90,957)	(18,515)
Percent allocated to common shareholders (Calculation 1)	97%	97%	95%
Numerator for earnings (loss) per share: basic and diluted	$ 2,672	$ (87,894)	$ (17,678)
Denominator			
Denominator for basic earnings (loss) per share: weighted-average common shares outstanding	79,516	73,891	61,276
Effect of dilutive securities:			
Stock options	161	-	-
Denominator for diluted earnings (loss) per share: adjusted weighted average common shares outstanding and assumed conversion	79,677	73,891	61,276
Earnings (Loss) per share:			
Basic [(A)]	$ 0.03	$ (1.19)	$ (0.29)
Diluted [(A)]	$ 0.03	$ (1.19)	$ (0.29)
(Calculation 1)			
Basic weighted-average common shares outstanding (A)	79,516	73,891	61,276
Basic weighted-average common shares outstanding and unvested restricted shares expected to vest (B)	82,088	76,466	64,179
Percent allocated to common shareholders (A) / (B)	97%	97%	95%

(A) Net income (loss) attributable to Lesaka and Undistributed earnings (loss) for the year ended June 30, 2026, has decreased by $0.4 million, as a result of the correction, as discussed in Note 1, to the amount included in the captions Net income (loss) attributable to Lesaka and Undistributed earnings (loss) for the three months ended September 30, 2025. Net income (loss) attributable to Lesaka and Undistributed earnings (loss) for years ended June 30, 2025 and 2024, have decreased by $3.4 million and $1.1 million, respectively, as a result of the correction discussed in Note 1.

The correction of the error did not impact Basic and Diluted earnings per share for the year ended June 30, 2026. Basic and Diluted loss per share for the years ended June 30, 2025 and 2024, decreased by $0.05 (five U.S. cents) and $0.02 (two U.S. cents), respectively.

Options to purchase 6,412,973, 6,493,683 and 4,737,543 shares of the Company's common stock at prices ranging from $5.22 to $14.00 (2026) and $4.87 to $14.00 (2025 and 2024) per share were outstanding during the year ended June 30, 2026, 2025 and 2024, respectively, but were not included in the computation of diluted earnings (loss) per share because the options' exercise prices were greater than the average market price of the Company's common shares. The options, which expire at various dates through February 3, 2032, were still outstanding as of June 30, 2026.

20. SUPPLEMENTAL CASH FLOW INFORMATION

The following table presents supplemental cash flow disclosures for the years ended June 30, 2026, 2025 and 2024:

	2026	2025	2024
Cash received from interest	$ 2,331	$ 2,576	$ 2,277
Cash paid for interest	$ 21,812	$ 18,077	$ 17,381
Cash paid for income taxes, net of refunds received	$ 10,432	$ 6,481	$ 6,506

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

20. SUPPLEMENTAL CASH FLOW INFORMATION (continued)

Disaggregation of cash, cash equivalents and restricted cash

Cash, cash equivalents and restricted cash included on the Company's consolidated statement of cash flows includes restricted cash related to cash withdrawn from one of the Company's debt facilities to fund ATMs. This facility was cancelled in November 2024. The Company was only permitted to use this cash to fund ATMs and this cash was considered restricted as to use and therefore was classified as restricted cash. Cash, cash equivalents and restricted cash also includes cash in certain bank accounts that has been ceded to Nedbank. As this cash has been pledged and ceded it may not be drawn and is considered restricted as to use and therefore is classified as restricted cash as well. Refer to Note 12 for additional information regarding the Company's facilities. The following table presents the disaggregation of cash, cash equivalents and restricted cash as of June 30, 2026, 2025 and 2024:

	2026	2025	2024
Cash and cash equivalents	$ 81,409	$ 76,520	$ 59,065
Restricted cash	129	119	6,853
Cash, cash equivalents and restricted cash	$ 81,538	$ 76,639	$ 65,918

Leases

The following table presents supplemental cash flow disclosure related to leases for the years ended June 30, 2026, 2025 and 2024:

	2026	2025	2024
Cash paid related to lease liabilities			
Operating cash flows from operating leases	$ 5,942	$ 4,834	$ 3,238
Right-of-use assets obtained in exchange for lease obligations			
Operating leases	$ 19,017	$ 5,707	$ 4,800

21. OPERATING SEGMENTS

Operating segments

The Company discloses segment information as reflected in the management information systems reports that its chief operating decision maker ("CODM") uses in making decisions and to report certain entity-wide disclosures about products and services, and the countries in which the entity holds material assets or reports material revenues. The Company currently has three reportable segments: Merchant, Consumer and Enterprise. The Company's CODM is the Company's Executive Chairman.

The CODM analyzes the Company's operating performance primarily based on these three operational lines, namely,

(i) Merchant, which focuses on both formal and informal sector merchants. Formal sector merchants are generally in urban areas, have higher revenues and have access to multiple service providers. Informal sector merchants, which are often sole proprietors and usually have lower revenues compared with formal section merchants, operate in rural areas or in informal urban areas and do not always have access to a full-suite of traditional banking products;

(ii) Consumer, which primarily focuses on individuals who have historically been excluded from traditional financial services and to whom we offer transactional accounts (banking), insurance, lending (short-term loans), payments solutions (digital wallet) and various value-added services; and

(iii) Enterprise, which comprises large-scale corporate and government organizations, including but not limited to banks, mobile network operators ("MNOs") and municipalities, and, through Recharger, landlords utilizing Recharger's prepaid electricity metering solution.

21. OPERATING SEGMENTS (continued)

The Merchant segment includes revenue generated from the sale of ADP (select prepaid solutions, supplier-enabled payments, international money transfer and other) and card-acquiring services to informal sector merchants. It also includes activities related to the provision of goods and services provided to corporate and other juristic entities. The Company earns fees from processing activities performed (including card acquiring and the provision of a payment gateway services) for its customers, and rental and license fees from the provision of POS hardware and software to the hospitality industry. The Company also provides cash management and payment services to merchant customers through a digital vault which is located at the customer's premises and through which the Company is able to provide the services which generate processing fee revenue. The Merchant segment includes interest earned from the provision of loans to its customers.

The Consumer segment includes activities related to the provision of financial services to customers, including a bank account, loans and insurance products. The Company charges monthly administration fees for all bank accounts. Customers that have a bank account managed by the Company are issued cards that can be utilized to withdraw funds at an ATM or to transact at a merchant POS. The Company earns processing fees from transactions processed for these customers. The Company provides short-term loans to customers in South Africa for which it earns initiation and monthly service fees, and interest revenue from the second quarter of fiscal 2025. The Company writes life insurance contracts, primarily funeral-benefit policies, and policy holders pay the Company a monthly insurance premium. The Company also earns fees from the provision of physical and digital prepaid and secure payout solutions for South African businesses.

The Enterprise segment provides its business and government-related customers with transaction processing services that involve the collection, transmittal and retrieval of transaction data. The Company offers landlords access to Utilities prepaid electricity metering solution through which Enterprise earns commission revenue from prepaid electricity voucher sales to tenants recharging prepaid meters. This segment also includes sales of hardware and licenses to customers. Hardware includes the sale of POS devices, SIM cards and other consumables which can occur on an ad hoc basis. Licenses include the right to use certain technology developed by the Company.

Segment measure of profit or loss

The Company evaluates segment performance based on segment earnings before interest, tax, depreciation and amortization ("EBITDA"), adjusted for items mentioned in the sentences below ("Segment Adjusted EBITDA"), the Company's reportable segments' measure of profit or loss.

The Company obtained a general lending facility in February 2025, which has been partially used to fund a portion of its Consumer lending during the year ended June 30, 2026, and interest related to these borrowings have been allocated to Consumer. The Company also included an intercompany interest expense in its Consumer Segment Adjusted EBITDA for the year ended June 30, 2025.

The Company does not allocate once-off items, stock-based compensation charges, impairment of other intangible assets, other items (including gains or losses on disposal of investments, fair value adjustments to equity securities), interest income, certain interest expense, income tax expense or loss from equity-accounted investments to its reportable segments. Group costs generally include: employee related costs in relation to employees specifically hired for group roles and related directly to managing the US-listed entity; expenditures related to compliance with the Sarbanes-Oxley Act of 2002; non-employee directors' fees; legal fees; group and US-listed related audit fees; and directors and officer's insurance premiums. Once-off items represent non-recurring expense items, including costs related to acquisitions and transactions consummated or ultimately not pursued. Unrealized (loss) gain for currency adjustments represents foreign currency mark-to-market adjustments on certain intercompany accounts. Interest adjustment represents the intercompany interest expense included in the Consumer Segment Adjusted EBITDA during fiscal 2025. The Stock-based compensation adjustments reflect stock-based compensation expense and are excluded from the calculation of Segment Adjusted EBITDA and are therefore reported as reconciling items to reconcile the reportable segments' Segment Adjusted EBITDA to the Company's loss before income tax expense.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

21. OPERATING SEGMENTS (continued)

Segment measure of profit or loss (continued)

Our CODM does not review the components of segment selling, general and administration expenses and is presented with reports which include revenue and segment adjusted EBITDA.

The table below presents the reconciliation of revenue from external customers to the reportable segment's revenue, significant expenditures, the Company's reportable segment's measure of profit or loss, and certain other segment information for the years ended June 30, 2026 and 2025, respectively, is as follows:

Year ended June 30,2026	Merchant	Consumer	Enterprise	Unallocated	Total
Revenue from external customers	$ 506,193	$ 142,443	$ 72,918	$ -	$ 721,554
Intersegment revenues	3,142	188	1,812	-	5,142
Segment revenue(z)	**509,335**	**142,631**	**74,730**	**-**	**726,696**
Less segment-related expenses:					
Cost of goods sold, IT processing, servicing and support(y)	395,124	47,606	53,246	-	495,976
Selling, general and administration(1)(2)	78,678	48,832	13,365	-	140,875
Segment adjusted EBITDA	**$ 35,533**	**$ 46,193**	**$ 8,119**	**$ -**	**$ 89,845**
(z) includes interest revenue of:	9,750	27,419	-	-	37,169
(y) includes interest expense of:	1,945	5,257	-	-	7,202

	Merchant	Consumer	Enterprise	Group costs	Total
Depreciation and amortization	$ 14,734	$ 1,742	$ 430	$ 30,440	$ 47,346
Expenditures for long-lived assets	$ 19,581	$ 2,890	$ 2,578	$ -	$ 25,049

Year ended June 30,2025	Merchant	Consumer	Enterprise	Unallocated	Total
Revenue from external customers	$ 524,252	$ 96,008	$ 39,441	$ -	$ 659,701
Intersegment revenues	2,348	-	3,113	-	5,461
Segment revenue(z)	**526,600**	**96,008**	**42,554**	**-**	**665,162**
Less segment-related expenses:					
Cost of goods sold, IT processing, servicing and support(y)(A)	426,427	35,603	32,549	-	494,579
Selling, general and administration(A)(1)(3)	64,844	36,456	8,718	-	110,018
Segment adjusted EBITDA(A)	**$ 35,329**	**$ 23,949**	**$ 1,287**	**$ -**	**$ 60,565**
(z) includes interest revenue of:	7,231	5,038	-	-	12,269
(y) includes interest expense of:	1,671	3,394	-	-	5,065

	Merchant	Consumer	Enterprise	Group costs	Total
Depreciation and amortization	$ 10,997	$ 968	$ 371	$ 21,385	$ 33,721
Expenditures for long-lived assets	$ 18,117	$ 1,500	$ 1,482	$ -	$ 21,099

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

21. OPERATING SEGMENTS (continued)

The table below presents the reconciliation of revenue from external customers to the reportable segment's revenue, significant expenditures, the Company's reportable segment's measure of profit or loss, and certain other segment information for the year ended June 30, 2024, respectively, is as follows:

	Year ended June 30,2024				
	Merchant	**Consumer**	**Enterprise**	**Unallocated**	**Total**
Revenue from external customers	$ 456,069	$ 69,211	$ 38,942	$ -	$ 564,222
Intersegment revenues	3,721	-	7,955	-	11,676
Segment revenue(z)	**459,790**	**69,211**	**46,897**	**-**	**575,898**
Less segment-related expenses:					
Cost of goods sold, IT processing, servicing and support(y)(A)	394,238	23,165	37,424	-	454,827
Selling, general and administration(A)(1)(4)	37,218	33,367	6,542	-	77,127
Segment adjusted EBITDA(A)	**$ 28,334**	**$ 12,679**	**$ 2,931**	**$ -**	**$ 43,944**
(z) includes interest revenue of:	6,096	-	-	-	6,096
(y) includes interest expense of:	1,448	-	-	-	1,448

	Merchant	**Consumer**	**Enterprise**	**Group costs**	**Total**
Depreciation and amortization	$ 8,141	$ 734	$ 402	$ 14,388	$ 23,665
Expenditures for long-lived assets	$ 11,202	$ 1,317	$ 146	$ -	$ 12,665

(A) Cost of goods sold, IT processing, servicing and support and Selling, general and administration for Merchant and Total for the year ended June 30, 2026 have each increased by $0.2 million and $0.06 million, respectively, as a result of the correction, as discussed in Note 1, to the amount included in the captions Cost of goods sold, IT processing, servicing and support and Selling, general and administration for the three months ended September 30, 2025. Segment Adjusted EBITDA for Merchant and Total for the year ended June 30, 2026 have each decreased by $0.2 million as a result of the correction, as discussed in Note 1, to the amount included in the caption Segment Adjusted EBITDA for the three months ended September 30, 2025.

Cost of goods sold, IT processing, servicing and support and Selling, general and administration for Merchant and Total for the year ended June 30, 2025 have each increased by $0.6 million and $0.2 million, respectively, as a result of the correction discussed in Note 1. Segment Adjusted EBITDA for Merchant and Total for the year ended June 30, 2025 have each decreased by $0.9 million as a result of the correction discussed in Note 1.

Cost of goods sold, IT processing, servicing and support and Selling, general and administration for Merchant and Total for the year ended June 30, 2024 have each increased by $0.6 million and $0.2 million, respectively, as a result of the correction discussed in Note 1. Segment Adjusted EBITDA for Merchant and Total for the year ended June 30, 2024 have each decreased by $0.8 million as a result of the correction discussed in Note 1.

(1) Selling, general and administration includes human capital-related expenses (including base salary and bonus), IT-related expenses (including software licenses, hardware maintenance, hosting, and communication expenses), professional fees (including audit, legal, consulting and other fees), lease and utilities expenses, the allowance for credit losses and other operating and support expenses.

(2) Segment Adjusted EBITDA for the year ended June 30, 2026, includes retrenchment and reorganization costs for Merchant of $0.8 million (ZAR 14.0 million), Consumer of $0.4 million (ZAR 7.1 million) and Enterprise of $0.1 million (ZAR 1.1 million).

(3) Segment Adjusted EBITDA for the year ended June 30, 2025, includes retrenchment and reorganization costs for Merchant of $0.8 million (ZAR 15.7 million), Consumer of $0.1 million (ZAR 1.5 million) and Enterprise of $0.8 million (ZAR 13.6 million).

(4) Segment Adjusted EBITDA for the year ended June 30, 2024, includes retrenchment costs for Merchant of $0.3 million (ZAR 4.9 million) and Consumer of $0.2 million (ZAR 3.5 million).

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

21. OPERATING SEGMENTS (continued)

The reconciliation of the reportable segments' measures of profit or loss to income (loss) before income taxes for the years ended June 30, 2026, 2025 and 2024, respectively, is as follows:

	2026	2025	2024
Reportable segments measure of profit or loss (A)	$ 89,845	$ 60,565	$ 43,944
Operating loss: Group costs	(14,103)	(10,743)	(7,844)
Once-off costs	(5,452)	(17,826)	(1,853)
Interest adjustment	-	2,195	-
Unrealized gain (loss) for currency adjustments	53	(23)	83
Stock-based compensation charge adjustments	(6,969)	(9,550)	(7,911)
Depreciation and amortization	(47,346)	(33,721)	(23,665)
Loss on disposal of equity-accounted investment (Note 9)	(584)	(161)	-
Impairment loss(1)	(3,347)	(18,863)	-
Change in fair value of equity securities (Note 3)	2,593	(59,828)	-
Gain on disposal of equity securities	(730)	-	-
Other income	3,883	-	-
Reversal of doubtful loan receivable	1,500	-	250
Interest income	2,889	2,596	2,294
Interest expense (A)	(18,506)	(21,824)	(19,171)
Income (Loss) before income taxes (A)	$ 3,726	$ (107,183)	$ (13,873)

(A) Reportable segments' measure of profit or loss and net loss before taxes for the year ended June 30, 2026, have decreased by $0.2 million and $0.4 million, respectively, as a result of the correction, as discussed in Note 1, to the amount included in the captions Reportable segments' measure of profit or loss and net loss before taxes for the three months ended September 30, 2025. Interest expense for the year ended June 30, 2026, has increased by $0.1 million, as a result of the correction, as discussed in Note 1, to the amount included in the caption Interest expense for the three months ended September 30, 2025.

Reportable segments' measure of profit or loss and net loss before taxes for the year ended June 30, 2025, have decreased by $0.9 million, and $1.2 million, respectively, as a result of the correction discussed in Note 1. Interest expense for the June 30, 2025, has increased by $0.4 million as a result of the correction discussed in Note 1.

Reportable segments' measure of profit or loss and net loss before taxes for the year ended June 30, 2024, have decreased by $0.8 million, and $1.1 million, respectively, as a result of the correction discussed in Note 1. Interest expense for the June 30, 2024, has increased by $0.2 million as a result of the correction discussed in Note 1.

(1) Impairment loss excludes an amount of $0.7 million which is included in the caption Once-off costs related to the exit of the ATM business.

The segment information as reviewed by the chief operating decision maker does not include a measure of segment assets per segment as all of the significant assets are used in the operations of all, rather than any one, of the segments. The Company does not have dedicated assets assigned to a particular operating segment. Accordingly, it is not meaningful to attempt an arbitrary allocation and segment asset allocation is therefore not presented.

Long-lived assets based on their geographic location as of June 30, 2026, 2025 and 2024, are presented in the table below:

	Long-lived assets		
	2026	2025	2024
South Africa	$ 403,085	$ 392,098	$ 286,700
India - Investment in MobiKwik (Note 9)	-	-	76,297
Rest of world	8,609	3,055	2,548
Total	$ 411,694	$ 395,153	$ 365,545

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

22. COMMITMENTS AND CONTINGENCIES

Capital commitments

As of June 30, 2026 and 2025, the Company had outstanding capital commitments of approximately $0.6 million and $0.2 million, respectively.

Purchase obligations

As of June 30, 2026 and 2025, the Company had purchase obligations totaling $5.7 million and $2.9 million, respectively. The purchase obligations as of June 30, 2026, primarily relate to POS devices, components for safe assets and inventory that will be delivered to the Company and sold to customers in fiscal 2027.

Guarantees

The South African Revenue Service and certain of the Company's customers, suppliers and other business partners have asked the Company to provide them with guarantees, including standby letters of credit, issued by South African banks. The Company is required to procure these guarantees for these third parties to operate its business.

Nedbank has issued guarantees to these third parties amounting to ZAR 2.1 million ($0.1 million, translated at exchange rates applicable as of June 30, 2026) thereby utilizing part of the Company's short-term facilities. The Company pays commission of between 0.47% per annum to 1.84% per annum of the face value of these guarantees and does not recover any of the commission from third parties.

RMB has issued guarantees to these third parties amounting to ZAR 70.2 million ($4.3 million, translated at exchange rates applicable as of June 30, 2026) thereby utilizing part of the Company's short-term facilities.

The Company has not recognized any obligation related to these guarantees in its consolidated balance sheet as of June 30, 2026. The maximum potential amount that the Company could pay under these guarantees is ZAR 72.3 million ($4.4 million, translated at exchange rates applicable as of June 30, 2026). As discussed in Note 12, the Company has ceded and pledged certain bank accounts to Nedbank as security for these guarantees with an aggregate value of ZAR 2.1 million ($0.1 million translated at exchange rates applicable as of June 30, 2026). The guarantees have reduced the amount available under its indirect and derivative facilities in the Company's short-term credit facility described in Note 12.

Contingencies

The Company is subject to a variety of insignificant claims and suits that arise from time to time in the ordinary course of business. Management currently believes that the resolution of these other matters, individually or in the aggregate, will not have a material adverse impact on the Company's financial position, results of operations or cash flows.

23. RELATED PARTY TRANSACTIONS

Related parties of the Executive Chairman

The Company's Executive Chairman also serves as Chairman of a Teya Holdings Ltd. ("Teya"), a group of privately held entities. Certain entities within the Teya group engage in transactions with the Company in the ordinary course of business. The Company has evaluated these arrangements and determined that the related transactions were immaterial, individually and in the aggregate, to the Company's consolidated financial statements for the periods presented.

Related parties of a non-employee director

One of the Company's non-employee directors (Mr. Dean Sparrow) also serves as director and chief executive officer of Crossfin Holdings. Crossfin Holdings has an indirect shareholding in VantagePay and Mr. Sparrow is a director of VantagePay. The Company and VantagePay have engaged in a transaction in the ordinary course of business, refer to Note 4 for additional information.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

24. SUBSEQUENT EVENTS

New lease obtained

In August 2026, the Company, through Lesaka SA, entered into a binding offer to lease for a new regional office in Umhlanga, Durban, KwaZulu-Natal, South Africa with SA Sugar Distributors Proprietary Limited, a subsidiary of ABFS, a private company incorporated in South Africa. The lease commences on November 1, 2026 and is for a period of 5 years, with an option to renew for a further five years. The Company secured beneficial occupation from September 1, 2026, and is expected to record a ROU asset and an operating lease liability related from the date of taking beneficial occupation. The Company was required to provide a cash deposit of two month's rent to the lessor. The Company expects to pay an annual basic lease expense of $0.3 million (ZAR 5.1 million, translated at exchange rates applicable as of June 30, 2026), which increases by 7.00% per annum.

Guarantee issued to supplier

In July and August 2026, RMB issued guarantees of ZAR 22.0 million and ZAR 7.3 million, respectively, ($1.3 million and $0.4 million, respectively, translated at exchange rates applicable as of June 30, 2026), to third parties thereby utilizing part of the Company's short-term facilities.

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